Filed Pursuant to Rule 424(b)(3)

Registration No. 333-129951

PROSPECTUS February 14, 2006

$190,000,000

INNOPHOS, INC.

Exchange Offer for

8.875% Senior Subordinated Notes due 2014

Offer for outstanding 8.875% Senior Subordinated Notes due 2014, in the aggregate principal amount of $190,000,000 (which we refer to as the “Old Notes”) in exchange for up to $190,000,000 aggregate principal amount of 8.875% Senior Subordinated Notes due 2014 which have been registered under the Securities Act of 1933, as amended, (which we refer to as the “New Notes” and, together with the Old Notes, the “Notes”).

Terms of the Exchange Offer:

•	Expires 12:00 a.m., New York City time, March 14, 2006, unless extended.

•	Not subject to any condition other than that the exchange offer does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•	Innophos, Inc. (“Innophos”) can amend or terminate the exchange offer.

•	Innophos will exchange all 8.875% Senior Subordinated Notes due 2014 that are validly tendered and not validly withdrawn.

•	Innophos will not receive any proceeds from the exchange offer.

•	The exchange of Notes should not be a taxable exchange for U.S. federal income tax purposes.

•	You may withdraw tendered outstanding Old Notes any time before the expiration of the exchange offer.

Terms of the New Notes:

•	The New Notes will be unconditionally guaranteed, jointly and severally, by our present and certain of our future domestic restricted subsidiaries, all of which we refer to in this prospectus as the guarantors. As of the date of this prospectus, the only guarantor is our subsidiary, Innophos Mexico Holdings, LLC. The notes and guarantees will be senior subordinated obligations and will rank behind all of our and the guarantors’ current and future indebtedness other than trade payables, except indebtedness that expressly provides that it is not senior to the notes and the guarantees.

•	The New Notes mature on August 15, 2014. From February 15, 2005, the New Notes will bear interest, which will be payable semi-annually in arrears, at a rate per annum of 8.875%, on each February 15 and August 15, commencing on February 15, 2005.

•	Innophos may redeem the New Notes at any time on or after August 15, 2009.

•	Prior to August 15, 2007, Innophos may redeem up to 35% of the New Notes with proceeds of certain sales of the equity of Innophos.

•	Upon a change of control, Innophos may be required to offer to repurchase the New Notes.

•	The terms of the New Notes are identical to Innophos’s outstanding Old Notes except for transfer restrictions and registration rights.

Our senior secured credit facility totals $258.5 million, consisting of a five-year $50.0 million revolving credit facility and a six-year $208.5 million term loan facility. We had $208.5 million outstanding under our term loan facility as of September 30, 2005. At September 30, 2005, $45.2 million remained available under the revolving credit facility to finance working capital needs, as there was approximately $4.8 million issued under our letter of credit sub-facility. Each of these credit facilities are secured by substantially all of our assets, and as a result, are effectively senior to the Notes.

For a discussion of specific risks that you should consider before tendering your outstanding 8.875% Senior Subordinated Notes due 2014 in the exchange offer, see “ Risk Factors” beginning on page 14.

There is no public market for Innophos’s outstanding 8.875% Senior Subordinated Notes due 2014 or the New Notes. However, you may trade Innophos’s outstanding 8.875% Senior Subordinated Notes due 2014 in the Private Offering Resale and Trading through Automatic Linkages, or PORTAL™, market.

Each broker-dealer that receives New Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker dealer who acquired Old Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with any resales of the New Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, 8.875% Senior Subordinated Notes due 2014 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 8.875% Senior Subordinated Notes due 2014.

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

As used in this prospectus and unless the context indicated otherwise, “Notes” refers, collectively, to our “Old Notes” and “New Notes.”

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PROSPECTUS SUMMARY

As used in this prospectus, references to the “Company,” “we,” “us,” and “our” refer to Innophos, Inc. and its subsidiaries, unless the context otherwise requires. As used herein, the term “Holdco” refers only to Innophos Investments Holdings, Inc., the term Innophos refers only to Innophos, Inc., a wholly-owned subsidiary of Holdco, the term “Holdings” refers to Innophos Holdings, Inc., the direct parent of Holdco, and the term “Rhodia” refers to the former parent of Innophos, Rhodia, S.A., and its subsidiaries. This prospectus includes specific terms of the New Notes we are offering as well as information regarding our business and detailed financial data. For a more complete understanding of this offering, we encourage you to read this prospectus in its entirety.

Holdco, the direct parent of Innophos Inc., was incorporated on January 31, 2005 and is a wholly owned subsidiary of Holdings. Holdings contributed 100% of its interest in Innophos to Holdco on February 2, 2005. As Holdco and Innophos are companies organized under the common control of Holdings, the contribution will be accounted for in a manner similar to a pooling. Accordingly, the historical financial statements of Innophos will become the historical financial statements of Holdco. Holdco’s only asset is its 100% ownership of the stock of Innophos. Holdco conducts all of its business through Innophos. For further information on our corporate structure see page 2.

Our Company

We are a specialty phosphates producer in North America. Specialty phosphates include purified phosphoric acid and its downstream phosphate derivatives. Specialty phosphates are used as ingredients in a wide variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications. As the Rhodia phosphate business, which corresponds to the predecessor basis in our financial statements, sales for the period January 1, 2004 to August 13, 2004 were $332.7 million and for Innophos, which corresponds to the successor basis in our financial statements, sales for the period August 14, 2004 to December 31, 2004 were $205.6 million. For further information on predecessor and successor bases of accounting see “Management’s Discussion And Analysis of Financial Condition and Results of Operations — Items Affecting Comparability” and “— Critical Accounting Policies and Estimates — Combined/Consolidated.”

Our principal products include: (1) purified phosphoric acid, (2) specialty salts and acids, and (3) technical grade sodium tripolyphosphates, or STPP. Specialty salts and acids and STPP are the two major types of phosphate derivatives produced using purified phosphoric acid. In 2004, purified phosphoric acid, specialty salts and acids, and STPP and other products represented 21%, 50%, and 29% of our sales, respectively.

Purified phosphoric acid is used to make downstream phosphate derivatives and is also used directly in beverage applications and in water and metal treatment applications. Specialty salts are used in a variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications such as in: (1) bakery products as a leavening agent, (2) meat and seafood products for moisture, tenderness, and to enhance shelf-life, (3) dairy products to control melting and gelling, add calcium fortification, and to act as a preservative, (4) pharmaceutical and nutritional tablets as excipients or calcium additives, (5) oral care products as a toothpaste abrasive for whitening and anti-tartar, (6) technical applications such as water treatment and metal finishing, and (7) specialty fertilizers as essential nutrients. Specialty acids are used in a variety of industrial applications such as asphalt modification and petrochemical catalysis. STPP is a phosphate derivative primarily used in automatic dishwashing and detergents.

We have long-term relationships with our top customers, with the average relationship over 15 years. We work closely with many of our customers to tailor our products to the technical performance and quality standards specific to their requirements and develop new products to meet their changing needs. Our specialty chemicals are often critical ingredients in the formulation of our customers’ products, but often represent only a small portion of their product costs.

We offer a broad product offering of specialty phosphates in North America from our seven manufacturing facilities, four of which are located in the United States, two in Mexico and one in Canada.

Below is a summary chart of the corporate structure of our direct parents and subsidiaries.

Industry Overview

We compete in the specialized and diversified specialty phosphates market. Unlike agricultural phosphates, which are commodity chemicals used primarily as fertilizers and livestock feed supplements, specialty phosphates are used primarily in a diverse array of food and beverage, consumer product, pharmaceutical and nutritional supplement applications, which we believe contribute to higher margins and more stable volume growth.

The North American specialty phosphates market in 2003 was estimated to be approximately $1.1 billion. There are three major product categories, which include purified phosphoric acid as the key intermediary and two major downstream phosphate derivatives: (i) specialty salts and acids and (ii) STPP. Of the total $1.1 billion specialty phosphate market size in 2003, purified phosphoric acid represented approximately $290 million, specialty salts and acids represented approximately $540 million and STPP represented approximately $280 million.

We believe the specialty phosphates market in North America is a stable specialty chemicals niche market because of its steady volume growth and low threat of new entrants. Unlike certain commodity-like chemical segments, which tend to be cyclical, specialty phosphates exhibit stable demand characteristics through economic cycles, due to the majority of industry demand being derived from food and beverage, consumer product, pharmaceutical and nutritional supplement end-use applications. We believe that our industry has a low threat of new entrants due to the high capital costs of building new assets, the technical complexity required in developing highly specialized products, the approvals required by industry associations, government agencies and customers, the significant sales and support infrastructure demanded by our customers, and the logistical challenges and high freight costs that potentially disadvantage import producers. Along with the low threat of new entrants, we believe many customers are reluctant to switch specialty phosphate suppliers, which provides additional stability for existing market leaders. We provide many of our customers with specialized and engineered products, which provide critical functionality often at a low fraction of their total product cost. The decision to switch suppliers for many of our customers involves potential engineering and testing costs, product quality risks, availability concerns, and timing constraints, all of which we believe create significant disincentives to switch suppliers.

Over the last few years, the specialty phosphates industry has undergone significant changes, which we believe have improved the business prospects of the industry and its major producers. Each of the three major specialty phosphate product categories has consolidated over the past decade in North America: (1) Innophos and Potash Corporation of Saskatchewan, or PCS, are the major producers of purified phosphoric acid, (2) Innophos and ICL Performance Products (formerly known as Astaris) are the major producers of specialty salts and acids, and (3) Innophos and Quimir are the major producers of STPP. Additionally, capacity has been eliminated across all three major specialty phosphate product categories. During the last two years, Astaris closed three manufacturing plants that produced purified phosphoric acid, specialty salts, and STPP, which increased industry capacity utilization in North America in downstream phosphate derivatives. Finally, import producers, which have historically had low penetration in the North American specialty phosphates market, have been further disadvantaged by several recent trends, including energy supply constraints, limited product availability, high freight costs and currency fluctuations.

Recent Developments

Unaudited sales for the quarter ended December 31, 2005 were approximately $130.0 million compared to $133.5 million for the comparable quarter in 2004, a sales decline of approximately (2.6)%. For the year ended December 31, 2005 unaudited sales were approximately $536.0 million compared with aggregated sales of $538.3 million for the year ended December 31,2004, a sales decline of approximately (0.4)%. Although the overall financial results for the quarter ending December 31, 2005 are not yet available, management observed that selling price increases initiated throughout the year have been maintained. However, Innophos’ overall fourth quarter financial results will be negatively affected by higher natural gas costs and lower shipments for December as some of our customers shut down during the latter half of December for the holidays. No unusual material transactions occurred during the quarter ended December 31, 2005.

The Transactions

On June 10, 2004, we entered into an agreement of purchase and sale with Rhodia. Pursuant to the agreement of purchase and sale, we agreed to acquire the outstanding capital stock of certain Mexican subsidiaries and acquire certain assets relating to the specialty phosphate operations of Rhodia Inc., Rhodia Canada Inc., and Rhodia de Mexico S.A. de C.V., collectively referred to herein as the Phosphates Business, for a closing purchase price of $473.4 million, subject to pending post-closing working capital adjustments as defined in the agreement of purchase and sale. As of the closing of the purchase and sale agreement, 100% of Innophos’s outstanding capital stock was owned by Holdings. The combined stock and asset purchase is referred to hereafter as the Acquisition. The purchase price, together with the necessary funds to pay related fees and expenses, were financed by the following transactions:

•	$178.0 million of borrowings under the $220.0 million term loan portion of our senior credit facility. Subsequent to year-end, we sent a notice of borrowing to the lenders to borrow the additional $42.0 million available under our term loan facility, which we received in February 2005, in order to repay amounts outstanding under the $50.0 million revolving credit portion of our senior credit facility and for general corporate purposes;

•	$190.0 million from the issuance and sale of the Notes offered by Innophos in connection with the Acquisition, referred to herein as the 2004 Senior Subordinated Notes; and

•	Approximately $140.0 million of new equity contributed in connection with the Acquisition by certain affiliates of Bain Capital, LLC, referred to herein as “Bain Capital,” management, and other investors, collectively referred to herein as the Sponsors. In connection with the issuance by Holdco of its 2005 Floating Rate Senior Notes due 2015, $120.0 million, less $4.4 million of issuance costs, was returned as a distribution by Holdco to its shareholders as further described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

In connection with the Acquisition, we entered into ancillary agreements with Rhodia to address various supply, sales agency, and transition services arrangements to facilitate the continuity of our business operations after the closing of the Acquisition. See “Certain Relationships and Related Party Transactions.”

The Acquisition, the related ancillary agreements, the 2005 Floating Rate Senior Notes, the 2004 Senior Subordinated Notes, the initial borrowings under our senior credit facility, the equity investment by the Sponsors, and the payment of related fees and expenses are collectively referred to in this prospectus as the Transactions.

Purpose of the Exchange Offer

On August 13, 2004, we sold, through a private placement exempt from the registration requirements of the Securities Act, $190,000,000 of our 8.875% Senior Subordinated Notes due 2014, all of which are eligible to be exchanged for New Notes. We refer to these Notes as “Old Notes” in this prospectus.

Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, to be filed on or prior to May 15, 2005 unless not permitted by applicable law or SEC policy. Due to a delay in our delivery of our audited financial statements for the year ended December 31, 2004 and our quarterly financial statements for our three month period ended March 31, 2005, we were unable to cause this Registration Statement to be filed within the applicable deadline. Accordingly, we were subject to assessment of liquidated damages in an amount equal to a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion thereof that this Registration Statement was not filed, for the first 90 days after May 15, 2005.

•	The amount of the liquidated damages shall increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until this Registration Statement is filed, up to a maximum total amount of liquidated damages of 1.00% per annum, accruing daily on the principal amount of the Old Notes through and until the date of this Registration Statement.

•	As we were subsequently unable to file this Registration Statement within 90 days of May 15, 2005 and August 15, 2005, we are currently subject to an additional assessment of liquidated damages in an amount equal to a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion there of that this Registration Statement is not filed. The filing of this Registration Statement will cure the breach of this obligation to file a registration statement by May 15, 2005, subject to the above payment of liquidated damages.

•	The registration rights agreement also requires that we use all commercially reasonable efforts to cause this Registration Statement to be declared effective by the SEC no later than August 15, 2005.

•	Although this Registration Statement was not declared effective by August 15th, according to the terms of the registration rights agreement, we are currently subject to liquidated damages only for our failure to timely file this Registration Statement. However, because of the breach of our obligation to cause this Registration Statement to become effective on or prior to August 15, upon the filing of this Registration Statement and the resultant cure of the breach of our filing obligation, the liquidated damages we were subject to due to the breach of such filing obligation will continue.

•	Additional liquidated damages will be assessed at a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion thereof that this Registration Statement is not declared effective, for the first 90 days after November 15, 2005. This rate shall increase by 0.25% with respect to each subsequent 90-day period, up to a maximum total amount of liquidated damages of 1.00% per annum, through and until the date that this Registration Statement is declared effective.

•	The SEC declaring this Registration Statement effective will cure the breach of this obligation to cause this Registration Statement to become effective by August 15, 2005, subject to the above payment of liquidated damages.

We refer to the Notes to be registered under this Registration Statement as “New Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings “—Summary of the Exchange Offer,” “The Exchange Offer” and “Description of the New Notes” for further information regarding the New Notes.

We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Summary of the Exchange Offer

The Exchange Offer

Securities Offered

Up to $190,000,000 aggregate principal amount of 8.875% Senior Subordinated Notes due 2014. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes.

The Exchange Offer

Innophos is offering to exchange the Old Notes for a like principal amount at maturity of the New Notes. Old Notes may be exchanged only in integral principal at maturity multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement dated as of August 13, 2004, which granted the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

Expiration Date; Withdrawal of Tender

Innophos’s exchange offer will expire 12:00 a.m., New York City time, on March 14, 2006, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the New Notes in the ordinary course of business:

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

•	you are not an “affiliate” of Innophos, as defined in Rule 405 of the Securities Act

•	you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any New Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Innophos does not assume or indemnify you against this liability.

Each broker-dealer acquiring New Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any New Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the New Notes issued in the exchange offer.

Conditions to the Exchange Offer

Innophos’s obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Notes Held in the Form of Book-Entry Interests

The Old Notes were issued as global securities and were deposited upon issuance with U.S. Bank National Association. U.S. Bank National Association issued certificateless depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depositary Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the BLUE-colored “Letter of Election and Instructions to Brokers or Bank” that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes will be tendered in multiples of $1,000.

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 12:00 a.m., New York City time, on the expiration date.

United States Federal Income Tax Considerations

The exchange offer should not result in any income, gain or loss to the holders of Old Notes or to us for United States Federal Income Tax Purposes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.

Exchange Agent	U.S. Bank National Association is serving at the exchange agent for the exchange offer.

PORTAL Market

There is no public market for Innophos’s outstanding Old Notes or the New Notes. However, you may trade Innophos’s outstanding Old Notes in the Private Offering Resale and Trading through Automatic Linkages, or PORTAL™, market.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require Innophos to register their Old Notes under a shelf registration statement.

The New Notes

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a “series” of securities under that indenture. Unless the context indicates otherwise, we use the term “Notes” in this prospectus to refer collectively to the Old Notes and the New Notes.

Issuer	Innophos, Inc.

The New Notes	$190,000,000 principal amount of 8.875% Senior Subordinated Notes due 2014.

Maturity	August 15, 2014.

Interest

The Notes will accrue interest from the issue date at a rate of 8.875% per year. Interest on the Notes will be payable semi-annually in arrears on each February 15 and August 15, commencing on February 15, 2005.

Denominations	$1,000 minimum and $1,000 integral multiples thereof.

Guarantees

The Notes will be unconditionally guaranteed, jointly and severally, by our present and certain of our future domestic restricted subsidiaries, all of which we refer to in this offering memorandum as the guarantors. As of the date of this prospectus, the only guarantor is our subsidiary, Innophos Mexico Holdings, LLC. If we cannot make payments required by the Notes, the guarantors must make them. The guarantees may be released under certain circumstances.

Ranking

The Notes and the guarantees will be unsecured senior subordinated obligations. They will rank behind all of our and the guarantors’ current and future indebtedness other than trade payables, except indebtedness that expressly provides that it is not senior to the Notes and guarantees. As of September 30, 2005, we had $208.5 million of indebtedness senior to the Old Notes, and have approximately $50.0 million available for borrowing under our senior credit facility (excluding outstanding letters of credit).

Optional Redemption	We may, at our option, redeem some or all of the Notes at any time on or after August 15, 2009, at the redemption prices listed under “Description of the New Notes—Optional Redemption.”

In addition, at any time prior to August 15, 2007, we may on any one or more occasions redeem up to 35% of the Notes with the proceeds of certain sales of our equity at the redemption price listed under “Description of the New Notes—Optional Redemption.” We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding and the redemption occurs within 90 days of the date of the closing of such equity offering. Prior to August 15, 2009, we may redeem the Notes at a price equal to 100% of the principal amount of the Notes plus the “make-whole” premium as described under “Description of the New Notes—Optional Redemption.”

Mandatory Repurchase Offer

If we sell certain assets or experience specific kinds of changes of control, we must offer to repurchase the Notes at the prices listed under “Description of the New Notes—Repurchase at the Option of Holders.” We may not be able to pay you the required price for Notes you present to us at the time of a change of control because we may not have enough funds at that time or terms of our debt may prevent us from paying.

Change of Control

If a change in control occurs, we may be required to give holders of the Notes the opportunity to sell us their Notes at 101% of their face amount, plus accrued and unpaid interest and liquidated damages, if any. We might not be able to pay you the required price for Notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our other debt, including our new senior secured revolving credit facility, may prevent us from paying you these amounts.

If we have insufficient funds to purchase the Notes if a change of control occurs, the failure to purchase them would constitute an event of default under the indenture governing the Notes and a change of control would also result in an event of default under our senior secured revolving facility under certain circumstances. A change of control under the Indenture would include the sale, lease, exchange or other transfer of all or substantially all of the assets of Innophos to certain persons or groups; the acquisition by certain persons or groups of shares representing more than 50% of the aggregate ordinary voting power of Innophos; the adoption of a plan of liquidation or dissolution of Innophos; or, after an initial public offering of Innophos or any indirect parent of Innophos, the directors of Innophos who were either members of the Board of Directors of Innophos upon the execution date of the Indenture or were nominated by members who were, ceasing to constitute a majority of the Board of Directors of Innophos. A change of control under the senior secured credit facility would be deemed to have occurred if, in addition to any of the events listed in the previous sentence occurring, (i) prior to an initial public offering of Innophos stock, Bain Capital Partners, LLC or certain of its affiliates (a) cease to hold a majority of the voting power of Holdings or (b) cease to own a majority of the outstanding capital stock of Holdings; or (ii) at or after an initial public offering of Holdings stock, (a) Bain Capital Partners, LLC or certain of its affiliates (a) cease to own at least 25% of the outstanding capital stock of Holdings or (b) cease to own a greater percentage of the outstanding stock of Holdings than any other shareholder of Holdings or (c) directors of Holdings who were either members of the Board of Directors of Holdings upon the execution date of the Indenture or were nominated by members who were, cease to constitute a majority of the Board of Directors of Holdings; or (iii) at any time, Holdings ceases to own and control, directly, 100% of each class of outstanding of Innophos free and clear of all liens.

These events are subject to important modifications and exceptions. See “Description of the New Notes—Certain Definitions—‘Change of Control.’”

Certain Covenants

We will issue the New Notes under an indenture with U.S. Bank National Association, which will initially act as trustee on your behalf. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	borrow money;

•	incur liens;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	issue preferred stock of subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer or sell assets.

Risk Factors	Investing in the Notes involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in the Notes.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

For more complete information about the Notes, see the “Description of the New Notes” section of this prospectus.

Our executive offices are located at 259 Prospect Plains Road, Cranbury, New Jersey 08512.

Summary Historical and Other Financial Data

The following table presents our summary historical and other financial data, which you should read in conjunction with “The Refinancing Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary historical combined/consolidated financial data presented for each of the periods ended December 31, 2004, August 13, 2004, December 31, 2003 and December 31, 2002 were derived from the audited financial statements of Innophos included elsewhere in this prospectus. The historical financial data for the year ended December 31, 2001 were derived from unaudited combined financial statements. The condensed historical unaudited statement of operations and balance sheet data for the period August 14, 2004 to September 30, 2004 and for the nine months ended September 30, 2005 have been derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus, which in our opinion contains all adjustments necessary for a fair statement of the interim financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future.

On August 13, 2004, Innophos Holdings, Inc., a company formed by our sponsors, acquired 100% of the common stock of Innophos Inc. Innophos Inc. and its subsidiaries acquired from Rhodia the assets of the United States, Port Maitland, Ontario and Mission Hills, Mexico operations, as well as the common stock of certain Mexican subsidiaries. As a result, our financial statements are presented under two different bases of accounting. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is on a combined basis, and all Innophos activity from August 14, 2004 under the successor basis is on a consolidated basis.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

(in thousands)

	Combined Predecessor				Consolidated Successor	Consolidated Successor	Consolidated Successor
	Year Ended December 31,			January 1, through August 13, 2004	August 14, through December 31, 2004(6)	(Unaudited) August 14, through September 30, 2004(6)	(Unaudited) Nine Months Ended September 30, 2005
	2001 (1)	2002	2003
Statement of Operations Data:
Net Sales	$516,859	$511,806	$503,920	$332,721	$205,607	$72,140	$406,118
Costs of goods sold	419,879	406,049	422,914	277,014	177,568	63,630	335,119

Gross Profit	96,980	105,757	81,006	55,707	28,039	8,510	70,999
Operating expenses:
Selling, general and administrative	41,596	38,920	38,452	22,875	18,907	5,419	38,112
R&D	4,996	5,294	4,816	3,106	964	294	1,706
In-process R&D	—	—	—	—	1,200	1,300	—
Goodwill impairment(2)	—	—	17,600	—	—	—	—
Restructuring(3)	5,693	1,675	2,082	1,783	119	—
Asset Securitization(4)	1,954	1,776	963	(66)	—	—

Total operating expenses	54,239	47,665	63,913	27,698	21,190	7,013	39,818
Income from operations	42,741	58,092	17,093	28,009	6,849	1,497	31,181
Interest expense	9,122	4,175	3,351	3,098	11,065	3,604	24,293
Foreign exchange (gains) losses, net	(190)	207	1,735	627	315	(70)	(374)
Other (income) expense, net	—	86	146	22	(50)	(11)	(358)

Income (loss) before income taxes	33,809	53,624	11,861	24,262	(4,481)	(2,026)	7,620
Provision (benefit) for income taxes	14,470	19,279	11,245	8,954	(3,706)	(1,110)	4,857

Net income (loss)	$19,339	$34,345	$616	$15,308	$(775)	$(916)	$2,763

Other Data:
Cash flows provided by (used in):
Operating activities	29,050	59,319	26,348	44,095	(5,375)	(16,247)	46,945
Investing activities	(29,687)	(13,790)	(12,673)	(2,633)	(486,432)	(482,129)	(6,403)
Financing activities	3	(45,671)	(10,330)	(43,287)	503,052	504,540	13,995
Capital expenditures	43,363	12,557	13,107	2,745	4,046	526	6,403

	Combined Predecessor			Consolidated Successor	Consolidated Successor	Consolidated Successor
	2001 (Unaudited)	2002	2003	As of December 31, 2004(6)	As of September 30, 2004(6)	As of September 30, 2005
Balance Sheet Data:
Accounts receivable(4)	$50,274	$48,527	$52,689	$66,324	$60,459	$55,586
Inventories	72,440	66,640	61,849	66,563	56,072	70,737
Property, plant & equipment, net	312,821	299,088	298,235	333,549	337,489	310,301
Total assets	605,518	582,702	569,996	630,891	617,769	648,455
Total debt(5)	154,905	165,680	209,941	384,555	386,500	398,450
Total owner’s net investment	292,052	271,604	240,573	—	—	—
Total stockholder’s equity	—	—	—	138,725	138,442	141,588

(1)	Operating results reflect the acquisition of Albright & Wilson PLC in March 2000. As such, fiscal year 2001 is the first fiscal year to fully reflect this acquisition.
(2)	Represents the non-recurring and non-cash impairment write-down of goodwill at our Mexican subsidiaries pursuant to SFAS No. 142, “Goodwill and Other Intangibles,” as of December 31, 2003.
(3)	Restructuring costs primarily represent employee termination costs and relate to the following items:
(a)	$5.7 million in 2001 primarily relating to headcount reductions as our current management team implemented a series of cost reduction initiatives at our largest Mexican and U.S. operations,
(b)	$1.7 million in 2002 primarily for the elimination of 50 individuals in our Mexican operations in an effort to streamline plant operations and to reduce headcount,
(c)	$2.1 million in 2003 primarily for the elimination of (i) 38 individuals at our Chicago Heights facility in connection with the outsourcing of certain distribution and packaging operations and (ii) 24 individuals in our Mexican operations as we positioned ourselves as a stand-alone company, and
(d)	$1.8 million in the first 7.5 months of 2004 primarily relating to (i) headcount reductions at our Cranbury headquarters relating to the restructuring of our company to a product-focused organization and (ii) the elimination of seven individuals at our Chicago Heights facility relating to the aforementioned initiatives.
(e)	$0.1 million from August 14, 2004 to December 31, 2004 related to three individuals at our Mexican operations.
(4)	Accounts receivable does not include the unretained portion of gross accounts receivable that had been sold under the Rhodia asset securitization program as follows:

	Combined Predecessor			Consolidated Successor	Consolidated Successor	Consolidated Successor
	As of December 31,				As of September 30,
(in thousands)	2001 (Unaudited)	2002	2003	2004	2004 (Unaudited)	2005 (Unaudited)
Gross accounts receivable	$74,120	$71,017	$71,231	$66,324	$60,459	$55,586
Unretained portion	23,846	22,490	18,542	—	—	—

Accounts receivable	$50,274	$48,527	$52,689	$66,324	$60,459	$55,586

(5)	Total predecessor debt includes debt owed to Rhodia.
(6)	The successor period reflects the application of purchase accounting in accordance with SFAS No. 141, “Business Combinations.”

RISK FACTORS

An investment in the Notes is subject to numerous risks, including those listed below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. You should carefully consider the following risks, along with the information provided elsewhere in this prospectus. These risks could materially affect our ability to meet our obligations under the Notes. You could lose all or part of your investment in, and the expected return on, the Notes.

Risks Related to the Notes

Our substantial leverage may impair our financial condition and prevent us from fulfilling our obligations under the Notes.

We have a substantial amount of debt. As of September 30, 2005, our total debt was equal to $398.5 million, excluding the $127.0 million senior floating rate notes issued by Holdco. For the nine months ended September, 2005, our ratio of earnings to fixed charges was 1.3x. See “Capitalization” for additional information.

Our substantial debt could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Notes;

•	increasing our vulnerability to general adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payment of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions, and general corporate requirements;

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

•	limiting our flexibility in planning for, or reacting to, changes in our business, and the industry in which we operate.

These limitations and consequences may place us at a competitive disadvantage to other less-leveraged competitors.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

Subject to specified limitations, the indenture governing the Notes and the credit agreement governing our senior credit facility permits us and our subsidiaries to incur substantial additional debt. Our senior secured credit facility totals $258.5 million, consisting of a five-year $50.0 million revolving credit facility and a six-year $208.5 million term loan facility. No amounts were outstanding under our revolving credit facility and we had approximately $4.8 million of letter of credit obligations outstanding as of September 30, 2005. In addition, as of September 30, 2005, the Company had $208.5 million outstanding as floating rate debt under our term loan facility. An immediate increase in the interest rate on this debt of one percentage point would cause an increase in cash interest expense of approximately $2.1 million per year. As of September 30, 2005, we had $45.2 million of our revolving credit facility available to finance working capital needs and to support letter of credit obligations. As of September 30, 2005, we had $190.0 million in principal amount of fixed-rate debt. Any additional indebtedness incurred under our senior credit facility would rank senior to the Notes. If new debt is added to our subsidiaries’ current debt levels, the risks described above could intensify. See “Description of Certain Indebtedness—Senior Credit Facility” and “Description of the New Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” for additional information.

We will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

The Company’s estimated 2005 annual debt service cash payments, including interest and voluntary principal payments, are $41.7 million. Our ability to make payments on and refinance our debt and to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative, and regulatory factors and other factors that are beyond our control. For example, our need to stock substantial inventory could increase our working capital needs. We cannot assure you that our business will continue to generate cash flow from operations at current levels or that our cash needs will not increase. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our existing debt or obtain additional financing or reduce expenditures that we deem necessary to our business. We cannot assure you that any refinancing of this kind would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Notes.

Your right to receive payments on the Notes and the guarantees is junior to all of our and the guarantors’ senior indebtedness.

The Notes and the guarantees are contractually junior in right of payment to all of the guarantors’ existing and future senior indebtedness. As of September 30, 2005, the Notes and the guarantees were subordinated to $208.5 million of senior indebtedness. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy or similar proceeding relating to us or the guarantors, or if there is payment default under, or an acceleration of any senior indebtedness, the holders of senior indebtedness of Innophos and the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to these Notes or the guarantees. Accordingly, we and the guarantors may not have enough assets remaining after payments to holders of senior indebtedness to pay you.

In addition, all payments on the Notes and the guarantees will be blocked in the event of a payment default or certain other defaults in respect of designated senior indebtedness unless such indebtedness has been repaid in full or the default has been cured or waived. In addition, all payments on the Notes and the guarantees may be prohibited for up to 179 or 360 consecutive days in the event of certain non-payment defaults on such senior indebtedness.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Innophos or the guarantors, holders of the Notes will participate with all other holders of our subordinated indebtedness and the guarantors in the assets remaining after we and the guarantor have paid all of the senior indebtedness. Because we have agreed that our senior indebtedness must be paid first you may receive proportionately less than other unsubordinated creditors, including trade creditors, in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of these Notes may therefore receive ratably less than other creditors.

As of September 30, 2005, the aggregate amount of our secured indebtedness and the secured indebtedness of our subsidiaries was approximately $208.5 million, and approximately $45.2 million would have been available for additional borrowing under the senior credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture. See “Description of Certain Indebtedness—Senior Credit Facility.”

Your right to receive payments on the Notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some but not all of our subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

On September 30, 2005, our non-guarantor subsidiaries had $226.0 million of indebtedness and other liabilities (including trade payables), which would have been effectively senior to the Notes. Our non-guarantor subsidiaries generated 33% of our combined net sales in the twelve-month period ended September 30, 2005 and held 49% of our combined total assets as of September 30, 2005. See footnote 15 to our condensed financial statements for the period ended September 30, 2005 which is included at the back of this prospectus.

Covenant restrictions under our indebtedness may limit our ability to operate our business and, in such an event, we may not have sufficient assets to pay amounts due to you on the Notes.

The credit agreement governing our senior credit facility and the indenture governing Holdco’s 2005 Floating Rate Senior Notes and the indenture governing the Notes and our future debt agreements will contain, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Our senior credit facility, the indenture governing Holdco’s 2005 Floating Rate Senior Notes and the indenture governing the Notes restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money;

•	incur liens;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	issue preferred stock of subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer or sell assets.

In addition, our senior credit facility will require us to maintain specified financial ratios and satisfy certain financial condition tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our senior credit facility, the indenture governing Holdco’s 2005 Floating Rate Senior Notes and the indenture governing the Notes. If an event of default under our senior credit facility occurs, the lenders could terminate all commitments to lend and elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If we were unable to pay such amounts, the lenders could proceed against the collateral pledged to them. We will pledge substantially all of our assets to the lenders. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the Notes. As a result, you may receive less than the full amount you would be otherwise entitled to receive on the Notes. See “Description of Certain Indebtedness—Senior Credit Facility” and “Description of the New Notes” for additional information.

Fraudulent transfer statutes may limit your rights as a holder of the Notes.

Federal and state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	avoid all or a portion of our obligations to holders of the Notes;

•	subordinate our obligations to holders of the Notes to our other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the Notes; and

•	take other action detrimental to holders of the Notes, including invalidating the Notes.

In that event, we cannot assure you that you would ever be repaid.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time the Notes were issued, we:

(1) issued the Notes with the intent of hindering, delaying or defrauding current or future creditors; or

(2) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes; and

(a) were insolvent or were rendered insolvent by reason of the issuance of the Notes;

(b) were engaged, or were about to engage, in a business or transaction for which our assets were unreasonably small; or

(c) intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as such debts mature.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes. To the extent that proceeds of the Notes or Holdco’s 2005 Floating Rate Senior Notes were being used to make payments to our former stockholders, a court could find that we or Holdco did not receive fair consideration or reasonably equivalent value for the incurrence of the debt represented by the Notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation, or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they become due.

We cannot assure you what standard a court would apply in determining our solvency and whether it would conclude that we were solvent when we incurred our obligations under the Notes.

Our obligations under the Notes will be guaranteed by all of our direct and indirect present and future domestic restricted subsidiaries. As of the date of this prospectus, the only guarantor of the Notes was Innophos Mexico Holdings, LLC. The guarantees may also be subject to review under various laws for the protection of creditors. It is possible that creditors of the guarantors may challenge the guarantees as a fraudulent transfer or conveyance. The analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, because the guarantees were incurred for the benefit of the issuer, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor’s obligations under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the Notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the Notes. In addition, the liability of each guarantor under the indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance or improper corporate distribution, and there can be no assurance as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to make the change of control offer required by the indenture.

Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The source of funds for that purchase of Notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any change of control to make required repurchases of Notes tendered. In addition, the terms of our senior credit facility limits our ability to repurchase your Notes and provides that certain change of control events will constitute an event of default thereunder. Our future debt agreements may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase all of the Notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our other debt and the Notes or that restrictions in our senior credit facility and the indenture will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of the New Notes—Change of Control” and “Description of Senior Credit Facility” for additional information.

If an active trading market does not develop for the Notes, you may be unable to sell the Notes or to sell the Notes at a price that you deem sufficient.

The Notes will be new securities for which there currently is no established trading market and we cannot be sure that an active trading market will develop for the Old Notes or the New Notes, if any. We do not intend to apply for listing of the Old Notes or, when issued, the New Notes, on any securities exchange or on any automated dealer quotation system. Although we have been informed by certain of the initial purchasers that they currently intend to make a market in the Old Notes and, if issued, the New Notes that will replace the Old Notes, they are not obligated to do so and may discontinue making a market at any time without notice. The New Notes are expected to be made eligible for trading in The PORTAL Market, a subsidiary of the Nasdaq Stock Market, Inc.

The liquidity of, and trading market for, the Old Notes, and, when issued, the New Notes, may also be adversely affected by, among other things:

•	changes in the overall market for high-yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Old Notes and, when issued, the New Notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. We cannot assure you that the market for the Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the Notes.

Risks Related to the Company

We depend to a significant extent on the availability and pricing of certain raw materials. Any interruption in, or increase in pricing of, our supply of raw materials could adversely affect our business and operating results.

Our principal raw materials consist of MGA (Merchant Green Acid), purified phosphoric acid, phosphate rock and energy (principally natural gas). Our raw materials are generally purchased pursuant to long-term supply contracts which are typically priced according to predetermined formulae based on available price indices or market prices. We do not typically engage in futures or other derivatives contracts to hedge against fluctuations in future prices. In many cases, our contracted selling prices for our products are fixed for a period of one year, which increases our exposure to volatility in raw materials prices. The principal raw materials used in our business include the following:

Merchant Green Acid. A substantial portion of our merchant green acid is supplied to us by PCS. We are a party to a long-term contract with PCS that extends through July 2011 (with renewal options through 2031), the price of which varies based on the price of raw materials, including phosphate rock, and other cost variables. Some portion of our merchant green acid supply is provided to us by Office Cherifién des Phosphates (“OCP”), a Moroccan-based company, which supplies merchant green acid to our facility in Coatzacoalcos, Mexico.

Purified Phosphoric Acid. Purified phosphoric acid is the principal raw material input for our Chicago (Waterway), Illinois, Chicago Heights, Illinois, Port Maitland, Canada and Nashville, Tennessee facilities. Most of our purified phosphoric acid requirements that are not produced internally are met pursuant to a long-term contract with PCS that extends through 2018, the pricing of which varies based on the price of raw materials, including phosphate rock and other cost variables.

Phosphate Rock. Phosphate rock is sourced from OCP pursuant to a long-term supply contract that extends through 2010. Phosphate rock is also used for fertilizer production and the cost of this material is mainly driven by demand conditions in the fertilizer market and freight costs, which are volatile.

Natural Gas. Natural gas prices have experienced significant volatility in the past several years. Wide fluctuations in natural gas prices may result from relatively minor changes in the supply of and demand for natural gas, market uncertainty, and other factors that are beyond our control, including:

•	worldwide and domestic supplies of natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to agree to and maintain oil price and production controls;

•	the impact of political instability and terrorist activities within OPEC member states on the available supply and pricing of fossil fuels; and

•	the overall economic environment.

In addition, natural gas is often a substitute for petroleum-based energy supplies and natural gas prices are positively correlated with petroleum prices. Future increases in the price of petroleum (resulting from increased demand, political instability and other factors) may result in significant additional increases in the price of natural gas. We typically purchase natural gas at spot market prices for use at our facilities. From time to time, we enter into longer term, fixed natural gas contracts which serves to reduce some of the volatility in the price.

In addition, certain of our suppliers rely, in turn, on sole or limited sources of supply for raw materials included in their products. Failure of our suppliers to adjust to meet increasing or changes in demand may prevent them from continuing to supply raw materials in the quantities and the quality and at the times we require, or at all. Our inability to obtain sufficient quantities of sole or limited source raw materials or to develop alternative sources if required could result in delays and increased costs in our operations or our inability to properly maintain our existing level of operations. Such occurrences could have a material adverse effect on our business, financial condition, and results of operations.

The results of certain of our businesses are significantly dependent on long-term contractual arrangements with suppliers.

The results of certain of our business activities depend on long-term or renewable contracts. In particular, we rely to a significant degree on single-source supply contracts. For example, less than 25% of our purified phosphoric acid needs are sourced from PCS. Furthermore, we seek to procure our major requirements for key raw materials pursuant to medium or long-term contracts.

In certain cases these contractual relationships may be with a relatively limited number of suppliers. Although most of our major supplier relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts may come up for renewal. We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial condition. In addition, from time to time we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain number of years. If we experience delays in delivering product, we may be subject to indemnities, which could be significant.

Continued pricing pressures by our customers and increased competition may adversely affect our results of operations.

We have in the past experienced pricing pressure from customers in some of the markets in which we compete. We took steps to reduce costs and resist possible price reductions; however, price reductions have in the past impacted our sales and profit margins. If we are not able to offset future price pressure through improved operating efficiencies and reduced expenditures, price reductions may have a material adverse effect on our results of operations.

We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, including product differentiation and innovation, product quality, and supply reliability. In addition, in some market segments, our products are subject to price competition due to factors such as competition from low-cost producers, import competition, excess industry capacity and consolidation among our customers and competitors. New products or technologies developed by competitors may also have a material adverse impact on our competitive position. Recently announced expansions, such as the PCS expansion scheduled for startup in 2006, ICL’s ammonium phosphates in Israel, and others as they may develop, may have a negative impact on performance.

Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.

Our future operating results will depend to an extent on our ability to continue to introduce new products and applications that offer distinct value for our customers. Many of our products could be affected by technological change and new product introductions and enhancements. We expect to continue to enhance our existing products and identify, develop, and manufacture new products with improved capabilities, and make improvements in our productivity in order to maintain our competitive position. We intend to devote resources to the development of new technologically advanced products and systems and to continue to devote a substantial amount of expenditures to the research and development functions of our business. However, we cannot assure you that:

•	we will be successful in developing new products or systems or bringing them to market in a timely manner;

•	products or technologies developed by others will not render our offerings obsolete or non-competitive;

•	our customers will not substitute our products with competing products or alternate technology;

•	the market will accept our innovations; or

•	our competitors will not be able to produce our core non-patented products at a lower cost.

Following the Acquisition, we entered into various supply, sales agency, and transition services arrangements with Rhodia and its affiliates to facilitate the continuity of our business operations post-closing. We rely, to a significant extent, on Rhodia’s ability to perform its obligations under these ancillary agreements.

Rhodia has put a restructuring plan in place in an effort to reduce its overall leverage and improve its balance sheet. Rhodia’s ability to meet its financial obligations and to finance its operations depends on the success of its restructuring plan and its ability to refinance debt maturing in the medium-term which will depend on its ability to secure new sources of financing.

We cannot provide you with any assurance that Rhodia’s restructuring efforts will ultimately be successful. If Rhodia were to become insolvent or were to file for bankruptcy protection, we cannot assure you that Rhodia would continue to perform all of its obligations, including indemnification obligations, under our agreements with them. Such non-performance could have a material adverse effect on our business, financial condition, and results of operations, and could materially impair our ability to operate successfully as a stand-alone organization. See “Certain Relationships and Related Party Transactions.”

We have purchased specified assets and equity interests from Rhodia that require us to complete the transition to a stand-alone organization. This transition may result in unanticipated disruptions in the operation of our business and increased operating expenses for us.

In order to move to a stand-alone organization, we are creating an independent information technology platform, implementing newly independent finance and accounting departments and procedures. We have contractually secured agreements for necessary transition services from our former Rhodia parent and its affiliates on economic terms that we believe are attractive. We have entered into a lease covering our existing headquarters location and upon expiration of the aforementioned agreements we plan to have the necessary information technology infrastructure in place.

Since Innophos has a very limited history as a stand-alone enterprise, we cannot assure you that the transition to a stand-alone enterprise will not result in significant business disruptions such as customer defections or supply disruptions, increased operating expenses, or other risks that we cannot anticipate. Such unanticipated business disruptions and increased expenses may have a material adverse effect on our business, financial condition or results of operations.

Because our historical and pro forma financial information may not be representative of our results as a combined entity, you have limited financial information on which to evaluate our business and your investment decision.

We have had a very limited history of functioning as a stand-alone entity and our operations were not previously managed on a stand-alone basis. As a stand-alone entity, we no longer enjoy many of the benefits associated with being part of the Rhodia organization such as research and development resources, marketing organization, and managerial expertise. Our prospects should be considered in light of the numerous risks commonly encountered in new stand-alone organizations. The historical financial statements and pro forma financial statements presented in this prospectus may not reflect what our results of operations, financial position, and cash flows would have been had we operated on a stand-alone basis and may not be indicative of what our results of operations, financial position, and cash flows will be in the future.

We have identified material weaknesses in our internal controls over financial reporting.

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be reported in the Company’s consolidated financial statements and filings is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company will be a first-time SEC registrant upon this registration statement becoming effective during 2006. As such, the Company is not currently subject to Exchange Act rules implementing Section 404 of the Sarbanes-Oxley Act. Based on the Company’s current designation as a non-accelerated filer, we will be required to be fully compliant with Section 404 of the Sarbanes-Oxley Act by the end of 2007. Prior to the August 2004 transaction, the Company was part of a much larger entity which provided from a shared service center many of the support functions that the Company must now perform as the Company continues to transition to a stand-alone entity.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, our management concluded that the Company had the following material weaknesses:

•	The Company did not have effective controls over the completeness and accuracy of the accounting for customer rebates affecting revenues and accrued expenses. Specifically, effective controls were not designed and in place to ensure that all customer rebate agreements were supported by the formal documentation of a contract and accounted for in accordance with the contract. This control deficiency resulted in audit adjustments to the fourth quarter 2004 financial statements. In addition, this control deficiency could result in a misstatement of revenue and accrued expense that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

•	The Company did not have effective controls over the completeness and accuracy of income taxes, including deferred tax assets and liabilities and income tax expense. Specifically, effective controls were not designed and in place to monitor and review the applicable tax rates utilized and to timely reflect changes in tax laws and regulations to ensure that the Company’s income tax accounts were in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to the fourth quarter 2004 financial statements. Additionally, this control deficiency could result in a misstatement of income taxes, deferred tax accounts and income tax expense that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

•	The Company did not have effective controls designed and in place over the review and approval of non-standard manual journal entries. Specifically, effective controls were not designed and in place to segregate the duties related to the review and approval process necessary to ensure the authorization and accurate recording of non-routine transactions or journal entries. This control deficiency did not result in any adjustments to our 2004 financial statements. However, this control deficiency could result in a misstatement of significant accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

•	The Company did not have effective controls over access to key financial systems and data. Specifically, effective controls were not designed and in place to appropriately segregate the initiation, authorization and recording duties within the organization. This control deficiency did not result in any adjustments to our 2004 financial statements. However, this control deficiency could result in a misstatement of significant accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

•	The Company did not have effective controls over the accounting for foreign subsidiaries. Specifically, effective controls were not designed and in place to ensure accuracy and completeness of accounting entries related to foreign currency translation, freight accruals, improper cut off of certain accrued liabilities and revenue transactions. This lack of effective controls was primarily due to a lack of sufficient resources. This control deficiency resulted in adjustments impacting the fourth quarter of 2004 financial statements. In addition, this control deficiency could result in a misstatement of significant accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

Accordingly, management has determined that each of these control deficiencies described above constitutes a material weakness.

In response to these material weaknesses management has:

•	Improved its controls concerning customer rebate contract documentation and accounting.

•	Improved its training of staff, monitoring of tax law changes, and its reporting controls concerning income tax reporting and account valuation.

•	Improved its controls related to the segregation of duties and review of non-standard manual journal entries.

•	Improved the controls related to access of financial information, the design of its information systems, and segregation of the Company’s initiation, authorization and recording duties.

•	Improved its monitoring, communications, and controls related to foreign currency translation, freight accruals, cutoffs, and revenue recognition.

•	Performed a staffing analysis of, and added permanent, contract, and consulting staff to its financial organization.

•	Developed a plan for, and made significant progress in, upgrading its financial systems.

While the remediation measures have improved the design effectiveness of internal controls over financial reporting, neither all of the newly designed controls were operating effectively as of September 30, 2005 nor had they operated for a sufficient period of time prior to that date to demonstrate operating effectiveness.

As noted, the Company is continuing to develop financial capabilities as it transitions to a stand-alone entity. Management has recognized additional accounting staff is needed. In response, a staffing plan has been developed and is being implemented.

Management also recognizes that it will need to create an independent information technology platform, enhance its reporting processes and implement additional financial and management controls. Efforts are underway to accomplish these objectives.

In addition, the Company, with the help of internal control consultants, is developing and implementing specific action plans to enhance the reliability and effectiveness of our internal control over financial reporting. These actions include:

•	Strengthening functional reporting lines between the US corporate office and our foreign subsidiaries.

•	Strengthening our procurement and payment procedures.

•	Engaging an outside service to establish a confidential compliance hotline.

•	Upgrading and making improvements in our use of information systems.

•	Establishing an internal audit function.

For the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our auditors will be required to deliver an attestation report on management’s assessment of, and operating effectiveness of, internal controls over financial reporting. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their functionality.

As of September 30, 2005, the Company completed an evaluation under the supervision and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2005. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that, as a result of the material weaknesses described above, the Company’s disclosure controls and procedures were not effective as of September 30, 2005. However, management has performed additional procedures as a result of the material weaknesses and believes that the financial statements included in this registration statement present fairly in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented.

We may be adversely affected by environmental, safety, and production and product regulations or concerns.

Our operations, which involve the use, handling, processing, storage, transportation, and disposal of hazardous materials, are subject to extensive and frequently changing environmental regulation by federal, state, and local authorities, as well as regulatory authorities with jurisdiction over our foreign operations. Our operations also expose us to the risk of claims for environmental remediation and restoration or for exposure to hazardous materials. Our production facilities require various operating permits that are subject to renewal or modification. Violations of environmental laws, regulations, or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages, the rescission of an operating permit, third-party claims for property damage or personal injury, or other costs, any of which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Maintaining compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. We could also incur significant expenses pursuant to new laws, regulations or governmental policies, or new interpretations of existing laws, regulations or governmental policies, including, for example, if we were required, notably, to dispose certain hazardous wastes, including radioactive wastes, that we currently store on-site, at off-site locations.

Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning health and safety and environmental matters. We spent approximately $1.0 million for capital expenditures for environmental improvement projects in 2004. However, health and safety and environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities, and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Many of our sites have an extended history of industrial use. Soil and groundwater contamination have been detected at some of our sites, and additional contamination might occur or be discovered at these sites or other sites (including sites to which we may have sent hazardous waste) in the future. We continue to investigate, monitor or cleanup contamination at most of these sites. The potential liability for all these sites will depend on several factors, including the extent of contamination, the method of remediation, the outcome of discussions with regulatory agencies, the liability of third parties, potential natural resource damage, and insurance coverage. Accruals for environmental matters are recorded in the accounting period in which our responsibility is established and the cost can be reasonably estimated. Due to the uncertainties associated with environmental investigations and cleanups and the ongoing nature of the investigations and cleanups at our sites, we are unable to predict precisely the nature, cost, and timing of our future remedial obligations with respect to our sites and, as a result, our actual environmental costs and liabilities could significantly exceed our accruals.

Although our environmental policies and practices are designed to ensure material compliance with federal, state, local, and international environmental laws and regulations, future developments, and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. We cannot assure you that, as a result of former, current, or future operations, there will not be some future impact on us relating to new regulations or additional environmental remediation or restoration liabilities.

Finally, certain additional product regulations may be implemented in the future. In particular, certain jurisdictions have threatened to further regulate or ban the use of phosphate based products in auto-dishwashing detergents. Such a ban, if instituted in multiple jurisdictions or throughout the United States could have a material adverse impact on our business. In addition, although phosphates have already been banned in home laundry detergents in the United States, phosphates are still permitted in many Latin American regions. However we cannot assure you that such a ban may not be implemented in some or all of these Latin American markets in the future.

We may be held liable for certain tax claims by the National Waters Commission of Mexico for which we might not receive indemnification or that Rhodia might not be able to pay.

On November 1, 2004, our Mexican subsidiary, Innophos Fosfatados, received notice of claims from the Tax Audit and Assessment Unit of the National Waters Commission (“CNA”) demanding payment of governmental duties, taxes and other charges for failure to have certain permits allowing extraction of salt water for processing (the “Salt Water Claims”), and for the underpayment of governmental duties, taxes and other charges for the extraction and use of fresh water from national waterways from 1998 through 2002 at our Coatzacoalcos manufacturing plant (the “Fresh Water Claims”).

•	As initially assessed by the CNA, and at current exchange rates, the basic CNA claims total approximately $38.3 million (comprised of approximately $27.5 million on Salt Water Claims and $10.8 million on Fresh Water Claims).

•	There were also CNA claims for interest, inflation, surcharges and penalties under the Mexican Federal Tax Code of approximately $101.3 million (comprised of $80.9 million on Salt Water Claims and $20.4 million on Fresh Water Claims) which, when added to the basic Claims, results in an approximate total claim amount of $139.6 million at current exchange rates.

•	We believe that we are indemnified against such CNA claims, as well as any additional duties, taxes and charges which may be assessed by the CNA for the period after 2002 but arising on or before the closing date under the terms of the purchase and sale agreement with Rhodia, from whom our business was purchased on August 13, 2004.

•	On June 13, 2005 a New York State Court entered an Order granting Innophos’ summary judgment motion on two counts, which sought declarations that the CNA claims are Taxes entitled to full indemnification under the sale agreement with Rhodia, and that Rhodia is obligated to pledge any necessary security to guarantee the claims to the Mexican government. Rhodia has appealed and briefing is underway.

•	On August 29, 2005, CNA ordered the revocation, on technical grounds, of the resolutions containing the Salt Water Claims in order to correct certain errors. CNA reserved its right to issue new resolutions correcting the technical errors as to both the Fresh Water and Salt Water Claims.

•	We may be required to post security for the amount of any judgment, which we believe would be approximately $35.8 million in light of the August 29, 2005 revocation. We believe, and Rhodia has admitted, that pursuant to the above New York court ruling Rhodia is obligated to provide such security.

•	In the event the Mexican Ministry of Finance determined that security was not provided in a timely manner, or that Fosfatados was otherwise not satisfying security requirements, the Ministry of Finance could seize certain of Fosfatados’ assets or appoint a surveyor with certain administrative powers over Innophos Fosfatados’ assets and operations to ensure compliance pending appeals.

•	A final determination of the matter may require appeals to the Mexican Supreme Court and possible remands to the CNA or to lower courts, which might continue for several years. In the event CNA were to issue a full set of new resolutions confirming the original Salt Water Claims and Fresh Water Claims, and appeals were to be decided against us, we could be required to pay a judgment for the entire amount of the CNA claims. To the extent such judgments are not paid by Rhodia, this would be material to our results of operations, financial condition and cash flows. If such obligation were to fall upon us, at the present time we could not meet that obligation from our current assets, and would be required to raise sufficient capital or sell assets.

•	As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. The ultimate liability amount could be material to our results of operations and financial condition.

•	Furthermore, Rhodia has a significant amount of debt, a non-investment grade credit rating and has reported losses for the nine months ended September 30, 2005 and for fiscal years 2003 and 2004. As a result, there can be no assurance that we will ultimately collect amounts due from Rhodia (whether partially or fully) under the indemnification rights in the purchase and sale agreement.

You should read the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Claims and Legal Proceedings” for further information on these claims.

We may be required to pay certain duties and other charges that were temporarily exempted by the National Waters Commission of Mexico (“CNA”), in the event the CNA finds that our Coatzacoalcos, Mexico plant operations failed to comply with a water recycling agreement by the December 31, 2004 deadline.

Innophos Fosfatados is the successor to an agreement with the CNA (originally entered into in 1997 by Albright & Wilson-Troy de Mexico, S.A. de C.V., succeeded in 2000 by Rhodia Fosfatados de Mexico, S.A. de C.V.) to construct a water recycling system to reduce water effluents into the Gulf of Mexico, to comply with applicable discharge limits and regulations, and to reuse at least 95% of the water derived from the production processes at the Coatzacoalcos facility. The agreement with the CNA required such action plans be completed by December 31, 2004. Under the terms of the agreement and subject to compliance by Innophos Fosfatados, the CNA temporarily exempted Innophos Fosfatados from the payment of certain waste water discharge duties and related charges, which would normally have been payable.

•	All of the equipment to recycle water was in place and in operating condition as of December 31, 2004. On January 10, 2005, Innophos Fosfatados notified the CNA of its position that as of December 31, 2004, it complies with the applicable requirements of the agreement.

•	In May 2005, Fosfatados received a government authorization known as a Concession Title granting partial relief for all discharge limits, except with respect to heavy metals. The requested relief regarding heavy metals limits was contained in a second technical package, but this package arrived after the Concession Title was required under applicable procedure to be completed and delivered to Innophos Fosfatados.

•	Our Mexican counsel has been verbally notified by CNA representatives that a new Concession Title granting requested relief as to all discharge limits has been issued and officially registered. We have also been verbally informed that the Concession Title reflects full relief to all discharge limits.

•	Upon review the actual Concession Title nevertheless could establish final written discharge limits which are unattainable. In addition, CNA regional officials may take the position that compliance with the agreement will be determined by the previous Concession Title and CNA officials could find as a result that Innophos Fosfatados was not in compliance with the terms of its agreement with CNA for the duration of the agreement.

•	In the event that Innophos Fosfatados were found not to be in compliance with the agreement’s terms and deadlines, the exempted duties and related charges through December 31, 2004, would be reinstated. Innophos Fosfatados’ management estimates that the amount of exempted duties and related charges through December 31, 2004 may range up to $10.3 million (including inflation and interest). In addition, management is advised that it is possible under applicable law that a penalty could be imposed of up to an additional $12.2 million.

•	Based upon currently available information and advice of counsel, management would take appropriate steps to challenge any such claim before the CNA and/or Mexican courts, and if any such claim were presented, evaluate potential indemnification rights against Rhodia. As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable.

•	If Innophos Fosfatados could not fully comply with its permit limits, ongoing duties and related charges would be payable in the estimated amount of $0.2 million per year.

You should read the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Claims and Legal Proceedings” for further information on these claims.

Approximately 60% of our employees are unionized, and we operate under collective bargaining arrangements with several unions in our foreign and domestic facilities. At any time, and in particular as these agreements reach their expiration, we may experience labor unrest and work stoppages.

Although we believe relations with our unions are generally good, we have experienced strikes in the past, most recently a six week strike at our Port Maitland, Ontario facility in the Summer of 2003. The current collective bargaining agreement with the union expires on April 30, 2008. Accordingly, we cannot assure you that we will not encounter strikes or other types of conflicts with labor unions or our personnel or that such labor disputes will not have an adverse effect on us. In addition, in response to pressure by labor unions, governments in countries in which we have operations have, at times, actively regulated cross-border transactions, including placing limitations on imported goods. Such regulations may result in delays and increased costs for us. Our current collective bargaining agreements expire at varying times from April 2007 through June 2008 other than our agreement in Mexico. The agreement covering employees at our Coatzacoalcos, Mexico facility is for an indefinite period; wages are reviewed annually and the remainder of the agreement is subject to renegotiation bi-annually, most recently in June 2004.

We are subject to risks and uncertainties associated with our non-U.S. operations that could effect our operating results.

We have significant production operations outside the United States, primarily in Mexico and Canada. Further, approximately 35%–40% of our revenue and earnings are through our Mexican operations and we believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenue for the foreseeable future. There are inherent risks in international operations. Among those risks potentially affecting our Mexican operations are currency fluctuations and devaluations, changes in local economic conditions, unsettled political conditions and difficulty in enforcing agreements due to differences in the Mexican legal and regulatory regimes compared to those of the United States. Risks that our Canadian operations may be subject to include changes in laws or regulations and currency fluctuations and devaluations.

Our international operations also expose us to different local political and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks posed by local customers and distributors.

Our overall success as a multinational business depends, in part, upon our ability to succeed in differing economic, social, and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, and failure to do so could harm our business, results of operations and financial condition.

As a U.S. corporation, we are subject to the Foreign Corrupt Practices Act, and a determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We sell many of our products in developing countries through sales agents and distributors that are not subject to our disciplinary procedures. Management does not have any knowledge or indication of any violation of the FCPA and while we and our subsidiaries are committed to conducting business in a legal and ethical manner, we cannot assure you that all of our agents are in full compliance with the terms of the FCPA. There has been no determination that we have violated the FCPA, but any determination that we have violated the FCPA could have a material adverse effect on us.

Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have an adverse effect on our competitive advantage.

We rely on the patent, trademark, copyright, and trade secret laws of the United States and other countries to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without authorization. The use of our intellectual property by others could reduce any competitive advantage we have developed or otherwise harm our business. If we had to litigate to protect these rights, any proceedings could be costly and divert management’s attention and resources, and we may not prevail.

We have obtained and applied for several U.S. and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. Our pending applications may not be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

We rely on a combination of contractual provisions, confidentiality procedures and agreements and patent, trademark, copyright, unfair competition, trade secrecy, and other intellectual property laws to protect our intellectual property and other proprietary rights. Nonetheless, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable.

Litigation may be necessary to enforce our intellectual property rights, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition or results of operations. Any findings that we have infringed or have violated the intellectual property rights of third parties could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

Due to the nature of our business and products, we may be liable for damages based on product liability claims.

Many of our products are additives used in the food and beverage, consumer product, nutritional supplement and pharmaceutical industries. These additives provide performance attributes to our customers’ products. The sale of these additives and our customers’ products that include these additives involves the risk of product liability and personal injury claims, which may be brought by our customers and/or end-users of our products. While we adhere to stringent quality standards, in the course of their production, storage and transportation our products could be subject to adverse effects from foreign matter such as moisture, dust, mold, or other substances, or from excessive temperature. Historically, we have not been subject to material product liability claims, and there are no such material claims currently outstanding. However, because our products are used in the manufacturing of a wide variety of our customers’ products, including products that are ingested by people, we cannot assure you that we will not be subject to material product liability claims in the future.

Our production facilities are subject to operating hazards.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters (including the risk of a tornado at our Chicago Heights, Illinois plant and the risk of an earthquake at our plant in Coatzacoalcos, Veracruz, Mexico), terrorist attacks, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks, and other environmental risks. We have implemented and installed various management systems and engineering controls at all of our production facilities to minimize these risks. However, these potential hazards do exist and could cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental and natural resource damage, and may result in a suspension of operations and the imposition of civil or criminal penalties. We could become subject to environmental, remediation, natural resource damage, personal injury or other claims brought by governmental entities or third parties. The loss or shutdown over an extended period of operations at any of our major operating facilities or any losses related to any such claims could have a material adverse effect on our business, financial condition, results of operations, or cash flow.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly research scientists, technical sales professionals and engineers. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects.

Future SEC reporting requirements may put significant demands on our financial, operational and management resources.

Prior to August 14, 2004, our financial reporting requirements have been established by Rhodia. Hence, we have had limited experience in preparing our annual and quarterly financial information in a manner that complies with all of the reporting and disclosure requirements of the SEC. We have agreed in the indenture governing the Notes to deliver quarterly and annual financial information to the trustee and, following registration of the New Notes with the SEC, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to comply with these requirements, we expect that we will need to hire additional accounting and finance staff and implement new financial systems and procedures. We cannot assure you that we will be able to hire additional staff or implement appropriate procedures on a timely basis. Failure to hire such staff and implement such procedures could have an adverse effect on us.

The interests of our controlling shareholder may be in conflict with your interests as a holder of Notes.

Bain Capital owns securities representing a substantial majority of the voting power of Holdings’ common stock on a fully diluted basis and has the ability to elect a majority of the board of directors and generally to control the affairs and policies of Holdings. Circumstances may occur in which the interests of Bain Capital, as our indirect shareholder could be in conflict with the interests of the holders of the Notes. For example, Bain Capital may have an interest in pursuing transactions that, in its judgment, enhance the value of its equity investment in our company, even though those transactions may involve risks to you as a holder of the Notes. See “Security Ownership and Certain Beneficial Owners” and “Certain Relationships and Related Party Transactions.”

Acts of terrorism could have a material adverse effect on our financial condition and results of operations.

Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets. As a result, federal, state and local governments have begun a regulatory process that has and could continue to lead to new laws or regulations seeking to increase the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers’ businesses could be adversely affected because of the cost of complying with new laws or regulations.

In addition, uncertainty surrounding the possibility and scope of terrorist attacks may impact our operations in unpredictable ways, including the possibility that our chemical manufacturing facilities may become direct targets, or indirect casualties, of possible terrorist attacks. While our manufacturing facilities, and any related transportation of hazardous chemicals, may be under a heightened level of security, this level of security may be insufficient to prevent a terrorist attack or minimize its impact. The resulting damage would be difficult to assess, may be severe and could include substantial loss of life and property damage. Available insurance coverage may not be sufficient to cover all of the damage incurred or may become prohibitively expensive. The resulting collateral damage may be significant and substantial. Any such attack may disrupt our operations and cause us to incur significant costs and liabilities.

MARKET AND INDUSTRY DATA

Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and neither we nor the initial purchaser can assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable. The information in this prospectus pertaining to market sizes, including product market sizes, has been provided by British Sulphur Consultants. Some of this information is not publicly available and was obtained by the Company from British Sulphur Consultants in return for a fee.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Our actual results could differ materially from those anticipated by such forward-looking statements as a result of factors described at greater length in the “Risk Factors” beginning on page 14 and elsewhere in this prospectus, including:

•	changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, including new into the industry, customer acceptance of existing and new products, consumer confidence or otherwise;

•	significant indebtedness that may limit our financial and operational flexibility;

•	increased interest rates which increase our financial costs;

•	interruptions in raw material supply which could adversely affect our operations;

•	production interruptions from force majeure or other conditions could lead to product shortages due to lack of alternative options with current industry utilization rates;

•	Rhodia could incur financial difficulties, which could impact certain sales, supply and service agreements we have with them and their indemnification obligations to us;

•	higher raw material costs which increase our cost of sales;

•	higher fuel / energy costs which increase our cost of sales;

•	higher freight costs which increase our cost of sales;

•	actions of current or new competitors, including imports, that increase competition with respect to prices, capacity and services;

•	pending or new litigation or governmental regulations or enforcement actions;

•	material weakness in our internal controls which have been identified by our independent auditors;

•	customer reformulations into alternate materials reducing demand;

•	other uncertainties which are difficult to predict or beyond our control; and

•	the risk that we incorrectly analyze these risks and forces, or that the strategies we develop to address them could be unsuccessful.

All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the New Notes. In consideration for issuing the New Notes contemplated in this prospectus, you will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Old Notes surrendered in exchange for New Notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer.

The proceeds from the offering of the Old Notes was $190,000,000, less the initial purchasers’ commission and fees and expenses. The net proceeds from the offering of the Old Notes, together with borrowings under our senior credit facility and proceeds from the equity financing, were used to consummate the Acquisition, and pay fees and expenses related to the Transactions.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On August 13, 2004, we sold, through a private placement exempt from the registration requirements of the Securities Act, $190,000,000 of our Senior Subordinated Notes due 2014, all of which are eligible to be exchanged for New Notes. We refer to these Notes as “Old Notes” in this prospectus.

Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, which was to be filed on or prior to May 15, 2005 unless not permitted by applicable law or SEC policy. Due to a delay in our delivery of our audited financial statements for the year ended December 31, 2004 and our quarterly financial statements for our three month period ended March 31, 2005, we were unable to cause this Registration Statement to be filed within the applicable deadline. Accordingly, we were subject to assessment of liquidated damages in an amount equal to a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion thereof that this Registration Statement was not filed, for the first 90 days after May 15, 2005. The amount of the liquidated damages increased by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until this Registration Statement was filed, up to a maximum total amount of liquidated damages of 1.00% per annum, accruing daily on the principal amount of the Old Notes through and until the date of this Registration Statement. As we were subsequently unable to file this Registration Statement within 90 days of May 15, 2005 and August 15, 2005, we are currently subject to an additional assessment of liquidated damages in an amount equal to a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion there of that this Registration Statement was not filed. The filing of this Registration Statement will cure the breach of this obligation to file a registration statement by May 15, 2005, subject to the above payment of liquidated damages. In addition, the Registration Rights Agreement requires that we use all commercially reasonable efforts to cause this Registration Statement to be declared effective by the SEC on or prior to the earlier of 120 days after the filing of the registration statement or August 15, 2005. Although this Registration Statement was not declared effective within the applicable time period, according to the terms of the registration rights agreement, we are currently subject to liquidated damages only for our failure to timely file this Registration Statement. However, because of the breach of our obligation to cause this Registration Statement to become effective on or prior to August 15, upon the filing of this Registration Statement and the resultant cure of the breach of our filing obligation, the liquidated damages we were subject to due to the breach of such filing obligation will continue. Additional liquidated damages will be assessed equal to a per annum rate of 0.25%, accruing daily, on the principal amount of the Old Notes for each week or portion thereof that this Registration Statement is not declared effective, for the first 90 days after November 15, 2005. The amount of the liquidated damages shall increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until this Registration Statement is declared effective, up to a maximum total amount of liquidated damages of 1.00% per annum, accruing daily on the principal amount of the Old Notes through and until the date that this Registration Statement is declared effective. The SEC declaring this Registration Statement effective will cure the breach of this obligation to cause this Registration Statement to become effective by August 15, 2005, subject to the above payment of liquidated damages. We refer to the Notes to be registered under this Registration Statement as “New Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings “—Summary of the Exchange Offer,” “The Exchange Offer” and “Description of the New Notes” for further information regarding the New Notes.

We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes

We issued the Old Notes on August 13, 2004 and entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires that we register the Old Notes with the SEC and offer to exchange the registered New Notes for the outstanding Old Notes issued on August 13, 2004.

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes that were acquired pursuant to Rule 144A or Regulation S validly tendered and not withdrawn prior to 12:00 a.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.

The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

(1) the New Notes bear a Series B designation and a different CUSIP number from the Old Notes; and

(2) the New Notes have been registered under the Securities Act and will therefore not bear legends restricting their transfer.

The New Notes will evidence the same debt as the outstanding securities and will be entitled to the benefits of the indenture.

Holders of Old Notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law, or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us.

If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “Fees and Expenses” and “Transfer Taxes” below.

The exchange offer will remain open for at least 20 full business days. The term “expiration date” will mean 12:00 a.m., New York City time, on March 14, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1) notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice,

(2) mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.

We reserve the right, in our sole discretion:

(1) if any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied,

(a) to delay accepting any Old Notes,

(b) to extend the exchange offer, or

(c) to terminate the exchange offer, or

(2) to amend the terms of the exchange offer in any manner, provided however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver; provided further, that if we amend the exchange offer to change the percentage of Notes being exchanged or the consideration being offered, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least ten business days after such amendment or waiver.

In the event of any delay in acceptance, extension, termination or amendment we will provide notice thereof by press release or other public announcement.

Procedures for Tendering Old Notes Through Brokers and Banks

Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The BLUE-colored “Letter of Transmittal” shall be used by you to give such instructions. IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 12:00 A.M. (NEW YORK CITY TIME) DEADLINE ON MARCH 14, 2006.

To tender your Old Notes in the exchange offer you must represent for our benefit that:

(1) You are acquiring the New Notes for your outstanding Old Notes in the ordinary course of business;

(2) You do not have an arrangement or understanding with any person to participate in the distribution of New Notes;

(3) You are not an “affiliate” as defined under Rule 405 of the Securities Act;

(4) You will also have to acknowledge that if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the New Notes; and

(5) You will also have to acknowledge that if you are a broker-dealer, and acquired the Old Notes as a result of market making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any for sale of such New Notes.

You must make such representations by executing the Blue colored “Letter of Transmittal” and delivering it to the institution through which you hold your Old Notes.

Such institution will have to acknowledge that such representations were made by you.

You may tender some or all of your Old Notes in this exchange offer. However, your Old Notes may be tendered only in integral multiples of $1,000.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1) reject any and all tenders of any particular Old Note not properly tendered;

(2) refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 12:00 a.m., New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1) Account number of the beneficial owner tendering such Old Notes;

(2) Principal amount of Old Notes tendered by such beneficial owner; and

(3) A confirmation that the beneficial holder of the Old Notes tendered has made the representations for the benefit of the Company set forth under “Procedures for Tendering Old Notes Held Through Brokers and Banks” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTE ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

Acceptance of Outstanding Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted our validly tendered Old Notes when we have given oral or written notice to the exchange a gent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will promptly return the certificates, without expense, to the tendering holder. If a holder has tendered Old Notes by book-entry transfer, we will credit the Notes to an account maintained with The Depositary Trust Company. We will credit the account at The Depositary Trust Company promptly after the exchange offer terminates or expires.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 12:00 A.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Withdrawal Rights

You may withdraw your tender of outstanding Notes at any time before 12:00 a.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 12:00 a.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1) specify the name of the person that tendered the Old Notes to be withdrawn;

(2) identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions To The Exchange Offer

Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer, before the expiration of the exchange offer:

(1) if any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3) if there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored “Letter of elections and Instructions to Brokers or Bank” to the exchange agent at:

U.S. Bank National Association

By Facsimile:	By Hand:	By Overnight Courier or Registered/Certified Mail:

Facsimile No.: (212) 273-7015 Attention: Corporate Trust Department	Corporate Trust-NY 4040 One Penn Plaza, Suite 1414 New York, NY 10119 Attention: Corporate Trust Department	Corporate Trust-NY 4040 One Penn Plaza, Suite 1414 New York, NY 10119 Attention: Corporate Trust Department

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees And Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

We will pay the estimated cash expenses connected with the exchange offer.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the New Notes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING OLD NOTES.

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your Old Notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered Notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

Consequences Of Failure to Exchange

The Old Notes that are not exchanged for New Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the New Notes

With respect to resales of New Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives New Notes (other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act) in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the exchange offer for the purpose of distributing or participating in a distribution of the New Notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes.

Shelf Registration

The registration rights agreement also requires that we file a shelf registration statement if:

(1) we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law or SEC policy;

(2) a law or SEC policy prohibits a holder from participating in the exchange offer;

(3) a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4) a holder is a broker-dealer and holds Notes acquired directly from us or one of our affiliates.

We will also register the New Notes under the securities laws of jurisdictions that holders may request before offering or selling Notes in a public offering. We do not intend to register New Notes in any jurisdiction unless a holder requests that we do so.

Old Notes may be subject to restrictions on transfer until:

(1) a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2) a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3) the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4) the Old Notes are sold to the public under Rule 144 of the Securities Act.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of both Innophos and Holdco as of September 30, 2005 on an actual basis. The information for Holdco includes the additional floating rate senior notes. Although all of the business is conducted through Innophos, none of Innophos or its subsidiaries is obligated to make funds available to Holdco for payment on the notes. Accordingly, Holdco’s ability to make payments on the 120 million senior floating rate notes is dependent on the earnings and distribution of funds from Innophos. This information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

	Innophos	Holdco
	As of September 30, 2005 (Unaudited)	As of September 30, 2005 (Unaudited)
	(dollars in millions)
Cash and cash equivalents	$67.3	$67.3

Senior credit facility:
Revolving credit facility	$—	$—
Term loan facility	208.5	208.5
2004 Senior Subordinated Notes	190.0	190.0
2005 Floating Rate Senior Notes	—	126.9

Total debt	398.5	525.4
Total stockholder’s equity	141.6	16.7

Total capitalization	$540.1	$542.1

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

The following unaudited pro forma statements of operations have been derived from our audited historical financial statements, included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions. The historical combined/consolidated financial information for the predecessor period to August 13, 2004 and the successor period from August 14, 2004 have been combined for the following presentation of the unaudited pro forma consolidated financial information. The unaudited pro forma consolidated statement of operations for the fiscal year ended December 31, 2004 gives pro forma effect to the Transactions as if they had occurred at January 1, 2004.

The unaudited pro forma financial data is not necessarily indicative of our operations or financial position had the Transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and certain assumptions are described in the accompanying notes. The Acquisition has been accounted for in accordance with SFAS No. 141 “Business Combinations.”

The unaudited pro forma financial statements set forth below should be read in conjunction with our financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

INNOPHOS INC. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands)

	-Predecessor- Historical Innophos January 1, 2004 to August 13, 2004	-Successor- Historical Innophos August 14, 2004 to December 31, 2004(1)	Pro Forma Adjustments for the Transaction		Pro Forma Innophos
	(dollars in thousands)
Net sales	$332,721	$205,607	$(2,666	)(2)	$535,662
Cost of goods sold	277,014	177,568	8,786	(3)	463,368

Gross profit	55,707	28,039	(11,452)		72,294
Operating expenses
Selling, general and administrative, and R&D	25,981	19,871	(4,125	)(4)	41,727
Goodwill impairment	—	—	—		—
In-process R&D	—	1,200	—		1,200
Restructuring and environmental costs	1,783	119	—		1,902
A/R securitization costs	(66)	—	—		(66)

Total operating expenses	27,698	21,190	(4,125)		44,763

Income (loss) from operations	28,009	6,849	(7,327)		27,531
Interest expense, net	3,098	11,065	17,720	(5)	31,883
Foreign exchange losses	627	315	—		942
Other expense, net	22	(50)	—		(28)

Income (loss) before income taxes	24,262	(4,481)	(25,047)		(5,266)
Provision (benefit) for income taxes	8,954	(3,706)	(9,393	)(6)	(4,145)

Net income (loss)	$15,308	$(775)	$(15,654)		$(1,121)

See Notes to the Unaudited Pro Forma Consolidated Statement of Operations.

INNOPHOS INC. NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(in thousands, except where noted)

(1) The unaudited pro forma statements of operations have been prepared to reflect the application of SFAS No. 141 “Business Combinations” to the Acquisition as if it occurred on January 1, 2004. The unaudited pro forma statements of operations do not include adjustment for non-recurring charges that were incurred in connection with the (i) amortization of $6.4 million through cost of goods sold related to the write-up of inventory to fair value in purchase accounting, which were included in the results of operations in the periods in which the inventory is sold; and (ii) the fair value adjustment of $1.2 million related to in-process research and development.

The allocation of the purchase price to assets at August 14, 2004 is as follows:

	Book Value	Fair Value	Weighted Average Useful Lives
Property, Plant and Equipment	280,494	344,671	9
Inventory	59,929	66,329	N/A
Acquired in-process R&D	—	1,200	N/A
Application Patents and Developed Process Technology	—	36,600	10-20
Tradenames	—	8,100	20
License Agreements	—	1,200	5
Supply Contracts	—	4,900	2.5
Customer Relationships	—	10,100	20

(2) Represents the following adjustment to net sales (in thousands):

Year Ended December 31, 2004
Pharma-calcium phosphates sales agency agreement (i)	$(2,666)

(i)	Pursuant to the agreement of purchase and sale, we entered into a sales agency agreement with Rhodia related to the sale of phosphates products to the pharmaceutical market, referred to as the pharma agreement. This adjustment represents, through a lower selling price, the commission that would have been paid to Rhodia if the Acquisition occurred on January 1, 2004, based upon the historical sales volumes during the respective periods.

(3) Represents the following adjustment to Cost of goods sold (in thousands):

(i) Represents the following adjustment to historical depreciation and amortization expense (in thousands):

Year Ended December 31, 2004
New depreciation and amortization of property, plant and equipment (A)	$37,216
New amortization of Identifiable intangibles (B)	5,484

Total new depreciation and amortization	42,700
Historical depreciation and amortization expense	33,914

Adjustment to depreciation and amortization expense	$8,786

(A)	Depreciation of property, plant and equipment of $344.7 million is calculated using the straight line method over a weighted average useful life of approximately 9 years.
(B)	Amortization of approximately $62.1 million of identifiable intangible assets is calculated using the straight line method over a weighted average life of approximately 11 years.

(4) Represents the following adjustment to selling, general and administrative expenses, (in thousands):

Year Ended December 31, 2004
Pharma-calcium phosphates sales agency agreement (i)	$(1,879)
Management fee (ii)	1,237
Depreciation and amortization (iii)	(3,483)

Adjustment to administrative and selling expense (iv)	$(4,125)

(i)	Pursuant to the agreement of purchase and sale, we entered into a sales agency agreement with Rhodia related to the sale of phosphate products to the pharmaceutical market, referred to as the pharma agreement. Under the pharma agreement, Rhodia retains the administrative and selling expenses that were historically charged to the Phosphates Business, and Innophos pays Rhodia a commission through a lower selling price. The pro forma adjustment included in note 4(i) represents the administrative and selling expenses that were charged to the Phosphate Business from January 1, 2004 to August 13, 2004, and the related pro forma adjustment in note 2(i) represents the commission that would have been paid to Rhodia from January 1, 2004 to August 13, 2004 if the Acquisition occurred on January 1, 2004. See also Note 2(i).
(ii)	Reflects the new annual management fee to be paid to affiliates of our Sponsor in accordance with the new management agreement entered into at closing . See “Certain Relationships and Related Party Transactions.”
(iii)	Included in the predecessor historical periods was approximately $3,050 of depreciation expenses allocated from Rhodia related to certain property, plant and equipment not acquired by Innophos that related to the predecessor phosphates business’ participation in certain shared service functions and other depreciation charged from the operating businesses. Such depreciation expenses are not expected to recur.

Also included in the historical depreciation and amortization expense was $975 of depreciation expense for the tangible assets and $2,056 of intangible asset amortization expense for the successor period. The intangible amortization expense was included in the selling, general and administrative historical depreciation and amortization expense. However, for prospective periods, the amortization expense related to the fair value of intangible assets purchased is reflected in cost of goods sold. The pro forma adjustment to cost of goods sold reflecting the amortization expense of these intangible assets is disclosed in Note 3 to the pro forma financial statements.

Year Ended December 31, 2004
New depreciation of property, plant and equipment	$2,598

Total new depreciation and amortization	2,598
Historical depreciation and amortization expense	6,081

Adjustment to depreciation and amortization expense	$(3,483)

(iv)	No adjustments were made for Innophos’ Transition Services Agreement with Rhodia as these services and the related amounts we are required to pay were previously included in the predecessor accounts through allocations from Rhodia.

(5) Reflects the net change in interest expense as a result of the new financing arrangements to fund the acquisition, which is calculated as follows (in thousands):

Year Ended December 31, 2004
(dollars in thousands)
Interest on new borrowings (i)	$29,031
Amortization of deferred financing costs (ii)	2,853

Total pro forma interest expense	31,884
Less: Historical net interest expense	14,164

Adjustment to net interest expense	$17,720

(i)	Represents pro forma interest expense calculated using assumed interest rates based on (a) our term loan facility interest rate of 5.50%, (b) the 2004 Senior Subordinated Notes interest rate of 8.875%, and (c) an assumed commitment fee of $0.2 million on the estimated unused portion of our revolving credit facility. As our term loan is a variable rate instrument, each 1/8th percentage change in the interest rate will have an effect on annual income of approximately $0.3 million.
(ii)	Represents annual amortization expense on $21.4 million of deferred financing costs, utilizing the effective interest method with a weighted average maturity of 7.5 years.

(6) Reflects the income tax effect on the pro forma adjustments using an estimated combined statutory income tax rate of 37.5%. This rate is not necessarily indicative of our expected future effective tax rate.

SELECTED FINANCIAL AND OTHER DATA

(in thousands, except where noted)

The following table presents our selected financial and other data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected financial and other data for the periods August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, and for the years ended December 31, 2003 and December 31, 2002 have been derived from our audited financial statements. The selected financial and other data for each of the years ended December 31, 2001 and 2000 have been derived from our unaudited financial statements for such periods which are not included in this prospectus. The selected historical unaudited consolidated statement of operations and balance sheet data for the period from August 14, 2004 to September 30, 2004 and the nine months ended September 30, 2005 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus, which in our opinion contains all adjustments necessary for a fair statement of the interim financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future.

On August 13, 2004, Innophos Holdings, Inc., a company formed by our sponsors, acquired 100% of the common stock of Innophos Inc. Innophos Inc. and its subsidiaries acquired from Rhodia the assets of the United States, Port Maitland, Ontario and Mission Hills, Mexico operations, as well as the common stock of certain Mexican subsidiaries. As a result, our financial statements are presented under two different bases of accounting. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is on a combined basis, and all Innophos activity from August 14, 2004 under the successor basis is on a consolidated basis.

	Combined Predecessor					Consolidated Successor (7)	Consolidated Successor (7)	Consolidated Successor
	Year Ended December 31,				January 1, through August 13, 2004		(Unaudited)	(Unaudited)
	(Unaudited) 2000	(Unaudited) 2001(1)	2002	2003		August 14, through December 31, 2004	August 14 through September 30, 2004	Nine Months Ended September 30, 2005
	(dollars in thousands)
Statement of Operations Data:
Net sales	$406,644	$516,859	$511,806	$503,920	$332,721	$205,607	$72,140	$406,118
Cost of goods sold	325,111	419,879	406,049	422,914	277,014	177,568	63,630	335,119

Gross profit	81,533	96,980	105,757	81,006	55,707	28,039	8,510	70,999

Operating expenses:
Selling, general and administrative	39,535	41,596	38,920	38,452	22,875	18,907	5,419	38,112
R&D	4,332	4,996	5,294	4,816	3,106	964	294	1,706
In-process R&D	—	—	—	—	—	1,200	1,300	—
Goodwill impairment(2)	—	—	—	17,600	—	—	—	—
Restructuring(3)	1,565	5,693	1,675	2,082	1,783	119	—	—
Asset securitization, net	2,880	1,954	1,776	963	(66)	—	—

Total operating expenses	48,312	54,239	47,665	63,913	27,698	21,190	7,013	39,818

Income from operations	33,221	42,741	58,092	17,093	28,009	6,849	1,497	31,181
Interest expense, net	13,509	9,122	4,175	3,351	3,098	11,065	3,604	24,293
Foreign exchange (gains) losses, net	(1,087)	(190)	207	1,735	627	315	(70)	(374)
Other (income) expense, net	—	—	86	146	22	(50)	(11)	(358)

Income (loss) before income taxes	20,799	33,809	53,624	11,861	24,262	(4,481)	(2,026)	7,620
Provision (benefit) for income taxes	17,548	14,470	19,279	11,245	8,954	(3,706)	(1,110)	4,857

Net income (loss)	$3,251	$19,339	$34,345	$616	$15,308	$(775)	$(916)	2,763

	Combined Predecessor				Consolidated Successor (7)	Consolidated Successor (7)	Consolidated Successor
	Year Ended December 31,			January 1, through August 13, 2004		(Unaudited)	(Unaudited)
	(Unaudited) 2001	2002	2003		August 14, through December 31, 2004	August 14, through September 30, 2004	Nine Months Ended September 30, 2005
Other Data:
Cash flows provided by (used in):
Operating activities	$29,050	$59,319	$26,348	$44,095	$(5,375)	$(16,247)	$46,945
Investing activities	(29,687)	(13,790)	(12,673)	(2,633)	(486,432)	(482,129)	(6,403)
Financing activities	3	(45,671)	(10,330)	(43,287)	503,052	504,540	13,995
Capital expenditures	43,363	12,557	13,107	2,745	4,046	526	6,403
Ratio of earnings to fixed charges(4)	3.6x	10.0x	3.1x	7.3x	*	*	1.3x

*	Due to the losses for the period August 14, 2004 through December 31, 2004 and for the period August 14, 2004 through September 30, 2004, the coverage ratio was less than 1:1. Innophos must generate additional earnings of $4,481 and $2,026 for the period August 14, 2004 through December 31, 2004 and August 14, 2004 through September 30, 2004, respectively, to achieve a ratio of 1:1 for those periods.

	Combined Predecessor				Consolidated Successor (7)	Consolidated Successor (7)	Consolidated Successor
	As of December 31,				As of December 31, 2004	(Unaudited) As of September 30, 2004	(Unaudited) As of September 30, 2005
	(Unaudited) 2000	(Unaudited) 2001	2002	2003
Balance Sheet Data:
Accounts receivable(5)	$37,632	$50,274	$48,527	$52,689	$66,324	$60,459	$55,586
Inventories	78,735	72,440	66,640	61,849	66,563	56,072	70,737
Property, plant & equipment, net	303,225	312,821	299,088	298,235	333,549	337,489	310,301
Total assets	596,741	605,518	582,702	569,996	630,891	617,769	648,455
Total debt(6)	182,409	154,905	165,680	209,941	384,555	386,500	398,450
Total owner’s net investment	242,906	292,052	271,604	240,573	—	—	—
Total stockholders’ equity	—	—	—	—	138,725	138,442	141,588

(1)	Operating results reflect the acquisition of Albright & Wilson PLC in March 2000. As such, fiscal year 2001 is the first fiscal year to fully reflect this acquisition.
(2)	Represents the non-cash impairment write-down of goodwill at our Mexican subsidiaries pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” as of December 31, 2003.
(3)	Restructuring costs primarily represent employee termination costs and relate to the following items:
(a)	$1.6 million in 2000 primarily relating to headcount reductions in our U.S. and Mexican operations,
(b)	$5.7 million in 2001 primarily relating to headcount reductions as our current management team implemented a series of cost reduction initiatives at our largest Mexican and U.S. operations,
(c)	$1.7 million in 2002 primarily for the elimination of 50 individuals in our Mexican operations in an effort to streamline plant operations and to reduce headcount,
(d)	$2.1 million in 2003 primarily for the elimination of (i) 38 individuals at our Chicago Heights facility in connection with the outsourcing of certain distribution and packaging operations and (ii) 24 individuals in our Mexican operations as we positioned ourselves as a stand-alone company,
(e)	$1.8 million from January 1, 2004 – August 13, 2004 primarily relating to (i) headcount reductions at our Cranbury headquarters relating to the restructuring of our company to a product-focused organization and (ii) the elimination of seven individuals at our Chicago Heights facility relating to the aforementioned initiatives, and
(f)	$0.1 million from August 14, 2004 – December 31, 2004 related to 3 individuals at our Mexican operations.
(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.
(5)	Accounts receivable does not include the unretained portion of gross accounts receivable that had been sold under Rhodia’s asset securitization program as follows (in thousands):

	Combined Predecessor				Consolidated Successor (7)	Consolidated Successor (7)	Consolidated Successor
	As of December 31,				As of December 31, 2004	(Unaudited) As of September 30, 2004	(Unaudited) As of September 30, 2005
	(Unaudited) 2000	(Unaudited) 2001	2002	2003
Gross accounts receivable	$70,271	$74,120	$71,017	$71,231	$66,324	$60,459	$55,586
Unretained portion	32,639	23,846	22,490	18,542	—	—	—

Accounts receivable	$37,632	$50,274	$48,527	$52,689	$66,324	$60,459	$55,586

(6)	Total predecessor debt includes debt owed to Rhodia.
(7)	The successor period reflects the application of purchase accounting in accordance with SFAS No. 141, “Business Combinations”, and represents the consolidated financial statements of Innophos, Inc. and wholly-owned subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Historical Financial Data,” and the combined financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus.

Overview

Innophos is a newly-formed, wholly-owned subsidiary of Innophos Holdings, Inc. (“Holdings”), incorporated under the laws of the State of Delaware. On June 10, 2004, Innophos entered into a definitive purchase and sale agreement with affiliates of Rhodia to acquire certain assets and equity interests related to Rhodia’s North American specialty phosphates business, referred to herein as the Phosphates Business. The acquisition of the Phosphates Business from Rhodia was consummated on August 13, 2004, at a closing purchase price of $473.4 million, pending finalization of a working capital dispute relating to the closing balance sheet.

We are a specialty phosphates producer in North America. Specialty phosphates include purified phosphoric acid and its downstream phosphate derivatives. Specialty phosphates are used as ingredients in a wide variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications. Our principal products include: (1) purified phosphoric acid, (2) specialty salts and acids, and (3) technical grade sodium tripolyphosphates, or STPP and other.

Purified phosphoric acid is used to make downstream phosphate derivatives and is also used directly in beverage applications and in water and metal treatment applications. Specialty salts are used in a variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications such as in: (1) bakery products as a leavening agent, (2) meat and seafood products for moisture, tenderness, and to enhance shelf-life, (3) dairy products to control melting and gelling, add calcium fortification, and to act as a preservative, (4) pharmaceutical and nutritional tablets as excipients or calcium additives, (5) oral care products as a toothpaste abrasive for whitening and anti-tartar, (6) technical applications such as water treatment and metal finishing, and (7) specialty fertilizers as essential nutrients. Specialty acids are used in a variety of industrial applications such as asphalt modification and petrochemical catalysis. STPP is a phosphate derivative primarily used in auto-dishwashing and detergents.

For periods prior to August 13, 2004, the following discussion and analysis is based upon the aggregation of the Phosphates Business’ historical financial statements and our review of their business and operations. For periods prior to August 13, 2004, the Phosphates Business has been operated as fully integrated businesses of Rhodia. As such, historical financial statements have been derived from the financial statements and accounting records of Rhodia and reflect significant assumptions and allocations. For example, parent transfers and expense allocations include information technology, finance, accounting, legal, insurance, human resources, employee benefits, asset securitization, interest expense and depreciation expense. Although the allocation methodologies were reasonable, we expect differences to occur to our future operations as we transition a stand-alone entity. Furthermore, we believe the discussion and analysis of the Phosphates Business’ financial condition and combined results of operations set forth below are not indicative, nor should they be relied upon as an indicator, of our future performance.

Separation from Rhodia

Our separation, beginning August 14, 2004, from the majority of services previously provided by Rhodia went without major business interruption. We intend to make the remaining transition to a stand-alone organization as quickly and cost-effectively as possible. We have contractually secured transition services from Rhodia to provide us with the immediate support necessary as we continue to transition as a stand-alone organization.

Items Affecting Comparability

Predecessor/Successor bases of accounting

Our financial statements shown in this prospectus have been presented under two different bases of accounting. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is on a combined basis, and all Innophos activity from August 14, 2004 under the successor basis is on a consolidated basis. The following discussion and analysis is based upon the aggregation of these two bases of accounting for the nine months ended September 30, 2004 and the full year ended December 31, 2004. We believe this information provides the most meaningful presentation to explain variations in our results of operations. This approach is a non-GAAP presentation and may yield results that are not strictly comparable on a period-to-period basis and may not reflect the actual results we would have achieved.

As a result of the Acquisition, our assets and liabilities have been adjusted to their fair value as of the closing date. Depreciation and amortization expenses are higher in successor accounting due to these fair value assessments resulting in increases to the carrying value of our property, plant and equipment and intangible assets. The income statement for the period August 14, 2004 through December 31, 2004 includes the following expenses related to purchase accounting: (1) cost of goods sold includes $6.4 million of non-cash purchase accounting charges related to inventory fair value adjustments and (2) operating expenses include $1.2 million of non-cash purchase accounting charges for in-process research and development.

During the period that Rhodia owned the Phosphates Business, it provided the majority of our needs for information technology, finance, accounting, legal, purchasing, human resources, benefits administration, insurance, and other services. These costs, and others such as sale leaseback and asset securitization expenses, were allocated to us by Rhodia. Since we are now an independent entity, there will be significant changes to our operating cost structure that may have a material impact on our operations. The historical results that include the predecessor accounting basis discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” do not reflect certain cost adjustments which began immediately after the Acquisition.

Interest expense has increased substantially in the successor accounting in connection with our financing arrangements, which includes a $258.5 million senior credit facility and $190.0 million of 8.875% Senior Subordinated Notes due 2014, both of which are further described in the liquidity section that follows.

We believe the discussion and analysis of our and the Phosphates Business’ financial condition and combined results of operations set forth below are not indicative, nor should they be relied upon as an indicator of, our future performance. Please refer to the footnotes to the Financial Statements included in the back of this prospectus, including “Basis of Statement Presentation—Summary of Significant Accounting Policies,” for important additional information concerning the basis of presentation of financial information.

Critical Accounting Policies and Estimates

Combined/Consolidated

Our discussion and analysis of our financial condition and results of operations are based upon our combined/consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for bad debts, the recoverability of long-term assets such as goodwill and intangible assets, depreciation and amortization periods, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Allowances for Doubtful Accounts Receivable

The collectibility of accounts receivable is evaluated based on a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations, an allowance is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably expected to be collected. A considerable amount of judgment is required in order to make an assessment of collectibility of the accounts receivable including a detailed analysis of the aging receivables, the current creditworthiness of our customers and an analysis of historical trends. Historically, the reserves provided for uncollectible accounts has not varied significantly from actual amounts.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the basis of the first-in, first-out method. These costs include raw materials, direct labor, manufacturing overhead and depreciation.

Inventories are evaluated for excess quantities, obsolescence or shelf-life expiration. This evaluation includes an analysis of historical sales levels by product and projections of future demand. To the extent management determines there are excess, obsolete or expired inventory quantities, valuation reserves are recorded against all or a portion of the value of the related products with the appropriate charge to cost of sales.

Revenues

Our revenue is primarily generated through the sale of our three main product lines: (1) purified phosphoric acid, (2) specialty salts and acids, (3) STPP, and other, which includes fertilizers that we sell as a co-product of the purified wet acid process. Revenues are recognized upon transfer of title and risks of loss, when persuasive evidence of an arrangement exists, delivery has occurred, the customer’s price is fixed or determinable and collectibility is reasonably assured. Customer rebates are estimated throughout the period and are recorded as a reduction of net sales. This analysis requires significant amount of judgment from management. If the actual rebate is higher or lower than the estimate, the difference is adjusted against revenue. Historically, the reserves provided for customer rebates has not significantly varied from the actual amounts.

Environmental Costs

Environmental liabilities are recorded when it is probable that these liabilities have been incurred and the amounts can be reasonably estimated. These liabilities are estimated based on an assessment of many factors, including the amount of remediation costs, the timing and extent of remediation actions required by the applicable governmental authorities, and the amount of the Company’s liability after considering the liability and financial resources of other potentially responsible parties. Generally, the recording of these accruals coincides with the assertion of a claim or litigation, completion of a feasibility study or a commitment to a formal plan of action. Anticipated recoveries from third parties are recorded as a reduction of expense only when such amounts are deemed certain.

Deferred Taxes

Deferred taxes are accounted for by recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements. Accordingly, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are assessed for recoverability and a valuation allowance is considered necessary if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We will continue to analyze our current and future profitability and probability of the realization of our deferred tax assets in future periods. If we determine that we will be able to utilize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination is made.

Valuation of Goodwill and Long-Lived Assets

Goodwill represents the excess of the acquisition cost over the fair value of net assets of the businesses acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires periodic tests of the impairment of Goodwill. SFAS No. 142 requires a comparison, at least annually, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. The annual goodwill impairment review for the Company is conducted during the fourth quarter of each year. The Company uses a discounted cash flow approach based on forward-looking information of revenues and costs as well as appropriate discount rates for each reporting unit.

Long-lived assets including property, plant and equipment and amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. Impairments to long-lived assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell. The determination whether or not these assets are impaired and the corresponding useful lives of these long-lived assets requires significant judgment.

Pension and Postretirement Costs

Innophos, Inc. maintains both noncontributory defined benefit pension plans and defined contribution plans that together cover substantially all U.S. and Canadian employees.

In the United States, salaried and most hourly employees are covered by a defined contribution plan with a 401(k) feature. The plan provides for employee contributions, company matching contributions, and an age-weighted annual company contribution to eligible employees. Some union-represented hourly employees are covered by a traditional defined benefit plan providing benefits based on years of service and final average pay. Both of these plans were established by Innophos, Inc. in 2004.

In Canada, salaried employees are covered by defined contribution plans which provide for company contributions as a percent of pay, employee contributions, and company matching contributions. Union-represented hourly employees are covered by a defined benefit plan providing benefits based on a negotiated benefit level and years of service.

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and the expected long-term rate on plan assets. These assumptions require significant judgment and material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in levels of benefits provided, and changes in asset levels. Such assumptions are based on benchmarks obtained from third party sources.

Allocation of Purchase Price

Assets acquired and liabilities assumed in an acquisition are determined based on fair value measures as determined by management. The method used to determine the asset values included a variety of valuation techniques such as the excess earnings method, the relief from royalty method, the income approach and the replacement cost approach. Such valuation techniques involve significant estimates and judgments made by management including the probability of weighted projected future cash flows related to the business and specific intangibles, estimated useful lives and the discount rate applied to the cash flows. The valuation of most intangibles utilized a discount rate of 12% which included an additional risk premium for the intangible asset. In-process R&D utilized a discount rate of 15% due to the increased risk inherent in the unproven nature of the products being developed as compared to the other intangible assets. If different assumptions were utilized, it could result in a significant change to the allocation of the purchase price and the value established for assets acquired.

Claims and Legal Proceedings

In addition, in the normal course of business, we are party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable and we can reasonably estimate its potential liability. The recording of required reserves may change in the future due to new developments in each matter. Although the ultimate outcome of these matters is currently not determinable, we do not believe that the resolution of these matters in a manner adverse to our interest will have a material effect upon our financial condition, results of operations or cash flows for an interim or annual period.

Claims and Legal Proceedings

Mexican Tax Claims

On November 1, 2004, our Mexican subsidiary, Innophos Fosfatados, received notice of claims from the Tax Audit and Assessment Unit of the National Waters Commission (“CNA”) demanding payment of governmental duties, taxes and other charges for failure to have certain permits allowing extraction of salt water for processing (the “Salt Water Claims”), and for the underpayment of governmental duties, taxes and other charges for the extraction and use of fresh water from national waterways from 1998 through 2002 at our Coatzacoalcos manufacturing plant (the “Fresh Water Claims”).

As initially assessed by the CNA, and at current exchange rates the basic CNA claims total approximately $38.3 million, (comprised of approximately $27.5 million on Salt Water Claims and $10.8 million on Fresh Water Claims). There were also CNA claims for interest, inflation, surcharges and penalties under the Mexican Federal Tax Code of approximately $101.3 million (comprised of $80.9 million on Salt Water Claims and $20.4 million on Fresh Water Claims), resulting in an approximate total claim amount of $139.6 million at current exchange rates. Management believes that Innophos Fosfatados has valid bases for challenging the amount of the CNA claims and is vigorously defending the matter.

CNA Administrative Proceedings; Appeals. On January 17, 2005, Innophos Fosfatados filed documents with the CNA seeking revocation and dismissal of all claims. On August 29, 2005, the CNA rejected the substantive challenges filed by Innophos Fosfatados as to the Fresh Water Claims (although CNA agreed that certain corrections were required as to its surcharge calculations) confirming their original claims totaling $31.2 million ($10.8 million in basic claims and $20.4 million in interest, inflation, surcharges and penalties). In addition, on technical grounds, CNA ordered the revocation of the resolutions containing the Salt Water Claims in order to correct certain errors, and consequently did not address the substantive challenges. CNA reserved its right to issue new resolutions correcting the technical errors as to both the Fresh Water and Salt Water Claims. On November 3, 2005, Innophos Fosfatados filed appeals with the Mexican Federal Court of Fiscal and Administrative Justice challenging all CNA’s claims and CNA’s recent rulings, including a discretionary appeal seeking a court ruling on our substantive challenges to the Salt Water Claims.

Rhodia Indemnification. We believe that we are indemnified against such CNA claims, as well as any additional duties, taxes and charges which may be assessed by the CNA for the period after 2002 but arising on or before the closing date under the terms of the purchase and sale agreement with Rhodia, from whom our business was purchased on August 13, 2004. Rhodia has assumed control of the defense of the CNA claims and acknowledged responsibility for such claims, but under a reservation of rights. Innophos asserted that it is entitled to full indemnification; Rhodia disagreed, asserting that the applicable indemnification under the purchase and sale agreement would be for breach of representations and warranties, subjecting our claims to a deductible amount of $15.9 million and a cap of $79.5 million above that deductible amount. On December 16, 2004, Innophos sued Rhodia in New York state court seeking a determination that we are entitled to full indemnification under the purchase and sale agreement. Innophos filed a motion for summary judgment, seeking declarations that the CNA claims are Taxes under the sale agreement with Rhodia, and that Rhodia is obligated to pledge any necessary security to guarantee the claims to the Mexican government. The Court entered an Order granting Innophos’ summary judgment motion on both counts on June 13, 2005. Rhodia has appealed and briefing is underway.

Security Pending Challenges. Security for the full amount of the matter in dispute, which approximates $153.0 million with inflation and surcharge values projected to June 2006, was required by June 17, 2005. In light of the recent technical revocation of the Salt Water Claims, we are advised that the amount of security required would be reduced to $35.8 million at current exchange rates. We believe the posting of such security was an obligation of Rhodia under the New York court ruling (referenced above). Rhodia has acknowledged its obligation to post such security (subject to appeal), but is taking the position that security is not currently required. If Rhodia does not or cannot timely post security, it is possible that Innophos Fosfatados will have to do so. There are multiple types of acceptable security, the most common type of security being an asset backed mortgage. In the event the Mexican Ministry of Finance determined that security was not provided in a timely manner, or that Fosfatados was otherwise not satisfying security requirements, the Ministry of Finance could seize certain Fosfatados’ assets or appoint a surveyor with certain administrative powers over Innophos Fosfatados’ assets and operations to ensure compliance pending appeals.

A final determination of the matter may require appeals to the Mexican Supreme Court and possible remands to the CNA or to lower courts, which might continue for several years. In the event CNA were to issue a full set of new resolutions confirming the original Salt Water Claims and Fresh Water Claims, and appeals were to be decided against us, we could be required to pay a judgment for the entire amount of the CNA claims (which could include accrual of additional interest and inflationary adjustments, as well as charges for periods after 2002, which management estimates under current operating conditions at approximately $2.1 million of additional basic charges excluding interest, inflation adjustments, and penalties per year). To the extent such judgments are not paid by Rhodia, this would be material to our results of operations, financial condition and cash flows. If such obligation were to fall upon us, at the present time we could not meet that obligation from our current assets, and would be required to raise sufficient capital or sell assets.

As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate. The ultimate liability amount could be material to our results of operations and financial condition. Furthermore, Rhodia has a significant amount of debt, a non-investment grade credit rating and has reported losses for the nine months ended September 30, 2005 and for fiscal years 2003 and 2004. As a result, there can be no assurance that we will ultimately collect amounts due from Rhodia (whether partially or fully) under the indemnification rights in the purchase and sale agreement.

Mexican Water Recycling System

Innophos Fosfatados is the successor to an agreement with the CNA (originally entered into in 1997 by Albright & Wilson-Troy de Mexico, S.A. de C.V., succeeded in 2000 by Rhodia Fosfatados de Mexico, S.A. de

C.V.) to construct a water recycling system to reduce water effluents into the Gulf of Mexico, to comply with applicable discharge limits and regulations, and to reuse at least 95% of the water derived from the production processes at the Coatzacoalcos facility. The agreement with the CNA required such action plans be completed by December 31, 2004. Under the terms of the agreement and subject to compliance by Innophos Fosfatados, the CNA temporarily exempted Innophos Fosfatados from the payment of certain waste water discharge duties and related charges, which would normally have been payable.

All of the equipment to recycle water was in place and in operating condition as of December 31, 2004. On January 10, 2005, Innophos Fosfatados notified the CNA of its position that as of December 31, 2004, it complies with the applicable requirements of the agreement. Management is advised by Mexican environmental counsel that compliance with the discharge limits aspect of the CNA agreement should be based upon limits which have already been issued and upon revised limits which are expected to be issued in the near future by the CNA.

Innophos Fosfatados’ relevant waste water discharges were the subject of a study by the National University of Mexico, which concluded in October 2004 that such discharges do not adversely impact the receiving water bodies or the environment. In addition to a previous request by Innophos Fosfatados to update the relevant waste water discharge permit with new operating information, in October 2004 Fosfatados filed a petition with CNA to reflect the results of the university study and to revise discharge limits to levels which the now-improved operations can satisfy. In May 2005, Fosfatados received a government authorization known as a Concession Title (containing a waste water discharge permit and annexes known as Particular Discharge Conditions) granting partial relief for all discharge limits, except with respect to heavy metals. The requested relief regarding heavy metals limits was contained in a second technical package issued by the CNA central office to the CNA regional office, but this package arrived after the Concession Title was required under applicable procedure to be completed and delivered to Innophos Fosfatados. On November 21, 2005, our Mexican counsel was verbally notified by CNA representatives that a new Concession Title, granting requested relief as to all discharge limits including heavy metals, had been issued and officially registered. Innophos Fosfatados is in the process of sending representatives to CNA offices to obtain the Concession Title for detailed review.

Although we have been verbally informed that the Concession Title reflects full relief to all discharge limits, upon review the actual Concession Title nevertheless could establish final written discharge limits which are unattainable. In addition, CNA regional officials may take the position that compliance with the agreement will be determined by the previous Concession Title. Consequently, while Mexican counsel has advised us that compliance should be determined upon the new, revised, discharge limits as a matter of applicable law, CNA regional officials could find that Innophos Fosfatados was not in compliance with the terms of its agreement with CNA for the duration of the agreement. In the event Innophos Fosfatados were found not to be in compliance with the agreement’s terms and deadlines, the exempted duties and related charges through December 31, 2004, would be reinstated. Innophos Fosfatados management estimates that the amount of exempted duties and related charges through December 31, 2004 may range up to $10.3 million (including inflation and interest). In addition, management is advised that it is possible under applicable law that a penalty could be imposed of up to an additional $12.2 million. Management believes that the above amounts represent the upper range of possible damages based on a finding of noncompliance. The estimates above for exempted duties, charges and penalties are based on a finding that Innophos Fosfatados exceeded applicable discharge limits related to pH levels. If violations instead are based on different discharge limits, such as discharge limits relating to phosphorus, the estimated ranges of estimated exempted duties, charges and penalties above could be significantly reduced. Management does not currently know whether CNA will make a finding of noncompliance as to any aspect of the agreement with CNA, or what discharge limits would constitute the basis for a finding of noncompliance as to water quality requirements.

Based upon currently available information and advice of counsel, management would take appropriate steps to challenge any such claim before the CNA and/or Mexican courts, and if any such claim were presented, evaluate potential indemnification rights against Rhodia. As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate.

If Innophos Fosfatados could not fully comply with its permit limits, although based upon the university study there would be no adverse impact on the environment, ongoing duties and related charges would be payable, in the estimated amount of $0.2 million per year.

Other Legal Matters

In June 2005, Innophos Canada, Inc. was contacted by representatives of Mosaic (formerly IMC Global, now believed to be a unit of Cargill Corporation) seeking a meeting to discuss the status of an ongoing remedial investigation and clean-up Mosaic is conducting at its now-shuttered fertilizer manufacturing site located north of Innophos Canada’s Pt. Maitland, Ontario Canada plant site. The remediation is being overseen by the Provincial Ministry of Environment (“MOE”). Mosaic stated that in their view we and Rhodia (our predecessor in interest) were responsible for some phosphorus compound contamination at a rail yard between the Innophos Canada, Inc. and Mosaic sites, and will be asked to participate in related clean-up costs. Our management has determined that this contingent liability is neither probable nor estimable at this time, but liability is reasonably possible. We have notified Rhodia of the Mosaic claim under the Purchase and Sale agreement under which we purchased our business, and we are seeking indemnification. Rhodia has declined the claim stating that we have not provided sufficient information. We will continue to investigate and defend the claim through Canadian counsel.

In connection with the Transaction creating the Company, upon the closing of the transaction Innophos, Inc. and various Rhodia entities entered into Sales Representative Agreements for the sale of certain Innophos, Inc. products in various countries (other than North America). On September 29, 2004, Innophos, Inc. issued notices of termination under all such agreements, effective January 1, 2005. The Rhodia entities have claimed that they are entitled to indemnity payments equal to one-year’s commissions under the Agreements, totaling approximately $1.4 million. The Company believes the indemnity payment applies solely to commissions on sales made after closing through August 31, 2004, which would total approximately $3 thousand. The Company believes it has meritorious defenses, and intends to contest liability vigorously.

In addition, we are party to numerous legal proceedings that arise in the ordinary course of our business. Except as to the matters specifically disclosed herein, we do not believe that these legal proceedings represent probable or reasonably possible liabilities. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

Historical Performance

Results of Operations

The following table sets forth a summary of the Phosphates Business’ operations and their percentages of total revenue for the periods indicated. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is on a combined basis, and all Innophos activity from August 14, 2004 under the successor basis is on a consolidated basis. The historical financial data for the year ended December 31, 2001 was derived from unaudited combined financial statements. The nine months ended September 30, 2004 and the year ended December 31, 2004 each represent an aggregation of historical predecessor and successor accounting; this is for discussion purposes only and it is not intended to represent what the results of operations would have been if the Acquisition occurred at the beginning of these periods. This approach is a non-GAAP presentation and may yield results that are not strictly comparable on a period-to-period basis and may not actually reflect the actual results we would have achieved. (dollars in millions):

	Combined Predecessor								Consolidated Successor		Aggregated		Consolidated Successor		Aggregated		Consolidated Successor
	Year Ended December 31,						January 1 through August 13, 2004		August 14 through December 31, 2004		Year Ended December 31, 2004		(Unaudited) August 14, Through September 30, 2004		(Unaudited) January 1 through September 30, 2004		(Unaudited) Nine Months Ended September 30, 2005

$ Millions	(Unaudited) 2001		2002		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Net Sales	$516.9	100.0	$511.8	100.0	$503.9	100.0	$332.7	100.0	$205.6	100.0	$538.3	100.0	$72.1	100.0	$404.8	100.0	$406.1	100.0
Cost of goods sold	419.9	81.2	406.0	79.3	422.9	83.9	277.0	83.3	177.6	86.4	454.6	84.4	63.6	88.2	340.6	84.1	335.1	82.5

Gross Profit	97.0	18.8	105.8	20.7	81.0	16.1	55.7	16.7	28.0	13.6	83.7	15.6	8.5	11.8	64.2	15.9	71.0	17.5
Operating expenses:
Selling, general and administrative	41.6	8.0	38.9	7.6	38.5	7.6	22.9	6.9	18.9	9.2	41.8	7.7	5.4	7.5	28.3	7.0	38.1	9.4
R&D expenses	5.0	1.0	5.3	1.0	4.8	1.0	3.1	0.9	1.0	0.5	4.1	0.8	0.3	0.4	3.4	0.8	1.7	0.4
In Process R&D	—	—	—	—	—	—	—	—	1.2	0.6	1.2	0.2	1.3	1.8	1.3	0.3	—	0.0
Goodwill Impairment	—	—	—	—	17.6	3.5	—	—	—	—	—	—			—	—
Restructuring	5.7	1.1	1.7	0.3	2.1	0.4	1.8	0.5	0.1	0.1	1.9	0.4	—	—	1.8	0.4	—	—
Asset securitization, net	2.0	0.4	1.8	0.3	1.0	0.2	(0.1)	0.0	—	—	(0.1)	0.0	—	—	(0.1)	0.0	—	—

Income from Operations	42.7	8.3	58.1	11.5	17.1	3.4	28.0	8.4	6.8	3.3	34.8	6.5	1.5	2.1	29.5	7.3	31.2	7.7
Interest expense, net	9.1	1.8	4.2	0.8	3.4	0.7	3.1	0.9	11.1	5.4	14.2	2.6	3.6	4.9	6.7	1.7	24.3	6.0
Foreign exchange (gain) / loss, net	(0.2)	—	0.2	—	1.7	0.3	0.6	0.2	0.3	0.1	0.9	0.2	(0.1)	(0.1)	0.5	0.0	(0.4)	(0.1)
Other (income) / expense	—	—	0.1	—	0.1	—	—	—	(0.1)	—	(0.1)	—	—	—	—	—	(0.4)	(0.1)
Provision / (benefit) for income taxes	14.5	2.8	19.3	3.8	11.2	2.2	9.0	2.7	(3.7)	(1.8)	5.3	1.0	(1.1)	(1.5)	7.9	2.0	4.9	1.2

Net Income	$19.3	3.7	$34.3	6.9	$0.6	0.2	$15.3	4.6	$(0.8)	(0.4)	$14.5	2.7	$(0.9)	(1.2)	$14.4	3.6	$2.8	0.7

Nine Months Ended September 30, 2005 compared to the aggregated Nine Months Ended September 30, 2004

The AvGard™ customers, whose transactions are included in the historical results of Rhodia’s Phosphates Business, have been migrating to non-phosphate based technologies over the last several years. In 2004, Rhodia transferred certain assets related to AvGard™, including the relevant intellectual property and marketing rights, as part of its Food Ingredients business divestiture. Subsequent to that divestiture, Rhodia’s Phosphates Business continued, and now the Company continues, to supply the new owner of the AvGard™ intellectual property with its required tri-sodium phosphates at reduced selling prices from those experienced prior to divestiture. Following are the impacts to sales and gross profit for the year-to-date period ending September 30th, including price and volume variances ($ millions):

Period	9/30/05	9/30/04	Variance	Price	Volume	Cost
Year-To-Date September Sales	$4.4	$10.8	$(6.4)	$(4.8)	$(1.6)
Year-To-Date September Gross Profit	$0.5	$4.8	$(4.3)	$(4.8)	$(0.8)	$1.3

In the period January, 2004 - May, 2004, Rhodia’s Phosphates Business incurred $2.8 million of operating expenses to support AvGard™. These expenses were eliminated with the sale of AvGard™.

Net Sales

Net sales represent the selling price of the products, net of any customer-related rebates, plus freight and any other items invoiced to customers. Net sales for the nine months ended September 30, 2005 were $406.1 million, an increase of $1.2 million, or 0.3%, as compared to $404.9 million for the same period in 2004. Selling price increases to offset rising raw material and energy costs had a positive impact of 11.8% or $47.6 million on sales. Volume declines due to the shedding of low margin business partially offset by improved mix effects had a negative impact of (9.9)% or ($40.0) million. Sales were also negatively impacted (1.6)% or ($6.4) million by AvGard™ as shown in the previous chart, with ($4.8) million of this variance due to lower selling prices, and ($1.6) million due to volume declines.

The following table illustrates for the nine months ended September 30, 2005 the percentage changes in net sales by reportable segment compared with the prior year, including the effect of price and volume/mix changes:

	Price	Volume/Mix	Total
United States	6.1%	(7.5)%	(1.4)%
Canada	20.3%	(24.7)%	(4.4)%
Mexico	17.4%	(13.0)%	4.4%

The following table illustrates for the nine months ended September 30, 2005 the percentage changes for net sales by major product lines compared with the prior year, including the effect of price and volume/mix changes:

	Price	Volume/Mix	Total
Purified Phosphoric Acids	9.4%	(12.0)%	(2.6)%
Specialty Salts	4.6%	3.4%	8.0%
STPP and other	21.5%	(32.1)%	(10.6)%

Gross Profit

Gross profit represents net sales less cost of goods sold. Gross profit for the nine months ended September 30, 2005 was $71.0 million, an increase of $6.8 million, or 10.6%, as compared to $64.2 million for the comparable period in 2004. Gross profit percentage increased to 17.5% for the nine months ended September 30, 2005 versus 15.9% for the comparable period in 2004. The increase in gross profit was primarily due to a reduction in fair value inventory purchase accounting charges of $4.7 million recorded in the prior period. Higher selling prices of $47.6 million and positive mix effect were offset by lower volumes, higher raw materials, energy, freight, exchange rate and depreciation costs of ($41.2) million. Gross profit was also negatively impacted ($4.3) million by AvGard™ as shown in the previous chart, with the majority of this variance coming from lower selling prices.

Operating Expenses

Operating expenses in the current period consist primarily of selling, general and administrative and R&D expenses. Operating expenses for the nine months ended September 30, 2005, were $39.8 million, an increase of ($5.1) million, or (14.7)%, as compared to the nine months ended September 30, 2004. This increase was due to ($2.5) million of management and advisory fees paid to our sponsors, ($2.6) million of legal and professional fees related to Rhodia and CNA defense and Mexico internal controls, ($3.0) million of separation costs, partially offset by $1.7 million of lower restructuring expenses incurred during the predecessor period, and $1.3 million of lower in-process R&D expense recorded in the prior period.

Operating Income

Operating income for the nine months ended September 30, 2005 was $31.2 million, an increase of $1.7 million, or 5.8%, as compared to $29.5 million for the comparable period in 2004. Operating income percentages increased to 7.7% for the nine months ended September 30, 2005 from 7.3% for the comparable period in 2004, as a result of the factors described above.

Interest Expense

Interest expense for the nine months ended September 30, 2005 was $24.3 million, an increase of ($17.6) million, compared to $6.7 million for the same period in 2004. This increase is primarily due to our senior subordinated notes, ($10.7) million, our senior credit facility ($9.0) million, and deferred financing amortization charges of ($1.7) million, partially offset by $0.7 million interest income, and $3.1 million of interest expense incurred by the predecessor in the prior period.

Foreign Exchange

Foreign exchange gain for the nine months ended September 30, 2005 was $0.4 million, an improvement of $1.0 million, as compared to a loss of ($0.6) million for the same period in 2004. The U.S. dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on remeasurement of non-U.S. dollar denominated monetary assets and liabilities. Such gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. dollar and the amount of non-U.S. dollar denominated assets and liabilities increase or decrease.

Provision for Income Taxes

Provision for income tax expense for the nine months ended September 30, 2005 was $4.9 million, compared to $7.8 million for the comparable period of 2004. The decrease in the provision is due to the decline in earnings mainly attributable to higher interest expense described above. In the U.S., we continue to carry a full valuation allowance of $3.3 million for our net deferred tax asset.

Net Income

Net income for the nine months ended September 30, 2005 was income of $2.8 million, a decrease of ($11.6) million, compared to $14.4 million for the same period in 2004, due to the factors described above.

Year Ended December 31, 2004 as aggregated compared to Year Ended December 31, 2003.

Net Sales

Net sales for the year ended December 31, 2004 were $538.3 million, an increase of $34.4 million, or 6.8%, as compared to $503.9 million for the comparable period in 2003. The increase in net sales was driven primarily by price increases across most product lines in our portfolio from June 2003 to December 2004. Total price improvement realized for the entire business in 2004 was 4.8%, or $24.3 million, with our Mexico segment realizing 8.8% improvement, and our U.S. and Canada segments both realizing 3.1% improvement. Product line price improvements were 3.8% for Purified Phosphoric Acid, 3.0% for Specialty Salts and Acids, 5.1% for STPP, and 20.2% for other products. Volumes improved by 2.0%, or $10.1 million, during 2004, primarily in our purified phosphoric acid product line in the U.S., our specialty salts sourced from Mexico, and other products sold in Mexico.

Gross Profit

Gross profit for the year ended December 31, 2004 was $83.7 million, an increase of $2.7 million, or 3.3%, as compared to $81.0 million for the comparable period in 2003. This increase in gross profit is due to the increase in net sales reflective $24.3 million of higher selling prices and volume increases of $3.5 million, offset by purchase accounting charges for inventory fair value adjustments of $(6.4) million, higher raw material, energy, and freight costs of $(10.6) million, as well as higher depreciation costs from the fair valuation of our fixed assets for purchase accounting of $(4.9) million. In addition, we incurred increased cost of goods sold during the fourth quarter of 2004 for a planned major maintenance outage of our sulfuric acid unit in Mexico of $(2.5) million, as well as environmental reserve provisions at our Nashville site of $(0.7) million. These impacts combined with the other cost increases mentioned above, contributed to a gross margin decline to 15.6% for the year ended December 31, 2004 from 16.1% for the comparable period in 2003.

Operating Expenses

Operating expenses for year ended December 31, 2004 were $48.9 million, $(15.0) million decrease, or 23.5%, as compared to $63.9 million for the year ended December 31, 2003. A goodwill impairment in 2003 of $(17.6) million decrease contributed to most of this decrease, offset by $2.3 million of increases in depreciation and amortization of intangibles from our fair valuation assessment for purchase accounting. Decreases in accounts receivable securitization expense and restructuring offset an in-process R&D charge of $1.2 million, and our spending on selling, general and administrative, and R&D was relatively stable.

Operating Income

Operating income for the year ended December 31, 2004 was $34.8 million, an increase of $17.7 million, or 103.5%, as compared to $17.1 million for the comparable period in 2003. Operating margins increased to 6.5% for the year ended December 31, 2004, as compared to 3.4% for the comparable period in 2003, as a result of the factors described above.

Interest Expense

Interest expense for the year ended December 31, 2004 was $14.2 million, an increase of $10.8 million, as compared to $3.4 million for the same period in 2003. This increase was due primarily to the issuance of our 2004 Senior Subordinated Notes, $6.3 million, and the use of our senior credit facility, $3.7 million, to complete the Acquisition, along with deferred financing amortization charges of $1.1 million offset by a small decline in interest expense for Rhodia indebtedness of $(0.3) million.

Foreign Exchange

Foreign exchange losses for the year ended December 31, 2004 were $0.9 million, a $(0.8) million decrease, as compared to $1.7 million for the same period in 2003. The U.S. dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on translation of non-U.S. dollar denominated monetary assets and liabilities. Such gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. dollar and the amount of non-U.S. dollar denominated monetary assets and liabilities increase or decrease.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2004 was $5.3 million, a $(5.9) million decrease, or 52.7%, as compared to $11.2 million for the comparable period of 2003. The effective income tax rate of 26.8% for the year ended December 31, 2004 is impacted by enacted declines in Mexico’s statutory tax rates and the resulting effects on the deferred tax calculations of $4.5 million on our Mexican operations, offset by change in valuation allowances of $1.5 million mainly in the U.S.

Net Income

Net income for the year ended December 31, 2004 was $14.5 million, an increase of $13.9 million compared to $0.6 million for the comparable period in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

Net Sales

Net sales for the year ended December 31, 2003 were $503.9 million, a $(7.9) million decrease, or 1.5%, as compared to $511.8 million in 2002. We experienced modest pricing declines in the first half of 2003, driven by industry excess capacity and competitive activity. We believe the structural changes in our industry have reversed this unfavorable pricing trend, with all producers announcing price increases since June 2003. We have experienced volume growth, primarily driven by the successful addition of a large STPP customer.

Gross Profit

Gross profit for the year ended December 31, 2003 was $81.0 million, a $(24.8) million decrease, or 23.4%, as compared to $105.8 million in 2002. Gross margin declined to 16.1% in 2003 from 20.7% in 2002. These declines in gross profit and gross margin were primarily a result of the lower selling prices mentioned above, combined with an increase in raw material costs as they returned to more typical levels after being unusually low in 2002.

Operating Expenses

Operating expenses for the year ended December 31, 2003 were $63.9 million, an increase of $16.2 million, or 34.1%, as compared to $47.7 million in 2002. This increase was primarily due to a goodwill impairment charge in 2003 of $17.6 million, related to a write-down at our Mexican operations pursuant to SFAS No. 142 requirements. Selling, general and administrative, and R&D expenses decreased $(0.9) million, or 2.1%. Accounts receivable securitization expenses decreased $(0.8) million, or 45.8%.

Operating Income

Operating income for the year ended December 31, 2003 was $17.1 million, a $(41.0) million decrease, or 70.6%, as compared to $58.1 million in 2002. Operating margins declined to 3.4% in 2003 from 11.5% in 2002. This decrease was primarily the result of the additional charge in 2003 related to goodwill impairment, lower selling prices and increased raw material costs discussed above.

Interest Expense

Interest expense for the year ended December 31, 2003 was $3.4 million, a $(0.8) million decrease, or 19.7%, as compared to $4.2 million in 2002. This decrease was the result of lower interest rates incurred by Rhodia in 2003 and allocated to the Phosphates Business.

Foreign Exchange Losses

Foreign exchange losses for the year ended December 31, 2003 were $1.7 million, an increase of $1.5 million, as compared to $0.2 million in 2002. The U.S. dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on translation of non-U.S. dollar denominated monetary assets and liabilities. Such gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. dollar and the amount of non-U.S. dollar denominated monetary assets and liabilities increase or decrease.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2003 was $11.2 million, a $(8.1) million decrease, or 42.0%, as compared to $19.3 million in 2002. This decrease was attributable to the reduced operating profits as described above. The effective income tax rate increased from 36.0% for the year ended December 31, 2002 to 94.8% for the year ended December 31, 2003, primarily due to the goodwill impairment charge, which is not deductible for tax purposes. In addition, the effective tax rate is impacted by the mix of income among the U.S. and foreign jurisdictions, which have lower statutory tax rates. A valuation allowance has been provided against net deferred tax assets of a Mexican subsidiary. We will continue to reevaluate the likelihood of recoverability of these deferred tax assets based upon the actual and expected operating results of the subsidiary.

Net Income

Net Income for the year ended December 31, 2003 was $0.6 million, a $(33.7) million decrease, as compared to $34.3 million in 2002.

Segment Reporting

The Company reports its operations in three reportable segments – United States, Mexico and Canada, each of which sells the Company’s entire portfolio of products. The primary performance indicators for the chief operating decision maker are sales and EBITDA, with sales on a ship-from basis. The following table sets forth the historical results of these indicators by segment:

	Predecessor	Predecessor	Predecessor	Successor	Aggregated	Successor	Aggregated	Successor
			January 1, through August 13,	August 14, through December 31,		August 14, through September 30,	January 1, through September 30,	January 1, through September 30,
	2002	2003	2004	2004	2004	2004	2004	2005
Segment Net Sales
United States	$308,748	$322,763	$204,471	$127,208	$331,679	$44,808	$249,279	$245,779
Mexico	179,690	154,995	108,364	66,923	175,287	23,473	131,837	137,630
Canada	23,368	26,162	19,886	11,476	31,362	3,859	23,745	22,709

Total	$511,806	$503,920	$332,721	$205,607	$538,328	$72,140	$404,861	$406,118

Net Sales % Growth
United States		4.5%			2.8%			-1.4%
Mexico		-13.7%			13.1%			4.4%
Canada		12.0%			19.9%			-4.4%

Total		-1.5%			6.8%			0.3%

Segment EBITDA
United States	$65,606	$47,844	$29,076	$13,373	$42,449	$3,360	$32,436	$35,447
Mexico	19,979	14,942	18,246	7,986	26,232	3,098	21,344	28,373
Canada	2,360	1,854	3,046	2,211	5,257	795	3,841	2,439

Total	$87,945	$64,640	$50,368	$23,570	$73,938	$7,253	$57,621	$66,259

Segment EBITDA % of Net Sales
United States	21.2%	14.8%	14.2%	10.5%	12.8%	7.5%	13.0%	14.4%
Mexico	11.1%	9.6%	16.8%	11.9%	15.0%	13.2%	16.2%	20.6%
Canada	10.1%	7.1%	15.3%	19.3%	16.8%	20.6%	16.2%	10.7%

Segment Net Sales

The United States is showing a decreasing rate of growth for net sales. In 2003 net sales grew 4.5% due to the successful addition of a large STPP customer, which exceeded volume decline impacts in purified phosphoric acid and specialty salts. The 2004 increase of 2.8% is largely the result of price increases across all product lines, which has continued into 2005, but volume declines in purified phosphoric acid and STPP, as well as impacts from AvGardTM tri-sodium phosphates as discussed above, have resulted in a (1.4)% decline in net sales compared to the same period of 2004.

Mexico shows a large decline of (13.7)% in net sales for 2003, driven primarily by volume reductions in low margin grades of purified phosphoric acid and products purchased for resale. Approximately two-thirds of the 2004 increase of 13.1% is due to sales price increases across all product lines, while volume increases in specialty salts, STPP and other make up the difference. Positive price variances across all product lines in 2005 have exceeded lower volumes in STPP and other, leading to a net increase of 4.4% compared to the first nine months of 2004.

Canada shows net sales increases of 12.0% in 2003 and 19.9% in 2004, driven primarily by volume improvements in purified phosphoric acid, specialty salts and acids, and STPP for 2004, although pricing was also positive in both periods. Lower volumes in STPP for 2005 exceeded positive price variances across all product lines, leading to a net decrease of (4.4)% compared to the same period of 2004.

Segment EBITDA Percent of Net Sales

The United States EBITDA percent of net sales decline from 2002 to 2003 of (6.4)% was driven by three factors: (1) raw material prices, energy, and freight cost increases, (2) the addition of the large STPP customer added a lower than average EBITDA percent of net sales to a portfolio historically more weighted towards higher margin specialty salts, and (3) modest selling price decreases. The decline of another (2.0)% from 2003 to 2004 is driven by purchase accounting charges for the inventory fair value step-up which accounted for (1.6)%, and in-process R&D charges which accounted for (0.4)%; without these charges, the ratio would have been more in line with 2003 and 2005 results. Favorable selling price impacts in both 2004 and 2005 are offset by higher raw material, energy, and freight costs, as well as impacts from AvGardTM tri-sodium phosphates as discussed above.

Mexico shows a decline of (1.5)% from 2002 to 2003 due to similar raw material, energy, and freight cost increases that impacted the United States, although the decline is somewhat tempered by modest selling price increases. The 2004 increase of 5.4% is due to selling price increases which exceeded cost increases in raw material, energy and freight, as well as improved product mix towards specialty salts. The 4.4% increase seen in 2005 against the comparable period of 2004 is again due to selling price increases that exceeded cost increases in raw material, energy, and freight.

The (3.0)% decline from 2002 to 2003 for Canada is due to raw material, energy, and freight cost increases similar to those that impacted the United States. The 9.7% increase from 2003 to 2004 is driven by product mix as Canada improved its balance towards specialty salts and acids, as well as increased contribution from higher STPP sales volumes. 2005 shows a decline of (5.5)% for the first nine months against 2004 as selling price increases have not kept pace with higher raw material prices, energy, and freight costs, and there have been contribution decreases from lower STPP sales volumes that have returned to 2003 levels.

Liquidity and Capital Resources

The Phosphates Business has historically funded its capital expenditures and ongoing operations through its cash flow from operations and funding from Rhodia.

The following table sets forth a summary of the Company’s cash flows for the periods indicated. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is on a combined basis, and all Innophos activity from August 14, 2004 under the successor basis is on a consolidated basis. The nine months ended September 30, 2004 and the year ended December 31, 2004 each represent an aggregation of historical predecessor and successor accounting; this is for discussion purposes only and it is not intended to represent what the cash flows would have been if the Acquisition occurred at the beginning of these periods. This approach is a non-GAAP presentation and may yield results that are not strictly comparable on a period-to-period basis and may not actually reflect the actual results we would have achieved. (dollars in millions):

	Predecessor	Predecessor	Predecessor	Successor	Aggregated	Successor	Aggregated	Successor
	2002	2003	January 1, through August 13, 2004	August 14, through December 31, 2004	2004	August 14, through September 30, 2004	January 1 through September 30, 2004	January 1 through September 30, 2005
Operating activities	$59.3	$26.3	$44.1	$(5.4)	$38.7	$(16.2)	$27.9	$46.9
Investing activities	(13.8)	(12.7)	(2.6)	(486.4)	(489.0)	(482.1)	(484.7)	(6.4)
Financing activities	(45.7)	(10.3)	(43.3)	503.1	459.8	504.5	461.3	14.0

Net cash provided by operating activities was $46.9 million for the nine months ended September 30, 2005, as compared to $27.9 million for the same period in 2004, an increase of $19.0 million. The increase is due to an improvement in accounts receivable as a result of more timely cash collections in the United States and the collection of Mexican value added taxes from the Mexican government. The increase in other current liabilities is mainly attributable to tax refunds related to pre-closing tax years, pending validation by an external third party, of up to $12.3 million in a Mexican subsidiary which are contractually payable by the U.S. company to Rhodia as required by the purchase and sale agreement. This net cash provided was partially offset by cash uses in inventory which increased 6% from December 2004 levels, primarily in volume, although valuations are also higher due to raw material and energy cost increases. We did rebuild US calcium volumes from very tight supply levels in 2004. Mexico volumes are up after finishing 2004 at low levels due to a maintenance outage in the fourth quarter of 2004. Spare parts inventories also increased by 7% as we prepare for a similar maintenance outage in Mexico during the first quarter of 2006. We had 58 days of inventory on hand at September 30, 2005 which is within the range of historical performance depicted in the following chart:

	Predecessor	Predecessor	Aggregated	Aggregated	Successor
	2002	2003	2004	January 1 through September 30, 2004	January 1 through September 30, 2005
Inventory Days on Hand	60	53	53	45	58

Net cash used for investing activities was ($6.4) million for the nine months ended September 30, 2005, compared to ($484.7) million for the same period in 2004, of which ($473.4) million was used to purchase the Phosphate Business from Rhodia. Capital spending increased ($3.1) million compared to the same period in 2004.

Net cash from financing activities for the nine months ended September 30, 2005 was $14.0 million, compared to $461.3 million for the same period in 2004, a decrease of ($447.3) million. The large inflow of cash provided by financing activities in 2004 was a result of borrowings from the senior credit facility, the senior subordinate notes due 2014, and the equity contributions, all of which was used to consummate the Acquisition of the Phosphate Business. The financing activities during 2005 were attributable to the company electing to borrow the remaining $42.0 million of our term loan under our senior credit facility to retire the $17.0 million outstanding on our revolving credit facility. In addition, for the nine month period ending September 30, 2005, the Company made principal payments on its term loan of $11.1 million of which $9.5 million was prepayments applied to the excess cash flow requirement as defined in the credit agreement.

Net cash provided by operating activities was $38.7 million for the aggregated year ended December 31, 2004, as compared to $26.3 million for the same period in 2003. This increase in the 2004 period is mainly attributable to the improvement in net income. Total changes in other assets and liabilities were relatively similar net uses for both years, at $(20.0) million for 2004 versus $(21.7) million for 2003. The successor period shows large uses of cash in current assets, and large sources of cash in current liabilities, due to the re-build of working capital retained by Rhodia on August 13, 2004. The decline in net cash provided by operating activities to $26.3 million for 2003 from $59.3 million in 2002 was similar to the change in net income, offset by working capital uses of cash.

Net cash used for investing activities was $(489.0) million for the aggregated year ended December 31, 2004, as compared to a use of cash of $(12.7) million for the comparable period in 2003. The large increase in investing activities is due to our purchase of the Phosphates Business from Rhodia. Net cash used for investing activities for 2003 and 2002 were fairly stable at $(12.7) million and $(13.8) million, respectively.

Net cash provided from financing activities for the aggregated year ended December 31, 2004 was $459.8 million, as compared to a use of cash of $(10.3) million for the same period in 2003. The large inflow of cash financing came from the senior credit facility, the 2004 Senior Subordinated Notes, and Bain Capital’s equity contribution, all of which were used to consummate the Acquisition and pay related fees. Net cash used for financing activities was $(10.3) million and $(45.7) million in 2003 and 2002, respectively. This improvement of $35.4 million in net cash used for financing activities in 2003 from 2002 levels was primarily the result of a reduction in the amount of cash used to finance reductions in advances from Rhodia in 2003 from 2002 levels.

Post-Aquisition

We have available funds under our revolving credit facility, subject to certain conditions. We expect that our primary liquidity requirements will be for debt service, capital expenditures and working capital.

In connection with the acquisition and financing, we have incurred substantial amounts of debt, including amounts outstanding under our senior credit facility, and our $190.0 million senior subordinated notes due 2014. In addition, although not shown on our Balance Sheet, Holdco has $127.0 million of debt which is dependent on the earnings and distributions from Innophos, Inc. and subsidiaries. Interest payments on all our indebtedness have significantly reduced our cash flow from operations. As of September 30, 2005, we had total debt of $398.5 million, excluding the $127.0 million owed by Innophos Investments Holdings, Inc.

Our senior secured credit facility currently totals $258.5 million, consisting of a five-year $50.0 million revolving credit facility and a six-year $208.5 million term loan facility. We had outstanding $208.5 million under our term loan facility as of September 30, 2005.

On September 30, 2005, $45.2 million remained available under the revolving credit facility to finance working capital needs, as there was approximately $4.8 million issued under our letter of credit sub-facility. The commitments under the revolving credit facility will expire on the fifth anniversary of the closing of the Transaction. We will be able to repay revolving credit loans and reborrow amounts that are repaid up to the amount of the revolving credit commitment then in effect, subject to the debt agreement provisions. The borrowings under the term loan facility are expected to mature on the sixth anniversary of the closing of the Transaction and are expected to be payable in quarterly installments of $.55 million for the next four years and quarterly installments of $50.0 million in the final year.

The interest rate on the borrowings under the senior credit facility is predicated upon the absence of any material adverse change in our financial condition as well as the absence of any financial covenants defaults as defined. As of September 30, 2005, no material adverse change has occurred and the Company believes that it is in full compliance with the covenant requirements of the senior credit facility.

On May 15, 2005, we began incurring liquidated damages of 0.25% per annum on our $190 senior subordinated notes due 2014, and Innophos Investments Holdings, Inc. $120 million floating rate senior notes due 2015, due to the delay in filing our exchange offer registration statements. The rate of liquidated damages will increase 0.25% with respect to each subsequent 90 day period, to a maximum of 1.00%, until all registration defaults have been cured upon effectiveness of such registration statements. We currently expect that the exchange offer registration statements for both series of notes will be filed in the fourth quarter of 2005 and to be effective in the first quarter of 2006 subject to review by the Securities and Exchange Commission.

Capital Expenditures

We spent $6.4 million for the nine months ended September 30, 2005 to fund our capital expenditures, which is lower than normalized capital spending levels. Additionally, we spent approximately $1.0 million in 2004 and expect to spend approximately $3.0 million in 2005 to fund upfront stand-alone costs primarily comprised of information technology related expenditures, some of which will be characterized as capital expenditures. We expect our capital expenditures to continue to run below depreciation levels, and we plan to fund these expenditures through net cash flows from operations.

We believe that the cash generated from operations and availability under our revolving credit facility will be sufficient to meet our debt service, capital expenditures and working capital requirements for the foreseeable future. Subject to restrictions in our senior credit facility and the indentures governing the notes, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. In addition, we may require additional financing if our plans change materially in an adverse manner or prove to be materially inaccurate. There can be no assurance that such financing, if permitted under the terms of our debt agreements, will be available on terms acceptable to us or at all. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations under the notes.

Contractual Obligations and Commercial Commitments

The following table sets forth our long-term contractual cash obligations as of September 30, 2005 (dollars in thousands):

	Years ending December 31,
Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter
Senior credit facility (1)	$269,555	$2,201	$2,201	$2,201	$2,201	$103,926	$156,825
2004 Senior Subordinated Notes (2)	359,330	17,074	17,357	16,863	16,863	16,863	274,310
Rhodia TSA (3)	4,598	4,110	488	—	—	—	—
Future Service Pension Benefits	5,638	304	344	393	446	503	3,648
Other (4)	561,065	41,330	41,330	41,330	41,330	41,330	354,415
Operating leases	18,982	3,877	3,801	3,281	2,701	2,378	2,944

Total contractual cash obligations (5)	$1,219,168	$68,896	$65,521	$64,068	$63,541	$165,000	$792,142

(1)	Amounts do not include variable rate interest payments, voluntary principal prepayments of $9.5 million made during the nine month period ended September 30, 2005, and excess cash flow requirements as defined by the credit agreement. Estimated annual interest payments would be $12.9 million assuming a 6.1% interest rate.
(2)	Amounts include fixed rate interest payments at 8.875% for years 2007 and thereafter.
(3)	Represents minimum payments for Transition Services provided by Rhodia.
(4)	Represents minimum annual purchase commitments to buy raw materials from a supplier that extends through 2018.
(5)	Does not reflect the $120 million floating rate senior notes due 2015 which were issued by Innophos Investments Holdings, Inc. on February 10, 2005. Amounts do not include variable rate interest payments. Beginning in 2010, estimated annual cash interest payments would be $24.2 million assuming an 11.5% interest rate. Amounts do not include interest accrued in the form of new notes estimated to be $90 million by year 2010 which are payable in 2015.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued SFAS No. 151, revised SFAS No. 123R, SFAS No. 153 and FASB Interpretation No. 47, and SFAS No. 154 which are summarized below.

SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is assessing the potential impact, if any, the adoption of this statement may have on its financial position or results of operations.

SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), replaces SFAS No. 123. In addition, SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense based on their fair values. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. The Company is assessing the potential impact, if any, the adoption of this statement may have on its financial position or results of operation. This statement will be effective for the Company beginning January 1, 2006.

In March 2005, the FASB released FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). The Company is assessing the potential impact, if any, the adoption of this interpretation may have on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20 and FASB Statement No. 3. It establishes the retrospective application, unless impracticable, as the method for reporting a change in accounting principle. This statement also addresses the reporting of a correction of an error in previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Inflation and Changing Prices

Our costs and expenses are subject to inflation and price fluctuations. Significant price fluctuations in raw material, freight and energy inputs could have a material effect on our financial condition and results of operations.

Quantitative And Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposures include changes in interest rates, as borrowings under our senior credit facility will bear interest at floating rates based on LIBOR or the base rate, in each case plus an applicable borrowing margin. We will manage our interest rate risk by balancing the amount of fixed-rate and floating-rate debt. For fixed-rate debt, interest rate changes do not affect earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

At September 30, 2005, we had $190.0 million principal amount of fixed-rate debt and $258.5 million of available floating-rate debt. Based on the $208.5 million outstanding as floating rate debt, an immediate increase of one percentage point would cause an increase to cash interest expense of approximately $2.1 million per year. In addition, not shown on our balance sheet, Innophos Investments Holdings, Inc. has $127.0 million of floating rate senior notes. As all of the business for Innophos Investments is transacted through Innophos, Inc. and its subsidiaries, Innophos Investments is dependent on earnings and the distribution of funds from Innophos, Inc. and subsidiaries. However, these floating rate senior notes maturing in 2015 held by Innophos Investments Holdings, Inc. will pay interest in the form of issuing new notes in-lieu of cash until 2010. In 2010 and thereafter the interest on these floating rate senior notes held by Innophos Investments Holdings, Inc. will be required to be paid in cash. Therefore, an increase of one percentage point would cause an increase of $1.3 million per year in the form of additional notes due in 2015 for Innophos Investments Holdings, Inc.

Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and other operating expenses and reducing our funds available for capital investment, operations or other purposes. In addition, a substantial portion of our cash flow must be used to service debt, which may affect our ability to make future acquisitions or capital expenditures. We may from time to time use interest rate protection agreements to minimize our exposure to interest rate fluctuation. However, there can be no assurance that hedges will achieve the desired effect. We may experience economic loss and a negative impact on earnings or net assets as a result of interest rate fluctuations.

We do not currently hedge our commodity or currency rate risks. In February 2005, we did hedge a portion of our interest rate risk, consistent with the requirements under the credit agreement. We believe that our concentration of credit risk related to trade accounts receivable is limited since these receivables are spread among a number of customers and are geographically dispersed. No one customer accounted for more than 9% of our sales in the last 3 years.

Foreign Currency Exchange Rates

The U.S. dollar is the functional currency of the Canadian and Mexican operations. Accordingly, these operations’ monetary assets and liabilities are translated at current exchange rates, non-monetary assets and liabilities are translated at historical exchange rates, and revenue and expenses are translated at average exchange rates and at historical exchange rates for the related revenue and expenses of non-monetary assets and liabilities. All translation gains and losses are included in net income.

Our principal source of exchange rate exposure in our foreign operations consists of expenses, such as labor expenses, which are denominated in the foreign currency of the country in which we operate. A decline in the value of the U.S. dollar relative to the local currency would generally cause our operational expenses (particularly labor costs) to increase (conversely, a decline in the value of the foreign currency relative to the U.S. dollar would cause these expenses to decrease). We believe that normal exchange rate fluctuations consistent with recent historical trends would have a modest impact on our expenses, and would not materially affect our financial condition or results of operations. Nearly all of our sales are denominated in U.S. dollars and our exchange rate exposure in terms of sales revenues is minimal.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in regulation S-K.

BUSINESS

Our Company

We are a specialty phosphates producer in North America. Specialty phosphates include purified phosphoric acid and its downstream phosphate derivatives. Specialty phosphates are used as ingredients in a wide variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications. As the Rhodia phosphate business, which corresponds to the predecessor basis in our financial statements, sales for the period January 1, 2004 to August 13, 2004 were $332.7 million and for the Company, which corresponds to the successor basis in our financial statements, sales for the period August 14, 2004 to December 31, 2004 were $205.6 million. For further information on predecessor and successor bases of accounting see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Items Affecting Comparability” and “— Critical Accounting Policies and Estimates — Combined/Consolidated.”

Our principal products include: (1) purified phosphoric acid, (2) specialty salts and acids, and (3) technical grade sodium tripolyphosphates, or STPP and other products. Specialty salts and acids and STPP are the two major types of phosphate derivatives produced using purified phosphoric acid. In 2004, purified phosphoric acid, specialty salts and acids, and STPP and other products represented 21%, 50%, and 29% of our sales, respectively.

Purified phosphoric acid is used to make downstream phosphate derivatives and is also used directly in beverage applications and in water and metal treatment applications. Specialty salts are used in a variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications such as in: (1) bakery products as a leavening agent, (2) meat and seafood products for moisture, tenderness, and to enhance shelf-life, (3) dairy products to control melting and gelling, add calcium fortification, and to act as a preservative, (4) pharmaceutical and nutritional tablets as excipients or calcium additives, (5) oral care products as a toothpaste abrasive for whitening and anti-tartar, (6) technical applications such as water treatment and metal finishing, and (7) specialty fertilizers as essential nutrients. Specialty acids are used in a variety of industrial applications such as asphalt modification and petrochemical catalysis. STPP is a phosphate derivative primarily used in auto-dishwashing and detergents.

We have long-term relationships with our top customers, with the average relationship over 15 years. We work closely with many of our customers to tailor our products to the technical performance and quality standards specific to their requirements and develop new products to meet their changing needs. Our specialty chemicals are often critical ingredients in the formulation of our customers’ products, but often represent only a small portion of their product costs.

We offer a broad product offering of specialty phosphates in North America from our seven manufacturing facilities, four of which are located in the United States, two in Mexico and one in Canada.

History

Beginning with the formation of Albright & Wilson (A&W) in 1865, we have had a long and successful history in specialty phosphates. From our beginnings as an STPP manufacturer, we have diversified, through internal expansion and acquisition, into a vertically integrated producer competing across nearly all of the specialty phosphates value chain.

Year	Event

1865	A&W formed

1912	Phosphate salts used in baking powder

1960s	Expanded use of specialty phosphates in food

1970s	Purified wet acid technology developed

Year	Event

1980s	A&W invested in wet acid technology

Rhône-Poulenc Europe Invested in Wet Acid Technology

1985	A&W bought Mobil phosphates

1987	Rhône-Poulenc acquired Stauffer Chemicals, USA

1990s

Rhodia formed from Rhône-Poulenc’s chemicals business

Rhodia invested in wet acid technology at Geismar

A&W JV with PCS acquired Olin phosphates

A&W-Troy JV formed in Mexico with A&W later buying 100% of JV

2000	Rhodia acquired A&W

2004	Bain Capital acquired Rhodia’s North American specialty phosphates business (Innophos)

Competitive Strengths

Specialty Chemicals Niche. We are a significant producer of purified phosphoric acid in North America, and one of the top two suppliers with respect to each of the product lines in which we compete in specialty phosphates. We work closely with many of our customers to tailor our products to the technical performance and quality standards specific to their requirements and collaborate with their technical teams in modifying our formulations to support their product development efforts. Our specialty chemicals are often critical ingredients in the formulation of our customers’ products, but often represent only a small portion of their product costs.

Domestic Purified Phosphoric Acid Supply. We are a significant producer of downstream phosphate derivatives in North America and vertically integrated into purified phosphoric acid using the low-cost purified wet acid process. We produce more than 75% of our purified phosphoric acid needs internally and source the rest through a long-term contract.

Manufacturing Facilities. Since our predecessor’s acquisition of Albright & Wilson PLC in March 2000, we have invested more than $110 million to reconfigure and upgrade our manufacturing sites. These expenditures have helped to optimize our footprint for sourcing products. As part of this investment, we have successfully converted substantially all of our phosphoric acid capacity from the energy-intensive thermal acid process to the lower-cost purified wet acid process.

Broad Product Range and Geographic Coverage. Our broad product range gives us the ability to serve clients across a variety of industries, including food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial sectors. Our expertise spans across the specialty phosphates value chain, from the manufacturing of purified phosphoric acid to the production of downstream phosphate derivatives. This breadth of product coverage provides us with relative stability through economic cycles due to the diversity of our revenue across end-use applications. In addition, with seven production sites across North America (four in the U.S., one in Canada and two in Mexico), we have a geographically broad manufacturing footprint in North America and are well positioned to continue serving our dispersed customers across the region, as well as our export customers.

Long-Term Relationships with Industry Leading Customers. We have maintained long-standing relationships with many of the leading names in the food and beverage, consumer products, pharmaceutical, and industrial sectors. We have long-term relationships with our top customers with the average relationship over 15 years. We have established our position with these customers by reliably supplying them with our high quality products. In addition, we have focused on providing value-added sales and technical support while collaborating with our customers’ technical teams to improve product performance.

Technical and Product Development Capabilities. We believe that our technical expertise and strong customer focus position us as an innovator in specialty phosphates technology and applications. We have developed significant new product applications and technologies that have enabled us to strengthen our position in the specialty phosphates market. For example, we have developed a new line of phosphate additives which enhance the durability of asphalt at extreme temperatures. We continue to improve on these products as we learn from our customers what additional properties they are seeking in asphalts. We also work closely with customers to tailor our products to their specific requirements and develop new products to meet their changing needs. In response to customer demands, we have introduced a line of phosphates for the meat industry which has a more neutral pH and dissolves more quickly. Our research and development efforts have contributed to our growth, strengthened our long-standing customer relationships and expanded our addressable market.

Our Industry

Background

The production of specialty phosphates begins with phosphate rock, which can be processed in two alternative ways: (1) the thermal acid method in which the phosphate rock is smelted into elemental phosphorus which is then burned in a furnace, and subsequently hydrated to produce thermal acid; or (2) the purified wet acid method in which mined phosphate rock is treated with sulfuric acid to produce merchant green acid which is (a) neutralized by chemical purification to make STPP or (b) purified through solvent-based extraction into purified wet acid. The conversion of merchant green acid into high purity wet acid is a technically complex and capital-intensive process.

Purified phosphoric acid produced via the thermal acid process is based on the combustion of elemental phosphorus and is, therefore, highly energy-intensive and costs more on a variable cost basis than purified phosphoric acid produced via the purified wet acid process. Over the last several years the less energy intensive purified wet acid route has become the dominant technology with specialty phosphate manufacturers due to its lower variable cost. We currently use purified wet acid for nearly all of our specialty phosphate manufacturing needs.

Purified phosphoric acid can be reacted with appropriate mineral salts to produce various specialty phosphate salts or STPP as required. Purified phosphoric acid can also be concentrated or blended with an inorganic medium to produce various specialty acids.

Market Definition and Size of Product Lines

We compete in the specialized and diversified specialty phosphates market. Unlike agricultural phosphates, which are commodity chemicals used primarily as fertilizers and livestock feed supplements, specialty phosphates are used primarily in a diverse array of food and beverage, consumer product, pharmaceutical and nutritional supplement applications, which we believe contribute to higher margins and more stable volume growth.

The North American specialty phosphates market in 2003 was estimated to be approximately $1.1 billion. There are three major product categories, which include purified phosphoric acid as the key intermediary and two major downstream phosphate derivatives: (i) specialty salts and acids and (ii) STPP. Of the total $1.1 billion specialty phosphate market size in 2003, purified phosphoric acid represented approximately $290 million, specialty salts and acids represented approximately $540 million and STPP represented approximately $280 million.

Product Lines	2003 Estimated Market Size	Examples of End Use Applications
	(millions)
Purified Phosphoric Acid	$290	Beverage flavor enhancer, water and metal treatment

Specialty Salts and Acids	$540	Bakery leavening, pharmaceutical tablet excipients, dairy, oral care, specialty fertilizers, water and metal treatment

STPP	$280	Auto-dishwasher detergents, home laundry detergents, industrial and institutional cleaners

Total market size	$1,110

Source: British Sulfur Consultants

Key Product Lines

Purified Phosphoric Acid

Description. The purified phosphoric acid market was approximately $290 million in 2003. The product is a higher purity phosphoric acid, distinct from the low-grade merchant green phosphoric acid used in agricultural fertilizer production.

End Use. Purified phosphoric acid is used to make the downstream phosphate derivatives, specialty salts and acids and STPP, and is also used directly in beverage applications as a flavor enhancer, and in water treatment. Purified phosphoric acid is used internally by market participants in the production of downstream phosphate derivatives and sold to third-party phosphate derivative producers in the merchant market. End-user sales are made to carbonated beverage producers, municipal water treatment centers and metal treatment companies.

Competition. We believe we are the largest producer of purified phosphoric acid in North America. Our major competitor in phosphoric acid is PCS, a global fertilizer company for which specialty phosphates represents a small part of their business. We consume the majority of our production in our downstream operations and sell most of the remainder to the North American merchant market and other downstream phosphate derivatives producers, where we compete with PCS, who recently announced an expansion for a fourth train of purified phosphoric acid scheduled for completion by the end of the first half of 2006. Meanwhile, other than minor potassium phosphate salts produced mainly for us through a tolling arrangement, PCS does not have downstream industrial grade phosphate derivative production capacity.

Specialty Salts and Acids

Description. The specialty salt and acids market was approximately $540 million in 2003 and is comprised of a diverse range of specialty phosphate derivate salts and acids. These salts and acids are engineered derivatives of purified phosphoric acid and various mineral salts (primarily sodium, calcium, potassium, and ammonium salts).

End Use. Specialty salts and acids are used in a variety of food and beverage, pharmaceutical, nutritional supplement and consumer product applications including:

End Use	Purpose

Bakery products	Acts as a leavening agent

Meat and seafood products	To promote moisture and tenderness, and to act as a preservative

Dairy products	To control melting and gelling, fortification, and enhance shelf-life

Pharmaceutical and nutritional tablets	As excipients or calcium supplements

Oral care products	As a toothpaste abrasive for whitening and anti-tartar

Technical applications	Water treatment and metal finishing

Specialty fertilizers	As essential nutrients in horticultural applications

Asphalt	To increase the resistance of asphalt roads to cracking and rutting

Each salt or acid blend typically has a number of different applications and end-users. For example, calcium phosphate is used both as a leavening agent in bakery products and to control acidity levels in beverage applications. However, several food grade salts are unique to the customer in their particular end use application. Manufacturers work directly with the end-users to tailor products to their required specifications.

Competition. Our major competitor in the downstream specialty salts and acids is ICL Performance Products, which is a part of Israel Chemicals Ltd., with operations in both North and South America.

Sodium Tripolyphosphate (STPP)

Description. The technical grade sodium tripolyphosphate, or STPP, market was approximately $280 million in 2003. STPP is a specialty phosphate derived primarily from reacting phosphoric acid with a sodium alkali.

End Use. STPP is a key ingredient in cleaning products including laundry detergents, auto-dishwasher detergents, and industrial and institutional cleaners. In addition to its use in detergents, STPP is also used in water treatment, clay processing, and copper ore processing. In Mexico, STPP remains the primary building block in most home laundry detergents. Over 90% of the end-use market for STPP is derived from food and beverage and consumer product applications.

Competition. Our major competitor in STPP is Quimir, which is a part of the DESC SA de CV group in Mexico. Quimir produces primarily STPP at three manufacturing locations in Mexico.

Stable Industry Characteristics

We believe the specialty phosphates market in North America is a stable specialty chemicals niche market because of its steady volume growth and low threat of new entrants. Unlike certain commodity-like chemical segments, which tend to be cyclical, specialty phosphates exhibit stable demand characteristics through economic cycles, due to the majority of industry demand being derived from food and beverage, consumer product, pharmaceutical and nutritional supplement end-use applications. We believe that our industry has a low threat of new entrants due to the high capital costs of building new assets, the technical complexity required in developing highly specialized products, the approvals required by industry associations, government agencies and customers, the significant sales and support infrastructure demanded by our customers, and the logistical challenges and high freight costs that potentially disadvantage import producers. Along with the low threat of new entrants, we believe many customers are reluctant to switch specialty phosphate suppliers, which provides additional stability for existing market leaders. We provide many of our customers with specialized and engineered products, which provide critical functionality often at a low fraction of their total product cost. The decision to switch suppliers for many of our customers involves potential engineering and testing costs, product quality risks, availability concerns, and timing constraints, all of which we believe create significant disincentives to switch suppliers.

Changing Industry Structure

Over the last few years, the specialty phosphates industry has undergone significant changes, which we believe have improved the business prospects of the industry and its major producers. Each of the three major specialty phosphate product categories has consolidated over the past decade in North America: (1) Innophos and Potash Corporation of Saskatchewan, or PCS, are the major producers of purified phosphoric acid, (2) Innophos and ICL Performance Products are the major producers of specialty salts and acids, and (3) Innophos and Quimir are the major producers of STPP. Additionally, capacity has been eliminated across all three major specialty phosphate product categories. During the last approximately two years, Astaris closed three manufacturing plants that produced purified phosphoric acid, specialty salts, and STPP, which increased industry capacity utilization in North America in downstream phosphate derivatives. Finally, import producers, which have historically had low penetration in the North American specialty phosphates market, have been further disadvantaged by several recent trends, including energy supply constraints, limited product availability, high freight costs and currency fluctuations.

Consolidation. Consolidation has been most dramatic in the phosphate salts and acids product line. In the early 1990s, the market was composed of six producers: Rhone-Poulenc, Albright and Wilson (“A&W”), Olin, FMC, OxyChem and Monsanto. In the early-1990s, OxyChem was acquired by FMC and Olin was acquired by the A&W joint venture with PCS. In 1997, Monsanto spun off its specialty phosphates business as Solutia

Phosphates, which subsequently merged in 2000 with FMC’s phosphates business to form Astaris. In early 2000, Rhodia acquired A&W’s phosphates business. Most recently, Israel Chemicals Ltd. purchased Astaris. These steps have consolidated the specialty phosphates market from six to two major producers in each of the three major product categories. The following table summarizes phosphate industry consolidation over the last decade.

Year	Industry Development
1991	OxyChem acquired by FMC, Olin acquired by A&W JV with PCS
1994	A&W and Troy (Mexico) formed 50:50 joint venture
1995	PCS acquired Texas Gulf and creates PCS Phosphates
1997	Arcadian acquired by PCS
1997	Monsanto spun off Solutia, its specialty phosphate division
1998	A&W completed buyout of Troy JV in Mexico
Rhodia formed from Rhône-Poulenc’s chemical business
2000	A&W acquired by Rhodia
2000	Per FTC mandate, PCS acquired A&W’s share of Aurora purified phosphoric acid capacity from Rhodia. PCS and Rhodia signed an 18-year contract extension for supply of purified phosphoric acid
2000	FMC and Solutia merged their specialty phosphates business to form Astaris, a 50:50 joint venture between the two parents
2000	Per FTC mandate, Astaris sold its Augusta, Georgia plant to Prayon
2002	Vicksburg Chemical closed its Vicksburg, Mississippi plant
2004	Bain Capital acquires Rhodia’s specialty phosphates business (Innophos)
2005	Israel Chemicals Limited (ICL) purchase of Astaris

Capacity Reduction. Over the last few years, excess capacity has been significantly reduced across all three major specialty phosphate product categories. In late 2003 and the beginning of 2004, Astaris closed three manufacturing facilities, eliminating roughly 320,000 metric tons of capacity: a phosphoric acid plant in Conda, Idaho; a specialty salts plant in Trenton, Michigan; and a STPP plant in Green River, Wyoming. In 2002, Vicksburg Chemical closed a specialty salts plant in Vicksburg, Mississippi. However, recent industry capacity increases have been announced. In North America, PCS announced an expansion of a fourth train of purified phosphoric acid scheduled for completion by the end of the first half of 2006.

Weakening Imports. Domestic producers benefit from long-standing relationships with domestic customers, products tailored for specific customer applications, and customized packaging and shipping arrangements. As a result, imports of specialty phosphates represented less than 12% of North American unit consumption for each year from 2001 to 2003. Moreover, imports have become increasingly disadvantaged competitively in the past few years. Ocean freight cost increases have made it less economical to transport specialty phosphates from overseas. In Europe, the strengthening Euro has led European imports into North America to become more expensive. In China, the limited availability of power has curtailed specialty phosphate production and increased product prices in the Chinese market, reducing product available for export. Notwithstanding the limited role that they play in the domestic market, the following are the primary importers into the U.S. (1) Prayon and Rotem (a subsidiary of ICL) for phosphoric acid, with Prayon primarily supplying acid to its specialty salts manufacturing facility in Augusta, Georgia; and (2) various Chinese and European specialty phosphate manufacturers such as Budenheim, Prayon and BK Giulini (a subsidiary of ICL) for specialty salts and STPP.

Our Products

We manufacture and distribute purified phosphoric acid together with a wide range of specialty phosphate derivatives, primarily specialty salts and acids, and STPP. We believe that the diversity of our product offering, with end use applications ranging from highly specialized food additives to water treatment, gives us a strong platform for future growth.

Our product portfolio is comprised of the following main categories:

Product Category	2004 Aggregated Sales	Share of 2004 Aggregated Net Sales
	(millions)
Purified Phosphoric Acid	$114.3	21%
Specialty Salts & Acids	267.8	50%
STPP – Technical grade and other Products	156.2	29%

Total	$538.3	100%

Purified Phosphoric Acid

We are a large producer of purified phosphoric acid in North America through our manufacturing facilities at Geismar and Coatzacoalcos. We currently use our purified phosphoric acid production both as an important input for our own manufacture of downstream phosphate derivatives and for external sales. The majority of our internal purified phosphoric acid production is consumed in our downstream operations, with the remainder being sold to the North American merchant market and other downstream phosphate derivatives producers. In order to optimize our consumption of purified phosphoric acid, we produce purified phosphoric acid internally and source purified phosphoric acid from PCS depending on cost and logistical considerations.

Specialty Salts and Acids

Specialty salts and acids are the most engineered products in our portfolio. Over the past few decades, our research scientists and engineers have worked directly with our customers to create products that take advantage of the chemical properties of phosphates to satisfy specific end market needs. The result has been the creation of specialized niche products of specialty salts and acids used in a wide range of applications including food and beverage, pharmaceutical, nutritional supplement and consumer product industries. A majority of our specialty salts and acids revenue is derived from food and beverage, consumer product, pharmaceutical and nutritional supplement end-use applications.

The following is a list of the main specialty salts and acids sold by us in 2005:

Product	Description / End Use Application
Sodium Aluminum Phosphate, Acidic and Basic	Premier leavening agent for baking mixes, cakes, self rising flours, baking powders, batter & breadings (acidic); Improves melting properties of cheese.

Sodium Acid PyroPhosphate	Leavening agent for baking powders, doughnuts, and biscuits; inhibits browning in potatoes; and enhances moisture and color retention in poultry and meat applications.

Sodium HexaMetaPhosphate	Water treatment applications; sequestrant in beverages; cheese emulsifier; improves tenderness in meat, seafood and poultry applications.

Monocalcium Phosphate	Leavening agent in double-acting baking powder, acidulant, and buffering agent.

Dicalcium Phosphate	Toothpaste abrasive, leavening agent, calcium fortification and pharmaceutical excipients.

Tricalcium Phosphate	Calcium fortifier in food applications (e.g. orange juice, cereals, and cheese); flow aid; and additive in expandable polystyrene and pharmaceutical excipients.

Ammonium Phosphates	High-end soluble fertilizers products for horticultural use, flame retardant, tobacco additives, and culture nutrient.

Potassium Phosphates	Water treatment applications, nutritional supplements that aid in re-hydration, acidulant, and buffering agent.

Specialty Acids	Improve performance and properties of asphalt; electronic applications; acidulant in beverages (e.g. colas) and cheese; and anti-microbial agent.

Sodium Blends	Improves yield, tenderness, shelf life, and moisture and color retention in meat, seafood, and poultry applications.

Other	Baking powders, gelling agent in puddings, and cheese emulsifier.

As a result of the highly specialized nature of the products, their value and importance to our customers, and their relatively low share of input costs to the customers’ manufacturing process, we are able to realize above average margins in the specialty salts and acids category relative to our other product offerings.

Sodium Tripolyphosphate (STPP) and Other Products

We produce technical grade STPP at our plant in Coatzacoalcos primarily for the Mexican market and at our plant in Port Maitland for the U.S. and Canada markets. In Mexico, the powder form of STPP is used as the primary builder in laundry detergents. In the U.S. and Canada, technically differentiated grades of granular STPP are formulated for specific end uses, including auto-dishwashing and institutional cleaners. We have sustained our strong position in North America by modifying our products to meet our customers’ changing needs.

We have a Granular Triple Super Phosphate, or GTSP, fertilizer product line produced at the Coatzacoalcos facility. GTSP is used throughout Latin America for increasing crop yields in a wide range of agricultural sectors. GTSP is made as a co-product of our purified wet acid manufacturing process. We have not placed emphasis on developing this fertilizer product line, but continue to offer it as a convenient method of achieving overall production efficiency.

Our Customers

Our customers include a variety of well-known food and beverage and consumer products companies. We have had long-term relationships with our top customers, with the average relationship over 15 years. We work closely with many of our customers to tailor our products to the technical performance and quality standards specific to their requirements and to develop new products to meet their changing needs. Our specialty chemicals are often critical ingredients in the formulation of our customers’ products, but often represent only a small portion of their product costs. As a result, we believe the risks of switching suppliers mostly outweigh the potential gains for many of our customers, especially in the specialty salt and specialty acid product categories.

Our Suppliers

Our purchases range from basic phosphate rock to end products used directly for resale through tolling arrangements with other manufacturers of phosphates. However, most of our purchases are basic inputs. As a result, we have placed significant emphasis on securing favorable and stable relationships with key suppliers to ensure timely and cost effective delivery of raw materials to our North American manufacturing facilities. We have secured the supply of our key raw materials, specifically phosphate rock, merchant green acid for purified phosphoric acid production and purified phosphoric acid for downstream salt production, through long-term agreements with suppliers.

Merchant Green Acid

We produce merchant green acid in Mexico, and source from two suppliers, PCS and OCP. Merchant green acid is used for the production of purified phosphoric acid, the main raw material for the production of our downstream salts and acids. A substantial portion of our merchant green acid supply is contractually guaranteed through a long-term agreement with PCS, whose initial term expires in July 2011 with renewal options through 2031. As a result of this agreement, the price that we pay for merchant green acid is established based on a pre-determined formula.

Purified Phosphoric Acid

The key raw material input for all of our downstream salt operations is purified phosphoric acid. Despite the existence of captive purified phosphoric acid manufacturing operations at Coatzacoalcos and Geismar, from which we sell purified phosphoric acid to third parties, we also require additional supply of purified phosphoric acid from third parties to optimize our consumption of purified phosphoric acid. In order to satisfy our needs for purified phosphoric acid, we have entered into a long-term agreement with PCS to supply us with purified phosphoric acid. This agreement, which has an initial term that expires in 2018, establishes prices annually based on a pre-determined formula.

Phosphate Rock

Phosphate rock is used in the production of the merchant green acid that is later purified to produce purified phosphoric acid. Due to the importance of phosphate rock in the production of purified phosphoric acid, and therefore downstream salt and acid production, we have entered into a long-term agreement with OCP for the supply of phosphate rock. The initial term of this agreement expires in 2010, with automatic renewals for new successive periods of five years unless terminated by either party giving the other no less than one year written notice before the start of the new period.

Research and Development

Our research and development activities are aimed at developing and enhancing products, processes, applications and technologies to strengthen our position as the leading North American specialty phosphates manufacturer. We focus on:

•	developing new or improved specialty phosphate products based on our existing product line and identified or anticipated customer needs;

•	creating specialty phosphate products to be used in new applications or to serve new markets;

•	providing customers with premier technical services as they integrate our specialty phosphate products into their products and manufacturing processes;

•	ensuring that our products are manufactured in accordance with our stringent health, safety and security policies and objectives; and

•	developing more efficient and lower cost manufacturing processes.

We have focused on a customer driven approach to developing new products, applications and processes. Through regular direct contact with our key customers as well as selected joint partnership agreements, our research and development personnel become aware of evolving customer needs as early as possible and so anticipate their evolving requirements. This early knowledge allows us to develop new products and alter existing products to best meet our customer’s continually evolving needs. For example, we have developed a new line of leavening agents for use in the production of low-sodium foods in addition to leavening agents specifically targeted at microwave baking. We also work to develop new applications for phosphates to grow our market. For example, we have developed our InnovaltTM line of phosphate derivatives that are used to improve the durability of asphalt. We have a strong product pipeline and continue to focus our research and development efforts.

Our research and development expenditures were $1.7 million for the nine month period ended September 30, 2005.

Information Technology

The majority of our current information technology systems were implemented in 1997 as part of an extensive process re-engineering project within Rhodia. During the year 2000 compliance upgrades, applications were selected based on their individual features and capabilities, and custom interfaces were constructed to create a fully integrated information technology platform.

We currently use a range of different information technology solutions to improve and facilitate plant management, supply chain management, customer relations, logistics, resource planning, risk management control, and finance. We have continually sought to implement optimal software and hardware solutions to ensure the functionality necessary to minimize production and shipment errors and maximize operating efficiency.

Third-party consultants have confirmed that our current information technology infrastructure needs upgrades. We have contracted with Rhodia Inc. to provide transitional information technology services in the U.S. and Canada for an initial period of 12 months with a six-month service renewal. This transitional period allows us the necessary flexibility to move to an independent information technology platform in an efficient and cost-effective manner. We are engaging external consultants to complete the upgrades required.

Environmental Compliance

Our operations, which involve the use, handling, processing, storage, transportation, and disposal of hazardous materials, are subject to extensive and frequently changing environmental regulation by federal, state, and local authorities, as well as regulatory authorities with jurisdiction over our foreign operations. Our operations also expose us to the risk of claims for environmental remediation and restoration or for exposure to hazardous materials. Our production facilities require operating permits that are subject to renewal or modification. Violations of health and safety and environmental laws, regulations, or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages, the rescission of an operating permit, third-party claims for property damage or personal injury, or other costs, any of which could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Due to changes in health and safety and environmental laws and regulations, the application of such laws and regulations, and changes in environmental control technology, we cannot predict with certainty the amount of capital expenditures to be incurred for environmental purposes.

Future environmental spending is probable at our site in Nashville, Tennessee, the eastern portion of which had been used historically as a landfill, and a western parcel previously acquired from a third party, which reportedly had housed, but no longer does, a fertilizer and pesticide manufacturing facility. We have an estimated liability with a range of $0.3-$2.7 million. The remedial action plan has yet to be defined, and as such, the Company has recorded a liability, which represents the Company’s best estimate, of $0.7 million in cost of goods sold as of December 31, 2004. No new information is available as of the date of this prospectus that would require revision of this estimate.

In June 2005, Innophos Canada, Inc. was contacted by representatives of Mosaic (formerly IMC Global, now believed to be a unit of Cargill Corporation) seeking a meeting to discuss the status of an ongoing remedial investigation and clean-up Mosaic is conducting at its now-shuttered fertilizer manufacturing site located north of Innophos Canada’s Pt. Maitland, Ontario Canada plant site. The remediation is being overseen by the Provincial Ministry of Environment (“MOE”). Mosaic stated that in their view we and Rhodia (our predecessor in interest) were responsible for some phosphorus compound contamination at a rail yard between the Innophos Canada, Inc. and Mosaic sites, and will be asked to participate in related clean-up costs. Our management has determined that this contingent liability is neither probable nor estimable at this time, but liability is reasonably possible. We have notified Rhodia of the Mosaic claim under the Purchase and Sale agreement under which we purchased our business, and we are seeking indemnification. Rhodia has declined the claim stating that we have not provided sufficient information. We will continue to investigate and defend the claim through Canadian counsel.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities, and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Many of our sites have an extended history of industrial use. Soil and groundwater contamination have been detected at some of our sites, and additional contamination might occur or be discovered at these sites or other sites in the future (including sites to which we may have sent hazardous waste). We continue to investigate, monitor or cleanup contamination at most of these sites. The potential liability for all these sites will depend on several factors, including the extent of contamination, the method of remediation, the outcome of discussions with regulatory agencies, the liability of third parties, potential natural resource damage, and insurance coverage. Accruals for environmental matters are recorded in the accounting period in which our responsibility is established and the cost can be reasonably estimated. Due to the uncertainties associated with environmental investigations and cleanups and the ongoing nature of the investigations and cleanups at our sites, we are unable to predict precisely the nature, cost and timing of our future remedial obligations with respect to our sites and, as a result, our actual environmental costs and liabilities could significantly exceed our accruals.

Although our environmental policies and practices are designed to ensure material compliance with federal, state, local, and international environmental laws and regulations, future developments, and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. We cannot assure you that, as a result of former, current, or future operations, there will not be some future impact on us relating to new regulations or additional environmental remediation or restoration liabilities.

Intellectual Property

We rely on a combination of patent, copyright, and trademark laws to protect certain key intellectual aspects of our business. In addition, our pool of proprietary information, consisting of manufacturing know-how, trade secrets, and unregistered copyrights relating to the design and operation of our facilities and systems, is considered particularly important and valuable. Accordingly, we protect proprietary information through all legal means practicable. However, monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent all unauthorized use by others. While we consider our copyrights and trademarks to be important to our business, ultimately our established reputation and the products and service we provide to the end customer are more important.

Insurance

In the normal course of business, we are subject to numerous operating risks, including risks associated with environmental, health and safety while manufacturing, developing and supplying products, potential damage to a customer, and the potential for an environmental accident.

We currently have in force insurance policies covering property, general liability, excess liability, workers’ compensation / employer’s liability, and product liability. All of these policies are in amounts that we believe are consistent with industry practices and provide that we pay a deductible on each claim. We believe that we are appropriately insured for the insurable risks associated with our business.

Employees

As of December 31, 2004, we had approximately 1,130 employees, of which 674 were unionized hourly wage employees. We currently employ both union and non-union employees at many of our facilities. We believe we have a good working relationship with our employees, which has resulted in high productivity and low turnover in key production positions. We have experienced work stoppages and strikes from time to time, most recently a six-week strike at our Port Maitland facility in summer 2003. We are a party to a collective bargaining agreement with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, Local No. 743 through January 16, 2008 at the Chicago Heights facility; International Union of Operating Engineers, Local No. 912 through April 23, 2007 at the Nashville facility; the Warehouse, Mail Order, Office Technical and Professional Employees Union, Local No. 743 through June 17, 2008 at the Chicago (Waterway) facility; the United Steelworkers of America, Local No. 6304, through April 30, 2008 at the Port Maitland facility; and Sindicato de Trabajadores de la Industria Química, Petroquímica, Carboquímica, Similares y Conexos de la República Mexicana, at the Coatzacoalcos, Mexico facility. The agreement at the Coatzacoalcos, Mexico facility is for an indefinite period, wages are reviewed every year and the rest of the agreement is subject to negotiation every two years. The current two-year period will expire in June, 2006.

A detailed listing of our employees by facility as of December 2004 is as follows:

Facility	Total
Cranbury, New Jersey	82
Chicago Heights, Illinois	168
Nashville, Tennessee	150
Mission Hills, Guanajuato, Mexico [1]	3
Chicago, Illinois (Waterway)	29
Mississauga, Ontario, Canada	9
Port Maitland, Ontario, Canada	76
Geismar, Louisiana	27
Coatzacoalcos, Veracruz, Mexico [2,3]	586

Total	1,130

[1]	Represents only Innophos employees.
[2]	Headcount includes administrative staff at Mexico City, Mexico.
[3]	Includes 54 temporary employees.

Properties

Our headquarters is located in Cranbury, New Jersey, with seven manufacturing facilities strategically located throughout the United States, Canada, and Mexico. Since our predecessor’s acquisition of Albright & Wilson PLC in March 2000, we have invested over $110 million to reconfigure and upgrade our manufacturing sites. These expenditures have helped to optimize our footprint for sourcing products. As part of this investment, we have successfully converted substantially all of our phosphoric acid capacity from the energy-intensive thermal acid process to the lower-cost purified wet acid process. As a result of our significant capital investments, we believe we have an efficient and well located asset base in North America.

We operate seven facilities which manufacture our main products of purified phosphoric acid, specialty salts and acids, and STPP. Our largest manufacturing facility is located in Coatzacoalcos, Mexico, which has over 300kt of production capacity for these main products. We operate four medium-size plants in Chicago Heights (1), Illinois; Nashville, Tennessee; Port Maitland, Canada; and Geismar, Louisiana; which have production capacities ranging from 75kt – 110kt, and collectively produce all of our main products. We produce specialty salts in two 20kt -25kt plants located in Chicago, Illinois (Waterway), and Mission Hills, Mexico. All of these facilities are owned with the exception of Mission Hills, Mexico, where the land is leased. We also lease facilities at Cranbury, New Jersey; Mexico City, Mexico; and Mississauga, Canada; for our commercial, administrative, and research and development employees, with Cranbury, New Jersey serving as the Company’s headquarters.

(1)	The Chicago Heights production location mainly focuses on specialty phosphate salts, but it also operates an independent silica business that has been retained by Rhodia. Following the separation, Rhodia has continued to operate independent silica operations at the Chicago Heights site, but will compensate us for certain minimum indirect support, mainly consisting of steam energy supply.

Legal Proceedings

Mexican Tax Claims

On November 1, 2004, our Mexican subsidiary, Innophos Fosfatados, received notice of claims from the Tax Audit and Assessment Unit of the National Waters Commission (“CNA”) demanding payment of governmental duties, taxes and other charges for failure to have certain permits allowing extraction of salt water for processing (the “Salt Water Claims”), and for the underpayment of governmental duties, taxes and other charges for the extraction and use of fresh water from national waterways from 1998 through 2002 at our Coatzacoalcos manufacturing plant (the “Fresh Water Claims”).

As initially assessed by the CNA, and at current exchange rates the basic CNA claims total approximately $38.3 million, (comprised of approximately $27.5 million on Salt Water Claims and $10.8 million on Fresh Water Claims). There were also CNA claims for interest, inflation, surcharges and penalties under the Mexican Federal Tax Code of approximately $101.3 million (comprised of $80.9 million on Salt Water Claims and $20.4 million on Fresh Water Claims), resulting in an approximate total claim amount of $139.6 million at current exchange rates. Management believes that Innophos Fosfatados has valid bases for challenging the amount of the CNA claims and is vigorously defending the matter.

CNA Administrative Proceedings; Appeals. On January 17, 2005, Innophos Fosfatados filed documents with the CNA seeking revocation and dismissal of all claims. On August 29, 2005, the CNA rejected the substantive challenges filed by Innophos Fosfatados as to the Fresh Water Claims (although CNA agreed that certain corrections were required as to its surcharge calculations) confirming their original claims totaling $31.2 million ($10.8 million in basic claims and $20.4 million in interest, inflation, surcharges and penalties). In addition, on technical grounds, CNA ordered the revocation of the resolutions containing the Salt Water Claims in order to correct certain errors, and consequently did not address the substantive challenges. CNA reserved its right to issue new resolutions correcting the technical errors as to both the Fresh Water and Salt Water Claims. On November 3, 2005, Innophos Fosfatados filed appeals with the Mexican Federal Court of Fiscal and Administrative Justice challenging all CNA’s claims and CNA’s recent rulings, including a discretionary appeal seeking a court ruling on our substantive challenges to the Salt Water Claims.

Rhodia Indemnification. We believe that we are indemnified against such CNA claims, as well as any additional duties, taxes and charges which may be assessed by the CNA for the period after 2002 but arising on or before the closing date under the terms of the purchase and sale agreement with Rhodia, from whom our business was purchased on August 13, 2004. Rhodia has assumed control of the defense of the CNA claims and acknowledged responsibility for such claims, but under a reservation of rights. Innophos asserted that it is entitled to full indemnification; Rhodia disagreed, asserting that the applicable indemnification under the purchase and sale agreement would be for breach of representations and warranties, subjecting our claims to a deductible amount of $15.9 million and a cap of $79.5 million above that deductible amount. On December 16, 2004, Innophos sued Rhodia in New York state court seeking a determination that we are entitled to full indemnification under the purchase and sale agreement. Innophos filed a motion for summary judgment, seeking declarations that the CNA claims are Taxes under the sale agreement with Rhodia, and that Rhodia is obligated to pledge any necessary security to guarantee the claims to the Mexican government. The Court entered an Order granting Innophos’ summary judgment motion on both counts on June 13, 2005. Rhodia has appealed and briefing is underway.

Security Pending Challenges. Security for the full amount of the matter in dispute, which approximates $153.0 million with inflation and surcharge values projected to June 2006, was required by June 17, 2005. In light of the recent technical revocation of the Salt Water Claims, we are advised that the amount of security required would be reduced to $35.8 million at current exchange rates. We believe the posting of such security was an obligation of Rhodia under the New York court ruling (referenced above). Rhodia has acknowledged its obligation to post such security (subject to appeal), but is taking the position that security is not currently required. If Rhodia does not or cannot timely post security, it is possible that Innophos Fosfatados will have to do so. There are multiple types of acceptable security, the most common type of security being an asset backed mortgage. In the event the Mexican Ministry of Finance determined that security was not provided in a timely manner, or that Fosfatados was otherwise not satisfying security requirements, the Ministry of Finance could seize certain Fosfatados’ assets or appoint a surveyor with certain administrative powers over Innophos Fosfatados’ assets and operations to ensure compliance pending appeals.

A final determination of the matter may require appeals to the Mexican Supreme Court and possible remands to the CNA or to lower courts, which might continue for several years. In the event CNA were to issue a full set of new resolutions confirming the original Salt Water Claims and Fresh Water Claims, and appeals were to be decided against us, we could be required to pay a judgment for the entire amount of the CNA claims (which could include accrual of additional interest and inflationary adjustments, as well as charges for periods after 2002, which management estimates under current operating conditions at approximately $2.1 million of additional basic charges excluding interest, inflation adjustments, and penalties per year). To the extent such judgments are not paid by Rhodia, this would be material to our results of operations, financial condition and cash flows. If such obligation were to fall upon us, at the present time we could not meet that obligation from our current assets, and would be required to raise sufficient capital or sell assets.

As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate. The ultimate liability amount could be material to our results of operations and financial condition. Furthermore, Rhodia has a significant amount of debt, a non-investment grade credit rating and has reported losses for the nine months ended September 30, 2005 and for fiscal years 2003 and 2004. As a result, there can be no assurance that we will ultimately collect amounts due from Rhodia (whether partially or fully) under the indemnification rights in the purchase and sale agreement.

Mexican Water Recycling System

Innophos Fosfatados is the successor to an agreement with the CNA (originally entered into in 1997 by Albright & Wilson-Troy de Mexico, S.A. de C.V., succeeded in 2000 by Rhodia Fosfatados de Mexico, S.A. de C.V.) to construct a water recycling system to reduce water effluents into the Gulf of Mexico, to comply with applicable discharge limits and regulations, and to reuse at least 95% of the water derived from the production processes at the Coatzacoalcos facility. The agreement with the CNA required such action plans be completed by December 31, 2004. Under the terms of the agreement and subject to compliance by Innophos Fosfatados, the CNA temporarily exempted Innophos Fosfatados from the payment of certain waste water discharge duties and related charges, which would normally have been payable.

All of the equipment to recycle water was in place and in operating condition as of December 31, 2004. On January 10, 2005, Innophos Fosfatados notified the CNA of its position that as of December 31, 2004, it complies with the applicable requirements of the agreement. Management is advised by Mexican environmental counsel that compliance with the discharge limits aspect of the CNA agreement should be based upon limits which have already been issued and upon revised limits which are expected to be issued in the near future by the CNA.

Innophos Fosfatados’ relevant waste water discharges were the subject of a study by the National University of Mexico, which concluded in October 2004 that such discharges do not adversely impact the receiving water bodies or the environment. In addition to a previous request by Innophos Fosfatados to update the relevant waste water discharge permit with new operating information, in October 2004 Fosfatados filed a petition with CNA to reflect the results of the university study and to revise discharge limits to levels which the now-improved operations can satisfy. In May 2005, Fosfatados received a government authorization known as a Concession Title (containing a waste water discharge permit and annexes known as Particular Discharge Conditions) granting partial relief for all discharge limits, except with respect to heavy metals. The requested relief regarding heavy metals limits was contained in a second technical package issued by the CNA central office to the CNA regional office, but this package arrived after the Concession Title was required under applicable procedure to be completed and delivered to Innophos Fosfatados. On November 21, 2005, our Mexican counsel was verbally notified by CNA representatives that a new Concession Title, granting requested relief as to all discharge limits including heavy metals, had been issued and officially registered. Innophos Fosfatados is in the process of sending representatives to CNA offices to obtain the Concession Title for detailed review.

Although we have been verbally informed that the Concession Title reflects full relief to all discharge limits, upon review the actual Concession Title nevertheless could establish final written discharge limits which are unattainable. In addition, CNA regional officials may take the position that compliance with the agreement will be determined by the previous Concession Title. Consequently, while Mexican counsel has advised us that compliance should be determined upon the new, revised, discharge limits as a matter of applicable law, CNA regional officials could find that Innophos Fosfatados was not in compliance with the terms of its agreement with CNA for the duration of the agreement. In the event Innophos Fosfatados were found not to be in compliance with the agreement’s terms and deadlines, the exempted duties and related charges through December 31, 2004, would be reinstated. Innophos Fosfatados management estimates that the amount of exempted duties and related charges through December 31, 2004 may range up to $10.3 million (including inflation and interest). In addition, management is advised that it is possible under applicable law that a penalty could be imposed of up to an additional $12.2 million. Management believes that the above amounts represent the upper range of possible damages based on a finding of noncompliance. The estimates above for exempted duties, charges and penalties are based on a finding that Innophos Fosfatados exceeded applicable discharge limits related to pH levels. If violations instead are based on different discharge limits, such as discharge limits relating to phosphorus, the estimated ranges of estimated exempted duties, charges and penalties above could be significantly reduced. Management does not currently know whether CNA will make a finding of noncompliance as to any aspect of the agreement with CNA, or what discharge limits would constitute the basis for a finding of noncompliance as to water quality requirements.

Based upon currently available information and advice of counsel, management would take appropriate steps to challenge any such claim before the CNA and/or Mexican courts, and if any such claim were presented, evaluate potential indemnification rights against Rhodia. As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate.

If Innophos Fosfatados could not fully comply with its permit limits, although based upon the university study there would be no adverse impact on the environment, ongoing duties and related charges would be payable, in the estimated amount of $0.2 million per year.

Elevated Mold Complaints Concerning Dicalcium Phosphate Products

Rhodia, Inc, our agent for the marketing and sale of specialty phosphates into the pharmaceutical tablet excipient and mineral supplement markets, has notified us of several complaints by its customers concerning post-production elevated mold growth and moisture in certain lots of one of our dicalcium phosphate products, DiTAB® USP Grade/FCC Grade. The lots in question were shipped during the summer of 2005. Our products all met applicable specifications when packaged, and passed our stringent testing protocols, including those to detect mold.

We immediately began a root cause investigation, which is ongoing. Samples of the lots in question, retained by us as part of our normal practice, were tested and found not to exhibit elevated mold levels. However, initial results of the investigation suggest that post-production mold growth may have occurred or been enhanced by residual moisture in the product from uneven drying in our process, drums or drum liners from a third party supplier, and/or the relatively high heat and humidity conditions during summer transportation and storage at customer facilities.

We are working closely with customers who have raised questions or concerns, and with Rhodia to notify customers of the lots which might be affected. While the material in question met our specifications, we have offered to replace returned material, without additional cost to the customer. Fourth quarter returns are estimated at $0.3 million.

Although to date we have not received notice of any material claims at this time, one customer has requested reimbursement of non-material testing costs, and one customer has indicated that it may have to dispose of certain batches of its products not meeting its internal standards, at an unquantified cost. We cannot guarantee that we will not receive additional claims for damages or for costs incurred by customers who elect to recall their products, and if any such claims are made that they will not be material. The contingent liability for claims related to this incident is neither probable nor remote, but is reasonably possible. Such contingent liability is not estimable at this time, but we believe may range up to the limit of liability stated in our standard contracts, which is the replacement cost of our products sold to customers of the lots on which complaints have been received, or approximately $0.9 million. We intend to record an appropriate reserve for the fourth quarter of 2005. We maintain commercially reasonable amounts of product liability insurance in the event of claims.

Four customers that complained about elevated mold levels have asked to audit our Chicago Heights, IL manufacturing facilities where the products in question were made, and we have approved those requests. Those facilities have been audited or inspected in the past by pharmaceutical and other commercial customers, as well as government agencies, including the United States Food and Drug Administration. We have cooperated with such audits and inspections, have voluntarily accepted recommendations and observations and improved our processes over the years. Once root cause(s) of the incidents described above are identified, we intend to take necessary corrective action.

Other Legal Matters

In June 2005, Innophos Canada, Inc. was contacted by representatives of Mosaic (formerly IMC Global, now believed to be a unit of Cargill Corporation) seeking a meeting to discuss the status of an ongoing remedial investigation and clean-up Mosaic is conducting at its now-shuttered fertilizer manufacturing site located north of Innophos Canada’s Pt. Maitland, Ontario Canada plant site. The remediation is being overseen by the Provincial Ministry of Environment (“MOE”). Mosaic stated that in their view we and Rhodia (our predecessor in interest) were responsible for some phosphorus compound contamination at a rail yard between the Innophos Canada, Inc. and Mosaic sites, and will be asked to participate in related clean-up costs. Our management has determined that this contingent liability is neither probable nor estimable at this time, but liability is reasonably possible. We have notified Rhodia of the Mosaic claim under the Purchase and Sale agreement under which we purchased our business, and we are seeking indemnification. Rhodia has declined the claim stating that we have not provided sufficient information. We will continue to investigate and defend the claim through Canadian counsel.

In connection with the Transaction creating the Company, upon the closing of the transaction Innophos, Inc. and various Rhodia entities entered into Sales Representative Agreements for the sale of certain Innophos, Inc. products in various countries (other than North America). On September 29, 2004, Innophos, Inc. issued notices of termination under all such agreements, effective January 1, 2005. The Rhodia entities have claimed that they are entitled to indemnity payments equal to one-year’s commissions under the Agreements, totaling approximately $1.4 million. The Company believes the indemnity payment applies solely to commissions on sales made after closing through August 31, 2004, which would total approximately $3 thousand. The Company believes it has meritorious defenses, and intends to contest liability vigorously.

In addition, we are party to numerous legal proceedings that arise in the ordinary course of our business. Except as to the matters specifically disclosed herein, we do not believe that these legal proceedings represent probable or reasonably possible liabilities. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

MANAGEMENT

Directors and Executive Officers

The following persons are our directors, executive officers, and other key employees:

Name	Age	Position
Randy Gress	50	Chief Executive Officer and Director
Richard Heyse	42	Vice President and Chief Financial Officer
Mark Feuerbach	46	Vice President—Treasury, Financial Planning & Analysis
William Farran	55	Vice President & General Counsel
Tim Treinen	55	Vice President—Performance Chemicals
Mark Thurston	46	Vice President—Specialties
Louis Calvarin	41	Vice President—Operations
John Godber	47	Vice President—Research & Development
Eric Haaijer	44	Vice President—Commercial Operations
Wilma Harris	59	Vice President—Human Resources
Edward Conard	49	Director; Audit Committee member
Blair Hendrix	40	Director, Audit and Compensation Committee member
Stephen Zide	45	Director; Audit and Compensation Committee member

Randy Gress is Chief Executive Officer and director of Innophos, Inc. Mr. Gress joined Rhodia in 1997 and was Vice President and General Manager of Eco Services sulfuric, sulfuric regeneration and waste business. He was named global President of Specialty Phosphates based in the U.K. in 2001. Prior to joining Rhodia, Mr. Gress spent fourteen years at FMC Corporation where he worked in various managerial capacities in the Chemical Products, Phosphorus Chemicals, and Corporate Development groups. From 1977 to 1980, Mr. Gress worked at Ford Motor Company in various capacities within the Plastics Paint and Vinyl Division. Mr. Gress earned a B.S. in Chemical Engineering from Princeton University and an M.B.A. from Harvard Graduate School of Business Administration.

Richard Heyse is Chief Financial Officer of Innophos, Inc. Mr. Heyse joined Innophos in April, 2005 from Eastman Chemical Company where he was a Division Controller and led the financial team for Eastman’s specialty chemicals and specialty polymers businesses, which have approximately $3.5 billion in annual revenues. Mr. Heyse held this financial position within Eastman Chemical Company from March 2001 to April 2005. Immediately prior to his employment with Eastman, Mr. Heyse spent approximately six months as a financial consultant, prior to which he held positions as an accountant with Koch Industries, Eaton Corporation and International Paper. Mr. Heyse earned a BS in Mechanical Engineering from Purdue University and an MS in Industrial Administration from Carnegie Mellon University.

Mark Feuerbach became our Vice President—Treasury, Financial Planning & Analysis in April, 2005, and had served as Chief Financial Officer of Innophos, Inc. from August 2004 through April 2005. Mr. Feuerbach joined Rhodia in 1989 and was Global Finance Director of Specialty Phosphates from 2000 to 2004, including a two-year assignment in the U.K. immediately following the purchase of A&W’s phosphates business. Prior to this assignment, Mr. Feuerbach was the Finance Director of Rhodia’s North American phosphates business from 1997 to 2000, and he previously held various finance positions in a number of Rhodia’s businesses. Prior to joining Rhodia, Mr. Feuerbach held various accounting and finance positions in both manufacturing and service companies. Mr. Feuerbach earned a B.A. in Business Administration/Accounting from Rutgers College and an M.B.A. in Finance/Information Systems from Rutgers Graduate School of Management.

William Farran is Vice President & General Counsel of Innophos, Inc. Mr. Farran joined Rhodia in 1987 as Environmental Counsel and held various positions in the Rhodia Legal Department, including Senior Operations Counsel and Assistant General Counsel, providing and managing a wide range of legal services to various Rhodia North American enterprises. In addition to legal responsibilities, Mr. Farran also led the North American Total Quality Management function, served as Director, Public Affairs and Communications, and was President and founder of the Rhodia, Inc. Political Action Committee. Prior to joining Rhodia, Mr. Farran was

Senior Counsel for UGI Corporation, Valley Forge, PA, and an associate with Morgan, Lewis & Bockius, Philadelphia, PA. Mr. Farran earned his B.S. in Economics from the Wharton School, University of Pennsylvania, and his J.D. from Case Western Reserve University. He is a member of the bar of the Supreme Court of Pennsylvania and the Supreme Court of the United States.

Tim Treinen is Vice President—Performance Chemicals of Innophos, Inc. Mr. Treinen joined Rhodia in 2000 as the Global Asset Director, Acid, and has been a Business Director of Performance Chemicals since February 2004. Prior to joining Rhodia, Mr. Treinen spent thirteen years at Albright & Wilson where he worked as a Vice President and General Manager of Industrial Chemicals from 1994 to 2000. Previously, Mr. Treinen worked at Tenneco Inc. in their finance department in various capacities including strategic planning and accounting manager. Mr. Treinen earned a B.S. in Accounting from the University of Iowa.

Mark Thurston is Vice President—Specialties of Innophos, Inc. Mr. Thurston joined Rhodia in 1985 working in Fine Organics and has been Business Director of Specialties since February 2004. Previously, Mr. Thurston was a Vice President and General Manager of Food Ingredients North America from 2002 to 2004 and, prior to that, worked in various sales and marketing capacities for Rhodia. Mr. Thurston previously worked at RTZ Corp as an assistant planning and marketing manager and an assistant production manager. Mr. Thurston earned a B.S. in Chemical Engineering from the University of Aston in Birmingham, England.

Louis Calvarin is Vice President—Operations of Innophos, Inc. Dr. Calvarin joined Rhodia in France in 1989 as a process engineer after completing his education there. He has been Director of Manufacturing and Engineering for Specialty Phosphates since January 2004. Prior to that he held the positions of Director of Manufacturing for Specialty Phosphates (US), Mineral Chemicals Industrial Operations Manager for Home, Personal Care and Industrial Ingredients and Projects Director for Paint, Paper and Construction Materials. Dr. Calvarin earned a Ph.D. degree in Chemical Engineering from the Ecole Nationale Superieure des Mines in France and graduated from Ecole Polytechnique in France.

John Godber is Vice President—Research & Development of Innophos, Inc. Dr. Godber joined Rhodia in 2000 as Phosphates Laboratory Department Head and has been Global Technology Leader for Phosphates since January 2004. Prior to joining Rhodia, Dr. Godber spent twelve years with Albright & Wilson where he held various chemist and managerial positions in R&D and product development. He holds five issued and three pending patents and is the author of 24 publications. He is broadly recognized for his expertise in phosphorus chemistry. Dr. Godber earned B.S. and Ph.D. degrees in chemistry from the University of Toronto.

Eric Haaijer is Vice President—Commercial Operations of Innophos, Inc. Mr. Haaijer joined Rhodia in 1988 as a chemical engineer. He has held positions in sales and marketing and managerial roles including Vice President and General Manager for the Rare Earths and the Industrial Specialties divisions. Since 2001 he has been the Director of Commercial Operations for Specialty Phosphates. Mr. Haaijer earned a BS in Chemical Engineering from the Pennsylvania State University.

Wilma Harris is Vice President—Human Resources of Innophos, Inc. Ms. Harris joined Rhodia in 1986 as Human Resource Manager for the Ag Products business located in Research Triangle Park, NC. Since that time she has held various positions in corporate, shared services and business human resources and information technology. Since January 2003 she has been the Human Resources Director for the Specialty Phosphates and Performance Phosphates and Derivatives businesses. Prior to joining Rhodia Ms. Harris worked for Union Carbide Corporation in several Labor Relations and R&D positions. She holds B.S. and M.P.A. degrees from the University of West Virginia and an M.A.T.S. degree in Ethics from New Brunswick (NJ) Theological Seminary.

Blair Hendrix became a director of our company in second quarter of 2005. Mr. Hendrix is an Executive Vice President at Bain Capital. Prior to joining Bain Capital in 2000, Mr. Hendrix was an Executive Vice President and Chief Operating Officer of DigiTrace, Inc. and was a management consultant at Corporate Decisions, Inc. (now Mercer Management Consulting). Mr. Hendrix also serves on the Board of Directors of SMTC Corporation and Vivra Holdings, Inc.

Edward Conard is a director of Innophos, Inc. Mr. Conard joined Bain Capital as a Managing Director. Prior to joining Bain Capital, Mr. Conard was a director of Wasserstein Perella from 1990 to 1992 where he headed the firm’s Transaction Development Group. Previously, Mr. Conard was a Vice President at Bain & Company where he headed the firm’s operations practice and managed major client relationships in the industrial manufacturing and consumer goods industries. Mr. Conard is also a director of Broder Bros., Co., Waters Corporation, Medical Specialties Group, Inc., U.S. Synthetics, Inc., ChipPAC Inc., and Unisource Worldwide, Inc.

Stephen Zide is a director of Innophos, Inc. Mr. Zide has been a Managing Director of Bain Capital since 2001 and affiliated with the firm since 1997. From 1998 to 2000, Mr. Zide was a Managing Director of Pacific Equity Partners, a private equity firm in Sydney, Australia, which is affiliated with Bain Capital. Prior to joining Bain Capital, Mr. Zide was a partner at the law firm of Kirkland & Ellis LLP, where he was a founding member of the New York office and specialized in representing private equity and venture capital firms. Mr. Zide is also a director of Keystone Automotive Operations, Inc., and Broder Bros., Co.

Committees of the Board of Directors

On December 31, 2004, Innophos’ board of directors established an audit committee and a compensation committee. The current members of the audit committee are Blair Hendrix, Edward Conard and Stephen Zide. The audit committee recommends the annual appointment of auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The current members of the compensation committee are Stephen Zide and Blair Hendrix. The compensation committee reviews and approves the compensation and benefits for our employees, directors and consultants, administers our employee benefit plans, authorizes and ratifies stock option grants and other incentive arrangements, and authorizes employment and related agreements. The board of directors of Innophos may change membership or establish other committees in the future.

Executive Compensation

Compensation of Executive Officers

The following summarizes, for the year indicated, the principal components of compensation for our Chief Executive Officer and the other four highest compensated executive officers (collectively, the “named executive officers”):

													Long-Term Compensation Awards
Name and Principal Position	Period	Salary (Innophos)	Salary (Rhodia)		Total Salary		Bonus (Innophos)	Bonus (Rhodia)(1)		Total Bonus 2004(1)			Common Stock Underlying Options/SARs		All Other Compensation
Randy Gress Chief Executive Officer and Director	2004 2003 2002	$142,046 — —	$ $ $	142,878 230,000 220,000	$ $ $	284,925 230,000 220,000	— — —	$ $ $	140,855 92,115 104,297	$ $ $	292,724 92,115 104,297	(2)	$ $	— 73,677 205,138	— — —

Mark Feuerbach Vice President— Treasury, Financial Planning & Analysis	2004 2003 2002	$75,758 — —	$ $ $	90,696 146,000 139,772	$ $ $	166,455 146,000 139,772	— — —	$ $ $	83,338 34,383 34,199	$ $ $	83,338 34,383 34,199		$ $	— 20,094 60,149	— — —

William Farran Vice President and General Counsel	2004 2003 2002	$75,758 — —	$ $ $	114,387 184,136 178,350	$ $ $	190,145 184,136 178,350	— — —	$ $ $	59,604 54,418 60,911	$ $ $	59,604 54,418 60,911		$ $	— 10,048 27,022	— — —

Tim Treinen Vice President— Performance	2004 2003 2002	$66,288 — —	$ $ $	106,227 171,000 166,997	$ $ $	172,515 171,000 166,997	— — —	$ $ $	108,167 45,665 40,940	$ $ $	108,167 45,665 40,940		$ $	— 13,396 45,130	— — —

Roberto Flores (4) Executive Vice President and General Manager— Mexico/Latin America	2004 2003 2002	$87,530 — —	$ $ $	119,125 201,748 188,618	$ $ $	206,655 201,748 188,618	— — —	$ $ $	32,328 62,720 62,180	$ $ $	89,881 62,720 62,180	(3)	$ $	— 16,746 60,117	— — —

(1)	Includes retention bonuses paid by Rhodia in connection with the Acquisition.
(2)	Includes a $151,869 retention bonus from Rhodia taken as deferred compensation.
(3)	Includes a $57,553 retention bonus from Rhodia taken as deferred compensation.
(4)	Resigned from the Company in April 2005.

Option/SAR Grants During the Year Ended December 31, 2004

There were no stock options granted to named executive officers during the year ended December 31, 2004.

Under the terms of Rhodia’s stock option plan and the purchase and sale agreement, members of management who owned options to purchase Rhodia stock retained their respective options and any options held by them did not become exercisable as a result of the Acquisition.

Aggregated Option/SAR Exercises During the Year Ended December 31, 2004 and 2004 Year-End Option/SAR Values

During the year ended December 31, 2004, Mark Feuerbach received a payment of $45,855 upon the exercise of certain options granted in prior years by Rhodia. There were no exercises of stock options (granted in prior years) by any other named executive officers during the year ended December 31, 2004. As of December 31, 2004 there were no outstanding stock options or stock appreciation rights.

Executive Employment Agreements

Messrs. Gress and Heyse are currently employed with us pursuant to a written employment agreements. The remaining named executive officers are employed on an “at will” basis. The employment agreements for Messrs. Gress and Heyse set forth an annual base salary, bonus, vacation, holiday, medical and welfare insurance provisions. These agreements also include a provision for severance payments in the event of termination of employment without “cause,” as defined therein.

Management Equity Agreements

We have entered into executive stock agreements with certain of our named executive officers. Pursuant to these executive stock agreements, our named executive officers have purchased shares of Holdings’ common stock representing collectively less than 1.2% of Holdings’ equity.

Our Benefit Plans

On August 13, 2004, we established U.S. employee benefit plans that were substantially similar in the aggregate to those in place immediately prior to the Acquisition. We provide medical, dental, vision, disability, life, accidental death and dismemberment and other voluntary insurance benefits to our employees on a cost-sharing basis in accordance with our human resources policies and our collective bargaining agreements. In addition, we provide employees with health and dependent care flexible spending accounts and pre-tax premium payment options under our “cafeteria” plan. Employees are also eligible for tuition assistance, service awards and various other fringe benefit programs.

All salaried and most hourly union U.S. employees participate in a defined contribution “401k” plan which we established on August 14, 2004. The 401k plan provides for voluntary employee deferrals and dollar matching contributions up to 4% of eligible compensation. The non-contributory defined contribution made under the 401k to all employees is based on annual eligible compensation and graduated by age and social security wages. Certain U.S. hourly union employees participate in a defined benefit plan.

We also provide post-retirement medical and life insurance benefits to union employees, as required by collective bargaining agreement, and to salaried employees. The post-retirement medical and life insurance benefits are provided in conjunction with the medical and life insurance benefits provided to employees. We have announced the cessation of the post-65 retiree medical benefits to salaried U.S. employees who retire after January 1, 2006.

On August 14, 2004 we assumed sponsorship of one defined benefit pension plan in Canada, which benefits our Canadian union workforce. In 2004, we contributed CDN $0.3 million ($0.3 million USD) to this pension plan. We currently expect to make additional contributions in 2005 to this plan that are similar to or higher than our 2004 contribution. If the performance of the assets in our pension plan does not meet our expectations, if interest rates decline or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect. As of December 31, 2004, our Canadian pension plan was under funded by CDN $0.9 million ($0.8 million USD) on a going concern basis and CDN $2.8 million ($2.3 million USD) on a solvency basis (based on the actuarial assumptions used for regulatory funding purposes), and was under funded by CDN $1.4 million ($1.1 million USD) (based on the actuarial assumptions used for U.S. Generally Accepted Accounting Principles). Our Canadian pension plan is subject to the provincially applicable pension standards legislation. Under applicable pension standards legislation, registered pension plans must make special contributions to eliminate funding deficits over a 5 year period for solvency deficits and over a 15 year period for going concern deficits. In circumstances where special or regular contributions are not made to a Canadian pension plan, and in certain other limited circumstances, the pension regulator has the authority to terminate a Canadian pension plan. In the event our Canadian pension plan is terminated for any reason while the plan is under funded, we will incur a liability to the pension plan equal to the entire amount of the under funding.

On August 14, 2004 we also established a Canadian defined contribution plan for salaried employees. In addition, we established health and welfare plans for employees and retirees in Canada similar to those established in the United States.

Finally, we currently maintain the same compensation and benefit plan that was in place in our Mexican facilities prior to the Acquisition. Mexican employees are eligible for enhanced welfare benefits, statutory savings plan contributions, and various other statutory and collectively bargained-for benefits.

Compensation of Directors

We reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, we may compensate future independent members of the board of directors for services provided in that capacity.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

Holdings owns 100% of Holdco’s capital stock, which in turn owns 100% of Innophos Inc.’s capital stock. The following table sets forth certain information with respect to the beneficial ownership of Holdings’ common stock at December 31, 2004, by: (1) each person or entity who owns of record or beneficially 5% or more of any class of Holdings’ voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group. Except as noted below, the address for each of the directors and named executive officers is c/o Innophos, Inc., 259 Prospect Plains Road, Cranbury, New Jersey 08512.

Shares Beneficially Owned(1)
	Class A Common Stock		Class L Common Stock(2)
	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Name
Principal Shareholder:
Bain Capital(3)	43,301,836	98.49%	4,811,316	98.49%
Executive Officers and Directors:
Randy Gress	*	*	*	*
Mark Feuerbach	*	*	*	*
William Farran	*	*	*	*
Tim Treinen	*	*	*	*
Roberto Flores	*	*	*	*
Edward Conard(4)	*	*	*	*
Blair Hendrix(5)	*	*	*	*
Stephen Zide(6)	*	*	*	*
Executive Officers and Directors as a group (6 Persons):	*	*	*	*

*	Represents less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of closing of the offering are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
(2)	The Class A common stock is the same as the Class L common stock, except that the Class L common stock is entitled to a preference over the Class A common stock with respect to any distribution by Holdings to holders of its capital stock. After payment of such preference amount, each share of Class A common stock and Class L common stock will participate ratably in all distributions by Holdings to holders of its capital stock.
(3)

Includes shares of Class A and Class L Common Stock held by (i) Bain Capital Fund VII, LLC, a Delaware limited liability company (“BCF VII”), whose sole member is Bain Capital Fund VII, L.P., a Cayman Islands exempted limited partnership (“BC VII”), whose sole general partner is Bain Capital Partners VII, L.P., a Cayman Islands exempted limited partnership (“BCP VII”), whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”); (ii) Bain Capital VII Coinvestment Fund, LLC, a Delaware limited liability company (“BC Co-Invest”), whose sole member is Bain Capital VII Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“BC Co”), whose sole general partner is BCP VII, whose sole general partner is BCI; (iii) Bain Capital Fund VIII, LLC, a Delaware limited liability company (“BCF VIII”), whose sole member is Bain Capital Fund VIII, L.P., a Cayman Islands exempted limited partnership (“BC VIII”), whose sole general partner is Bain Capital Partners VIII, L.P., a Cayman Islands exempted limited partnership (“BCP VIII”), whose sole general partner is BCI; (iv) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), whose manager is BCIP Associates III, a Cayman Islands partnership (“BCIP III Cayman”), whose managing partner is BCI; (v) BCIP T Associates III, LLC, a Delaware limited liability company (“BCIPT III”), whose manager is BCIP Trust Associates III, a Cayman Islands partnership (“BCIPT III Cayman”), whose managing partner is

BCI; (vi) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”), whose manager is BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B Cayman”), whose managing partner is BCI; and (vii) BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIPT III-B” and together with BCF VII, BC Co-Invest, BCF VIII, BCIP III, BCIPT III, and BCIP III-B, the “Bain Funds”), whose manager is BCIP Trust Associates III-B, a Cayman Islands partnership (“BCIPT III-B Cayman”), whose sole general partner is BCI. The address of the Bain Funds is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

BC VII, BCP VII and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCF VII. BC VII, BCP VII and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BC Co, BCP VII and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BC Co-Invest. BC Co, BCP VII and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BC VIII, BCP VIII and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCF VIII. BC VIII, BCP VIII and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP III Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP III. BCIP III Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIPT III Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIPT III. BCIPT III Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP III-B Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP III-B. BCIP III-B Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIPT III-B Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIPT III-B. BCIPT III-B Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(4)	See footnote 3. Mr. Conard is a member and/or Managing Director of BCI and he, or entities affiliated with him, are partners of BCIP III, BCIPT III, BCIP III-B, and BCIPT III-B, and, accordingly Mr. Conard may be deemed to beneficially own the shares owned by such entities. Mr. Conard disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Conard’s address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(5)	See footnote 3. Mr. Hendrix is a member and/or Managing Director of BCI and he, or entities affiliated with him, are partners of BCIP III, BCIPT III, BCIP III-B, and BCIPT III-B, and, accordingly Mr. Hendrix may be deemed to beneficially own the shares owned by such entities. Mr. Hendrix disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Hendrix’s address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(6)	See footnote 3. Mr. Zide is a member and/or Managing Director of BCI and he, or entities affiliated with him, are partners of BCIP III, BCIPT III, BCIP III-B, and BCIPT III-B, and, accordingly Mr. Zide may be deemed to beneficially own the shares owned by such entities. Mr. Zide disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Zide’s address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements Entered into in Connection with the Transactions

Purchase and Sale Agreement

The purchase and sale agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business and certain indemnification provisions.

Stockholders Agreement

In connection with the Acquisition, Holdings and certain stockholders of Holdings entered into a stockholders agreement pursuant to which each stockholder agreed to vote in favor of members of Holdings’ Board of Directors designated by groups of Holdings’ stockholders who are parties to the stockholders agreement. Pursuant to the stockholders agreement:

•	Holdings has four directors; and

•	Bain Capital designated four directors in its sole discretion.

In addition, the shareholders agreement provides that for so long as Bain Capital continues to hold a specified percentage of the shares that it held at the consummation of the Acquisition, Holdings may not take several significant corporate actions without the consent of Bain Capital.

Each party to the shareholders agreement has the right, subject to customary exceptions, to purchase it’s pro rata portion of any shares of stock that Holdings issues in the future. Furthermore, the stockholders agreement provides that Holdings will have a right of first refusal to purchase all or a part of any shares of stock proposed to be transferred by members of management. To the extent Holdings does not exercise this right, Bain Capital and its co-investors would have the right to purchase such shares, and if Bain Capital and its co-investors decline, members of management (other than the person proposing to transfer shares) would have the option to purchase their pro rata portion of any shares proposed to be transferred. If Bain Capital proposes to transfer any shares of stock, our management and Bain Capital’s co-investors could elect to participate in such transfer on a pro rata basis. Finally, in the event of a sale by Bain Capital of its interest in Holdings to an unaffiliated third party, each shareholder will be obligated to sell their shares in connection with such transaction.

Bain Capital Advisory Agreement

In connection with the Acquisition, we entered into an advisory agreement with Bain Capital pursuant to which Bain Capital agreed to provide:

•	general executive and management services;

•	assistance with the identification, support, negotiation, and analysis of acquisitions and dispositions;

•	assistance with the support, negotiation, and analysis of financial alternatives;

•	finance functions;

•	marketing functions;

•	human resource functions; and

•	other services agreed upon by us.

In exchange for these services, Bain Capital will receive:

•	an annual advisory services fee of $2.0 million plus reasonable out-of-pocket fees and expenses; and

•	on the completion of any financing transaction, change in control transaction, material acquisition or divestiture by Holdings or its subsidiaries, a transaction fee equal to 1% of the total value of the transaction, plus reasonable out-of-pocket fees and expenses.

•	The advisory agreement has a multi-year initial term to be determined, and thereafter is subject to automatic one-year extensions unless Holdings or Bain Capital provides written notice of termination; provided, however that if the advisory agreement is terminated due to a change in control or an initial public offering of Innophos prior to the end of its term, then Bain Capital will be entitled to receive the present value of the advisory services fee that would otherwise have been payable through the end of the term. Bain Capital receives customary indemnities under the advisory agreement.

The advisory services fee is an obligation of Innophos and is also contractually subordinated to the 2004 Senior Subordinated Notes and the senior credit facility.

Registration Rights Agreement

Each of Holdings, Bain Capital, members of management and certain other equity holders of Holdings entered into a registration rights agreement in connection with the Acquisition. Under the registration rights agreement, members of management, such other equity holders and Bain Capital have the ability to cause Holdings to register securities of Holdings held by the parties to the registration rights agreement and to participate in registrations by Holdings of its equity securities.

Transition Services and Supply Agreements with the Sellers

Each of the following agreements was entered into, in connection with the Acquisition, by Rhodia Inc., Innophos and certain of their respective subsidiaries and affiliates, to provide transition services, sales representation, and supply of specified products and services following the Acquisition.

Transition Services Agreement (Cranbury)

Pursuant to the Transition Services Agreement (Cranbury), entered into by Rhodia and Innophos, Rhodia Inc. provides to Innophos various transition services, including information technology, office, laboratory, and financial services similar in nature to those previously provided from Cranbury, New Jersey by Rhodia Inc. In addition, under the Transition Services Agreement Rhodia Inc.’s headquarters in Cranbury, New Jersey functions as the headquarters of Innophos for a fixed transitional period. The transition services covered by the Transition Services Agreement (Cranbury) are provided for an initial period of twelve months (renewable for successive six month periods), except for the financial services which are provided for six months (renewable for successive 6 month periods, but for no more than 18 months). For each year that Innophos receives these services, Innophos will annually pay, in monthly installments, (1) $3,150,000 for information technology services, (2) $500,000 for office services, (3) $350,000 for laboratory services, and (4) $900,000 for financial services. The financial services agreement was terminated on February 13, 2005.

Chicago Heights Utilities Agreement

The Chicago Heights Site contains two businesses: the Specialty Phosphates Business and the Silica Business. The Specialty Phosphates Business was transferred to Innophos and Rhodia Inc. retained the silica business. The Utilities and Services Agreement, entered into by Rhodia Inc. and Innophos, provides that Innophos will supply Rhodia Inc.’s Chicago Heights Silica Business with certain utilities and services. The term of the agreement is ten years from the date of the agreement. The agreement also grants Rhodia Inc. a five-year option to lease the former bi-carbonate building at Chicago Heights for a period of ten years from the exercise date at no cost. Rhodia Inc., in its sole discretion, may elect to extend the term that any particular service is provided under the agreement for a period of one year and may renew such extensions for a period of up to five years. As of the date of this prospectus, Rhodia has not exercised the option to lease the former bi-carbonate building.

Pharma Agreement

Rhodia Inc. distributes the powder and granular form of dicalcium phosphate hydrate, dicalcium phosphate anhydrous, tricalcium phosphate, and substantially related products to pharmaceutical customers through Rhodia Inc.’s pharmaceutical sales team. This sales team remains with Rhodia Inc. on a post-Acquisition basis. In order for Innophos to continue to use Rhodia Inc.’s pharmaceutical sales force after the closing date, Innophos and Rhodia Inc. entered into the Pharma Agreement, which provides that Rhodia Inc. serves as the exclusive worldwide sales agent of Innophos’ powder and granular form of dicalcium phosphate hydrate, dicalcium phosphate anhydrous, tricalcium phosphate, and substantially related products. The foregoing products are used in tablet excipients and mineral supplements. Rhodia Inc. also agreed to provide Innophos with certain research and development support services. The term of the agreement is initially ten years, subject to successive one-year renewal periods thereafter.

Anhydrous P2O5 Agreement

Rhodia Inc. supplies certain customers with anhydrous P2O5 from the Nashville site. In order for Rhodia Inc. to be able to continue supplying its current customers with anhydrous P2O5, Rhodia Inc. and Innophos entered into the Anhydrous P2O5 Agreement which provides that Innophos will supply Rhodia Inc. exclusively with anhydrous P2O5, from its Nashville site. The initial term of the agreement is three years, subject to renewal thereafter for successive one year periods at the option of Rhodia Inc.

Sulfuric Acid Supply Agreement

Rhodia Inc. currently supplies sulfuric acid to PCS Nitrogen Fertilizer, L.P., or PCSN pursuant to the Amended and Restated Acid Purchase Agreement among Rhodia Inc., PCS Sales (USA) Inc. and PCSN, dated as of March 23, 2000, or the Acid Purchase Agreement, which expires on July 31, 2011. Pursuant to the same agreement, the phosphoric acid produced by PCSN is supplied to Innophos Inc.’s Geismar plant for production of its specialty phosphates. Pursuant to the agreement of purchase and sale, the Amended and Restated Acid Purchase Agreement was assigned to Innophos. The Sulfuric Supply Agreement, entered into by Rhodia Inc. and Innophos, provides that Rhodia Inc. will supply Innophos with sulfuric acid. The Sulfuric Supply Agreement enables Innophos to fulfill its obligations under the Acid Purchase Agreement (transferred to Innophos pursuant to the purchase and sale agreement), pursuant to which Innophos supplies sulfuric acid to PCSN for use in production of phosphoric acid at PCSN’s Geismar site. The agreement will remain in effect for the duration of the Amended and Restated Acid Purchase Agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

The senior credit facility consists of (1) a five-year $50.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit) and (2) a six-year $208.5 million term loan facility. The credit agreement requires us to make quarterly amortization payments of the term loan facility in quarterly amounts equal to $550,000 in the first 5 years, and the principal balance payable in four equal quarterly installments in the sixth year.

The term loan facility must be prepaid in an amount equal to (1) 100% of the net cash proceeds of all asset sales and dispositions by Holdings and its subsidiaries, subject to certain exceptions, (2) 100% of the net cash proceeds from any payment in respect of property or casualty insurance claim or any condemnation proceeding, subject to certain exceptions, (3) 100% of the net cash proceeds of issuances of certain debt obligations by Holdings and its subsidiaries, subject to certain exceptions, (4) 50% of the net cash proceeds from equity issuances by Holdings and its subsidiaries, subject to certain exceptions, and (5) 75% of Innophos’ annual excess cash flow (as defined in the credit agreement) in any fiscal year in which Holdings’ leverage ratio (as defined in the credit agreement) is greater than or equal to 3.0 to 1, or 50%, with respect to any fiscal year to the extent the total leverage ratio with respect to such year is less than 3.0 to 1.

Voluntary prepayments and commitment reductions are permitted in whole or in part, without premium or penalty, subject to minimum prepayment or reduction requirements.

All of our obligations under the senior credit facility are unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary. The obligations under the senior credit facility (including the guarantees) are secured by substantially all of our present and future assets and all present and future assets of each guarantor, including but not limited to (1) a first-priority pledge of all of our capital stock and all of the outstanding capital stock owned by us or any guarantor in any domestic subsidiary, (2) a first-priority pledge of 66% of the outstanding capital stock owned by us or any guarantor in any first-tier foreign subsidiary, and (3) perfected first-priority security interests in all of our present and future assets and the present and future assets of each guarantor, subject to certain limited exceptions.

The senior credit facility provides for interest based upon a fixed spread above the banks’ prime lending rate or the LIBOR lending rate. The borrowings under the Term Loan facility bear interest at September 30, 2005 at 6.11%. The amount outstanding on the Term Loan as of September 30, 2005 was $208.5 million. On February 4, 2005, the Company elected to borrow the remaining $42.0 million of the Term Loan. The proceeds from the additional $42.0 million borrowings were used in part to pay-off the $17.0 million outstanding amount of revolving credit facility.

No amounts were outstanding on the revolving credit facility at September 30, 2005. The Company has issued approximately $4.8 million of letters of credit under the sub-facility as of September 30, 2005. In addition, the lenders under the revolving credit facility are paid a fee on unused commitments under that facility at a rate, for approximately the first five months after closing, equal to 0.50% per annum, and, thereafter, to be reduced to 0.375% so long as Innophos’ leverage ratio is equal to or less than 3.0 to 1. During the existence of any default under the credit agreement, the margin on all obligations under the senior credit facility shall increase by 2% per annum.

The credit agreement documentation contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting our and our subsidiaries’ ability to, among other things and subject to various exceptions, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments and enter into acquisitions and joint ventures, (5) incur additional indebtedness, (6) amend or otherwise alter the acquisition documents or any debt agreements, (7) make capital expenditures, (8) engage in mergers, acquisitions and asset sales, (9) conduct transactions with affiliates, (10) alter the nature of our businesses, or (11) change our fiscal quarter or our fiscal year. We and our subsidiaries are also required to comply with specified financial covenants (consisting of a leverage ratio, an interest coverage ratio and a senior leverage ratio) and various affirmative covenants.

Events of default under the credit agreement include, but are not be limited to, (1) our failure to pay principal, interest, fees or other amounts under the credit agreement when due (taking into account any applicable grace period), (2) any representation or warranty proving to have been materially incorrect when made, (3) covenant defaults subject, with respect to certain covenants, to a grace period, (4) bankruptcy events, (5) a cross default to certain other debt, (6) unsatisfied final judgments over a threshold, (7) a change of control, (8) certain ERISA defaults, and (9) the invalidity or impairment of any loan document or any security interest.

In addition, the credit agreement includes customary provisions regarding breakage costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability and payments free and clear of withholding.

Borrowings under the senior credit facility are subject to the accuracy of representations and warranties (including the absence of any material adverse change in our condition) and the absence of any defaults (including any defaults under the financial covenants that are based on EBITDA). As of the date of this prospectus, the Company is in full compliance with the covenant requirements of the Senior Credit Facility. However, Innophos failed to deliver its report to the trustee under the indenture for the Notes, substantially in the form of a Form 10-K for the year ended December 31, 2004 and Holdco and Innophos failed to deliver their reports substantially in the form of a Form 10-Q for the period ended March 31, 2005 to the trustee under the indentures for Holdco’s Floating Rate Senior Notes due 2015 and the Notes, along with their respective narrative discussion and analysis, for which we received a bank waiver until June 14, 2005. Holdco and Innophos delivered the financial statements prior to the expiration of this waiver.

In connection with the initial offering of Holdco’s 2005 Floating Rate Senior Notes, we amended our credit facility to permit, among other things, (i) the issuance of Holdco’s 2005 Floating Rate Senior Notes, (ii) the formation of Holdco and (iii) the substitution of Holdco as a guarantor of the senior credit facility and the release of Holdings from its obligations under the credit agreement and the other loan documents. In connection with the amendment, Holdco is subject to certain restrictions in the conduct of its business, its ability to incur indebtedness and its ability to own assets. The amendment also restricts dividends and other payments to be made by us to Holdco. For example, Innophos may pay dividends to Holdco to provide funding to Holdco or Holdings for (i) payment of corporate overhead expenses of Holdco and Holdings incurred in the ordinary course of business not to exceed $500,000 in any fiscal year (or, following an initial public offering of the capital stock of Holdings, $1,500,000 in any fiscal year), (ii) so long as no event of default shall have occurred and be continuing, payment of any combined, consolidated or unitary taxes that are due and payable by Holdings, Holdco and Innophos and payment of any taxes on Holdings’ or Holdco’s corporate franchise, (iii) reasonable fees of officers and directors that are not affiliates of Holdings as well as reimbursements and customary indemnification payments to such officers and directors and (iv) certain payments to Bain Capital.

2005 Floating Rate Senior Notes

On February 10, 2005, Holdco issued $120.0 million aggregate principal amount of floating rate senior notes due February 15, 2015 (herein referred to as the “Holdco Notes”). Holdco issued the Holdco Notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act.

Interest. Interest on the Holdco Notes accrues at the rate per annum equal to the three-month LIBOR plus 8.00% and is payable quarterly on February 15, May 15, August 15, and November 15. Interest on overdue principal and interest accrues at a maximum rate that is 1% higher than the then applicable interest rate on the

Holdco Notes. We make each interest payment to the holders of record on the immediately preceding February 1, May 1, August 1 and November 1.

Optional Redemption. Holdco may, at its option, redeem some or all of the Holdco Notes at any time on or after February 15, 2007, at the redemption prices described in the indenture governing the Holdco Notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, at any time prior to February 15, 2006, Holdco may on any one or more occasions redeem up to 35% of the Holdco Notes with the proceeds of certain sales of equity at the redemption price listed under “Description of the New Notes—Optional Redemption.” Holdco may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Holdco Notes originally issued remains outstanding. Prior to February 15, 2007, Holdco may redeem the Holdco Notes at a price equal to 100% of the principal amount of the Holdco Notes plus a make-whole premium.

Change of Control. Upon a change of control, Holdco may be required to make an offer to purchase each holder’s Holdco Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Certain Covenants. The indenture governing the Holdco Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	permit dividend or other payment restrictions on our restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions as described in the indenture governing the Holdco Notes.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have certain specified United States connections (a “United States Related Person”), a non-United States holder will not be subject to backup withholding tax or information reporting.

•	If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States Related Person, a non-United States holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non-United States holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States holder’s United States federal income tax liability provided the required information is furnished to the IRS.

2004 Senior Subordinated Notes

On August 13, 2004, Innophos issued $190.0 million aggregate principal amount of 8.875% Senior Subordinated Notes due August 15, 2014 (referred to herein as the “Innophos Notes”). We issued the Innophos Notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act.

Interest. Interest on the Innophos Notes accrues at the rate of 8.875% per annum and is payable semi-annually on February 15 and August 15. Interest on overdue principal and interest accrues at a maximum rate that is 1% higher than the then applicable interest rate on the Innophos Notes. We make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

Subsidiary Guarantees. Our obligations under the Innophos Notes are fully, unconditionally, jointly and severally guaranteed on a senior subordinated unsecured basis by all of our existing and future domestic restricted subsidiaries. As of the date of this prospectus, Innophos Mexico Holdings, LLC was the only guarantor of the Innophos Notes.

Optional Redemption. Innophos may redeem any of the Innophos Notes at any time on or after August 15, 2009, in whole or in part, in cash at the redemption prices described in the indenture governing the Innophos Notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, on or before August 15, 2007, Innophos may redeem up to 35% of the aggregate principal amount of Innophos Notes with the net proceeds of certain underwritten equity offerings at a price of 108.875% of the principal amount of the Innophos Notes, plus accrued and unpaid interest and liquidated damages, if any, thereon. Innophos may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of Innophos Notes remains outstanding. Innophos may redeem any of the Innophos Notes at any time before August 15, 2009 in cash at 100% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption and a make-whole premium.

Change of Control. Upon a change of control, we may be required to make an offer to purchase each holder’s Innophos Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Certain Covenants. The indenture governing the 2004 Innophos Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	permit dividend or other payment restrictions on Innophos’ restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

Any dividends or similar payments to Holdco from Innophos will be treated as restricted payments under the indenture governing the 2004 Senior Subordinated Notes. We will rely upon the ability of Innophos to make such restricted payments to us in order for us to make any payments on the Innophos Notes. The amount of all restricted payments that can be made by Innophos is approximately equal to 50% of the consolidated net income (as defined in the indenture governing the 2004 Senior Subordinated Notes) of Innophos since the beginning of the first fiscal quarter following the date on which the 2004 Senior Subordinated Notes were issued, plus 100% of the net cash proceeds received by Innophos since the date of the indenture from the issue or sale of equity interests. The indenture governing the 2004 Senior Subordinated Notes prohibits all restricted payments if a default or event of default has occurred under that indenture or if Innophos’ fixed charge coverage ratio is below 2.0 to 1.0.

These limitations are subject to a number of important qualifications and exceptions as described in the indenture governing the 2004 Senior Subordinated Notes.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have certain specified United States connections (a “United States Related Person”), a non-United States holder will not be subject to backup withholding tax or information reporting.

•	If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States Related Person, a non-United States holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non-United States holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States holder’s United States federal income tax liability provided the required information is furnished to the IRS.

DESCRIPTION OF THE NEW NOTES

Innophos will issue the New Notes, and collectively with the Old Notes (the “Notes”) under the indenture (the “Indenture”) between itself and U.S. Bank National Association, as Trustee (the “Trustee”) dated August 13, 2004. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture and a copy of the Registration Rights Agreement is filed with this Registration Statement as Exhibit 4.1 and Exhibit 4.2, respectively. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section entitled “Description of the New Notes,” references to the “Company” include only Innophos, Inc.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes:

•	will be general unsecured obligations of Innophos;

•	will be subordinated in right of payment to all existing and future Senior Debt of Innophos;

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of Innophos;

•	will be senior in right of payment to all subordinated Indebtedness of Innophos; and

•	will be fully, unconditionally, jointly and severally guaranteed by the Guarantors.

The Notes will be guaranteed by all of Innophos’ existing and future Domestic Restricted Subsidiaries.

Each guarantee of the Notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be subordinated in right of payment to all existing and future Senior Debt of that Guarantor;

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	will be senior in right of payment to all subordinated Indebtedness of that Guarantor.

As of September 30, 2005, Innophos and the Guarantors had total Senior Debt of approximately $398.5 million. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the Notes and under these guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

Not all of our Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. On September 30, 2005, our non-guarantor Subsidiaries had $226.0 million of indebtedness and other liabilities (including trade payables), which would have been effectively senior to the Notes. Our non-guarantor Subsidiaries generated 33% of our combined net sales in the twelve-month period ended September 30, 2005 and held 49% of our combined total assets as of September 30, 2005. See note 15 to our condensed financial statements for the period ended September 30, 2005, which is included at the back of this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor Subsidiaries.

As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

Innophos has issued $190.0 million in aggregate principal amount of Notes. Innophos may issue additional Notes under the indenture from time to time after the initial offering. Any issuance of additional Notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Innophos will issue New Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on August 15, 2014.

Interest on the Notes will accrue at the rate of 8.875% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2005.

Innophos will make each interest payment to the holders of record on the immediately preceding August 1 and February 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of Notes has given wire transfer instructions to Innophos, Innophos will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Innophos elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Innophos may change the paying agent or registrar without prior notice to the holders of the Notes, and Innophos or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Innophos will not be required to transfer or exchange any Note selected for redemption. Also, Innophos will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

The Notes will be guaranteed by each of Innophos’ current and future Domestic Restricted Subsidiaries. These Note Guarantees will be fully, unconditionally, jointly and severally obligations of the Guarantors. Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Fraudulent transfer statutes may limit your rights as a holder of the Notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Innophos or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any transaction permitted by the indenture after which the Guarantor ceases to be a Restricted Subsidiary of Innophos, if the transaction does not violate the “Asset Sale” provisions of the indenture; or

(2) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Subordination

The payment of principal, interest and premium and Liquidated Damages, if any, on the Notes will be subordinated to the prior payment in full of all Senior Debt of Innophos, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of Notes will be entitled to receive any payment with respect to the Notes (except that holders of Notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of Innophos:

(1) in a liquidation or dissolution of Innophos;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Innophos or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of Innophos’ assets and liabilities.

Innophos also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from Innophos or the holders of any Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived, such payment blockage is waived or withdrawn in writing by the Person who gave the notice, or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Liquidated Damages, if any, on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice.

If the trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

Innophos must promptly notify holders of Senior Debt if payment on the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Innophos, holders of Notes may recover less ratably than creditors of Innophos who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of Notes may recover less ratably than trade creditors of Innophos. See “Risk Factors— Your right to receive payments on these Notes and the guarantees is junior to our existing indebtedness and possibly all of our future borrowings.”

Optional Redemption

At any time prior to August 15, 2007, Innophos may on anyone or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by Innophos and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

On or after August 15, 2009, Innophos may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	104.438%
2010	102.958%
2011	101.479%
2012 and thereafter	100.000%

Unless Innophos defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

At any time prior to August 15, 2009, Innophos may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Mandatory Redemption

Innophos is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require Innophos to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Innophos will offer a Change of Control Payment in cash equal to 101 % of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, Innophos will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

Innophos will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Innophos will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Innophos will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Innophos.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. Innophos will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Innophos will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant.

The provisions described above that require Innophos to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that Innophos repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Innophos will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Innophos and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Innophos and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Innophos to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Innophos and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Innophos will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Innophos (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Innophos or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Innophos’ most recent consolidated balance sheet, of Innophos or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a valid written assignment and assumption agreement that releases Innophos or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Innophos or any such Restricted Subsidiary from such transferee that are converted by Innophos or such Restricted Subsidiary into cash within 90 days of the receipt thereof, to the extent of the cash received in that conversion;

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d) any Designated Noncash Consideration received by Innophos or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) then outstanding, not to exceed the greater of (i) $15.0 million and (ii) 2.5% of Total Assets at the time of receipt of such Designated Noncash Consideration after giving pro forma effect to such Asset Sale and the receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Innophos (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Innophos;

(3) to make a capital expenditure;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; and/or

(5) any combination of the foregoing.

Pending the final application of any Net Proceeds, Innophos may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within five business days thereof, Innophos will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Innophos may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Innophos will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Innophos will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing Innophos and its Restricted Subsidiaries’ outstanding Senior Debt currently prohibit Innophos from purchasing any Notes, and also provides that certain change of control or asset sale events with respect to Innophos would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Innophos becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Innophos is prohibited from purchasing Notes, Innophos could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If Innophos does not obtain such a consent or repay such borrowings, Innophos will remain prohibited from purchasing Notes. In such case, Innophos’ failure to purchase tendered Notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Certain Covenants

Restricted Payments

Innophos will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Innophos’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Innophos or any of its Restricted Subsidiaries) or to the direct or indirect holders of Innophos’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Innophos and other than dividends or distributions payable to Innophos or a Restricted Subsidiary of Innophos);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Innophos) any Equity Interests of Innophos or any direct or indirect parent of Innophos (other than any such Equity Interests owned by Innophos or any Restricted Subsidiary);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Innophos or any Guarantor that is contractually subordinated in right of payment to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Innophos and any of its Restricted Subsidiaries), except (a) a payment of interest or principal at the Stated Maturity thereof or (b) payments of principal and interest in anticipation of satisfying a sinking fund obligation or final maturity within one year of the due date thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Innophos would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Innophos and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (11) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Innophos for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Innophos’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by Innophos since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Innophos (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Innophos that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Innophos); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold or otherwise liquidated or repaid, the net proceeds (including the Fair Market Value of property other than cash) with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of Innophos designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, an amount equal to the portion (proportionate to Innophos’ equity interest in such Subsidiary) of the Fair Market Value of the assets less liabilities of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; plus

(e) any dividends received by Innophos or any Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of Innophos, to the extent such dividends were not otherwise included in clause (a) above.

The preceding provisions will not prohibit the following, so long as, in the case of clauses (5), (8) or (12), no Event of Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of, the sale within 60 days thereof (other than to a Subsidiary of Innophos) of, Equity Interests of Innophos (other than Disqualified Stock) or from a contribution of common equity capital to Innophos within 60 days thereof; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Innophos or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Innophos to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value (or the distribution of amounts to the Parent or any other direct or indirect parent of Innophos to fund any such repurchase, redemption or other acquisition or retirement) of any Equity Interests of the Parent, any other direct or indirect parent of

Innophos, Innophos or any Restricted Subsidiary of Innophos held by any current or former officer, director, employee or consultant of the Parent, any other direct or indirect parent of Innophos, Innophos or any Restricted Subsidiary of Innophos pursuant to any management equity, subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed:

(a) $2.0 million in any calendar year, with unused amounts pursuant to this clause (a) in any calendar year being carried over to succeeding calendar years; plus

(b) the aggregate net cash proceeds received by Innophos after the date of the indenture from any issuance of Equity Interests (other than Disqualified Stock) by the Parent, any other direct or indirect parent of Innophos or Innophos to employees, consultants (other than a Principal) or directors of Innophos and its Restricted Subsidiaries; provided that the amount of any such net proceeds that are used to permit a repurchase, redemption, acquisition or retirement under this clause (5) shall be excluded from clause (3)(b) of the preceding paragraph and shall not have previously been included for purposes of determining whether a Restricted Payment was permitted under this covenant; plus

(c) the cash proceeds of any “key man” life insurance received (not included in Consolidated Net Income) that are used to make such redemptions, repurchases, redemptions, acquisitions or retirements;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Innophos or any Restricted Subsidiary of Innophos issued in compliance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) Permitted Parent Payments;

(9) the repurchase (or the distribution of amounts to the Parent or any other direct or indirect parent of Innophos to fund any such repurchase) of Equity Interests of Innophos or the Parent or any other direct or indirect parent of Innophos constituting fractional shares in an aggregate amount not to exceed $250,000;

(10) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Capital Stock pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “—Asset Sales”; provided that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(11) dividends, advances, loans or other distributions to enable the Parent or any other direct or indirect parent of Innophos to make any payment of interest or principal on any Qualified Parent Indebtedness; provided that any such dividend, advance, loan or other distribution is used promptly by the Parent or such other Person solely to make such payments; and

(12) other Restricted Payments in an aggregate amount not to exceed $15.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Innophos or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Innophos whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Innophos will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Innophos will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Innophos may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Innophos’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Innophos and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at anyone time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Innophos and its Restricted Subsidiaries thereunder) not to exceed $300.0 million less (a) the aggregate amount of all Net Proceeds of Asset Sales applied by Innophos or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and (b) less the amount of any Indebtedness of a Receivables Subsidiary outstanding under clause (13) below;

(2) the incurrence by Innophos and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Innophos and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the indenture and the New Notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by Innophos or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property (real or personal), plant or equipment used in the business of Innophos or any of its Restricted Subsidiaries (whether through the direct acquisition of such assets or the acquisition of Equity Interests of any Person owning such assets), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred under clause (5) below to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $15.0 million at any time outstanding or (b) 2.5% of Total Assets (measured at the time of each incurrence of any such Indebtedness and giving pro forma effect to such incurrence and the use of proceeds thereof);

(5) the incurrence by Innophos or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (10) or (15) of this paragraph;

(6) the incurrence by Innophos or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Innophos and any of its Restricted Subsidiaries; provided, however, that:

(a) if Innophos or any Guarantor is the obligor on such Indebtedness and the payee is not Innophos or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of Innophos, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Innophos or a Restricted Subsidiary of Innophos and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Innophos or a Restricted Subsidiary of Innophos, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Innophos or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Innophos’ Restricted Subsidiaries to Innophos or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Innophos or a Restricted Subsidiary of Innophos; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Innophos or a Restricted Subsidiary of Innophos,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Innophos or any of its Restricted Subsidiaries of Hedging Obligations (other than for speculative purposes);

(9) the guarantee by Innophos or any of its Restricted Subsidiaries of Indebtedness of Innophos or a Restricted Subsidiary of Innophos that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) Acquired Debt or Acquired Stock not incurred in connection with, or in contemplation of, a Person merging with or into, or becoming, a Restricted Subsidiary of Innophos, provided that after giving effect to the incurrence thereof, Innophos would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(11) the incurrence by Innophos or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, surety and appeal bonds in the ordinary course of business;

(12) the incurrence by Innophos or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13) the incurrence by any Receivables Subsidiary of Indebtedness pursuant to a Qualified Receivables Transaction;

(14) the incurrence of Indebtedness arising from agreements of Innophos or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the acquisition or disposition of any business, assets or a Restricted Subsidiary of Innophos in accordance with the terms of the indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of Innophos or any Restricted Subsidiary in accordance with GAAP, other than in the footnotes in the case of a contingent obligation, and (b) with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Innophos and its Restricted Subsidiaries in connection with such disposition; and

(15) the incurrence by Innophos or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness, incurred under clause (5) above to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $20.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Innophos will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Additionally, all or any portion of any item of Indebtedness may later be reclassified in a manner that complies with this covenant as incurred under the first paragraph or under any clause of Permitted Debt; provided that Innophos could have incurred such Indebtedness on the date of reclassification. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Innophos as accrued. For purposes of this covenant, any Qualified Parent Indebtedness incurred in reliance upon Innophos’ ability to incur Permitted Debt will be deemed to be incurred by Innophos for purposes of determining whether additional Permitted Debt can be incurred for so long as such Qualified Parent Indebtedness remains outstanding.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Innophos or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values. The principal amount of any Indebtedness supported by a letter of credit issued under a Credit Facility in accordance with clause (1) above shall not be deemed a separate incurrence of Indebtedness for purposes of this covenant to the extent of the stated amount of such letter of credit.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

Innophos will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of Innophos and senior in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis or being secured with different collateral.

Liens

Innophos will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Innophos will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Innophos or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Innophos or any of its Restricted Subsidiaries;

(2) make loans or advances to Innophos or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Innophos or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture;

(2) applicable law, rule, regulation or order;

(3) any instrument governing Indebtedness or Capital Stock of a Person acquired by Innophos or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(4) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(5) the indenture, the Notes and the Note Guarantees;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens (or Indebtedness secured thereby) permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Innophos’ Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Innophos’ Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(14) Indebtedness of any Restricted Subsidiary other than a Domestic Restricted Subsidiary; provided, however, that the Board of Directors of Innophos determines in good faith at the time such dividend or other payment restrictions are created that they do not materially adversely affect Innophos’ ability to fulfill its obligations under the Notes and the indenture.

Merger, Consolidation or Sale of Assets

Innophos will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Innophos is the surviving corporation); or (2) sell, assign, transfer, conveyor otherwise dispose of all or substantially all of the properties or assets of Innophos and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Innophos is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Innophos) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if such Person is a limited liability company or partnership, a corporate Wholly Owned Restricted Subsidiary of such Person organized under the laws of the United States, any state of the United States or the District of Columbia becomes a co-issuer of the Notes in connection therewith;

(2) the Person formed by or surviving any such consolidation or merger (if other than Innophos) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Innophos under the Notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Innophos or the Person formed by or surviving any such consolidation or merger (if other than Innophos), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio that is no less than the Fixed Charge Coverage Ratio of Innophos immediately prior to such transaction.

In addition, Innophos will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Innophos with an Affiliate solely for the purpose of reincorporating Innophos in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Innophos and its Restricted Subsidiaries.

Transactions with Affiliates

Innophos will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Innophos (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Innophos or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Innophos or such Restricted Subsidiary with an unrelated Person; and

(2) Innophos delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors of Innophos set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Innophos (if any); or

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Innophos or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Innophos or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among Innophos and/or its Restricted Subsidiaries or any Person that will become a Restricted Subsidiary as part of such transaction;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Innophos) that is an Affiliate of Innophos solely because Innophos owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Innophos;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Innophos to Affiliates of Innophos;

(6) Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7) loans (or cancellations of loans) or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at anyone time outstanding;

(8) Permitted Parent Payments;

(9) transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment and between a Receivables Subsidiary and Innophos or a Restricted Subsidiary;

(10) the payments of all fees and expenses related to the Transaction described in this prospectus under the captions “The Transactions” and “Certain Relationships and Related Party Transactions”;

(11) payment of fees pursuant to the Management Agreement;

(12) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or on terms that are approved by Innophos’ Board of Directors, including a majority of the disinterested directors; and

(13) transactions pursuant to any contract or agreement in effect on the date of the indenture, in each case as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are no less favorable to Innophos and its Restricted Subsidiaries than those in effect on the date of the indenture.

Business Activities

Innophos will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Innophos and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If Innophos or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Innophos may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Innophos and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Innophos. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Innophos may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Innophos as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Innophos as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” Innophos will be in default of such covenant. The Board of Directors of Innophos may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Innophos; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Innophos of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

Innophos will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, payor cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, Innophos will furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be filed with the SEC on Forms 10-Q and 10-K if Innophos were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Innophos were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Innophos’ consolidated financial statements by Innophos’ certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, Innophos will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Innophos is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Innophos will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. If, notwithstanding the foregoing, the SEC will not accept Innophos’ filings for any reason, Innophos will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Innophos were required to file those reports with the SEC.

If Innophos has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Subsidiaries constitute a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Innophos and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Innophos.

In addition, Innophos and the Guarantors agree that, for so long as any Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(3) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes, whether or not prohibited by the subordination provisions of the indenture;

(4) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes, whether or not prohibited by the subordination provisions of the indenture;

(5) failure by Innophos or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(6) failure by Innophos or any of its Restricted Subsidiaries for 45 days after notice to Innophos by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(7) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Innophos or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Innophos or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal at final maturity on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(8) failure by Innophos or any of its Restricted Subsidiaries to pay final judgments (in excess of amounts that Innophos’ insurance carriers have agreed to pay under applicable policies) entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(9) except as permitted by the indenture, any Note Guarantee of any Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(10) certain events of bankruptcy or insolvency described in the indenture with respect to Innophos or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Innophos, any Restricted Subsidiary of Innophos that is a Significant Subsidiary or any group of Restricted Subsidiaries of Innophos that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon a declaration of acceleration, such principal and interest will become due and payable upon the earlier to occur of (x) the 5th day after notice thereof has been given to holders of Designated Senior Debt and (y) the date on which all of the Designated Senior Debt has been accelerated.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a Note may pursue any remedy with respect to the indenture or the Notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the Notes.

Innophos is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Innophos is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Innophos or any Guarantor, as such, will have any liability for any obligations of Innophos or the Guarantors under the Notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Innophos may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such Notes when such payments are due from the trust referred to below;

(2) Innophos’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Innophos’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Innophos may, at its option and at any time, elect to have the obligations of Innophos and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Innophos must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Innophos must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Innophos must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Innophos has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Innophos must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Innophos or any Guarantor is a party or by which Innophos or any Guarantor is bound (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Innophos or any of its Subsidiaries is a party or by which Innophos or any of its Subsidiaries is bound;

(6) Innophos must deliver to the trustee an officers’ certificate stating that the deposit was not made by Innophos with the intent of preferring the holders of Notes over the other creditors of Innophos with the intent of defeating, hindering, delaying or defrauding any creditors of Innophos or others; and

(7) Innophos must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the Notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the Notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the Notes in any material respect will require the consent of the holders of at least 75% in aggregate principal amount of Notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of Notes, Innophos, the Guarantors and the trustee may amend or supplement the indenture, the Notes or the Note Guarantees:

(1) to provide for the assumption of Innophos’ or a Guarantor’s obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Innophos’ or such Guarantor’s assets, as applicable;

(2) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any such holder;

(3) to cure any ambiguity, defect or inconsistency;

(4) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the Notes to any provision of this Description of the New Notes to the extent that such provision in this Description of the New Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the Notes;

(7) to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes; or

(9) to release a Guarantor upon its sale or designation as an Unrestricted Subsidiary or other permitted release from its Note Guarantee; provided that such sale, designation or release is in accordance with the applicable provisions of the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Innophos, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Innophos or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Innophos or any Guarantor is a party or by which Innophos or any Guarantor is bound;

(3) Innophos or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Innophos has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, Innophos must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Innophos or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Innophos, Inc., 259 Prospect Plains Road, Cranbury, New Jersey 08512, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The Notes were also offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, the Notes were issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Notes were issued at the closing of this offering only against payment in immediately available funds.

Rule 144A Notes are represented by one or more Notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes are represented by one or more temporary Notes in registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Notes”). The Rule 144A Global Notes and the Regulation S Temporary Global Notes were deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and

registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of the initial offering of the Notes and the closing of the initial offering of the Notes (such period through and including such 40th day, the “Restricted Period’), beneficial interests in the Regulation S Temporary Global Notes could be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Within a reasonable time period after the expiration of the Restricted Period, the Regulation S Temporary Global Notes will be exchanged for one or more permanent Notes in registered, global form without interest coupons (collectively, the “Regulation S Permanent Global Notes” and, together with the Regulation S Temporary Global Notes, the “Regulation S Global Notes;” the Regulation S Global Notes and the Rule 144A Global Notes collectively being the “Global Notes”) upon delivery to DTC of certification of compliance with the transfer restrictions applicable to the Notes and pursuant to Regulation S as provided in the indenture. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive Notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Rule 144A Notes prior to their exchange for New Notes in connection with the Exchange Offer (including beneficial interests in the Rule 144A Global Notes) are subject to certain restrictions on transfer and bear a restrictive legend.” Regulation S Notes also bear the legend prior to their exchange for New Notes in connection with the Exchange Offer. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Innophos takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Innophos that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Innophos that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Innophos and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither Innophos, the trustee nor any agent of Innophos or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Innophos that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Innophos. Neither Innophos nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and Innophos and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions with respect to the Old Notes, transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Innophos that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Innophos, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies Innophos that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Innophos fails to appoint a successor depositary;

(2) Innophos, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear restrictive legend until exchanged for New Notes in connection with the Exchange Offer, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Exchanges Between Regulation S Notes and Rule 144A Notes

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected by DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Certifications by Holders of the Regulation S Temporary Global Notes

A holder of a beneficial interest in the Regulation S Temporary Global Notes must provide Euroclear or Clearstream, as the case may be, with a certificate in the form required by the indenture certifying that the beneficial owner of the interest in the Regulation S Temporary Global Note is either a non-U.S. person or a U.S. person that has purchased such interest in a transaction that is exempt from the registration requirements under the Securities Act, and Euroclear or Clearstream, as the case may be, must provide to the trustee (or the paying agent if other than the trustee) a certificate in the form required by the indenture, prior to any exchange of such beneficial interest for a beneficial interest in the Regulation S Permanent Global Notes.

Same Day Settlement and Payment

Innophos will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Innophos will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Innophos expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day

(which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Innophos that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquired Stock” means, with respect to any specified Person, Disqualified Stock or preferred stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Disqualified Stock or preferred stock is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

“Agent” means any Registrar, co-registrar, Paying Agent or additional paying agent.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of: (a) the present value at such redemption date of (i) the redemption price of the Note at August 15, 2009, (such redemption price being set forth in the table appearing in Section 3.07 of the Indenture) plus (ii) all required interest payments due on the Note through August 15, 2009, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 75 basis points; over (b) the principal amount of the Note, if greater.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the described under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the sale or lease of products, services or accounts receivable and the license of intellectual property in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) the sale or transfer of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for purposes of this clause (7), investments received in exchange for the transfer of accounts receivable and related assets will be deemed to constitute cash if the Receivables Subsidiary or other payor is required to repay such investments as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction; and

(8) any foreclosure upon any assets of the Company or any Restricted Subsidiary; provided that such foreclosure does not otherwise constitute a Default under the Indenture.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the Notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, Canadian dollars, Mexican pesos and any other currency received in the ordinary course of business and not obtained for speculative purposes;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or any other domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within twelve months after the date of acquisition; and

(6) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; and

(4) after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Clearstream” means Clearstream Banking, S.A. and its successors.

“Company” means Innophos, Inc., and any and all successors thereto.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits and withholding and other taxes of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Principals and their Affiliates (other than portfolio companies) (or any accruals relating to such fees and related expenses) during such period; provided that such amount has been expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor, and that such amount will not exceed the fees payable by the Company or its Subsidiaries pursuant to the Management Agreement; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue in the ordinary course of business and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Cash Flow pursuant to clause (4) of this definition, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and any net loss of such Person that is not a Restricted Subsidiary shall be included only to the extent funded in cash by the specified Person or a Restricted Subsidiary thereof);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided the Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) notwithstanding clause (1) above, the Net Income (or loss (other than a loss that is funded in cash by the specified Person or one of its Subsidiaries)) of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5) in calculating Consolidated Net Income of the Company, any dividends or distributions to the Parent made pursuant to clause (11) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments” will be treated as an expense reducing Consolidated Net Income;

(6) non-cash compensation to any employee of such Person or any of its Restricted Subsidiaries will be excluded;

(7) any noncash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144, the write-off, depreciation or amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141 and any other charges as a result of the application of purchase accounting, shall be excluded; and

(8) unrealized gains and losses from Hedging Obligations used to offset foreign exchange currency balance sheet exposures will be excluded and charges as a result of foreign currency adjustments will be excluded.

“Credit Agreement” means that certain Credit Agreement, dated as of August 13, 2004, by and among the Company, the Guarantors, Bear Stearns Corporation Lending, Inc. as Administrative Agent, and the other agents and lenders party thereto, providing for up to $270.0 of revolving credit and term loan borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate executed by the Chief Financial Officer of the Company. Such Officers’ Certificate shall state the basis of such valuation. A particular item of Designated Noncash Consideration will no longer be considered to be outstanding to the extent it has been sold or liquidated for cash (but only to the extent of the cash received).

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Facilities; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private offer and sale of common stock (other than Disqualified Stock) of the Parent or any other direct or indirect parent of the Company (the proceeds of which are contributed to the Company as common equity) or the Company, the net proceeds of which exceed $10.0 million (other than pursuant to a registration statement on Form S-4 or Form S-8 (or any successor form thereto) or pursuant to Rule 701 under the Securities Act (or any successor rule thereto)).

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system and its successors.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture or in respect of an Asset Sale involving assets or consideration of $2.0 million or less).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that (a) the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or (b) any Qualified Parent Indebtedness of any direct or indirect parent of the specified Person is incurred, assumed, repaid, repurchased or redeemed, in any case subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act but also giving pro forma effect to Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7) for any period that includes any period of time prior to the issuance of the Notes, pro forma effect shall be given to the adjustments that are added to pro forma EBITDA to calculate pro forma Adjusted EBITDA as set forth in the Company’s Offering Memorandum dated February 7, 2005.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding the amortization or write-off of deferred financing fees); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary), whether or not such Guarantee or Lien is called upon; plus

(4) in the case of the Company, any Fixed Charges of the Parent or any other direct or indirect parent of the Company to the extent related to Qualified Parent Indebtedness; plus

(5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of Innophos that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on August 13, 2004.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) Innophos Mexico Holdings, LLC; and

(2) any other Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $500,000 and whose total revenues for the most recent 12-month period do not exceed $500,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than twelve months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset (other than a pledge of Equity Interests of an Unrestricted Subsidiary to secure Non-Recourse Debt of an Unrestricted Subsidiary) of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Initial Public Offering” means the first underwritten public offering of Capital Stock (other than Disqualified Stock) by the Company or the Parent or any other direct or indirect parent of the Company, in either case pursuant to a registration statement (other than a registration statement on Form S-4 or S-8 or any successor form thereto) filed with the SEC in accordance with the Securities Act for aggregate net cash proceeds of at least $25.0 million.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Management Agreement” means the Advisory Agreement dated as of August 13, 2004 between the Innophos and Bain Capital, LLC, as amended or modified from time to time; provided that such amendments or modifications do not increase the amount of fees payable by Innophos or its Subsidiaries thereunder.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale (without giving effect to the $2.0 million threshold in the definition thereof); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary, unusual or non-recurring cost or expense, or gain or loss, together with any related provision for taxes on such extraordinary, unusual or non-recurring item.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a pledge of the Equity Interests of such Unrestricted Subsidiary to support such Indebtedness, (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries, other than a pledge of the Equity Interests of such Unrestricted Subsidiary to support such Indebtedness.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes, executed pursuant to the provisions of the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means Innophos Holdings, Inc.

“Permitted Business” means any business conducted or proposed to be conducted by Innophos and its Restricted Subsidiaries on the date of the Indenture and other businesses reasonably related or ancillary thereto or a reasonable extension or expansion thereof.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9) repurchases of the Notes;

(10) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed the greater of (a) $15.0 million or (b) 2.5% of Total Assets at the time of such Investment; provided, however, that if an Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (10); and

(11) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by the Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Company or a Restricted Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction.

“Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt under the Indenture.

“Permitted Liens” means:

(1) Liens on assets of the Company or any Guarantor securing Senior Debt that was permitted by the terms of the Indenture to be incurred;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the Indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens on assets of Innophos or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

(14) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of bankers’ acceptances issued or created in the ordinary course for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(15) pledges of Equity Interests of an Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

(16) Liens to secure Hedging Obligations that are otherwise permitted under the Indenture; and

(17) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Parent Payments” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $1.0 million per fiscal year (or, following an Initial Public Offering, $2.0 million); and

(2) for so long as the Company is a member of a group filing a consolidated or combined tax return with the Parent or a limited liability company or partnership, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries or tax distributions to its partners or members to pay tax liabilities with respect to income allocated to them from the Company and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and, if the Company is a limited liability company or partnership, treating it as if it were a corporation and (ii) the net amount of the relevant tax that the Parent (or partners or members) actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of the Parent’s receipt of such Tax Payments or refunded to the Company.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either (a) by the Company or any Guarantor or (b) or, if the Indebtedness being refunded, refinanced, replaced, defeased or discharged is an obligation of a Restricted Subsidiary that is not a Guarantor, by any Restricted Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Bain Capital, LLC and its Affiliates.

“Pro Forma Cost Savings” means operating expense reductions with respect to an Investment, acquisition, disposition, merger or consolidation that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within twelve months following any such transaction, including, but not limited to, the execution or termination of any contracts, reduction of costs related to administrative functions, the termination of any personnel or the closing (or approval by the Board of Directors of the Company of any closing) of any facility, as applicable, provided that in any case such adjustments are set forth in an Officers’ Certificate signed by the Company’s Chief Financial Officer and delivered to the Trustee that states (a) the amount of such adjustment or adjustments, (b) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (c) that any related incurrence of Indebtedness is permitted pursuant to the Indenture.

“Qualified Parent Indebtedness” means any Indebtedness incurred by the Parent or any other direct or indirect parent of the Company to finance some or all of its acquisition of assets of another Person (whether through the direct acquisition of such assets or the acquisition of Capital Stock of any Person owning such assets) that is designated by the Chief Financial Officer of the Company as Qualified Parent Indebtedness for purposes of the Indenture; provided that (a) such assets are used or useful in a Permitted Business and are contributed within five business days of the acquisition thereof to the Company or a Wholly Owned Restricted Subsidiary of the Company and (b) at the time such Indebtedness is designated as Qualified Parent Indebtedness, the Company could have incurred such Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or as Permitted Debt.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary:

(1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(a) is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(b) is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction; or

(c) subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction;

(2) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than customary fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3) with which neither the Company nor any Restricted Subsidiary of the Company has any obligation to maintain or preserve such Restricted Subsidiary’s financial condition or cause such Restricted Subsidiary to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Senior Debt” means:

(1) all Indebtedness of the Company or any Guarantor outstanding under Credit Facilities (including, without limitation, the Credit Agreement) and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company;

(2) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or of its Subsidiaries;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the Indenture; or

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of Section 1111(b)(1) of the Bankruptcy Code.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on August 13, 2004.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of August 13, 2004, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2009; provided, however, that if the period from the redemption date to August 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as would be shown on the Company’s consolidated balance sheet in accordance with GAAP on the date of determination.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.11 of the Indenture, is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder’s Old Notes for New Notes, including the applicability and effect of any state, local or non-U.S. tax law.

The exchange of the Old Notes for New Notes pursuant to the exchange offer should not be treated as an “exchange” for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 16, 2006, all dealers effecting transactions in the new securities may be required to deliver a prospectus.

Any broker-dealer who holds Transfer Restricted Securities (as defined in the registration rights agreement governing the Notes) that were acquired for the account of such broker-dealer as a result of market-making activities or other trading activities (other than initial Notes acquired directly from the Company or any affiliate of the Company), may exchange such Transfer Restricted Securities pursuant to the exchange offer.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities against certain liabilities.

LEGAL MATTERS

Certain legal matters in connection with the exchange of the Notes will be passed upon for us by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2004 and for the period from August 14, 2004 to December 31, 2004 and the Combined Financial Statements as of December 31, 2003 and for the period January 1, 2004 to August 13, 2004 and for the two years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The phosphates market and industry data for the period from 2002 to 2004 included in this prospectus has been so included in reliance on the reports and other data of British Sulphur Consultants, a business consulting firm and publisher for the fertilizer and chemical industry, given on the authority of said firm as experts in the production of such industry data.

AVAILABLE INFORMATION

Under the terms of the indenture, we agree that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will furnish, or will cause the trustee to furnish, to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries, if any, and with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Information filed with the SEC may be read and copied by the public at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A (d) (4) under the Securities Act.

Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements for the period from August 14, 2004 to December 31, 2004, and the Combined Financial Statements for the periods of January 1, 2004 to August 13, 2004 and the year ended December 31, 2003 and 2002:

Reports of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2004 and December 31, 2003	F-4
Statements of Operations for the periods from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004 and the years ended December 31, 2003 and 2002	F-5

Statements of Stockholders Equity, Owner’s Net Investment and Other Comprehensive Income (Loss) for the periods from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004 and the years ended December 31, 2003 and 2002

F-6
Statements of Cash Flows for the periods from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004 and the years ended December 31, 2003 and 2002	F-7
Notes to Financial Statements	F-8

Condensed Consolidated Financial Statements for the nine month period ending September 30, 2005 and for the three month period ended September 30, 2005, the Consolidated Financial Statements August 14, 2004 to September 30, 2004 and the Combined Financial Statements for the periods January 1, 2004 to August 13, 2004 and July 1, 2004 to August 13, 2004:

Condensed Balance Sheet (unaudited) as of September 30, 2005 and December 31, 2004	F-53

Condensed Statements of Operations (unaudited) for the three and nine month periods ended September 30, 2005, and for the period from August 14, 2004 to September 30, 2004, and for the period from July 1, 2004 to August 13, 2004, and for the period from January 1, 2004 to August 13, 2004

F-54
Condensed Statement of Stockholders’ Equity as of December 31, 2004 and as of September 30, 2005	F-56

Condensed Statements of Cash Flows (unaudited) for the nine month period ended September 30, 2005, and for the period from August 14, 2004 to September 30, 2004, and for the period from January 1, 2004 to August 13, 2004

F-57
Notes to Condensed Financial Statements	F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Rhodia S.A.:

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of owner’s net investment and other comprehensive income and of cash flows present fairly, in all material respects, the financial position of the Rhodia Phosphates Business (the “Phosphates Business”) at December 31, 2003, and the results of their operations and their cash flows for the period January 1, 2004 to August 13, 2004 and the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Phosphates Business’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Phosphates Business is comprised of businesses which are integrated with the business of Rhodia S.A. (“Rhodia”); consequently, as indicated in Note 1, these financial statements have been derived from the accounting records of Rhodia and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the Phosphates Business relies on Rhodia and its other businesses for administrative, management, research and other services. Accordingly, these combined financial statements do not necessarily reflect the financial position, results of operations, and cash flows of the Phosphates Business had it been a stand alone company.

/s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey

November 16, 2004, except for Note 18, not appearing herein, as to which the date is January 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Innophos, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders equity and other comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Innophos, Inc. and its subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the period from August 14, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

April 5, 2005

INNOPHOS, INC. AND SUBSIDIARIES

Balance Sheets

(In thousands)

	Consolidated Successor	Combined Predecessor
	December 31,
	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$12,762	$3,345
Accounts receivable:
Affiliates		14,247
Trade and other	66,324	38,442
Inventories	66,563	61,849
Other current assets	19,977	18,541

Total current assets	165,626	136,424
Property, plant and equipment, net	333,549	298,235
Goodwill	50,851	110,581
Intangibles and other assets, net	80,865	24,756

Total assets	$630,891	$569,996

LIABILITIES, STOCKHOLDERS EQUITY AND OWNER’S NET INVESTMENT

Current liabilities:
Short-term borrowings and current portion of long-term debt:
Affiliates	$—	$151,270
Other	1,780	57,011
Accounts payable:
Affiliates	—	9,155
Trade and other	40,068	27,278
Other current liabilities	35,722	13,400

Total current liabilities	77,570	258,114
Long-term debt	382,775	1,660
Other long-term liabilities	31,821	69,649

Total liabilities	492,166	329,423

Commitments and contingencies (Note 17)

Owner’s net investment	—	240,573
Common Stock (Authorized and issued shares 1,000; par value $.001)	—
Paid-in Capital	139,923	—
Retained Earnings	(775)	—
Other comprehensive income (loss)	(423)	—

Total stockholders equity and owners net investment	138,725	240,573

Total liabilities, stockholders equity and owners net investment	$630,891	$569,996

See notes to consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Statements of Operations

(In thousands)

	Consolidated Successor	Combined Predecessor	Combined Predecessor	Combined Predecessor
	August 14, 2004 to December 31, 2004	January 1, 2004 to August 13, 2004	Year Ended December 31,
			2003	2002
Net sales	$205,607	$332,721	$503,920	$511,806
Cost of goods sold	177,568	277,014	422,914	406,049

Gross profit	28,039	55,707	81,006	105,757

Operating expenses:
Selling, general and administrative expenses	18,907	22,875	38,452	38,920
R&D expenses	964	3,106	4,816	5,294
In-process R&D	1,200	—	—	—
Goodwill impairment	—	—	17,600	—
Restructuring	119	1,783	2,082	1,675
Asset securitization, net	—	(66)	963	1,776

Total operating expenses	21,190	27,698	63,913	47,665

Operating income	6,849	28,009	17,093	58,092
Interest expense	11,065	3,098	3,351	4,175
Foreign exchange losses	315	627	1,735	207
Other expense (income), net	(50)	22	146	86

Income (loss) before income taxes	(4,481)	24,262	11,861	53,624
Provision/(benefit) for income taxes	(3,706)	8,954	11,245	19,279

Net income (loss)	$(775)	$15,308	$616	$34,345

See notes to consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Statements of Stockholders Equity, Owner’s Net Investment, and Other Comprehensive Income (Loss)

(In thousands)

Predecessor—Combined	Owners Net Investment	Common Stock	Retained Earnings	Paid-in Capital	Other Comprehensive Income/(Loss)	Total Shareholders Equity
Balance, January 1, 2002	$292,052	—	—	—	—	$292,052

Net Income	$34,345	—	—	—	—	$34,345

Other comprehensive income, net of tax						$34,345

Reduction of advances from Rhodia, net	$(54,793)	—	—	—	—	$(54,793)

Balance, December 31, 2002	$271,604					$271,604

Net Income	$616	—	—	—	—	$616

Other comprehensive income, net of tax						$616

Reduction of advances from Rhodia, net	$(31,647)	—	—	—	—	$(31,647)

Balance, December 31, 2003	$240,573					$240,573

Net Income	15,308	—	—	—	—	$15,308

Other comprehensive income, net of tax						$15,308

Reduction of advances from Rhodia, net	$(21,478)	—	—	—	—	$(21,478)

Balance, August 13, 2004	$234,403	—	—	—	—	$234,403

Successor—Consolidated
Balance, August 13, 2004	—	—	—	—	—	—
Issuance of common stock	—	—	—	$139,923	—	$139,923
Net income (loss)	—	—	$(775)	—	—	$(775)
Minimum pension liability adjustment, (net of tax $228)	—	—	—	—	$(423)	$(423)

Other comprehensive income (loss), net of tax						$(1,198)

Balance, December 31, 2004	—	—	$(775)	$139,923	$(423)	$138,725

See notes to condensed consolidated and combined financial statements.

INNOPHOS INC. AND SUBSIDIARIES

Statements of Cash Flows (In thousands)

	Consolidated Successor	Combined Predecessor	Combined Predecessor	Combined Predecessor
	August 14, 2004 to December 31, 2004	January 1, 2004 to August 13, 2004	Year Ended December 31,
			2003	2002
Cash flows from operating activities:
Net income (loss)	$(775)	$15,308	$616	$34,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,057	22,182	30,846	27,844
Goodwill impairment	—	—	17,600	—
Deferred income taxes/(benefit)	(3,841)	152	(1,246)	1,997
Profit sharing	—	(23)	208	688
Non-cash charges related to inventory fair value adjustment	6,400	—	—	—
Non-cash charges related to in-process R&D	1,200	—	—	—
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(49,562)	(1,943)	(4,162)	1,747
(Increase)/decrease in inventories	(6,634)	1,444	4,791	5,800
(Increase) in other current assets	(13,119)	(4,415)	(6,652)	(723)
(Decrease)/increase in accounts payable	24,415	7,064	(10,123)	5,201
(Decrease) in other current liabilities	18,548	5,618	(5,180)	(17,598)
Changes in other long-term assets, liabilities and other comprehensive income (loss), net	(64)	(1,292)	(350)	18

Net cash provided from /(used in) operating activities	(5,375)	44,095	26,348	59,319

Cash flows from investing activities:
Capital expenditures	(4,046)	(2,745)	(13,107)	(12,557)
Acquisition of Phosphates business	(473,406)	—	—	—
Costs of acquisition	(8,980)	—	—	—
Proceeds from sales of assets	—	—	515	1,134
Other investing activities	—	112	(81)	(2,367)

Net cash from/(used for) investing activities	(486,432)	(2,633)	(12,673)	(13,790)

Cash flows from financing activities:
Proceeds from issuance of long-term bonds	190,000	—	—	—
Proceeds from term-loan	178,000	—	—	—
Borrowings under revolving lines of credit	18,500	—	—	—
Capital contribution	139,923	—	—	—
Principal payments of term-loan	(445)	—	—	—
Repayment of revolver	(1,500)	—	—	—
Deferred financing costs	(21,426)	—	—	—
Net change in borrowings with Rhodia	—	(4,394)	633	7,689
Borrowings from banks and other	—	—	16,766	16,193
Repayments to banks and other	—	(17,004)	(14,128)	(13,107)
Net reduction in advances from Rhodia	—	(21,889)	(13,144)	(56,903)
Change in book overdrafts	—	—	(457)	457

Net cash from/(used for) financing activities	503,052	(43,287)	(10,330)	(45,671)

Net change in cash	11,245	(1,825)	3,345	(142)
Cash and cash equivalents at beginning of period	1,517	3,345	—	142

Cash and cash equivalents at end of period	$12,762	$1,520	$3,345	$—

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(In thousands, except where noted)

(1) Basis of Statement Presentation:

Summary of Significant Accounting Policies

Description of Business and Principles of Consolidation and Combination

Innophos, Inc. and its Subsidiaries, (“Company”) is a specialty phosphates producer in North America. Specialty phosphates include purified phosphoric acid and its downstream phosphate derivatives. Specialty phosphates are used as ingredients in a wide variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications.

The accompanying financial statements are presented under two different (“Predecessor” and “Successor”) bases of accounting. Prior to August 13, 2004, under the “Predecessor” basis of accounting, the combined financial statements of the Rhodia Phosphates Business (the “Phosphate Business”) include the assets, liabilities and results of operations of the Phosphates Business in the United States located at the Chicago Heights, Illinois, Chicago, Illinois (Waterway), Nashville, Tennessee and Geismar, Louisiana facilities which were owned by Rhodia Inc.; the Phosphates Business in Canada located at the Port Maitland, Ontario and Buckingham, Quebec facilities which were owned by Rhodia Canada Inc.; and the Phosphates Business in Mexico located at the Mission Hills, Guanajuato facility which was owned by Rhodia de Mexico S.A. de C.V. The combined financial statements also include the accounts of Rhodia Troy Grupo Industrial S.A. de C.V. and Rhodia Mexicana S.A. de C.V. and their direct subsidiaries Rhodia Fosfatados de Mexico S.A. de C.V. and Rhodia Servicios de Mexico S.A. de C.V. which were engaged in the Phosphates Business in Mexico located at the Coatzacoalcos, Veracruz facility.

Rhodia Inc., Rhodia Canada Inc., Rhodia de Mexico S.A. de C.V., Rhodia Troy Grupo Industrial S.A. de C.V., Rhodia Mexicana S.A. de C.V., Rhodia Fosfatados de Mexico S.A. de C.V. and Rhodia Servicios de Mexico S.A. de C.V. were indirect, wholly-owned subsidiaries of Rhodia, S.A. (“Rhodia”), an international specialty chemicals company.

The entities and operations that comprised the Phosphates Business were derived from the accounting records of Rhodia and have been accounted for at historical costs and combined on the basis of a reorganization of companies under common control.

The combined statements of income include all revenues and expenses attributable to the Phosphates Business, including the allocated costs of facilities, functions and services used by the Phosphates Business at shared sites and costs for certain functions and services performed by Rhodia and its subsidiaries that were charged to the Phosphates Business. All allocations and estimates in these condensed combined financial statements are based on activity-based drivers (service or usage) or formula-based drivers (net sales, employees, capital employed) that the Phosphates Business’ management believes are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Phosphates Business had been operated as a separate entity.

All intercompany transactions and balances between entities and operations included in the Phosphates Business have been eliminated.

On August 13, 2004, under the “Successor” basis of accounting, a newly formed holding company, Innophos Holdings, Inc. (“Holdings”), owned by Bain Capital Partners, LLC (“Bain Capital”), acquired 100% of the common stock of Innophos Inc. Innophos Inc. and its subsidiaries acquired from Rhodia the assets of the United States, Port Maitland, Ontario and Mission Hills, Mexico operations, as well as the common stock of

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

certain Mexican subsidiaries which together comprised the Phosphate Business. The purchase price was $473.4 million and was subject to subsequent post closing working capital adjustments as defined in the purchase agreement related to the transaction. The aggregate cash costs together with the costs and fees necessary to consummate the transaction were financed by equity contributions of $139.9 million, issuance of $190.0 million of Senior Subordinated Notes due in 2014 and a senior credit facility which includes a six-year $220.0 million term loan facility and a five-year $50.0 million revolving credit facility. The purchase of the Company is hereafter referred to as the “Transaction”.

The Successor Financial Statements are consolidated and include the accounts of Innophos Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Certain assets, liabilities and expenses that are included in the combined financial statements of the Phosphates Business were retained by Rhodia, principally certain working capital components related to the US, Canadian and Mission Hills operations, certain intercompany indebtedness, the asset securitization program, the capital lease obligations, the long-term debt associated with the Chicago Heights facility, the environmental liabilities associated with the Buckingham, Quebec facility, and Rhodia Mexicana S.A. de C.V.’s and Rhodia Canada Inc.’s investments in Albright & Wilson PAAD Ltda.

The unaudited, supplemental pro forma information provided reflects the Transaction as if it had occurred on January 1, 2003. Included in these pro forma adjustments are the consideration of the fair value of the property, plant and equipment and intangibles; amortization expense of the deferred financing fees; the interest expense related to the new debt; and other contractual arrangements which arose from the Transaction. The unaudited, supplemental pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the transaction actually been consummated as of January 1, 2003, nor is it indicative of future results of the operations.

	For year ended December 31, 2004	For year ended December 31, 2003
Pro forma Net Sales	$535,662	$500,208
Pro forma Net Income (loss)	(1,121)	(26,059)

The acquisition of the Company has been accounted for in accordance with SFAS No. 141 “Business Combinations.” The purchase price was allocated to the assets acquired and the liabilities assumed based on the estimates of their respective fair values at the date of acquisition. Fair values were determined by management estimates. The fair value of each identifiable intangible asset was determined by the use of discounted cash flows taking into consideration certain various valuation methodologies, such as, relief-from-royalty method for the trademarks, tradenames, developed technology and application patents, excess earnings method for the customer relationships and in-process R&D, the discounted income method for license agreements, and the present value of the incremental benefits for supply contracts.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

August 14, 2004
Total acquisition consideration:
Cash paid upon acquisition	$473,406
Liabilities assumed	67,416
Acquisition related costs	8,980

549,802
Less: Book value of net assets acquired	366,274

$183,528

Fair value adjustment for inventory	$6,400
Fair value adjustment for property, plant and equipment	64,177
Acquired in-process research and development	1,200
Application patents and developed process technology	36,600
Tradenames	8,100
License agreements	1,200
Supply contracts	4,900
Customer relationships	10,100
Goodwill	50,851

$183,528

The aggregate amortization expense for the period from August 14, 2004 through December 31, 2004 for the identifiable intangibles was $2,201. The identifiable intangibles are being amortized on a straight-line basis over an average useful life of 11 years.

As a result of the transaction, acquired in-process research and development of $1,200 that was not technological feasible was expensed in the period from August 14, 2004 to December 31, 2004, thereby reducing operating income for the period. These research and development assets are in the developmental stage bearing technical risks of success with no current products or revenue streams.

The carrying value of inventory was increased $6,400 to reflect the inventory fair value at August 14, 2004. The effect of the fair value adjustment is to increase the cost of goods sold and thereby reducing gross profit in future periods when the inventory is sold. The Company sold most of that inventory within 2 months after the closing of the transaction, and all of the $6,400 was expensed in the period from August 14, 2004 to December 31, 2004.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Fair value opening Balance Sheet

August 14, 2004
Current assets	$95,577
Property, plant and equipment	344,671
Goodwill	50,851
Identifiable intangibles	62,100
Other assets	22,140

Total assets	$575,339

Current portion of long-term debt	$1,780
Current liabilities	32,827
Long-term debt	366,220
Other long-term liabilities	34,589
Stockholders’ equity	139,923

Total liabilities and stockholders’ equity	$575,339

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Some of the more significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation allowances and the recoverability of long-lived assets. Management routinely reviews its estimates and assumptions utilizing currently available information, changes in facts and circumstances, and historical experience.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable is recorded at the invoiced amount and does not bear interest. The collectibility of accounts receivable is evaluated based on a combination of factors. Allowances for doubtful accounts are recorded based on the length of time the receivables are past due and historical experience. In circumstances when it is probable that a specific customer is unable to meet its financial obligations, an allowance is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably expected to be collected.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the basis of the first-in, first-out method. These costs include raw materials, direct labor, manufacturing overhead and depreciation. Inventories are evaluated for excess quantities, obsolescence or shelf-life expiration. This evaluation includes an analysis of historical sales levels by product and projections of future demand. To the extent management determines there are excess, obsolete or expired inventory quantities, valuation reserves are recorded against an appropriate portion of the value of the related products.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. The cost and related accumulated depreciation of all property, plant and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gain or loss is reflected in net income. Interest is capitalized in connection with the construction of major renewals and improvements. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Depreciation is calculated on the straight-line basis over the estimated useful lives of the related assets, ranging from ten to forty years for buildings and improvements, and three to twenty years for machinery and equipment. Leasehold improvements are amortized over the lease term or the estimated useful life of the improvement, whichever is less.

Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net assets of businesses acquired. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) replaces the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. SFAS No. 142 requires a comparison, at least annually, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market for such unit. The Company’s annual impairment test for impairment of all reporting units occurs during the fourth quarter of each year.

Other Intangible Assets

Other intangible assets, which consist of developed technology, a supply agreement, customer relationships, tradenames, a non-compete agreement, patents, licenses and software, are amortized on a straight-line basis over their estimated useful lives. For capitalized software the amortization period is three to five years; all other identifiable intangibles amortization period is up to twenty years.

External direct costs in developing or obtaining internal use computer software and payroll, and payroll-related costs for employees dedicated solely to the project, to the extent of the time spent directly on the project and which they meet the requirements of SOP 98-1, are capitalized.

Long-Lived Assets

Long-lived assets including property, plant and equipment and amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. Impairments to long-lived assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell.

Under the predecessor period, the long-lived assets of the Phosphates Business are presented in the accompanying combined financial statements as long-lived assets to be held and used, and the evaluation of impairment does not give any effect to the Rhodia’s intention to sell the Phosphates Business.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”) addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operations of a long-lived asset. SFAS No. 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement cost is then capitalized as part of the carrying value of the long-lived asset and subsequently charged to expense over the asset’s useful life.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales only if: (a) the transferred assets have been isolated from the Phosphates Business and its creditors, even in bankruptcy or other receivership, (b) the transferee has the right to pledge or exchange the transferred assets, or, is a qualifying special-purpose entity and the holders of beneficial interests in that entity have the right to pledge or exchange those interests and (c) the Phosphates Business does not maintain effective control over the transferred assets.

Revenue Recognition

Revenues are recognized upon transfer of title and risks of loss, when persuasive evidence of an arrangement exists, delivery has occurred, the customer’s price is fixed or determinable and collectibility is reasonably assured. Rebates are recorded as a reduction of Net sales.

Shipping and Handling Fees and Costs and Advertising Expenses

Shipping and handling fees and costs invoiced to customers are included in Net sales. Shipping and handling fees and costs incurred by the Company are included in Cost of goods sold. Advertising expenses, which are not significant, are expensed as incurred.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Canadian and Mexican operations. Accordingly, these operations monetary assets and liabilities are translated at current exchange rates, non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses related to monetary assets and liabilities are translated at average exchange rates and at historical exchange rates for the related revenue and expenses of non-monetary assets and liabilities. All translation gains and losses are included in net income.

Research and Development Expenses

Research and development expenditures, including expenditures relating to the development of new products and processes and significant improvements and refinements to existing products, are expensed as incurred.

Income Taxes

The Company is included in a consolidated return of Innophos Holdings, Inc., our parent company; as a result the income tax provision has been prepared on a separate return basis. Certain of the Mexican subsidiaries file separate tax returns and current income taxes receivable or payable are reflected on the accompanying combined balance sheets. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial statements and tax bases using enacted tax rates applied to those differences. During the predecessor periods, the US and Canada tax amounts calculated on a separate return basis as currently receivable or payable have been included in Owner’s net investment.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Deferred tax assets are assessed for recoverability and a valuation allowance is considered if it is unlikely that the associated tax benefit will be recognized.

Environmental Costs

Environmental liabilities are recorded when it is probable that these liabilities have been incurred and the amounts can be reasonably estimated. These liabilities are estimated based on an assessment of many factors, including the amount of remediation costs, the timing and extent of remediation actions required by the applicable governmental authorities, and the amount of the Company’s liability after considering the liability and financial resources of other potentially responsible parties. Generally, the recording of these accruals coincides with the assertion of a claim or litigation, completion of a feasibility study or a commitment to a formal plan of action. Anticipated recoveries from third parties are recorded as a reduction of expense only when such amounts are deemed certain.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is composed of net income, adjusted for changes in other comprehensive income items such as minimum pension liabilities. In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company has identified and reported other comprehensive income in the stockholders equity section.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued SFAS No. 151 and revised SFAS No. 123R, which are summarized below.

SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is assessing the potential impact, if any, the adoption of this statement may have on its financial position or results of operation.

SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), replaces SFAS No. 123. In addition, SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense based on their fair values. Currently, the Company has not granted any stock options under the stock option program. However, should the Company grant such awards, this Statement applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date.

(2) Related Party Transactions:

In connection with the acquisition, the Company entered into an advisory agreement with Bain Capital. This agreement is for general executive and management services, merger, acquisition and divestiture assistance, analysis of financial alternatives and finance, marketing, human resource and other consulting services. In

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

exchange for these services, Bain Capital will receive an annual advisory services fee of $2 million plus reasonable out-of-pocket expenses. Additionally, Bain Capital is entitled to transaction fees of 1.0% of the total value of the transaction, plus reasonable out-of-pocket expenses, on the completion of any financing transaction, change in control transaction, material acquisition or divestiture by Holdings or its subsidiaries.

This agreement has a multi-year initial term, and thereafter is subject to automatic one-year extensions unless Holdings or Bain Capital provides written notice of termination; provided, however that if the advisory agreement is terminated due to a change in control or an initial public offering of Innophos prior to the end of its term, then Bain Capital will be entitled to receive the present value of the advisory services fee that would otherwise have been payable through the end of the term. Bain Capital receives customary indemnities under the advisory agreement.

Randolph Street Partners IV, LP. holds less than a 1% equity share of Innophos Holdings, Inc. Partners of Kirkland & Ellis are also partners in Randolph Street Partners IV LP. Kirkland & Ellis represents the Company in various legal matters. For the period August 14, 2004 to December 31, 2004, the Company incurred legal fees of $1,063 payable to Kirkland & Ellis. In addition, Kirkland & Ellis, representing Bain Capital and the Company during the Transaction, was paid $3,000.

During the predecessor periods, The Phosphates Business’ purchases of product from affiliates were $5,850, $5,659 and $5,223 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively. The Phosphates Business’ sales of product to affiliates were $8,414, $25,278 and $12,495 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively.

The Phosphate Business sold its products in the U.S. and Canada through four market-based enterprises: Specialty Phosphates, Food Ingredients, Rhodia Pharma Solutions and Home, Personal Care and Industrial Ingredients. The Specialty Phosphates enterprise was comprised solely of phosphate technology products. Certain costs, principally sales and marketing, were allocated from the Food Ingredients, Rhodia Pharma Solutions and Home, Personal Care and Industrial Ingredients enterprises. These allocations totaled $2,407, $11,697 and $9,299 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively, and are included in Selling, general and administrative expenses.

The Phosphates Business was charged for services performed by Rhodia Inc. and Rhodia Canada Inc., including services for administrative, facilities, finance, information technology, health, safety and environmental, human resources, legal, purchasing and warehousing, communications and insurance costs. The allocated costs for these services in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 were $12,042, $20,874 and $22,290, respectively. In the period from January 1, 2004 to August 13, 2004, $3,475 was charged to Cost of goods sold and $8,567 was charged to Selling, general and administrative expenses. In 2003, $7,620 was charged to Cost of goods sold and $13,254 was charged to Selling, general and administrative expenses. In 2002, $7,991 was charged to Cost of goods sold and $14,299 was charged to Selling, general and administrative expenses.

The Phosphates Business was charged for selling, general and administrative services performed by Rhodia. The allocated costs for these services in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 were $1,104, $1,747 and $1,239, respectively. In addition, the Phosphates Business’ Mexican operations were charged insurance costs by Rhodia of $688, $1,192 and $1,131 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively, which were charged to Cost of goods sold, and other services of $158 and $185 in 2003 and 2002, respectively, which were charged to Selling, general and administrative expenses.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

The Phosphates Business was charged for research and development services performed by Rhodia. The allocated costs for these services in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 were $1,488, $1,227 and $791, respectively, and were charged to Selling, general and administrative expenses.

The Phosphates Business was charged or allocated interest expense from Rhodia and its subsidiaries at market-based interest rates for short-term borrowings and long-term debt. The total interest expense charged or allocated to the Phosphates Business in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $1,812, $2,513 and $3,845, respectively, and are included in Interest expense (see Note 10).

The Phosphates Business was charged rental expense for its allocated portion of the sale/leaseback obligations. The total rental expense charged to the Phosphates Business in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $876, $2,404 and $2,107, respectively. The charge incurred for period January 1, 2004 to August 13, 2004 was included in interest expense, all other periods were included in Cost of goods sold (see Note 10).

The Phosphates Business was charged for its allocated portion of the asset securitization program net costs. The total amount charged (credited) to the Phosphates Business in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was ($66), $963 and $1,776, respectively (see Note 3).

(3) Transfers of Financial Assets:

Since December 1999, under the predecessor periods, the Phosphates Business participated in an asset securitization program that was administered by Rhodia Inc. whereby Rhodia Inc. sold, without recourse, on an ongoing basis, certain accounts receivables of the Phosphates Business to a wholly-owned, non-consolidated subsidiary of Rhodia Inc., which then sold undivided interests in the receivable to a receivables securitization company that was funded by the issuance of commercial paper to outside investors.

In January 2003, Rhodia Inc. terminated the initial program and began a new receivables securitization program whereby the Phosphates Business participated in an asset securitization program that was administered by Rhodia Inc. whereby Rhodia Inc. sold, without recourse, on an ongoing basis, certain accounts receivables of the Phosphates Business to a different wholly-owned non-consolidated subsidiary of Rhodia Inc., which then sold undivided interests in the receivables to a different commercial paper funded receivables securitization company for a three-year term. As with the previous program, the Phosphates Business had been allocated a portion of Rhodia Inc.’s retained residual interest in the receivables sold based on its portion of the total receivables sold, and based on the present values of discounted future cash flows of the portions sold and retained based on their relative fair values at the date of sale.

At December 31, 2003, $18,542, of the Phosphates Business’ allocated portion of accounts receivable had been sold under the programs of which $12,937, was retained by the Phosphates Business as the allocated portion of residual interests and is reflected in Accounts receivable in the accompanying balance sheet. The Phosphates Businesses’ allocated portion of cash received from these non-consolidated subsidiaries in the period from January 1, 2004 to August 13, 2004, and 2003 principally relating to cash received from the sale of receivables was $211.1 million and $319.4 million, respectively. The Phosphates Businesses’ allocated portion of cash remitted to these non-consolidated subsidiaries in the period from January 1, 2004 to August 13, 2004, and 2003, principally relating to the collection of cash from customers and the remittance of this cash to the non-consolidated subsidiaries was $213.7 million and $319.2 million, respectively. The Phosphates Business recognized in Other operating expenses an (income)/cost of ($66), $963 and $1,776 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively, related to its allocated portion of the costs of the securitization programs from Rhodia Inc.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

The key economic assumptions used in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 for measuring residual interests were a discount rate of 2.1%, 6% and 8%, respectively; a loss dilution rate of 31.9% to 44.0%, 26.6% to 37.3% (37 % at December 31, 2003) and 16.9% to 18% (18% at December 31, 2002), respectively; and a variable return to investors of LIBOR plus 1%, LIBOR plus 1% (2.2% at December 31, 2003) and LIBOR plus 1.25% (2.6% at December 31, 2002), respectively.

(4) Accounts Receivable—Trade & Other:

Accounts receivable—trade and other consist of the following:

	Successor 2004	Predecessor 2003

Trade accounts receivable	$66,324	$25,505
Residual interest in receivables transferred	—	12,937

	$66,324	$38,442

(5) Inventories:

Inventories consist of the following:

	Successor 2004	Predecessor 2003

Raw materials	$17,772	$16,643
Spare parts	6,082	6,749
Finished products	42,709	38,457

	$66,563	$61,849

(6) Other Current Assets:

Other current assets consist of the following:

	Successor 2004	Predecessor 2003

Creditable taxes (value added taxes)	$7,144	$9,058
Deferred income taxes	—	4,963
Prepaids	9,473	—
Other	3,360	4,520

	$19,977	$18,541

(7) Property, Plant and Equipment, net:

Property, plant and equipment, at cost, consist of the following:

	Successor 2004	Predecessor 2003

Land and buildings	$76,014	$89,536
Machinery and equipment	266,315	418,639
Construction-in-progress	5,968	9,067

	348,297	517,242
Less accumulated depreciation	14,748	219,007

	$333,549	$298,235

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Depreciation expense was $14,748, excluding depreciation expense of $38 in changes of inventory, $20,374, $27,596 and $24,679 in the period from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, 2003 and 2002, respectively, which excludes $826, $982 and $2,302 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively, of allocated depreciation and amortization charged from Rhodia Inc. (see Note 2).

During 2003, Rhodia Inc. removed certain machinery and equipment from its sale/leaseback program and substituted certain of the Phosphates Business’ machinery and equipment for a total fair value of $19,800. Included in Property, plant and equipment, net is $33,756 of which is the amount related to the Phosphates Business’ portion of the assets subject to capital leases at December 31, 2003.

(8) Goodwill:

Goodwill consists of the following:

	Successor 2004	Predecessor 2003

Stauffer Chemicals	$—	$71,781
Albright & Wilson	—	38,800
Rhodia Phosphates	50,851	—

	$50,851	$110,581

As of December 31, 2004, the allocation of Rhodia Phosphates goodwill to our reporting segments is as follows: United States is $7,237; Canada is $2,530; and Mexico is $41,084. The amount of goodwill recorded in the United States and Canada will be deductible for tax purposes.

Under the predecessor basis of accounting, goodwill impairment tests were performed for the Phosphates Business’ reporting units (U.S./Canada and Mexico). The methodology used consisted of developing discounted cash flows for each reporting unit, by applying a market-adjusted weighted average cost of capital (8% after tax in 2003) to the five-year, medium-term plans and determining a terminal value using estimated long-term growth rates. The goodwill impairment in 2003 of $17,600 relates to the Mexican reporting unit, principally resulting from the reduction of the long-term growth rate for this reporting unit from 2% to zero, reflecting the mature market conditions of its products.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

(9) Intangibles and Other Assets, net:

Intangibles and other assets consist of the following:

	Useful life (years)	Successor 2004	Predecessor 2003
Supply agreement, net of accumulated amortization of $786 for 2004 and $6,381 for 2003	2.5	$4,114	$20,431
Developed technology and application patents, net of accumulated amortization of $717 for 2004	10-20	35,883	—
Customer relationships, net of accumulated amortization of $193 for 2004	20	9,907	—
Tradenames and license agreements, net of accumulated amortization of $250 for 2004	20	9,050	—
Capitalized software, net of accumulated amortization of $141 for 2004 and $3,049 for 2003	3-5	955	1,263
Non-compete agreement, net of accumulated amortization of $114 for 2004 and $600 for 2003	2.5	600	900
Patents and Licenses, net of accumulated amortization of $150 for 2003		—	342
Total Intangibles		$60,509	$22,936
Deferred financing costs, net of accumulated amortization of $1,070 for 2004		$20,356	$—
Deferred income taxes		—	1,320
Other assets		—	500

Total other assets		$20,356	$1,820

		$80,865	$24,756

Amortization expense for intangibles, was $2,201, $1,808, $3,250 and $3,165 in the period from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, 2003 and 2002, respectively. Anticipated amortization expense for the next five years related to intangibles is as follows: 2005—$5,667, 2006—$5,491, 2007—$3,134, 2008—$3,134 and 2009—$3,006.

(10) Other Current Liabilities:

Other current liabilities consist of the following:

	Successor 2004	Predecessor 2003
Payroll related	$6,776	$1,627
Interest	6,674	—
Freight and rebates	5,328	2,537
Benefits and pensions	4,785	2,585
Taxes	3,160	2,946
Legal	1,393	—
Other	7,606	3,705

	$35,722	$13,400

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

(11) Short-term Borrowings and Long-Term Debt:

Short-term borrowings and long-term debt consist of the following:

	Successor 2004	Predecessor 2003
Senior credit facility	$194,555	$—
Senior subordinated notes	190,000	—
Notes payable to Rhodia	—	151,270
Notes payable to banks	—	15,666
Capital lease obligations	—	40,990
Other	—	2,015

	$384,555	$209,941
Less current portion	1,780	208,281

	$382,775	$1,660

The aggregate cash costs together with the costs and fees necessary to consummate the transaction were financed in part by the senior credit facility and the issuance of senior subordinated notes.

Senior Credit Facility

The senior credit facility consists of (1) a five-year $50.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit) and (2) a six-year $220.0 million term loan facility. The credit agreement requires us to make quarterly amortization payments of the term loan facility in quarterly amounts equal to approximately $550,000 in the first 5 years, and the principal balance payable in four equal quarterly installments in the sixth year. The following are the annual principal payments for the $220 million term loan facility:

Year Ending	Principal Payment
2004	$445
2005	2,201
2006	2,201
2007	2,201
2008	2,201
2009	53,926
2010	156,825

The term loan facility must be prepaid in an amount equal to (1) 100% of the net cash proceeds of all asset sales and dispositions by Holdings and its subsidiaries, subject to certain exceptions, (2) 100% of the net cash proceeds from any payment in respect of property or casualty insurance claim or any condemnation proceeding, subject to certain exceptions, (3) 100% of the net cash proceeds of issuances of certain debt obligations by Holdings and its subsidiaries, subject to certain exceptions, (4) 50% of the net cash proceeds from equity issuances by Holdings and its subsidiaries, subject to certain exceptions, and (5) 75% of Innophos’ annual excess cash flow (as defined in the credit agreement) in any fiscal year in which Holdings’ leverage ratio (as defined in the credit agreement) is greater than or equal to 3.0 to 1, or 50%, with respect to any fiscal year to the extent the total leverage ratio with respect to such year is less than 3.0 to 1.

Voluntary prepayments and commitment reductions are permitted in whole or in part, without premium or penalty, subject to minimum prepayment or reduction requirements.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

All of our obligations under the senior credit facility are unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary. The obligations under the senior credit facility (including the guarantees) are collateralized by substantially all of our present and future assets and all present and future assets of each guarantor, including but not limited to (1) a first-priority pledge of all of our capital stock and all of the outstanding capital stock owned by us or any guarantor in any domestic subsidiary, (2) a first-priority pledge of 66% of the outstanding capital stock owned by us or any guarantor in any first-tier foreign subsidiary, and (3) perfected first-priority security interests in all of our present and future assets and the present and future assets of each guarantor, subject to certain limited exceptions.

The senior credit facility provides for interest based upon a fixed spread above the banks’ prime lending rate or the LIBOR lending rate. The borrowings under the Term Loan facility bear interest at December 31, 2004 at 4.78%. The amount outstanding on the Term Loan as of December 31, 2004 was $177.6 million. As allowable under the Term Loan facility and within 180 days from the August 13, 2004 Transaction date, the Company is allowed to draw an additional $42.0 million. On February 4, 2005, the Company elected to borrow the remaining $42.0 million of the Term Loan. The proceeds from the additional $42.0 million borrowings were used in part to pay-off the $17.0 million outstanding amount of revolving credit facility.

The amount outstanding on the revolving credit facility at December 31, 2004 was $17.0 million. Loans under the revolving credit facility bear interest at a weighted average interest rate of 5.11%. The Company has issued approximately $2.7 million of letters of credit under the sub-facility as of December 31, 2004. In addition, the lenders under the revolving credit facility are paid a fee on unused commitments under that facility at a rate, for approximately the first five months after closing, equal to 0.50% per annum, and, thereafter, to be reduced to 0.375% so long as Innophos’ leverage ratio is equal to or less than 3.0 to 1. During the existence of any default under the credit agreement, the margin on all obligations under the senior credit facility shall increase by 2% per annum.

The credit agreement documentation contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting our and our subsidiaries’ ability to, among other things and subject to various exceptions, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments and enter into acquisitions and joint ventures, (5) incur additional indebtedness, (6) amend or otherwise alter the acquisition documents or any debt agreements, (7) make capital expenditures, (8) engage in mergers, acquisitions and asset sales, (9) conduct transactions with affiliates, (10) alter the nature of our businesses, or (11) change our fiscal quarter or our fiscal year. We and our subsidiaries are also required to comply with specified financial covenants (consisting of a leverage ratio, an interest coverage ratio and a senior leverage ratio) and various affirmative covenants.

Events of default under the credit agreement include, but are not limited to, (1) our failure to pay principal, interest, fees or other amounts under the credit agreement when due (taking into account any applicable grace period), (2) any representation or warranty proving to have been materially incorrect when made, (3) covenant defaults subject, with respect to certain covenants, to a grace period, (4) bankruptcy events, (5) a cross default to certain other debt, (6) unsatisfied final judgments over a threshold, (7) a change of control, (8) certain ERISA defaults, and (9) the invalidity or impairment of any loan document or any security interest.

In addition, the credit agreement includes customary provisions regarding breakage costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability and payments free and clear of withholding.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Borrowings under the senior credit facility are subject to the accuracy of representations and warranties (including the absence of any material adverse change in our condition) and the absence of any defaults (including any defaults under the financial covenants that are based on EBITDA). As of December 31, 2004, management believes the Company is in full compliance with the covenant requirements of the Senior Credit Facility. However the Company failed to deliver the Company’s report on Form 10-K for the year ended December 31, 2004 and its report on Form 10-Q for the period ended March 31, 2005, along with their respective narrative discussion and analysis, for which we received a bank waiver until June 14, 2005.

Deferred financing fees related to the senior credit facility are $9.9 million and are being amortized on a straight line basis which approximates the effective interest method.

2004 Senior Subordinated Notes

On August 13, 2004, Innophos Inc. issued $190.0 million aggregate principal amount of 8.875% senior subordinated notes due August 15, 2014. We issued the notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act. The Company does intend to file a registration statement related to these notes in 2005.

Interest. Interest on the notes accrues at the rate of 8.875% per annum and is payable semi-annually on February 15 and August 15. Interest on overdue principal and interest accrues at a maximum rate that is 1% higher than the then applicable interest rate on the notes. We make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

Subsidiary Guarantees. Innophos’ obligations under the notes are fully, unconditionally, jointly and severally guaranteed on a senior subordinated unsecured basis by all of Innophos’ existing and future domestic restricted subsidiaries. Currently, the only guarantor is our subsidiary, Innophos Mexico Holdings, LLC.

Optional Redemption. We may redeem any of the notes at any time on or after August 15, 2009, in whole or in part, in cash at the redemption prices described in the indenture governing the notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, on or before August 15, 2007, we may redeem up to 35% of the aggregate principal amount of notes with the net proceeds of certain underwritten equity offerings at a price of 108.875% of the principal amount of the 2004 Senior Subordinated Notes, plus accrued and unpaid interest and liquidated damages, if any, thereon. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes remains outstanding. We may redeem any of the notes at any time before August 15, 2009 in cash at 100% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption and a make-whole premium.

Change of Control. Upon a change of control, we may be required to make an offer to purchase each holder’s notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Certain Covenants. The indenture governing the 2004 Senior Subordinated Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

•	create liens;

•	permit dividend or other payment restrictions on our restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

Any dividends or similar payments to Holdings from Innophos Inc. will be treated as restricted payments under the indenture governing the 2004 Senior Subordinated Notes. Holdings will rely upon the ability of the Company to make such restricted payments to us in order for us to make any payments on the notes. The amount of all restricted payments that can be made by the Company is approximately equal to 50% of the consolidated net income (as defined in the indenture governing the 2004 Senior Subordinated Notes) of the Company since the beginning of the first fiscal quarter following the date on which the 2004 Senior Subordinated Notes were issued, plus 100% of the net cash proceeds received by the Company since the date of the indenture from the issue or sale of equity interests. The indenture governing the 2004 Senior Subordinated Notes prohibits all restricted payments if a default or event of default has occurred under that indenture or if Innophos’ fixed charge coverage ratio is below 2.0 to 1.0.

Deferred financing fees related to the senior subordinated notes are $11.5 million and are being amortized on a straight line basis which approximates the effective interest method.

2005 Floating Rate Senior Notes

On February 10, 2005, subsequent to our year-end, Innophos Investments Holdings, Inc. (a newly formed company) completed a private offering of $120 million floating rate senior notes due 2015. The use of the proceeds from the sale of the notes was a distribution to the stockholders of the Company. These notes were offered at an interest rate based on the three-month LIBOR plus 8% and will be reset quarterly. Interest on the notes accrues and is payable in arrears on February 15, May 15, August 15 and November 15 of each year. Interest is payable on and prior to February 15, 2010 in the form of additional notes and thereafter in cash. The notes are an unsecured obligation and will rank equally with all of our future senior obligations and senior to our future senior subordinated indebtedness. The notes would be subordinate to our future secured indebtedness. The 2005 Floating Rate Senior Notes issued by Innophos Investments Holdings, Inc. are not recorded on the financial statements of Innophos Inc., however, Innophos Investments Holdings, Inc. depends on the operations of Innophos, Inc. to fund the obligation.

The maturity of these floating rate senior notes is February 15, 2015.

Deferred financing fees related to the floating rate senior notes are $4.4 million and will be amortized on a straight line basis which approximates the effective interest method.

Total interest paid by the Company for all indebtedness in the period from August 14, 2004 to December 31, 2004 was $3,095.

During the predecessor period and at December 31, 2003, the notes payable to Rhodia were due March 19, 2004 with interest at 1.7%. At December 31, 2002, the notes payable to Rhodia were due March 31, 2003 with interest at 1.9%. The average interest rate for 2003 and 2002 related to debt to Rhodia was 1.7% and 2.4%, respectively. Total interest expense paid to Rhodia in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $1,728, $2,373 and $3,685, respectively. Interest rates are variable based on a spread over LIBOR.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

At December 31, 2003, the notes payable to banks were due January 14, 2004 to April 15, 2004 with interest at 4.2%. At December 31, 2002, the notes payable to banks were due January 6, 2003 to June 2, 2003 with interest at 2.7%. The average interest rate for 2003 and 2002 related to the bank debt was 3.3% and 2.7%, respectively. At December 31, 2002, notes payable to banks includes $5,142 of notes payable due January 21, 2003 to April 21, 2003 with interest at 1.4% that are collateralized by affiliates accounts receivable. Interest rates are variable.

At December 31, 2003 the capital lease obligations relate to the Phosphates Business’ allocated portion of two sale/leaseback transactions entered into by Rhodia Inc. that were previously classified as operating leases prior to modifications to Rhodia’s financing arrangements. The capital lease obligations had interest at the three-month LIBOR rate plus an applicable margin, adjusted quarterly. All capital lease obligations were considered current at December 31, 2003 due to Rhodia’s agreement to refinance or amend these arrangements. The lessors had security interests in the assets included in the capital lease obligations. The Phosphates Business’ allocated portion of the lease costs in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $876, $2,404 and $2,107, respectively. As such, these capital lease obligations related to the Phosphates business were acquired from the lessors by Rhodia so Rhodia can deliver to the Company certain equipment free and clear of all liens.

Other debt at December 31, 2003, consist of pollution control bonds totaling $1,440 and industrial revenue bonds totaling $575 relating to the Chicago Heights facility due September 1, 2008 with interest at 6.25%. Certain assets at the Chicago Heights facility are collateral for these bonds. The interest expense allocated to the Phosphates Business relating to these bonds in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $84, $140 and $160, respectively. These obligations were not assumed by the Company as part of the Transaction.

The aggregate maturities of short-term borrowings and long-term debt are $208,281 in 2004, $380 in 2005, $400 in 2006, $425 in 2007 and $455 in 2008.

Total interest paid in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $3,098, $3,351 and $4,175, respectively.

(12) Other Long-Term Liabilities:

Other long-term liabilities consist of the following:

	Successor 2004	Predecessor 2003
Environmental liabilities	$700	$6,138
Profit sharing liabilities	2,962	2,944
Deferred income taxes	27,894	60,567
Other liabilities	265	—

	$31,821	$69,649

(13) Common Stock:

Innophos Inc. has 1,000 shares issued and outstanding, which are all owned by Innophos Holdings, Inc. Innophos Holdings, Inc. has authorized 99,999,999 shares of Class A common stock, par value $.001 and

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Innophos Holdings, Inc. has authorized 11,111,111 shares of Class L common stock, par value $.001. Innophos Holdings Inc. had outstanding as of December 31, 2004: 43,944,074 of Class A common stock; and 4,882,676 of Class L common stock.

The Class A common stock is the same as the Class L common stock, except that the Class L common stock is entitled to a preference over the Class A common stock with respect to any distribution by Holdings to holders of its capital stock. After payment of such preference amount, each share of Class A common stock and Class L common stock will participate ratably in all distributions by Holdings to holders of its capital stock.

(14) Restructuring Costs:

During the period from August 14, 2004 to December 31, 2004, the Company recorded restructuring charges of $119 related to employee termination benefits in our Mexican operations. The employee termination benefits resulted in cash payments of $119 during the period of August 14, 2004 to December 31, 2004.

During the predecessor period and in connection with Rhodia’s global strategy to reduce fixed costs and improve competitiveness in the chemicals sector, the Phosphates Business’ management commenced various restructuring plans to streamline plant operations, consolidate facilities and reduce headcount.

During the period from January 1, 2004 to August 13, 2004, the Phosphates Business recorded restructuring charges of $1,783, principally related to employee termination benefits. These actions, as well as those previously recorded, resulted in cash payments of $2,239 for employee termination benefits and facility closure costs during the period.

During 2003 and 2002, the Phosphates Business recorded restructuring charges of $2,082 and $1,675, respectively, principally related to employee termination benefits. These actions, as well as those previously recorded, resulted in cash payments of $3,363 and $4,686, respectively, for employee termination benefits and facility closure costs during 2003 and 2002. At December 31, 2003 and 2002, the Phosphates Business had $1,773 and $3,054, respectively, of accruals for employee termination benefits and facility closure costs.

The following tables reflect the changes in the restructuring reserves for the two years ended December 31, 2003. In 2003 and 2002, the Phosphates Business accrued employee termination benefits for the elimination of 64 administrative and manufacturing positions in 2003 and 50 administrative and manufacturing positions in 2002, 63 and 50 of these positions, respectively, were eliminated.

The liabilities related to the restructuring charges recorded during the predecessor periods have been retained by Rhodia.

	Employee Termination Benefits	Closure Costs	Total
2003 Restructuring Plan
New provisions	$1,852	$—	$1,852
Expenditures charged to the reserve	(1,370)	—	(1,370)

Balance, December 31, 2003	$482	$—	$482

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

	Employee Termination Benefits	Closure Costs	Total
2002 Restructuring Plan
New provisions	$1,590	$—	$1,590
Expenditures charged to the reserve	(1,590)	—	(1,590)

Balance, December 31, 2002	$—	$—	$—

	Employee Termination Benefits	Closure Costs	Total
Pre-2002 Restructuring Plans
Balance, December 31, 2001	$3,474	$2,591	$6,065
Expenditures charged to the reserve	(2,220)	(876)	(3,096)
Revisions of previous estimates	220	(135)	85

Balance, December 31, 2002	1,474	1,580	3,054
Expenditures charged to the reserve	(584)	(1,409)	(1,993)
Revisions to previous estimates	(299)	529	230

Balance, December 31, 2003	$591	$700	$1,291

	Employee Termination Benefits	Closure Costs	Total
All Restructuring Plans
Balance, December 31, 2001	$3,474	$2,591	$6,065
New provisions	1,590	—	1,590
Expenditures charged to the reserve	(3,810)	(876)	(4,686)
Revisions of previous estimates	220	(135)	85

Balance, December 31, 2002	1,474	1,580	3,054
New provisions	1,852	—	1,852
Expenditures charged to the reserve	(1,954)	(1,409)	(3,363)
Revisions to previous estimates	(299)	529	230

Balance, December 31, 2003	$1,073	$700	$1,773

(15) Pension Plans and Postretirement Benefits:

Innophos, Inc. maintains both noncontributory defined benefit pension plans and defined contribution plans that together cover substantially all U.S. and Canadian employees.

In the United States, salaried and most hourly employees are covered by a defined contribution plan with a 401(k) feature. The plan provides for employee contributions, company matching contributions, and an age-weighted annual company contribution to eligible employees. Some union-represented hourly employees are covered by a traditional defined benefit plan providing benefits based on years of service and final average pay. Both of these plans were established by Innophos, Inc. in 2004.

In Canada, salaried employees are covered by defined contribution plans which provide for company contributions as a percent of pay, employee contributions, and company matching contributions. Union-

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

represented hourly employees are covered by a defined benefit plan providing benefits based on a negotiated benefit level and years of service. The defined contribution plans were established by Innophos, Inc. in 2004; the defined benefit plan for union-represented hourly employees is a continuation of the Rhodia Canada Inc.’s pension plan for its Port Maitland union employees, which was included in the Transaction.

Innophos, Inc. also has other postretirement benefit plans covering substantially all of its U.S. and Canadian employees. Certain employee groups covered under the plans do not receive benefits post-age 65. In the United States, the health care plans are contributory with participants’ contributions adjusted annually, and limits on the company’s share of the costs; the life insurance plans are noncontributory. The effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) are not significant. In Canada, the plans are non-contributory.

Innophos, Inc. uses a December 31 measurement date for all of its plans. For the purposes of the following schedules, beginning of the year is August 14, 2004.

Obligations and Funded Status—U.S. Plans

At December 31

	Pensions 2004	Other 2004
Change in benefit obligation
Benefit obligation at August 14, 2004	$1,915	$3,012
Service cost	97	51
Interest cost	43	68
Actuarial (gain)/loss	106	103

Benefit obligation at end of year	$2,161	$3,234

Change in plan assets
Fair value of plan assets at August 14, 2004	—	—
Funded status	$(2,161)	$(3,234)
Unrecognized net prior service cost (benefit)	1,654	2,904
Unrecognized net actuarial loss (gain)	106	103

Net amount recognized	$(401)	$(227)

Amounts recognized in the statement of financial position consist of:

	Pension Benefits 2004	Other Benefits 2004
Accrued benefit cost	$(730)	$(227)
Intangible assets	329	—

Net amount recognized	$(401)	$(227)

The accumulated benefit obligation for the defined benefit pension plan was $730 at December 31, 2004.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

December 31, 2004
Projected benefit obligation	$2,161
Accumulated benefit obligation	$730
Fair value of plan assets	$—

Components of Net Periodic Benefit Cost:

	Pension Benefits 2004	Other Benefits 2004
Service cost	$98	$51
Interest cost	43	68
Amortization of prior service cost	61	108

Net periodic benefit cost	$202	$227

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Benefits 2004	Other Benefits 2004
Discount rate	5.75%	5.75%
Rate of compensation increase	3.00%	3.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,

	Pension Benefits 2004	Other Benefits 2004
Discount rate	6.00%	6.00%
Expected long-term return on plan assets	8.00%	N/A
Rate of compensation increase	3.00%	3.00%

Innophos, Inc.’s expected long-term rate of return on assets assumption is derived from a study conducted by our actuaries and investment managers. The study includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long-term return assumption for our U.S. plan effective January 1, 2005 will remain at 8%.

Assumed health care cost trend rates at December 31

2004
Health care cost trend rate assumed for next year	10.00%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2010

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	18	(16)

Plan Assets

As of December 31, 2004, the Innophos, Inc. Pension Investment Committee was in the process of establishing an investment policy designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash flow.

Cash Flows

Contributions

Innophos, Inc. expects to contribute $109 to its pension plan in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2005	$—	$21
2006	2	44
2007	7	70
2008	16	103
2009	28	139
Years 2010-2014	494	1,239

Defined Contribution Plan – U.S.

Innophos Inc.’s expense for the defined contribution plan was $868 for 2004.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Non-U.S. Plans

Obligations and Funded Status—Canadian Plans

At December 31

	Pension Benefits 2004	Other Benefits 2004
Change in benefit obligation
Benefit obligation at August 14, 2004	$4,475	$415
Service cost	50	10
Interest cost	112	10
Benefits Paid	(86)	(2)
Actuarial (gain)/loss	586	32

Benefit obligation at end of year	$5,137	$465

Change in plan assets

Fair value of plan assets at August 14, 2004	$3,733	$—
Actual return on plan assets	93	—
Employer contributions	221	2
Benefits paid	(85)	(2)
Fair value of plan assets at end of year	3,962	—

Funded status	(1,176)	(465)
Unrecognized net transition obligation/(asset)	—	404
Unrecognized net actuarial loss (gain)	620	32

Net amount recognized	$(556)	$(29)

Amounts recognized in the statement of financial position consist of:
	Pension Benefits 2004	Other Benefits 2004
Accrued benefit cost	$(1,176)	$(29)

Accumulated other comprehensive income	620	—
Net amount recognized	$(556)	$(29)

The accumulated benefit obligation for the defined benefit pension plan was $ 5,137 at December 31, 2004.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

December 31 2004
Projected benefit obligation	$5,137
Accumulated benefit obligation	$5,137
Fair value of plan assets	$3,962

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Components of Net Periodic Benefit Cost:

	Pension Benefits 2004	Other Benefits 2004
Service cost	$50	$10
Interest cost	112	10
Expected return on plan assets	(127)	—
Amortization of transition obligation	—	11

Net Periodic Benefit Cost	$35	$31

Additional Information

	Pension Benefits 2004	Other Benefits 2004
Increase in minimum liability included in other comprehensive income/(loss)	($620)	($32)

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31

	Pension Benefits 2004	Other Benefits 2004
Discount rate	6.00%	6.00%
Rate of compensation increase	—	—

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,

	Pension Benefits 2004	Other Benefits 2004
Discount rate	6.50%	6.50%
Expected long-term return on plan assets	7.50%	—
Rate of compensation increase	—	—

Assumed health care cost trend rates at December 31

2004
Health care cost trend rate assumed for next year	8.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$3	$(2)
Effect on postretirement benefit obligation	59	(48)

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Plan Assets

Innophos, Inc.’s pension plan weighted-average asset allocations at December 31, 2004 by asset category are as follows:

	Plan Assets at December 31
	2004	2003
Asset Category
Equity securities	55.5%	49.0%
Debt securities	43.9%	50.9%
Other	0.6%	0.1%
Total	100%	100%

The Pension Committee has promulgated a Statement of Investment Policies and Procedures based on the “prudent person portfolio approach” to ensure investment and administration of the assets of the Plan within the parameters set out in the Ontario Pension Benefits Act and the Regulations thereunder. Investment managers appointed by the Plan are directed to achieve a satisfactory return through a diversified portfolio consistent with acceptable risks and prudent management. In accordance with the investment and risk philosophy of the Committee, a target asset mix of 60% equities and 40% fixed income instruments has been established. Investment weightings and results are tested regularly against appropriate benchmark portfolios.

Cash Flows

Contributions

Innophos, Inc. expects to contribute $691 to its pension plan in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2005	$276	$7
2006	288	10
2007	299	17
2008	300	27
2009	308	28
Years 2010-2014	1,754	161

Defined Contribution Plans – Canada

Innophos Inc.’s expense for the defined contribution plans was $41 for 2004.

Mexico

In accordance with Mexican labor law, a Mexican employee is entitled to certain termination payments after reaching fifteen years of service. In addition, Mexican employees also participate in profit sharing based on 10% of adjusted taxable income. In the period from August 14, 2004 to December 31, 2004, Innophos Fosfatados de Mexico, S.A. de C.V., recorded provisions of $497 for these liabilities.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Predecessor Period

During the predecessor period, the U.S. Phosphates Business participated in Rhodia Inc.’s non-contributory, defined-benefit pension plans covering substantially all its employees. Normal retirement age is 65, however, the plans provide for early retirement. Benefits for salaried and some hourly employees are based on salary and years of service, while benefits for other hourly employees are based on negotiated benefits and years of service. In July 2003, a new defined-contribution plan was implemented in replacement of the defined-benefit pension plans for certain eligible new hires only. The defined-benefit plans will continue for current plan participants subject to the plan provisions on vesting and credited service. Current defined-benefit plan participants are eligible for continued accrual of vesting and credited service per plan provisions. In addition, the U.S. Phosphates Business participated in Rhodia Inc.’s voluntary defined-contribution plan (401(k)) that covers eligible employees.

The U.S. Phosphates Business participate in postretirement benefit plans which provide certain medical, dental and life insurance benefits to qualifying employees. The effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) are not significant.

The U.S. Phosphates business does not have separate pension and retirement benefit plans. However, it was allocated a portion of Rhodia Inc.’s costs based on eligible salaries and wages. The total allocation of pension and retirement, health and welfare, social security, unemployment compensation and benefit administrative expenses in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $6,275, $12,157 and $11,118, respectively.

In Canada, the Port Maitland union employees are covered under a pension plan. Benefits are based on negotiated benefits and years of service. Normal retirement age is 65; however, the plan provides for early retirement. Employees are fully vested with two years of plan membership. Employees can make voluntary contributions to the plan. Information concerning the funded status of this plan and the benefit obligations are not presented as the amounts are not significant.

The Port Maitland non-union employees participate in Rhodia Canada Inc.’s pension plan. Participating employees on December 31, 2000 had the option to stay in a defined benefit portion of the plan or to join the defined contribution portion of the plan. New employees after December 31, 2000 join the defined contribution portion of the plan. The defined benefits portion of the plan is based on salary. The defined contribution portion of the plan is based on salary with a partial company match. Normal retirement age is 65; however, the plan provides for early retirement. Employees are fully vested over two years.

The Port Maitland employees participate in postretirement benefit plans which provide certain medical, dental and life insurance benefits to qualifying employees.

The Canadian Phosphates business is allocated a portion of Rhodia Canada Inc.’s costs based on eligible salaries and wages. The total allocation of pension and retirement, health and welfare, social security, unemployment compensation and benefit administrative expenses in the period from January 1, 2004 to August 13, 2004, 2003 and 2002 was $850, $1,414 and $1,300, respectively.

In accordance with Mexican labor law, a Mexican employee is entitled to certain termination payments after reaching fifteen years of service. In addition, Mexican employees also participate in profit sharing based on 10% of adjusted taxable income. In the period from January 1, 2004 to August 13, 2004, 2003 and 2002, Rhodia Fosfatados de Mexico, S.A. de C.V., recorded provisions of $211, $208 and $688, respectively, for these liabilities.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

(16) Income Taxes:

	Successor		Predecessor		Predecessor		Predecessor
	For the period from August 14, 2004 to December 31, 2004		For the period from January 1, 2004 to August 13, 2004		2003		2002
	Income/ (loss) before income taxes	Income tax expense/ (benefit)	Income/ (loss) before income taxes	Income tax expense/ (benefit)	Income/ (loss) before income taxes	Income tax expense/ (benefit)	Income/ (loss) before income taxes	Income tax expense/ (benefit)
U.S.	$(5,142)	$90	$16,180	$6,230	$33,166	$13,666	$50,969	$19,777
Canada/Mexico	661	(3,796)	8,082	2,724	(21,305)	(2,421)	2,655	(498)

Total	$(4,481)	(3,706)	$24,262	$8,954	$11,861	$11,245	$53,624	$19,279

Current income taxes		$135		$8,802		$12,491		$17,282
Deferred income taxes		(3,841)		152		(1,246)		1,997

Total		$(3,706)		$8,954		$11,245		$19,279

A reconciliation of the U.S. statutory rate and income taxes follows:

	Successor	Predecessor	Predecessor	Predecessor
	For the period from August 14, 2004 to December 31, 2004	For the period from January 1, 2004 to August 13, 2004	2003	2002
Income tax expense/(benefit) at the U.S. statutory rate	$(1,568)	$8,492	$4,151	$18,768
State income taxes	15	596	1,281	1,931
Nondeductible goodwill impairment	—	—	6,160	—
Foreign tax rate differential	491	(105)	(1,124)	(1,427)
Change in valuation allowance	1,839	—
Non-deductible permanent items	32	(29)	777	7
Change in tax rates	(4,515)

Provision (Benefit) for income taxes	$(3,706)	$8,954	$11,245	$19,279

Deferred tax (assets)/ liabilities consist of the following:

	Successor 2004	Predecessor 2003
Fixed assets	$24,508	$54,831
Intangibles	(443)	7,989
Inventories	5,507	2,011
Other	(312)	(1,226)
Tax losses	(5,230)	(9,893)
Accrued liabilities	(1,922)	(5,736)
Valuation allowance	5,557	6,308

Net deferred tax liabilities	$27,665	$54,284

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

On October 22, 2004, the President of the United States signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary opportunity for U.S. corporations to repatriate certain foreign earnings by providing an 85 percent deduction for certain dividends received from controlled foreign corporations, provided certain criteria are met. The deduction is subject to a number of limitations, and, as such, the Company is not yet in a position to decide on whether, and to what extent, the Company might repatriate foreign earnings under the Act. We expect to finalize our assessment during 2005.

As of December 31, 2004, income taxes were not provided on unremitted earnings of $4,909 as these earnings are expected to be permanently reinvested internationally.

The legal entities that comprise the Mexican operations file separate tax returns and have aggregate tax loss carry forwards of $11,965 as of December 31, 2004. A valuation allowance of $3,594 has been recorded for the total Mexican deferred tax assets due to the uncertainty of future profitable operations in these legal entities. Therefore, management does not believe it is more likely than not that such assets will be utilized. In addition, the US operations have tax loss carry forwards of $5,131 as of December 31, 2004. A valuation allowance of $1,963 is provided for the total net US deferred tax assets due to the uncertainty of future profitable operations and therefore, management does not believe it is more likely than not that such assets will be utilized.

On January 1, 2005, significant changes to the Mexican Income Tax law came into effect. The corporate income tax rate was reduced from 33% in 2004 to 30% in 2005 and subsequent rate reductions of 1% each of the following two years. Our Mexican operations deferred tax liabilities were reduced by $4,515 thereby resulting in an income tax benefit, as a result of this Mexican income tax law change.

Income taxes paid for the period August 14, 2004 to December 31, 2004 were $708.

(17) Commitments and Contingencies:

Leases

Under agreements expiring through 2010, the Company leases railcars and other equipment under various operating leases. Rental expense in the period from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, 2003 and 2002 was $1,394, $2,346, $6,018 and $5,091, respectively. Minimum annual rentals for all operating leases are:

Year Ending	Lease Payments
2005	$3,877
2006	3,155
2007	2,496
2008	1,905
2009	1,570
Thereafter	$1,151

Purchase Commitments

The Company has a raw material supply contract with an initial term through 2018, with an automatic five-year renewal term at prices established annually based on a formula. The minimum annual purchase obligation, at current prices, approximates $41 million.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Environmental

The Company’s operations are subject to extensive and changing federal and state environmental laws and regulations. The Company’s manufacturing sites have an extended history of industrial use, and soil and groundwater contamination have or may have occurred in the past and might occur or be discovered in the future.

Environmental efforts are difficult to assess for numerous reasons, including the discovery of new remedial sites, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Other than the items listed below, the Company is not aware of material environmental liabilities which are reasonably probable and estimable. As the Company’s environmental contingencies are more clearly determined, it is reasonably possible that amounts accrued may be necessary. However, management does not believe, based on current information, that environmental remediation requirements will have a material impact on the Company’s results of operations, financial position or cash flows.

Under the Agreement of Purchase and Sale between the Company and several affiliates within the Rhodia S.A. Group under which the Company acquired the Phosphates Business and related assets, the Company has certain rights of indemnification from the sellers for breach of representations, warranties, covenants and other agreements. With respect to undisclosed environmental matters, such indemnification rights are subject to certain substantial limitations and exclusions.

Future environmental spending is probable at our site in Nashville, Tennessee, the eastern portion of which had been used historically as a landfill, and a western parcel previously acquired from a third party, which reportedly had housed, but no longer does, a fertilizer and pesticide manufacturing facility. We have an estimated liability with a range of $0.3-$2.7 million. The remedial action plan has yet to be defined, and as such, the Company has recorded a liability, which represents the Company’s best estimate, of $0.7 million in cost of goods sold as of December 31, 2004.

During the predecessor periods, the environmental remediation efforts resulted in cash payments of $1, $155 and $129 in the period from January 1, 2004 to August 13, 2004, 2003 and 2002, respectively. The Phosphates Business’ accrual for environmental liabilities was $6,138 at December 31, 2003.

Litigation

Mexican Tax Claims

On November 1, 2004, our Mexican subsidiary, Innophos Fosfatados received notice of claims from the Tax Audit and Assessment Unit of the National Waters Commission (“CNA”) demanding payment of governmental duties, taxes and other charges for failure to have certain permits allowing extraction of salt water for processing, and for the underpayment of governmental duties, taxes and other charges for the extraction and use of water from national waterways from 1998 through 2002 at our Coatzacoalcos manufacturing plant.

At current exchange rates the basic CNA claims total approximately $37.5 million. There are also CNA claims for interest, inflation adjustments and penalties under the Mexican Federal Tax Code of approximately $99.4 million, resulting in an approximate total claim amount of $136.9 million at current exchange rates. Management believes that Innophos Fosfatados has valid bases for challenging the amount of the CNA claims and is vigorously defending the matter.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

We believe that we are indemnified against such CNA claims, as well as any additional duties, taxes and charges which may be assessed by the CNA for the period after 2002 but arising on or before the closing date under the terms of the sale agreement with Rhodia, from whom Innophos was purchased on August 13, 2004. On November 8, 2004, we sent Rhodia a formal notice asserting our contractual rights of indemnification with respect to the CNA claims, asserting that Innophos is entitled to full indemnification without limitation. On November 24, 2004, Rhodia agreed to assume control of the defense of the CNA claims and acknowledged responsibility for such claims, but under a reservation of rights, and asserting that the applicable indemnification under the purchase and sale agreement would be for breach of representations and warranties, and that all of our claims should be subject to a deductible amount of $15.9 million and a cap of $79.5 million above that deductible amount. We believe that we should be fully indemnified by Rhodia for the CNA claims under the terms of the purchase and sale agreement. On December 16, 2004, Innophos sued Rhodia in New York state court seeking a determination that we are entitled to full indemnification under the purchase and sale agreement. Innophos has filed a motion for summary judgment, and the parties completed briefing as of March 7, 2005. The motion is pending.

On January 17, 2005, Innophos Fosfatados filed documents with the CNA seeking revocation and dismissal of all claims. In the event the CNA does not grant the relief requested, it is possible that Fosfatados will need to challenge the CNA claims through the Mexican tax court system. A guarantee for the full amount of the matter in dispute, which approximates $153 million with inflation and surcharge values projected to June 2006, will be required by June 17, 2005. We believe the posting of such guarantee is an obligation of Rhodia as part of its defense and indemnification obligation. The motion for summary judgment filed in New York seeks a declaration that Rhodia is obligated to pledge any necessary guarantee. Rhodia has denied such responsibility and, therefore, unless the New York court has ruled otherwise, it is possible that Innophos Fosfatados will have to post the guarantee, most likely at least in part by placing a lien upon certain fixed assets (lienable value is 75% of appraised value) and other financial commitments in accordance with applicable law. Fosfatados is in the process of securing the appraisals needed to support such claim in the event Rhodia breaches what Innophos believes to be Rhodia’s obligation to post the guarantee. In the event Fosfatados could not meet all of those guarantee obligations under such circumstances, it is possible that the Mexican Ministry of Finance could impose additional liens upon or seize certain Fosfatados’ assets.

A final determination of the matter may require appeals to the Mexican Supreme Court and possible remands to the CNA or to lower courts, which might continue for several years. In the event of a final adverse ruling, we could be required to pay a judgment for the entire amount of the CNA claims (which could include accrual of additional interest and inflationary adjustments, as well as charges for periods after 2002, which management estimates at approximately $2.1 million per year under current operating conditions of additional basic charges excluding interest, inflation adjustments, and penalties). To the extent such judgments are not paid by Rhodia, this would be material to our results of operations, financial condition and cash flows. If such obligation were to fall upon us, at the present time we could not meet that obligation from our current assets, and would be required to raise sufficient capital or sell assets.

As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of December 31, 2004. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate. The ultimate liability amount could be material to our results of operations and financial condition. Furthermore, there can be no assurance that we will ultimately collect amounts due from Rhodia (whether partial or full) under the indemnification rights in the purchase and sale agreement.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Mexican Water Recycling System

Innophos Fosfatados is the successor to an agreement with the CNA (originally entered into in 1997 by Albright & Wilson-Troy de Mexico, S.A. de C.V., succeeded in 2000 by Rhodia Fosfatados de Mexico, S.A. de C.V.) to construct a water recycling system to reduce water effluents into the Gulf of Mexico, to comply with applicable discharge limits and regulations, and to reuse at least 95% of the water derived from the production processes at the Coatzacoalcos facility. The agreement with the CNA required such action plans be completed by December 31, 2004. Under the terms of the agreement and subject to compliance by Innophos Fosfatados, the CNA temporarily exempted Innophos Fosfatados from the payment of certain waste water discharge duties and related charges, which would normally have been payable.

All of the equipment to recycle water was in place and in operating condition as of December 31, 2004. On January 10, 2005, Innophos Fosfatados notified the CNA of its position that as of December 31, 2004, it complies with the applicable requirements of the agreement. Management is advised by Mexican environmental counsel that compliance with the discharge limits aspect of the CNA agreement should be based upon limits which have already been issued and upon revised limits which are expected to be issued in the near future by the CNA.

Innophos Fosfatados’ relevant waste water discharges were the subject of a study by the National University of Mexico, which concluded in October, 2004, that such discharges do not adversely impact the receiving water bodies or the environment. In addition to a previous request by Innophos Fosfatados to update the relevant waste water discharge permit with new operating information, in October, 2004, Fosfatados filed a petition with CNA to reflect the results of the university study and to revise discharge limits to levels which the now-improved operations can satisfy. In May 2005, Fosfatados received a government authorization known as a Concession Title (containing a waste water discharge permit and annexes known as Particular Discharge Conditions) granting partial relief for all discharge limits, except with respect to heavy metals. The requested relief regarding heavy metals limits was contained in a second technical package issued by the CNA central office to the CNA regional office, but which arrived after the Concession Title was required under applicable procedure to be completed and delivered to Innophos Fosfatados. We are following the procedure suggested by CNA regional officials to seek administrative review of the Concession Title, and are verbally informed by such officials that the Concession Title will be amended to reflect full relief as to all discharge limits, including heavy metals.

Although we believe that it is probable that we will be able to satisfy permitted discharge limits when they are finally determined by CNA, CNA could nevertheless establish discharge limits which are unattainable. CNA regional officials have stated their position that compliance with the agreement will be determined by reference to prior discharge limits. Consequently, while Mexican environmental counsel has advised us that compliance should be determined upon new, revised discharge limits as a matter of applicable law, CNA regional officials could find that Innophos Fosfatados was and is not in compliance with the terms of its agreement with CNA for the duration of the agreement. In the event Innophos Fosfatados were found not to be in compliance with the agreement’s terms and deadlines, the exempted duties and related charges through December 31, 2004, would be reinstated. Innophos Fosfatados management estimates that the amount of exempted duties and related charges through December 31, 2004 may range up to $10.3 million (including inflation and interest). In addition, management is advised that it is possible under applicable law that a penalty could be imposed of up to an additional $12.2 million. Management believes that the above amounts represent the upper range of possible damages based on a finding of noncompliance. The estimates above for exempted duties, charges and penalties are based on a finding that Innophos Fosfatados exceeded applicable discharge limits related to pH levels. If violations instead are based on different discharge limits, such as discharge limits relating to phosphorous, the

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

estimated ranges of estimated exempted duties, charges and penalties above could be significantly reduced. Management does not currently know whether any finding of noncompliance will be made by CNA regional officials and what discharge limits would constitute the basis for such a finding, if any.

Based upon currently available information and advice of counsel, management would take appropriate steps to challenge any such claim before the CNA and/or Mexican courts, and if any such claim were presented, evaluate potential indemnification rights against Rhodia. In addition, if Innophos Fosfatados could not fully comply with its permit limits, although based upon the university study there would be no adverse impact on the environment, ongoing duties and related charges would be payable, in the estimated amount of $0.2 million per year.

Other Legal Matters

In connection with the transaction creating the Company, upon the closing of the transaction Innophos, Inc. and various Rhodia entities entered into Sales Representative Agreements for the sale of certain Innophos, Inc. products in various countries (other than North America). On September 29, 2004, Innophos, Inc. issued notices of termination under all such agreements, effective January 1, 2005. The Rhodia entities have claimed that they are entitled to indemnity payments equal to one-year’s commissions under the Agreements, totaling approximately $1.4 million. The Company believes the indemnity payment applies solely to commissions on sales made after closing through August 31, 2004, which would total approximately $3 thousand. The Company believes it has meritorious defenses, and intends to contest liability vigorously.

A major STPP customer has threatened during 2003 to make a claim in the amount of U.S. $1.7 million against us with respect to alleged product defects related to our supply of STPP. This customer has alleged that it received shipments that had copper levels in a higher concentration than permitted under its specifications. We disputed these allegations. We placed our supplier, Astaris, on notice of the aforementioned claim, and we intend to seek a partial offset from them in the event a product defect is established pursuant to the sales contract between Astaris and Rhodia dated January 1, 2003.

Rhodia Fosfatados de Mexico S.A. de C.V. had been involved in a tax claim for the alleged wrongful importation of oleum/sulphuric acid. The Mexican tax authorities were granted a lien over certain Coatzacoalcos assets (land, buildings and equipment) valued at $43 million. In April 2004, this claim was settled in favor of Rhodia Fosfatados de Mexico S.A. de C.V., and the lien was removed from these assets in December 2004.

In addition, we are party to numerous legal proceedings that arise in the ordinary course of our business. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

(18) Financial Instruments and Concentration of Credit Risks:

The senior credit facility borrowings are at variable rates of interest and, therefore, the Company’s management believes that the carrying amount approximates fair market value.

The carrying value of our senior subordinated notes is $190 million and the quoted fair value at December 31, 2004 based on quoted market prices (excluding accrued interest) is approximately $205 million.

The Company did not hedge its commodity, currency or interest rate risks at December 31, 2004.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

The Company believes that its concentration of credit risk related to trade accounts receivable is limited since these receivables are spread among a number of customers and are geographically dispersed. The ten largest customers accounted for 36%, 40%, 37% and 34%, respectively, of net sales in the period from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, 2003 and 2002, and the largest customer accounted for 8% of net sales in the period from August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004, 2003 and 2002, respectively.

(19) Valuation Allowances:

Valuation allowances as of December 31 2004, August 13, 2004, and December 31, 2004 and the changes in the valuation allowances for the period August 14, 2004 to December 31, 2004, January 1, 2004 to August 13, 2004 and for the year ended December 31, 2003 are as follows:

Successor

	Balance, August 14, 2004	Charged/(credited) to costs and expenses	Deductions (Bad debts)	(Credited) to Goodwill	Balance, December 31, 2004
Deferred taxes valuation allowances	$4,749	$1,608	$—	$(800)	$5,557
Allowance for doubtful accounts	2,089	225	—	—	2,314

Predecessor

	Balance, December 31, 2003	Charged/(credited) to costs and expenses	Deductions (Bad debts)	Balance, August 13, 2004
Deferred taxes valuation allowances	$6,308	$—	$—	$6,308
Allowance for doubtful accounts	2,821	956	(305)	3,472

	Balance, December 31, 2002	Charged/(credited) to costs and expenses	Deductions (Bad debts)	Balance, December 31, 2003
Deferred taxes valuation allowances	$6,642	$(334)	$—	$6,308
Allowance for doubtful accounts	2,532	396	(107)	2,821

	Balance, December 31, 2001	Charged/(credited) to costs and expenses	Deductions (Bad debts)	Balance, December 31, 2002
Deferred income tax valuation allowances	$5,694	$948	$—	$6,642
Allowance for doubtful accounts	2,738	155	(361)	2,532

(20) Segment Reporting:

The company discloses certain financial and supplementary information about its reportable segments, revenue by products and revenues by geographic area. Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision maker, in order to decide how to allocate resources and assess performance. The primary key performance indicators for the chief operating decision maker is Sales and EBITDA. The Company reports its operations in three reporting segments—United States, Mexico and Canada, each of which sells the entire portfolio of products.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

For the period August 14, 2004 to December 31, 2004

	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$127,208	$66,923	$11,476	$	$205,607
Intersegment sales	12,578	16,835	21,022	(50,435)	—
EBITDA	$13,373	$7,986	$2,211		$23,570

Reconciliation of EBITDA to net income (loss)
EBITDA					$23,570
Depreciation and Amortization					18,057
Interest expense, net					9,994
Income tax expense (benefit)					(3,706)

Net Income (loss)					$(775)

Capital expenditures	$1,676	$2,247	$123		$4,046
Long-lived assets	173,875	141,891	17,783		333,549
Total assets	$579,254	$258,556	$46,638		$884,448
Reconciliation of total assets to reported assets
Total assets	$579,254	$258,556	$46,638		$884,448
Eliminations	(235,303)	(8,039)	(10,215)		(253,557)

Reported assets	$343,951	$250,517	$36,423		$630,891

For the period January 1, 2004 to August 13, 2004

	United States	Mexico	Canada	Eliminations		Total consolidated
Sales	$204,471	$108,364	$19,886	$		$332,721
Intersegment sales	9,568	21,836	30,129		(61,533)	—
EBITDA	$29,076	$18,246	$3,046			$50,368

Reconciliation of EBITDA to net income (loss)
EBITDA						$50,368
Depreciation and Amortization						23,008
Interest expense, net						3,098
Income tax expense (benefit)						8,954

Net Income						$15,308

Capital expenditures	$703	$1,690	$352		—	$2,745

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

For the year ended December 31, 2003

	United States	Mexico	Canada	Eliminations		Total
Sales	$322,763	$154,995	$26,162	$		$503,920
Intersegment sales	23,682	26,279	48,074		(98,035)	—
EBITDA	$47,844	$14,942	$1,854			$64,640

Reconciliation of EBITDA to net income (loss)
EBITDA						$64,640
Depreciation and Amortization						31,828
Asset Impairment						17,600
Interest expense, net						3,351
Income tax expense (benefit)						11,245

Net Income (Loss)						$616

Capital expenditures	$8,647	$3,943	$517		—	$13,107
Long-lived assets	114,495	169,971	13,769		—	298,235
Total assets	$268,324	$249,566	$61,573		—	$579,463
Reconciliation of total assets to reported assets
Total assets	$268,324	$249,566	$61,573		—	$579,463
Eliminations and adjustments	221	(9,688)	—		—	(9,467)

Reported assets	$268,545	$239,878	$61,573		—	$569,996

For the year ended December 31, 2002
	United States	Mexico	Canada	Eliminations		Total consolidated
Sales	$308,748	$179,690	$23,368	$		$511,806
Intersegment sales	13,641	12,936	44,357		(70,934)	—
EBITDA	$65,606	$19,979	$2,360			$87,945
Reconciliation of EBITDA to net income (loss)
EBITDA						$87,945
Depreciation and Amortization						30,146
Interest expense, net						4,175
Income tax expense (benefit)						19,279

Net Income						$34,345

Capital expenditures	$3,711	$7,741	$1,105			$12,557

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Product Revenues
	For the period August 14, 2004 to December 31, 2004	For the period January 1, 2004 to August 13, 2004	2003	2002
Purified Phosphoric Acid	$44,604	$69,666	$104,847	$107,795
Specialty Salts and Acids	98,835	168,940	262,500	265,113
STPP	42,970	63,858	101,397	78,842
Other	19,198	30,257	35,176	60,056

Total	$205,607	$332,721	$503,920	$511,806

Geographic Information

	Revenue
	For the period August 14, 2004 to December 31, 2004	For the period January 1, 2004 to August 13, 2004	2003	2002
US	$122,621	$194,254	$295,614	$286,694
Mexico	41,221	64,326	100,986	115,542
Canada	12,738	19,435	27,314	25,384
Other foreign countries	29,027	54,706	80,006	84,186

Total	$205,607	$332,721	$503,920	$511,806

Revenues for the geographic information are attributed to geographic areas based on the destination of the sale.

Intersegment sales are recorded based on established transfer price

Long-lived assets include property, plant and equipment

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

(21) Condensed Combining Financial Statements:

The following condensed combined financial data is presented to segregate the assets, liabilities, and results of operations and cash flows of the US operations (the “Guarantors”) and the Canadian and Mexican operations (the “Nonguarantors”). Innophos Inc. has issued debt and the Guarantor subsidiary is 100% wholly owned subsidiary of Innophos Inc. The non-guarantors are 100% wholly-owned subsidiaries of the guarantors. Innophos, Inc. and the guarantor subsidiary will fully and unconditionally and joint and severally, guarantee the Company’s obligations under the Company’s senior credit facility and Innophos, Inc.’s senior subordinated notes due 2014. Investments in subsidiaries are accounted for by the guarantor using the equity method of accounting. The nonguarantors are presented on a combined basis. The principal combining adjustments are to eliminate intercompany balances and transactions.

Condensed Consolidated Balance Sheets As of December 31, 2004 (In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non- guarantor Subsidiaries	Adjustments and Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$11,289	$—	$1,473	$—	$12,762
Accounts receivable	51,185	—	42,486	(27,347)	66,324
Inventories	36,306	—	30,257	—	66,563
Other current assets	13,647	—	10,950	(4,620)	19,977

Total current assets	112,427	—	85,166	(31,967)	165,626
Property, plant and equipment, net	173,875	—	159,674	—	333,549
Goodwill	7,237	—	43,614	—	50,851
Investment in subsidiaries	73,259	41,243	—	(114,502)	—
Intercompany notes	148,331	—	—	(148,331)	—
Intangibles and other assets, net	64,125	—	16,740	—	80,865

Total	$579,254	$41,243	$305,194	$(294,800)	$630,891

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$1,780	$—	$4,620	$(4,620)	$1,780
Accounts payable	29,916	—	37,499	(27,347)	40,068
Other current liabilities	25,838	—	9,884	—	35,722

Total current liabilities	57,534	—	52,003	(31,967)	77,570
Long-term debt	382,775	—	148,331	(148,331)	382,775
Other long-term liabilities	220	—	31,601	—	31,821
Total stockholder’s equity	138,725	41,243	73,259	(114,502)	138,725

Total	$579,254	$41,243	$305,194	$(294,800)	$630,891

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Balance Sheets December 31, 2003 (In thousands)

	Predecessor Period
	Guarantor Operations	Non-guarantor Operations	Adjustments and Eliminations	Combined Operations
ASSETS
Current assets:
Cash and cash equivalents	$2	$3,343	$—	$3,345
Accounts receivable	22,322	40,055	(9,688)	52,689
Inventories	32,626	29,002	221	61,849
Other current assets	5,692	12,849	—	18,541

Total current assets	60,642	85,249	(9,467)	136,424
Property, plant and equipment, net	114,495	183,740	—	298,235
Goodwill	71,986	38,595	—	110,581
Intangibles and other assets, net	21,422	3,334	—	24,756

Total	$268,545	$310,918	$(9,467)	$569,996

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities:
Short-term borrowings and current portion of long-term debt	$41,345	$166,936	$—	$208,281
Accounts payable	24,301	21,820	(9,688)	36,433
Other current liabilities	5,329	8,071	—	13,400

Total current liabilities	70,975	196,827	(9,688)	258,114
Long-term debt	1,660	—	—	1,660
Other long-term liabilities	23,221	46,428	—	69,649
Owner’s net investment	172,689	67,663	221	240,573

Total	$268,545	$310,918	$(9,467)	$569,996

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Operations

For the period of August 14, 2004 to December 31, 2004

(In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary		Non-guarantor Subsidiaries	Adjustments and Eliminations	Total
Net sales	$139,786	$		$116,256	$(50,435)	$205,607
Cost of goods sold	118,617			109,386	(50,435)	177,568

Gross profit	21,169		—	6,870	—	28,039

Operating expenses:
Selling, general and administrative expenses and R&D	16,137		—	3,734	—	19,871
In-process R&D	1,200		—	—	—	1,200
Restructuring and environmental costs	—		—	119	—	119
Other operating expenses	—		—	—	—	—

Total operating expenses	17,337		—	3,853	—	21,190

Operating income	3,832			3,017		6,849
Interest expense	9,426		—	1,639	—	11,065
Foreign exchange losses	—		—	315	—	315
Other expense (income), net	—		—	(50)	—	(50)
Equity income	(4,909)		(4,221)	—	9,130	—

Income (loss) before income taxes	(685)		4,221	1,113	(9,130)	(4,481)
Provision (benefit) for income taxes	90		—	(3,796)	—	(3,706)

Net income (loss)	$(775)		$4,221	$4,909	$(9,130)	$(775)

Condensed Combining Statements of Operations

For the period January 1, 2004 to August 13, 2004

(In thousands)

	Predecessor Period
	Guarantor Operations	Nonguarantor Operations	Adjustments and Eliminations	Combined Operations
Net sales	$214,039	$180,215	$(61,533)	$332,721
Cost of goods sold	174,443	163,667	(61,096)	277,014

Gross profit	39,596	16,548	(437)	55,707

Operating expenses:
Selling, general and administrative expenses	20,584	5,397	—	25,981
Restructuring costs	1,727	56	—	1,783
Asset securitization, net	(66)	—	—	(66)

Total operating expenses	22,245	5,453	—	27,698

Operating income	17,351	11,095	(437)	28,009
Interest expense	1,006	2,092	—	3,098
Foreign exchange losses	—	627	—	627
Other expense, net	(57)	79	—	22

Income before income taxes	16,402	8,297	(437)	24,262
Provision for income taxes	6,305	2,797	(148)	8,954

Net income (loss)	$10,097	$5,500	$(289)	$15,308

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Operations Year Ended December 31, 2003 (In thousands)

	Predecessor Period
	Guarantor Operations	Non-guarantor Operations	Adjustments and Eliminations	Combined Operations
Net sales	$346,445	$255,510	$(98,035)	$503,920
Cost of goods sold	276,527	244,643	(98,256)	422,914

Gross profit	69,918	10,867	221	81,006

Operating expenses:
Selling, general and administrative expenses	34,504	8,764	—	43,268
Goodwill impairment	—	17,600	—	17,600
Restructuring	1,529	553	—	2,082
Asset securitization, net	963	—	—	963

Total operating expenses	36,996	26,917	—	63,913

Operating income	32,922	(16,050)	221	17,093
Interest expense	127	3,224	—	3,351
Foreign exchange losses	—	1,735	—	1,735
Other expense, net	27	119	—	146

Income before income taxes	32,768	(21,128)	221	11,861
Provision for income taxes	13,531	(2,361)	75	11,245

Net income (loss)	$19,237	$(18,767)	$146	$616

Condensed Combining Statements of Operations Year Ended December 31, 2002 (In thousands)

	Predecessor Period
	Guarantor Operations	Non-guarantor Operations	Adjustments and Eliminations	Combined Operations
Net sales	$322,389	$260,351	$(70,934)	$511,806
Cost of goods sold	237,318	238,608	(69,877)	406,049

Gross profit	85,071	21,743	(1,057)	105,757

Operating expenses:
Selling, general and administrative expenses	31,240	12,974	—	44,214
Restructuring	410	1,265	—	1,675
Asset securitization, net	1,776	—	—	1,776

Total operating expenses	33,426	14,239	—	47,665

Operating income	51,645	7,504	(1,057)	58,092
Interest expense	160	4,015	—	4,175
Foreign exchange losses	—	207	—	207
Other expense, net	2	84	—	86

Income before income taxes	51,483	3,198	(1,057)	53,624
Provision for income taxes	19,952	(314)	(359)	19,279

Net income (loss)	$31,531	$3,512	$(698)	$34,345

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Consolidated Statements of Cash Flows For the period August 14, 2004 to December 31, 2004 (In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non-guarantor Subsidiaries	Adjustments and Eliminations	Total
Cash flows from operating activities:
Net income (loss)	$(775)	$4,221	$4,909	$(9,130)	$(775)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,612	—	7,445	—	18,057
Deferred income taxes/(benefit)	68	—	(3,909)	—	(3,841)
Equity income in non-guarantor subsidiaries	(4,909)	(4,221)	—	9,130	—
Non-cash activities, In process R&D	1,200	—	—	—	1,200
Non-cash activities, inventory adjustment	5,149	—	1,251	—	6,400
Changes in assets and liabilities:
(Increase) in accounts receivable	(51,185)	—	(25,724)	27,347	(49,562)
(Increase) in inventories	(4,413)	—	(2,221)	—	(6,634)
(Increase) in other current assets	(5,826)	—	(7,293)	—	(13,119)
(Decrease) in accounts payable	29,916	—	21,846	(27,347)	24,415
Increase in other current liabilities	18,631	—	(83)	—	18,548
Changes in other long-term assets and liabilities, net	(732)	—	668	—	(64)

Net cash provided by operating activities	(2,264)	—	(3,111)	—	(5,375)

Cash flows from investing activities:
Capital expenditures	(1,676)	—	(2,370)	—	(4,046)
Acquisition of Phosphates Business	(275,512)	—	(197,894)	—	(473,406)
Costs of acquisition	(8,687)	—	(293)	—	(8,980)

Net cash (used for) investing activities	(285,875)	—	(200,557)	—	(486,432)

Cash flows from financing activities:
Net change in borrowings with Innophos Inc.	—	—	152,951	(152,951)	—
Advances to subsidiaries	(152,951)	—	—	152,951	—
Borrowings from revolving lines of credit	18,500	—	—	—	18,500
Capital contribution	139,923	—	—	—	139,923
Capital contribution—subsidiaries	(50,673)	—	50,673	—	—
Proceeds from issuance of long-term bonds	190,000	—	—	—	190,000
Proceeds from term loans	178,000	—	—	—	178,000
Principal payment of term loan	(445)	—	—	—	(445)
Repayment of revolver	(1,500)	—	—	—	(1,500)
Deferred financing costs	(21,426)	—	—	—	(21,426)

Net cash (used for) financing activities	299,428	—	203,624	—	503,052

Net change in cash	11,289	—	(44)	—	11,245
Cash and cash equivalents at beginning of period	—	—	1,517	—	1,517

Cash and cash equivalents at end of period	$11,289	$—	$1,473	$—	$12,762

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Cash Flows For the period January 1, 2004 to August 13, 2004 (In thousands)

	Predecessor Period
	Guarantor Operations	Nonguarantor Operations	Adjustments and Eliminations	Combined Operations
Cash flows from operating activities:
Net income	$10,097	$5,500	$(289)	$15,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,279	10,903	—	22,182
Deferred income taxes/(benefit)	117	35	—	152
Profit sharing	—	(23)	—	(23)
Changes in assets and liabilities:
(Increase) in accounts receivable	(6,827)	13,317	(8,433)	(1,943)
Decrease in inventories	(457)	1,243	658	1,444
(Increase) in other current assets	194	(4,609)	—	(4,415)
Increase in accounts payable	(1,599)	230	8,433	7,064
Increase in other current liabilities	4,138	1,480	—	5,618
Changes in other long-term assets and liabilities, net	(1,311)	19	—	(1,292)

Net cash provided by operating activities	15,631	28,095	369	44,095

Cash flows from investing activities:
Capital expenditures	(703)	(2,042)	—	(2,745)
Other investing activities	—	112	—	112

Net cash (used for) investing activities	(703)	(1,930)	—	(2,633)

Cash flows from financing activities:
Net change in borrowings from Rhodia	—	(4,394)	—	(4,394)
Repayments to banks and other	(1,338)	(15,666)	—	(17,004)
Net reduction in advances from Rhodia	(13,589)	(7,931)	(369)	(21,889)

Net cash (used for) financing activities	(14,927)	(27,991)	(369)	(43,287)

Net change in cash	1	(1,826)	—	(1,825)
Cash and cash equivalents at beginning of year	2	3,343	—	3,345

Cash and cash equivalents at end of year	$3	$1,517	$—	$1,520

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Cash Flows Year Ended December 31, 2003

	Predecessor Period
	Guarantor Operations	Non-guarantor Operations	Adjustments and Eliminations	Combined Operations
Cash flows from operating activities:
Net income	$19,237	$(18,767)	$146	$616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,746	17,100	—	30,846
Goodwill impairment	—	17,600	—	17,600
Deferred income taxes/(benefit)	1,521	(2,767)	—	(1,246)
Profit sharing	—	208	—	208
Changes in assets and liabilities:
(Increase) in accounts receivable	(6,253)	90	2,001	(4,162)
Decrease in inventories	496	5,573	(1,278)	4,791
(Increase) in other current assets	(2,093)	(4,559)	—	(6,652)
(Decrease) in accounts payable	(110)	(8,012)	(2,001)	(10,123)
(Decrease) in other current liabilities	1,417	(6,597)	—	(5,180)
Changes in other long-term assets and liabilities, net	(195)	(155)	—	(350)

Net cash provided by operating activities	27,766	(286)	(1,132)	26,348

Cash flows from investing activities:
Capital expenditures	(8,647)	(4,460)	—	(13,107)
Proceeds from sales of assets	455	60	—	515
Other investing activities	(80)	(1)	—	(81)

Net cash (used for) investing activities	(8,272)	(4,401)	—	(12,673)

Cash flows from financing activities:
Net change in borrowings with Rhodia	—	633	—	633
Borrowings from banks and other	—	16,766	—	16,766
Repayments to banks and other	(335)	(13,793)	—	(14,128)
Net reduction in advances from Rhodia	(19,167)	4,891	1,132	(13,144)
Change in book overdrafts	10	(467)	—	(457)

Net cash (used for) financing activities	(19,492)	8,030	1,132	(10,330)

Net change in cash	2	3,343	—	3,345
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$2	$3,343	$—	$3,345

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Cash Flows Year Ended December 31, 2002

	Predecessor Period
	Guarantor Operations	Non-guarantor Operations	Adjustments and Eliminations	Combined Operations
Cash flows from operating activities:
Net income	$31,531	$3,512	$(698)	$34,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,718	15,126	—	27,844
Deferred income taxes/(benefit)	2,660	(663)	—	1,997
Profit sharing	—	688	—	688
Changes in assets and liabilities:
(Increase) in accounts receivable	1,562	(2,817)	3,002	1,747
Decrease in inventories	(2,956)	6,522	2,234	5,800
Decrease in other current assets	(26)	(697)	—	(723)
Increase in accounts payable	4,604	3,599	(3,002)	5,201
(Decrease) in other current liabilities	(11,490)	(6,108)	—	(17,598)
Changes in other long-term assets and liabilities, net	202	(184)	—	18

Net cash provided by operating activities	38,805	18,978	1,536	59,319

Cash flows from investing activities:
Capital expenditures	(3,711)	(8,846)	—	(12,557)
Proceeds from sales of assets	1,134	—	—	1,134
Other investing activities	(849)	(1,518)	—	(2,367)

Net cash (used for) investing activities	(3,426)	(10,364)	—	(13,790)

Cash flows from financing activities:
Net change in borrowings with Rhodia	—	7,689	—	7,689
Borrowings from banks and other	—	16,193	—	16,193
Repayments to banks and other	(315)	(12,792)	—	(13,107)
Net reduction in advances from Rhodia	(35,065)	(20,302)	(1,536)	(56,903)
Change in book overdrafts	(10)	467	—	457

Net cash (used for) financing activities	(35,390)	(8,745)	(1,536)	(45,671)

Net change in cash	(11)	(131)	—	(142)
Cash and cash equivalents at beginning of year	11	131	—	142

Cash and cash equivalents at end of year	$—	$—	$—	$—

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

(In thousands, except where noted)

(22) Quarterly information (unaudited):

	2003 quarters ended
	Predecessor
	March 31	June 30	September 30	December 31		Total
Net sales	$129,399	$130,734	$127,971	$115,816		$503,920
Gross profit	19,479	18,336	21,170	22,021		81,006
Net Income (loss)	$4,220	$4,796	$4,186	$(12,586	)(a)	$616

	2004 periods ended
	Predecessor	Predecessor	Predecessor	Successor		Successor
	March 31	June 30	For the period July 1, 2004 to August 13, 2004	For the period August 14, 2004 to September 30, 2004		December 31
Net sales	$132,745	$135,029	$64,947	$72,140		$133,467
Gross profit	23,072	23,357	9,278	8,510		19,529
Net Income (loss)	$6,174	$6,110	$3,024	$(916	)(b)	$141	(c)

(a)	Includes goodwill impairment charge of $17,600
(b)	Includes in-process R&D charge of $1,200 and $4,700 of inventory fair value step-up which increased our cost of goods sold.
(c)	Includes $1,700 of inventory fair value step-up which increased our cost of goods and $4,515 income tax benefit in our Mexican operations as a result of changes in the Mexican income tax law.

INNOPHOS, INC. AND SUBSIDIARIES

Condensed Balance Sheets (Unaudited)

(In thousands)

	Consolidated Successor	Consolidated Successor
	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$67,299	$12,762
Accounts receivable—trade	55,586	66,324
Inventories	70,737	66,563
Other current assets	22,059	19,977

Total current assets	215,681	165,626
Property, plant and equipment, net	310,301	333,549
Goodwill	47,263	50,851
Intangibles and other assets, net	75,210	80,865

Total assets	$648,455	$630,891

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$24,306	$1,780
Accounts payable—trade	25,967	40,068
Other current liabilities	55,307	35,722

Total current liabilities	105,580	77,570
Long-term debt	374,144	382,775
Other long-term liabilities	27,143	31,821

Total liabilities	506,867	492,166
Commitments and contingencies (see note 11)
Stockholder’s equity	141,588	138,725

Total stockholder’s equity	141,588	138,725

Total liabilities and stockholder’s equity	$648,455	$630,891

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Condensed Statements of Operations (Unaudited)

(In thousands)

	Consolidated Successor	Consolidated Successor	Combined Predecessor
	Three months ended September 30, 2005	August 14, 2004 Through September 30, 2004	July 1, 2004 Through August 13, 2004
Net sales	$133,931	$72,140	$64,947
Cost of goods sold	111,254	63,630	55,669

Gross profit	22,677	8,510	9,278

Operating expenses:
Selling, general and administrative	10,443	5,419	4,273
R&D Expenses	587	294	240
In-process R&D	—	1,300	—
Restructuring	—	—	77

Total operating expenses	11,030	7,013	4,590

Operating income	11,647	1,497	4,688

Interest expense, net	8,145	3,604	736
Foreign exchange losses (gains)	(334)	(70)	(141)
Other expense (income), net	(90)	(11)	67

Income (loss) before income taxes	3,926	(2,026)	4,026
Provision (benefit) for income taxes	1,873	(1,110)	1,002

Net income (loss)	$2,053	$(916)	$3,024

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Condensed Statements of Operations (Unaudited)

(In thousands)

	Consolidated Successor	Consolidated Successor	Combined Predecessor
	Nine months ended September 30, 2005	August 14, 2004 Through September 30, 2004	January 1, 2004 Through August 13, 2004
Net sales	$406,118	$72,140	$332,721
Cost of goods sold	335,119	63,630	277,014

Gross profit	70,999	8,510	55,707

Operating expenses:
Selling, general and administrative	38,112	5,419	22,809
R&D Expenses	1,706	294	3,106
In-process R&D	—	1,300	—
Restructuring	—	—	1,783

Total operating expenses	39,818	7,013	27,698

Operating income	31,181	1,497	28,009

Interest expense, net	24,293	3,604	3,098
Foreign exchange losses (gains)	(374)	(70)	627
Other expense (income), net	(358)	(11)	22

Income (loss) before income taxes	7,620	(2,026)	24,262
Provision (benefit) for income taxes	4,857	(1,110)	8,954

Net income (loss)	$2,763	$(916)	$15,308

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Condensed Statements of Stockholders Equity (Unaudited) (In thousands)

	Common Stock	Retained Earnings (Accumulated Deficit)	Paid-in Capital	Accumulated Other Comprehensive (Loss)	Total Shareholders Equity
Successor—Consolidated
Balance, December 31, 2004	—	$(775)	$139,923	$(423)	$138,725

Issuance of common stock	—	—	$100	—	$100
Net income	—	$2,763	—	—	$2,763

Balance, September 30, 2005	$—	$1,988	$140,023	$(423)	$141,588

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Condensed Statements of Cash Flows (Unaudited)

For the nine months ended (In thousands)

	Consolidated Successor	Consolidated Successor	Combined Predecessor
	September 30, 2005	August 14, 2004 Through September 30, 2004	January 1, 2004 Through August 13, 2004
Cash flows from operating activities:
Net income (loss)	$2,763	$(916)	$15,308
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	36,451	6,040	22,182
Deferred income taxes/(benefit)	(1,733)	(1,248)	152
Deferred profit sharing liabilities	(702)	—	(23)
Non-cash charges related to inventory fair value adjustment	—	4,658	—
Non-cash charges related to in-process R&D	—	1,300	—
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	10,738	(43,697)	(1,943)
(Increase)/decrease in inventories	(4,174)	5,823	1,444
(Increase)/decrease in other current assets	(2,082)	(8,511)	(4,415)
(Decrease)/increase in accounts payable	(14,101)	9,510	7,064
(Decrease)/increase in other current liabilities	19,585	10,881	5,618
Changes in other long-term assets and liabilities	200	(87)	(1,292)

Net cash provided from/(used for) operating activities	46,945	(16,247)	44,095

Cash flows from investing activities:
Capital expenditures	(6,403)	(526)	(2,745)
Acquisition of Phosphate Business	—	(473,403)	—
Costs of Acquisition	—	(8,200)	—
Other Investing Activities	—	—	112

Net cash provided from/(used for) investing activities	(6,403)	(482,129)	(2,633)

Cash flows from financing activities:
Net change in borrowings with Rhodia	—	—	(4,394)
Repayments to banks and other	—	—	(17,004)
Net reduction in advances from Rhodia	—	—	(21,889)
Bain Capital and Management Capital Contribution	100	139,358	—
Proceeds from issuance long-term bonds		190,000	—
Principal Payments of Term Loan B	(11,105)	—	—
Borrowings from Term Loan B	42,000	178,000	—
Borrowings(payments) under revolving line of credit	(17,000)	18,500	—
Deferred financing costs	—	(21,318)	—

Net cash provided from/(used for) financing activities	13,995	504,540	(43,287)

Net change in cash	54,537	6,164	(1,825)
Cash and cash equivalents at beginning of period	12,762	1,520	3,345

Cash and cash equivalents at end of period	$67,299	$7,684	$1,520

See notes to condensed consolidated and combined financial statements

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)

(In thousands, except where noted)

(1) Basis of Statement Presentation:

Summary of Significant Accounting Policies

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements of Innophos Inc. and Subsidiaries (“Company”) and the combined financial statements of the Phosphates Business have been prepared in accordance with generally accepted accounting principles for interim financial reporting and do not include all disclosures required by generally accepted accounting principles for annual financial reporting, and should be read in conjunction with the audited consolidated and combined financial statements of the Company and the Phosphates Business at December 31, 2004 and for the years ended December 31, 2004 and 2003.

The accompanying unaudited condensed consolidated financial statements of the Company, and combined financial statements of the Phosphates Business reflect all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair statement of the results of operations for the interim periods and is subject to year end adjustments. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Stock Options

Innophos Holdings, Inc. (see corporate structure—page 2), the Company’s ultimate parent, accounts for the stock option plan using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The fair value of the stock options granted during 2005 is $0.83 per Class L option share and no fair value per Class A option share. The fair value was estimated at the date of grant using the Black-Scholes option pricing model incorporating the following assumptions: risk-free interest rate – 3.83%; expected life of the option – 5 years; dividend yield – $0; volatility – 0.

The following table illustrates the pro forma effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148 — Accounting for Stock Based Compensation — Transition and Disclosure, Amendment of SFAS No. 123:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Net income, as reported	$2,053	$2,763
Deduct: Stock options issued to employees under the fair value based method, net of tax	(13)	(26)

Pro forma net income	$2,040	$2,737

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued SFAS No. 151, revised SFAS No. 123R, SFAS No. 153 and FASB Interpretation No. 47, and SFAS No. 154 which are summarized below.

SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is assessing the potential impact, if any, the adoption of this statement may have on its financial position or results of operations.

SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), replaces SFAS No. 123. In addition, SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense based on their fair values. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. The Company is assessing the potential impact, if any, the adoption of this statement may have on its financial position or results of operation. This statement will be effective for the Company beginning January 1, 2006.

In December 2004, the FASB released SFAS No. 153, Exchanges of Nonmonetary Assets. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal period beginning after June 15, 2005. The Company does not expect the adoption of this pronouncement to have a material effect on its financial position or results of operations.

In March 2005, the FASB released FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). The Company is assessing the potential impact, if any, the adoption of this interpretation may have on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20 and FASB Statement No. 3. It establishes the retrospective application, unless impracticable, as the method for reporting a change in accounting principle. This statement also addresses the reporting of a correction of an error in previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Description of Business and Principles of Consolidation and Combination

The Company is a specialty phosphates producer in North America. Specialty phosphates include purified phosphoric acid and its downstream phosphate derivatives. Specialty phosphates are used as ingredients in a wide variety of food and beverage, consumer product, pharmaceutical, nutritional supplement and industrial applications.

The accompanying financial statements are presented under two different (“Predecessor” and “Successor”) bases of accounting. Prior to August 13, 2004, under the “Predecessor” basis of accounting, the combined financial statements of the Rhodia Phosphates Business (the “Phosphate Business”) include the assets, liabilities and results of operations of the Phosphates Business in the United States located at the Chicago Heights, Illinois, Chicago, Illinois (Waterway), Nashville, Tennessee and Geismar, Louisiana facilities which were owned by Rhodia Inc.; the Phosphates Business in Canada located at the Port Maitland, Ontario and Buckingham, Quebec facilities which were owned by Rhodia Canada Inc.; and the Phosphates Business in Mexico located at the Mission Hills, Guanajuato facility which was owned by Rhodia de Mexico S.A. de C.V. The combined financial

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

statements also include the accounts of Rhodia Troy Grupo Industrial S.A. de C.V. and Rhodia Mexicana S.A. de C.V. and their direct subsidiaries Rhodia Fosfatados de Mexico S.A. de C.V. and Rhodia Servicios de Mexico S.A. de C.V. which were engaged in the Phosphates Business in Mexico located at the Coatzacoalcos facility.

Rhodia Inc., Rhodia Canada Inc., Rhodia de Mexico S.A. de C.V., Rhodia Troy Grupo Industrial S.A. de C.V., Rhodia Mexicana S.A. de C.V., Rhodia Fosfatados de Mexico S.A. de C.V. and Rhodia Servicios de Mexico S.A. de C.V. were indirect, wholly-owned subsidiaries of Rhodia, S.A. (“Rhodia”), an international specialty chemicals company.

The entities and operations that comprised the Phosphates Business were derived from the accounting records of Rhodia and have been accounted for at historical costs and combined on the basis of a reorganization of companies under common control.

The combined statements of income include all revenues and expenses attributable to the Phosphates Business, including the allocated costs of facilities, functions and services used by the Phosphates Business at shared sites and costs for certain functions and services performed by Rhodia and its subsidiaries that were charged to the Phosphates Business. All allocations and estimates in these condensed combined financial statements are based on activity-based drivers (service or usage) or formula-based drivers (net sales, employees, capital employed) that the Phosphates Business’ management believes are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Phosphates Business had been operated as a separate entity.

All intercompany transactions and balances between entities and operations included in the Phosphates Business have been eliminated.

On August 13, 2004, under the “Successor” basis of accounting, a newly formed holding company, Innophos Holdings, Inc. (“Holdings”), owned by Bain Capital Partners, LLC (“Bain Capital”), acquired 100% of the common stock of Innophos, Inc. and its subsidiaries acquired from Rhodia the assets of the United States, Port Maitland, Ontario and Mission Hills, Mexico operations, as well as the common stock of certain Mexican subsidiaries which together comprised the Phosphate Business. The purchase price was $473.4 million and is subject to subsequent post closing working capital adjustments as defined in the purchase agreement related to the transaction. The aggregate cash costs together with the costs and fees necessary to consummate the transaction were financed by equity contributions of $139.9 million, issuance of $190.0 million of senior subordinated notes due in 2014 and a senior credit facility which includes a six-year $220.0 million term loan facility and a five-year $50.0 million revolving credit facility. The purchase of the Company is hereafter referred to as the “Transaction”.

The Successor Financial Statements are consolidated and include the accounts of Innophos, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Certain assets, liabilities and expenses that are included in the combined financial statements of the Phosphates Business were retained by Rhodia, principally certain working capital components related to the United States, Canadian and Mission Hills operations, certain intercompany indebtedness, the asset securitization program, the capital lease obligations, the long-term debt associated with the Chicago Heights facility, the environmental liabilities associated with the Buckingham, Quebec facility, and Rhodia Mexicana S.A. de C.V.’s and Rhodia Canada Inc.’s investments in Albright & Wilson PAAD Ltda.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Innophos Investments Holdings, Inc.

Innophos Investments Holdings, Inc., (“Investments Holdings”), which is currently Innophos, Inc.’s parent, reorganized under commonly controlled entities, was incorporated on January 31, 2005 and is a wholly owned subsidiary of Innophos Holdings, Inc. On February 2, 2005, Innophos Holdings, Inc. contributed 100% of its interest in Innophos, Inc. to Innophos Investments which resulted in the exchange of 1,000 shares of Innophos, Inc. for 297 shares of Innophos Investments. On February 10, 2005, Innophos Investments Holdings, Inc. offered $120 million of floating rate senior notes with a maturity of February 15, 2015. The use of the net proceeds from this note offering was a distribution to Innophos Holdings Inc. which in turn made a distribution to its stockholders

The acquisition of the Company has been accounted for in accordance with SFAS No. 141 “Business Combinations.” The purchase price was allocated to the assets acquired and the liabilities assumed based on the estimates of their respective fair values at the date of acquisition. Fair values were determined by management estimates. The fair value of each identifiable intangible asset was determined by the use of discounted cash flows taking into consideration certain various valuation methodologies, such as, relief-from-royalty method for the trademarks, tradenames, developed technology and application patents, excess earnings method for customer relationships and in-process R&D, the discounted income method for license agreements, and the present value of the incremental benefits for supply contracts.

The following table summarizes for informational purposes the estimated fair value, subject to pending working capital adjustments, of the assets acquired and liabilities assumed at the date of acquisition.

August 14, 2004
Total acquisition consideration:
Cash paid upon acquisition	$473,406
Liabilities assumed, fair value	63,828
Acquisition related costs	8,980

546,214
Less: Book value of net assets acquired	366,274

Excess purchase price	$179,940

Fair value adjustment for inventory	$6,400
Fair value adjustment for property, plant and equipment	64,177
Acquired in-process research and development	1,200
Application patents and developed process technology	36,600
Tradenames	8,100
License agreements	1,200
Supply contracts	4,900
Customer relationships	10,100
Goodwill	47,263

Excess purchase price	$179,940

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Fair value opening Balance Sheet

August 14, 2004
Current assets	$95,577
Property, plant and equipment	344,671
Goodwill	47,263
Identifiable intangibles	62,100
Other assets	22,140

Total assets	$571,751

Current portion of long-term debt	$1,780
Current liabilities	32,827
Long-term debt	366,220
Other long-term liabilities	31,001
Stockholders’ equity	139,923

Total liabilities and stockholders’ equity	$571,751

(2) Inventories:

Inventories consist of the following:

	Successor	Successor
	September 30, 2005	December 31, 2004
Raw materials	$18,719	$17,772
Spare parts	6,515	6,082
Finished products	45,503	42,709

	$70,737	$66,563

(3) Other Current Assets:

Other current assets consist of the following:

	Successor	Successor
	September 30, 2005	December 31, 2004
Creditable taxes (value added taxes)	$7,005	$7,144
Prepaid income taxes	3,033	—
Prepaids	10,645	9,473
Other	1,376	3,360

	$22,059	$19,977

(4) Goodwill:

	United States	Mexico	Canada	Total
Balance, December 31, 2004	$7,237	$41,084	$2,530	$50,851
Change in valuation allowance	—	(3,588)	—	(3,588)

Balance, September 30, 2005	$7,237	$37,496	$2,530	$47,263

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

The Company established certain valuation allowances against its net deferred tax assets in its Mexican operations at the time of the acquisition. Due to the Company’s improved profitability in this jurisdiction, certain of these net deferred tax assets were utilized during the nine month period ended September 30, 2005 and therefore the valuation allowance was reversed against goodwill.

(5) Intangibles and Other Assets, net:

Intangibles and other assets consist of the following:

		Successor	Successor
	Weighted Average Useful life (years)	September 30, 2005	December 31, 2004
Supply agreement, net of accumulated amortization of $2,328 for 2005 and $786 for 2004	2.5	$2,572	$4,114
Developed technology and application patents, net of accumulated amortization of $2,134 for 2005 and $717 for 2004	10-20	34,466	35,883
Customer relationships, net of accumulated amortization of $572 for 2005 and $193 for 2004	20	9,528	9,907
Tradenames and license agreements, net of accumulated amortization of $734 for 2005 and $250 for 2004	5-20	8,566	9,050
Capitalized software, net of accumulated amortization of $472 for 2005 and $141 for 2004	3-5	1,006	955
Non-compete agreement, net of accumulated amortization of $339 for 2005 and $114 for 2004	2.5	375	600

Total Net Intangibles		$56,513	$60,509

Deferred financing costs, net of accumulated amortization of $3,173 for 2005 and $1,070 for 2004		$18,308	$20,356
Deferred tax asset		389	—

Total other assets		$18,697	$20,356

		$75,210	$80,865

(6) Other Current Liabilities:

Other current liabilities consist of the following:

	Successor	Successor
	September 30, 2005	December 31, 2004
Non-trade payable	$14,021	$—
Taxes	10,309	3,160
Benefits and pensions	8,086	4,785
Payroll related	7,546	6,776
Freight and rebates	5,490	5,328
Interest	2,997	6,674
Legal	527	1,393
Other	6,331	7,606

	$55,307	$35,722

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

(7) Debt and Interest:

Short-term borrowings and long-term debt consist of the following:

	Successor	Successor
	September 30, 2005	December 31, 2004
Senior credit facility	$208,450	$194,555
Senior subordinated notes	190,000	190,000

	$398,450	$384,555
Less current portion	24,306	1,780

	$374,144	$382,775

Senior Credit Facility

The senior credit facility provides for interest based upon a fixed spread above the banks’ prime lending rate or the LIBOR lending rate. The borrowings under the term loan facility bear interest at September 30, 2005 of 6.11%. The amount outstanding on the term loan as of September 30, 2005 was $208.5 million.

No amounts were outstanding on the revolving credit facility at September 30, 2005. The Company has issued approximately $4.8 million of letters of credit under the letter of credit sub-facility as of September 30, 2005.

As required by the credit agreement, Innophos, Inc. must maintain 50% of its outstanding debt of the credit facility and the senior subordinated notes in fixed rate instruments. As such, on February 3 2005, Innophos, Inc. executed a rate cap derivative instrument. The terms of this derivative instrument is a rate cap of 5%, with a reference index based on three month LIBOR, a notional amount of $15 million and is for a term of two years expiring on February 3, 2007. The fair value of the rate cap derivative instrument is $12 thousand as of September 30, 2005.

The Company is required within five days from the release of the 2005 annual financial statements to make a prepayment of the term loan in the amount equal to 75% of the excess cash flow (as defined in the credit agreement) in addition to the $0.55 million quarterly principal payments. As such, as of September 30, 2005, $24.3 million is classified as the current portion of long term debt which represents the 2005 excess cash flow requirement and the required principal payments.

As of September 30, 2005, the Company believes that it is in full compliance with the covenant requirements of the senior credit facility.

Floating rate senior notes

On February 10, 2005, Innophos Investments Holdings, Inc. completed a private offering of $120 million floating rate senior notes due 2015. The use of the net proceeds from this note offering was a distribution to Innophos Holdings Inc. which in turn made a distribution to its stockholders. These notes were offered at an interest rate based on the three-month LIBOR plus 8.00% and are reset quarterly. Interest on the notes will accrue and be payable in arrears on February 15, May 15, August 15 and November 15 of each year. Interest payable on and prior to February 15, 2010 is in the form of additional notes and thereafter in cash. The notes are unsecured

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

obligation and will rank equally with all of our future senior obligations and senior to the future senior subordinated indebtedness. The notes will be subordinate to Innophos Investments future secured indebtedness to the extent the assets securing that indebtedness.

Although the Innophos Investments indebtedness and related interest expense is not presented on the financial statements of Innophos, Inc. or its subsidiaries, all of the business is conducted through Innophos Inc. and subsidiaries. Innophos Inc. or its subsidiaries are not obligated to make funds available to Innophos Investments for payment on the notes. Accordingly, Innophos Investments ability to make payments on the senior floating rate notes is depending on the earnings and distribution of funds from Innophos Inc. The maturity of these floating rate senior notes is February 15, 2015.

Interest expense, net consists of the following:

	Successor	Successor	Predecessor
	Three months ended September 30, 2005	For the period August 14, 2004 to September 30, 2004	For the period July 1, 2004 to August 13, 2004
Interest expense	$7,863	$3,256	$736
Deferred financing costs	702	367	—
Interest income	(420)	(19)	—

Total interest expense, net	$8,145	$3,604	$736

	Successor	Successor	Predecessor
	Nine months ended September 30, 2005	For the period August 14, 2004 to September 30, 2004	For the period January 1, 2004 to August 13, 2004
Interest expense	$22,948	$3,256	$3,098
Deferred financing costs	2,105	367	—
Interest income	(760)	(19)	—

Total interest expense, net	$24,293	$3,604	$3,098

Total interest paid by the Company for the nine month period ended September 30, 2005 was $25.6 million.

(8) Other Long-Term Liabilities:

Other long-term liabilities consist of the following:

	Successor	Successor
	September 30, 2005	December 31, 2004
Environmental liabilities	$700	$700
Profit sharing liabilities	2,260	2,962
Deferred income taxes	22,777	27,894
Other liabilities	1,406	265

	$27,143	$31,821

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

(9) Restructuring Costs

The following tables reflect the changes in the restructuring reserves in the Predecessor period. During the period ended August 13, 2004, the Phosphates Business accrued employee termination benefits for the elimination of 15 administrative and manufacturing positions, all of which positions have been eliminated.

These liabilities were retained by Rhodia as a result of the Transaction.

2004 Restructuring Plan	Employee Termination Benefits	Closure Costs	Total
New provisions	$1,698	$—	$1,698
Expenditures charged to the reserve	(1,222)	—	(1,222)

Balance, August 13, 2004	$476	$—	$476

Pre-2004 Restructuring Plans	Employee Termination Benefits	Closure Costs	Total
Balance, December 31, 2003	$1,073	$684	$1,757
Revisions of previous measures	—	85	85
Expenditures charged to the reserve	(379)	(638)	(1,017)

Balance, August 13, 2004	$694	$131	$825

All Restructuring Plans	Employee Termination Benefits	Closure Costs	Total
Balance, December 31, 2003	$1,073	$684	$1,757
New provisions	1,698	—	1,698
Revisions of previous measures	—	85	85
Expenditures charged to the reserve	(1,601)	(638)	(2,239)

Balance, August 13, 2004	$1,170	$131	$1,301

(10) Income Taxes:

	Successor		Successor		Predecessor
	For the nine months ended September 30, 2005		August 14, 2004 to September 30, 2004		January 1, 2004 to August 13, 2004
	Income/ (loss) before income taxes	Income tax expense/ (benefit)	Income/ (loss) before income taxes	Income tax expense/ (benefit)	Income/ (loss) before income taxes	Income tax expense/ (benefit)
U.S.	$(3,270)	$173	$(3,099)	$(1,209)	$16,180	$6,230
Canada/Mexico	10,890	4,684	1,073	99	8,082	2,724

Total	$7,620	$4,857	$(2,026)	$(1,110)	$24,262	$8,954

Current income taxes		$6,590		$138		$8,802
Deferred income taxes		(1,733)		(1,248)		152

Total		$4,857		$(1,110)		$8,954

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

A reconciliation of the U.S. statutory rate to the income tax provision is as follows:

	Successor	Successor	Predecessor
	For the nine months ended September 30, 2005	August 14, 2004 to September 30, 2004	January 1, 2004 to August 13, 2004
Income tax expense/(benefit) at the U.S. statutory rate	$2,667	$(709)	$8,492
State income taxes	25	(124)	596
Foreign tax rate/foreign permanent differences	1,014	(277)	(105)
Increase in valuation allowance	1,280	—	—
Change in tax rates	(138)	—	—
Other	9	—	(29)

Provision (Benefit) for income taxes	$4,857	$(1,110)	$8,954

Income taxes paid for the period ended September 30, 2005 was $3,959.

(11) Commitments and Contingencies:

Environmental

The Company’s operations are subject to extensive and changing federal and state environmental laws and regulations. The Company’s manufacturing sites have an extended history of industrial use, and soil and groundwater contamination have or may have occurred in the past and might occur or be discovered in the future.

Environmental efforts are difficult to assess for numerous reasons, including the discovery of new remedial sites, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Other than the environmental matters described below, the Company is not aware of material environmental liabilities which are probable and reasonably estimable. As the Company’s environmental contingencies are more clearly determined, it is reasonably possible that additional accruals may be necessary. However, management does not believe, based on current information, that environmental remediation requirements will have a material impact on the Company’s results of operations, financial position or cash flows.

Under the Agreement of Purchase and Sale between the Company and several affiliates within the Rhodia S.A. Group under which the Company acquired the Phosphates Business and related assets, the Company has certain rights of indemnification from the sellers for breach of representations, warranties, covenants and other agreements. With respect to undisclosed environmental matters, such indemnification rights are subject to certain substantial limitations and exclusions.

Future environmental spending is probable at our site in Nashville, Tennessee, the eastern portion of which had been used historically as a landfill, and a western parcel previously acquired from a third party, which reportedly had housed, but no longer does, a fertilizer and pesticide manufacturing facility. We have an estimated liability with a range of $0.3-$2.7 million. The remedial action plan has yet to be defined, and as such, the Company has recorded a liability, which represents the Company’s best estimate, of $0.7 million charged to cost of goods sold as of December 31, 2004.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

In June 2005, Innophos Canada, Inc. was contacted by representatives of Mosaic (formerly IMC Global, now believed to be a unit of Cargill Corporation) seeking a meeting to discuss the status of an ongoing remedial investigation and clean-up that Mosaic is conducting at its now-shuttered fertilizer manufacturing site located north of Innophos Canada’s Pt. Maitland, Ontario Canada plant site. The remediation is being overseen by the Provincial Ministry of Environment (“MOE”). Mosaic stated that in their view Innophos and Rhodia (Innophos’ predecessor in interest) were responsible for some phosphorus compound contamination at a rail yard between the Innophos and Mosaic sites, and will be asked to participate in related clean-up costs. Innophos management has determined that this contingent liability is neither probable nor estimable at this time, but liability is reasonably possible. Innophos has notified Rhodia of the Mosaic claim under the Purchase and Sale agreement under which Innophos purchased its business, and is seeking indemnification. Rhodia has declined the claim stating that Innophos has not provided sufficient information. Innophos will continue to investigate and defend the claim through Canadian counsel.

Litigation

Mexican Tax Claims

On November 1, 2004, our Mexican subsidiary, Innophos Fosfatados, received notice of claims from the Tax Audit and Assessment Unit of the National Waters Commission (“CNA”) demanding payment of governmental duties, taxes and other charges for failure to have certain permits allowing extraction of salt water for processing (the “Salt Water Claims”), and for the underpayment of governmental duties, taxes and other charges for the extraction and use of fresh water from national waterways from 1998 through 2002 at our Coatzacoalcos manufacturing plant (the “Fresh Water Claims”).

As initially assessed by the CNA, and at current exchange rates the basic CNA claims total approximately $38.3 million, (comprised of approximately $27.5 million on Salt Water Claims and $10.8 million on Fresh Water Claims). There were also CNA claims for interest, inflation, surcharges and penalties under the Mexican Federal Tax Code of approximately $101.3 million (comprised of $80.9 million on Salt Water Claims and $20.4 million on Fresh Water Claims), resulting in an approximate total claim amount of $139.6 million at current exchange rates. Management believes that Innophos Fosfatados has valid bases for challenging the amount of the CNA claims and is vigorously defending the matter.

CNA Administrative Proceedings; Appeals. On January 17, 2005, Innophos Fosfatados filed documents with the CNA seeking revocation and dismissal of all claims. On August 29, 2005, the CNA rejected the substantive challenges filed by Innophos Fosfatados as to the Fresh Water Claims (although CNA agreed that certain corrections were required as to its surcharge calculations) confirming their original claims totaling $31.2 million ($10.8 million in basic claims and $20.4 million in interest, inflation, surcharges and penalties). In addition, on technical grounds, CNA ordered the revocation of the resolutions containing the Salt Water Claims in order to correct certain errors, and consequently did not address the substantive challenges. CNA reserved its right to issue new resolutions correcting the technical errors as to both the Fresh Water and Salt Water Claims. On November 3, 2005, Innophos Fosfatados filed appeals with the Mexican Federal Court of Fiscal and Administrative Justice challenging all CNA’s claims and CNA’s recent rulings, including a discretionary appeal seeking a court ruling on our substantive challenges to the Salt Water Claims.

Rhodia Indemnification. We believe that we are indemnified against such CNA claims, as well as any additional duties, taxes and charges which may be assessed by the CNA for the period after 2002 but arising on or before the closing date under the terms of the purchase and sale agreement with Rhodia, from whom our business was purchased on August 13, 2004. Rhodia has assumed control of the defense of the CNA claims and acknowledged responsibility for such claims, but under a reservation of rights. Innophos asserted that it is

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

entitled to full indemnification; Rhodia disagreed, asserting that the applicable indemnification under the purchase and sale agreement would be for breach of representations and warranties, subjecting our claims to a deductible amount of $15.9 million and a cap of $79.5 million above that deductible amount. On December 16, 2004, Innophos sued Rhodia in New York state court seeking a determination that we are entitled to full indemnification under the purchase and sale agreement. Innophos filed a motion for summary judgment, seeking declarations that the CNA claims are Taxes under the sale agreement with Rhodia, and that Rhodia is obligated to pledge any necessary security to guarantee the claims to the Mexican government. The Court entered an Order granting Innophos’ summary judgment motion on both counts on June 13, 2005. Rhodia has appealed and briefing is underway.

Security Pending Challenges. Security for the full amount of the matter in dispute, which approximates $153.0 million with inflation and surcharge values projected to June 2006, was required by June 17, 2005. In light of the recent technical revocation of the Salt Water Claims, we are advised that the amount of security required would be reduced to $35.8 million at current exchange rates. We believe the posting of such security was an obligation of Rhodia under the New York court ruling (referenced above). Rhodia has acknowledged its obligation to post such security (subject to appeal), but is taking the position that security is not currently required. If Rhodia does not or cannot timely post security, it is possible that Innophos Fosfatados will have to do so. There are multiple types of acceptable security, the most common type of security being an asset backed mortgage. In the event the Mexican Ministry of Finance determined that security was not provided in a timely manner, or that Fosfatados was otherwise not satisfying security requirements, the Ministry of Finance could seize certain Fosfatados’ assets or appoint a surveyor with certain administrative powers over Innophos Fosfatados’ assets and operations to ensure compliance pending appeals.

A final determination of the matter may require appeals to the Mexican Supreme Court and possible remands to the CNA or to lower courts, which might continue for several years. In the event CNA were to issue a full set of new resolutions confirming the original Salt Water Claims and Fresh Water Claims, and appeals were to be decided against us, we could be required to pay a judgment for the entire amount of the CNA claims (which could include accrual of additional interest and inflationary adjustments, as well as charges for periods after 2002, which management estimates under current operating conditions at approximately $2.1 million of additional basic charges excluding interest, inflation adjustments, and penalties per year). To the extent such judgments are not paid by Rhodia, this would be material to our results of operations, financial condition and cash flows. If such obligation were to fall upon us, at the present time we could not meet that obligation from our current assets, and would be required to raise sufficient capital or sell assets.

As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate. The ultimate liability amount could be material to our results of operations and financial condition. Furthermore, there can be no assurance that we will ultimately collect amounts due from Rhodia (whether partially or fully) under the indemnification rights in the purchase and sale agreement.

Mexican Water Recycling System

Innophos Fosfatados is the successor to an agreement with the CNA (originally entered into in 1997 by Albright & Wilson-Troy de Mexico, S.A. de C.V., succeeded in 2000 by Rhodia Fosfatados de Mexico, S.A. de C.V.) to construct a water recycling system to reduce water effluents into the Gulf of Mexico, to comply with

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

applicable discharge limits and regulations, and to reuse at least 95% of the water derived from the production processes at the Coatzacoalcos facility. The agreement with the CNA required such action plans be completed by December 31, 2004. Under the terms of the agreement and subject to compliance by Innophos Fosfatados, the CNA temporarily exempted Innophos Fosfatados from the payment of certain waste water discharge duties and related charges, which would normally have been payable.

All of the equipment to recycle water was in place and in operating condition as of December 31, 2004. On January 10, 2005, Innophos Fosfatados notified the CNA of its position that as of December 31, 2004, it complies with the applicable requirements of the agreement. Management is advised by Mexican environmental counsel that compliance with the discharge limits aspect of the CNA agreement should be based upon limits which have already been issued and upon revised limits which are expected to be issued in the near future by the CNA.

Innophos Fosfatados’ relevant waste water discharges were the subject of a study by the National University of Mexico, which concluded in October 2004 that such discharges do not adversely impact the receiving water bodies or the environment. In addition to a previous request by Innophos Fosfatados to update the relevant waste water discharge permit with new operating information, in October 2004 Fosfatados filed a petition with CNA to reflect the results of the university study and to revise discharge limits to levels which the now-improved operations can satisfy. In May 2005, Fosfatados received a government authorization known as a Concession Title (containing a waste water discharge permit and annexes known as Particular Discharge Conditions) granting partial relief for all discharge limits, except with respect to heavy metals. The requested relief regarding heavy metals limits was contained in a second technical package issued by the CNA central office to the CNA regional office, but this package arrived after the Concession Title was required under applicable procedure to be completed and delivered to Innophos Fosfatados. We are following the procedure suggested by CNA regional officials to seek administrative review of the Concession Title, and are verbally informed by such officials that the Concession Title will be amended to reflect full relief as to all discharge limits, including heavy metals.

Although we have been verbally informed that the Concession Title will be amended to reflect full relief to all discharge limits, CNA could nevertheless establish final written discharge limits which are unattainable. In addition, CNA regional officials may take the position that compliance with the agreement will be determined by the previous Concession Title. Consequently, while Mexican environmental counsel has advised us that compliance should be determined upon the new, revised, discharge limits as a matter of applicable law, CNA regional officials could find that Innophos Fosfatados was not in compliance with the terms of its agreement with CNA for the duration of the agreement. In the event Innophos Fosfatados were found not to be in compliance with the agreement’s terms and deadlines, the exempted duties and related charges through December 31, 2004, would be reinstated. Innophos Fosfatados management estimates that the amount of exempted duties and related charges through December 31, 2004 may range up to $10.3 million (including inflation and interest). In addition, management is advised that it is possible under applicable law that a penalty could be imposed of up to an additional $12.2 million. Management believes that the above amounts represent the upper range of possible damages based on a finding of noncompliance. The estimates above for exempted duties, charges and penalties are based on a finding that Innophos Fosfatados exceeded applicable discharge limits related to pH levels. If violations instead are based on different discharge limits, such as discharge limits relating to phosphorus, the estimated ranges of estimated exempted duties, charges and penalties above could be significantly reduced. Management does not currently know whether CNA will make a finding of noncompliance as to any aspect of the agreement with CNA, or what discharge limits would constitute the basis for a finding of noncompliance as to water quality requirements.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Based upon currently available information and advice of counsel, management would take appropriate steps to challenge any such claim before the CNA and/or Mexican courts, and if any such claim were presented, evaluate potential indemnification rights against Rhodia. As of the date hereof, based upon advice of counsel and our review of the CNA claims, the facts and applicable law, we have determined that liability is reasonably possible, but is neither probable nor reasonably estimable. Accordingly, we have not established a liability on the balance sheet as of September 30, 2005. As additional information is gained, we will reassess the potential liability and establish the amount of any loss reserve as appropriate.

If Innophos Fosfatados could not fully comply with its permit limits, although based upon the university study there would be no adverse impact on the environment, ongoing duties and related charges would be payable, in the estimated amount of $0.2 million per year.

Other Legal Matters

In June 2005, Innophos Canada, Inc. was contacted by representatives of Mosaic (formerly IMC Global, now believed to be a unit of Cargill Corporation) seeking a meeting to discuss the status of an ongoing remedial investigation and clean-up Mosaic is conducting at its now-shuttered fertilizer manufacturing site located north of Innophos Canada’s Pt. Maitland, Ontario Canada plant site. The remediation is being overseen by the Provincial Ministry of Environment (“MOE”). Mosaic stated that in their view we and Rhodia (our predecessor in interest) were responsible for some phosphorus compound contamination at a rail yard between the Innophos Canada, Inc. and Mosaic sites, and will be asked to participate in related clean-up costs. Our management has determined that this contingent liability is neither probable nor estimable at this time, but liability is reasonably possible. We have notified Rhodia of the Mosaic claim under the Purchase and Sale agreement under which we purchased our business, and we are seeking indemnification. Rhodia has declined the claim stating that we have not provided sufficient information. We will continue to investigate and defend the claim through Canadian counsel.

In connection with the Transaction creating the Company, upon the closing of the transaction Innophos, Inc. and various Rhodia entities entered into Sales Representative Agreements for the sale of certain Innophos, Inc. products in various countries (other than North America). On September 29, 2004, Innophos, Inc. issued notices of termination under all such agreements, effective January 1, 2005. The Rhodia entities have claimed that they are entitled to indemnity payments equal to one-year’s commissions under the Agreements, totaling approximately $1.4 million. The Company believes the indemnity payment applies solely to commissions on sales made after closing through August 31, 2004, which would total approximately $3 thousand. The Company believes it has meritorious defenses, and intends to contest liability vigorously.

A major STPP (Sodium Tripolyphosphate) customer threatened during 2003 to make a claim in the amount of U.S. $1.7 million against us with respect to alleged product defects related to our supply of STPP. This customer has alleged that it received shipments that had copper levels in a higher concentration than permitted under its specifications. We disputed these allegations. We placed our supplier, Astaris, on notice of the aforementioned claim, and we intend to seek a partial offset from them in the event a product defect is established pursuant to the sales contract between Astaris and Rhodia dated January 1, 2003.

In addition, we are party to numerous legal proceedings that arise in the ordinary course of our business. Except as to the matters specifically disclosed herein, we do not believe that these legal proceedings represent probable or reasonably possible liabilities. However, the results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

(12) Pension:

Net periodic benefit expense for the US plans for the three months ended September 30, 2005:

	Pension Plan	Other post-retirement benefits	Total
Service cost	$71	$37	$108
Interest cost	29	46	75
Expected return on assets	(5)	—	(5)
Amortization of prior service cost	41	72	113

Net periodic benefit expense	$136	$155	$291

Net periodic benefit expense for the US plans for the nine months ended September 30, 2005:

	Pension Plan	Other post-retirement benefits	Total
Service cost	$213	$111	$324
Interest cost	87	138	225
Expected return on assets	(15)	—	(15)
Amortization of prior service cost	123	216	339

Net periodic benefit expense	$408	$465	$873

We made our entire cash contributions for the year to our U.S. defined contribution plan of $630 during the first half of 2005 for the plan year 2004. We made our expected cash contributions for the year to our U.S. defined benefit plan of $355 during the first half of 2005.

Net periodic benefit expense for the Canadian plans for the three months ended September 30, 2005:

	Pension Plan	Other post-retirement benefits	Total
Service cost	$38	$9	$47
Interest cost	78	7	85
Expected return on assets	(86)	—	(86)
Amortization of initial transition obligation	—	7	7
(Gain)/loss	1	—	1

Net periodic benefit expense	$31	$23	$54

Net periodic benefit expense for the Canadian plans for the nine months ended September 30, 2005:

	Pension Plan	Other post-retirement benefits	Total
Service cost	$114	$27	$141
Interest cost	234	21	255
Expected return on assets	(258)	—	(258)
Amortization of initial transition obligation		21	21
(Gain)/loss	3	—	3

Net periodic benefit expense	$93	$69	$162

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

We made cash contributions to our Canadian defined benefit plan of $480 during the nine months ended September 30, 2005. We expect to make cash contributions to our Canadian defined benefit plans of $170 during the last quarter of 2005.

(13) Common Stock

Innophos, Inc. has 1,000 shares issued and outstanding, which are all owned by Innophos Investments Holdings, Inc. (see corporate structure—page 2). Innophos Investments Holdings, Inc. has 297 shares issued and outstanding, which are all owned by Innophos Holdings, Inc. Innophos Holdings, Inc., the parent company of Innophos Investments Holdings, Inc., has authorized 99,999,999 shares of Class A common stock, par value $.001 and has authorized 11,111,111 shares of Class L common stock, par value $.001. Innophos Holdings, Inc. has outstanding as of September 30, 2005: 43,944,074 of Class A common stock; and 4,882,676 of Class L common stock.

The Class A common stock is the same as the Class L common stock, except that the Class L common stock is entitled to a preference over the Class A common stock with respect to any distribution by Holdings to holders of its capital stock. After payment of such preference amount, each share of Class A common stock and Class L common stock will participate ratably in all distributions by Holdings to holders of its capital stock.

Innophos Holdings, Inc. 2005 Stock Option Plan (“Option Plan”) was adopted on April 1, 2005 to provide for the grant of options to purchase Holding’s Class L Common Stock and Class A Common Stock. On April 1, 2005, Innophos Holdings, Inc. authorized 641,170 of Class L stock options and authorized 5,770,531 of Class A stock options. On April 1, 2005, Innophos Holdings, Inc. granted 448,819 of Class L stock options and granted 4,039,372 of Class A stock options to employees. All options granted as of September 30, 2005 are outstanding.

The Option Plan provides for grants of qualified and non-qualified stock options with a ten year term. All options vest ratably over a five year term. All options were granted to employees and have an exercise price of $3.73 for Class L stock options and an exercise price of $0.2909 for Class A stock options. The recipient of the stock option must exercise Class A stock options to acquire nine shares of Class A common stock for every one share of Class L common stock acquired through the exercise of Class L stock options and Class L stock options to acquire one share of Class L common stock for every nine shares of Class A common stock acquired through the exercise of Class A stock options.

(14) Segment Reporting:

The company discloses certain financial and supplementary information about its operating segments. Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision maker, in order to decide how to allocate resources and assess performance. The primary key performance indicators for the chief operating decision maker are Sales and EBITDA. The Company reports its operations in three operating segments—United States, Mexico and Canada, each of which sells the entire portfolio of products.

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

For the three months ended September 30, 2005

Successor	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$80,702	$46,103	$7,126	—	$133,931
Intersegment sales	7,597	4,607	11,282	(23,486)	—

Total Sales	88,299	50,710	18,408	(23,486)	133,931

EBITDA	$14,735	$8,169	$990	—	$23,894

Reconciliation of EBITDA to net income (loss)

EBITDA					$23,894
Depreciation, amortization & deferred financing					12,525
Interest expense					7,443
Income tax expense (benefit)					1,873

Net Income (loss)					$2,053

For the period July 1, 2004 to August 13, 2004
Predecessor	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$36,940	$22,612	$5,395	—	$64,947
Intersegment sales	3,669	4,906	4,956	(13,531)	—

Total Sales	40,609	27,518	10,351	(13,531)	64,947

EBITDA	$3,008	$5,426	$235	—	$8,669

Reconciliation of EBITDA to net income (loss)
EBITDA					$8,669
Depreciation, and Amortization					3,907
Interest expense					736
Income tax expense (benefit)					1,002

Net Income (loss)					$3,024

For the period August 14, 2004 to September 30, 2004
Predecessor	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$44,808	$23,473	$3,859	—	$72,140
Intersegment sales	3,856	6,012	6,771	(16,639)	—

Total Sales	48,664	29,485	10,630	(16,639)	72,140

EBITDA	$3,360	$3,098	$795	—	$7,253

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Predecessor	United States	Mexico	Canada	Eliminations	Total consolidated

Reconciliation of EBITDA to net income (loss)
EBITDA					$7,253
Depreciation and Amortization and deferred financing					6,040
Interest expense					3,239
Income tax expense (benefit)					(1,110)

Net Income (loss)					$(916)

For the nine months ended September 30, 2005
Successor	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$245,779	$137,630	$22,709	$—	$406,118
Intersegment sales	24,073	22,492	35,507	(82,072)	—

Total Sales	269,852	160,122	58,216	(82,072)	406,118

EBITDA	$35,447	$28,373	$2,439	$—	$66,259

Reconciliation of EBITDA to net income (loss)
EBITDA					$66,259
Depreciation, amortization & deferred financing					36,451
Interest expense					22,188
Income tax expense (benefit)					4,857

Net Income (loss)					$2,763

For the period January 1, 2004 to August 13, 2004
Predecessor	United States	Mexico	Canada	Eliminations	Total consolidated
Sales	$205,098	$108,364	$19,259	—	$332,721
Intersegment sales	14,670	21,836	30,129	(66,635)	—

Total Sales	219,768	130,200	49,388	(66,635)	332,721

EBITDA	$29,076	$18,246	$3,046	—	$50,368

Reconciliation of EBITDA to net income (loss)
EBITDA					$50,368
Depreciation and Amortization					23,008
Interest expense					3,098
Income tax expense (benefit)					8,954

Net Income (loss)					$15,308

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

(15) Condensed Consolidating/Combining Financial Statements:

The following condensed combined financial data is presented to segregate the assets, liabilities, and results of operations and cash flows of the US operations (the “Guarantors”) and the Canadian and Mexican operations (the “ Non-guarantors”). Innophos, Inc. has issued debt and the Guarantor subsidiary is a 100% wholly owned subsidiary of Innophos, Inc. The non-guarantors are 100% wholly-owned subsidiaries of the guarantors. Innophos, Inc. and the guarantor subsidiary will fully, unconditionally and jointly and severally, guarantee the Company’s obligations under the Company’s senior credit facility and Innophos, Inc.’s senior subordinated notes due 2014. Investments in subsidiaries are accounted for by the guarantor using the equity method of accounting. The non-guarantors are presented on a combined basis. The principal combining adjustments are to eliminate intercompany balances and transactions.

Condensed Consolidating Balance Sheets As of September 30, 2005 (In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non- guarantor Subsidiaries	Adjustments and Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$47,109	$—	$20,190	$—	$67,299
Accounts receivable	73,429		48,514	(66,357)	55,586
Inventories	34,038		36,699		70,737
Other current assets	10,806		11,253		22,059

Total current assets	165,382		116,656	(66,357)	215,681
Property, plant and equipment, net	161,542		148,759		310,301
Goodwill	7,237		40,026		47,263
Investment in subsidiaries	94,361	62,562	—	(156,923)	—
Intercompany notes	131,900		—	(131,900)	—
Intangibles and other assets, net	60,313		14,897		75,210

Total	$620,735	$62,562	$320,338	$(355,180)	$648,455

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$24,306	$—	$—	$—	$24,306
Accounts payable	44,297		48,027	(66,357)	25,967
Other current liabilities	35,227		20,080	—	55,307

Total current liabilities	103,830		68,107	(66,357)	105,580
Long-term debt & intercompany notes	374,144		131,900	(131,900)	374,144
Other long-term liabilities	1,173		25,970		27,143
Total stockholder’s equity	141,588	62,562	94,361	(156,923)	141,588

Total	$620,735	$62,562	$320,338	$(355,180)	$648,455

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Consolidating Balance Sheets As of December 31, 2004 (In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Adjustments and Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$11,289	$—	$1,473	$—	$12,762
Accounts receivable	51,185	—	42,486	(27,347)	66,324
Inventories	36,306	—	30,257	—	66,563
Other current assets	13,647	—	10,950	(4,620)	19,977

Total current assets	112,427	—	85,166	(31,967)	165,626
Property, plant and equipment, net	173,875	—	159,674	—	333,549
Goodwill	7,237	—	43,614	—	50,851
Investment in subsidiaries	73,259	41,243	—	(114,502)	—
Intercompany notes	148,331	—	—	(148,331)	—
Intangibles and other assets, net	64,125	—	16,740	—	80,865

Total	$579,254	$41,243	$305,194	$(294,800)	$630,891

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$1,780	$—	$4,620	$(4,620)	$1,780
Accounts payable	29,916	—	37,499	(27,347)	40,068
Other current liabilities	25,838	—	9,884	—	35,722

Total current liabilities	57,534	—	52,003	(31,967)	77,570
Long-term debt & intercompany notes	382,775	—	148,331	(148,331)	382,775
Other long-term liabilities	220	—	31,601	—	31,821
Total stockholder’s equity	138,725	41,243	73,259	(114,502)	138,725

Total	$579,254	$41,243	$305,194	$(294,800)	$630,891

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Consolidating Statements of Operations

For the three months ended September 30, 2005

(In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Adjustments and Eliminations	Total
Net sales	$88,299	$—	$69,118	$(23,486)	$133,931
Cost of goods sold	71,493	—	63,247	(23,486)	111,254

Gross profit	16,806	—	5,871	—	22,677

Operating expenses:
Selling, general and administrative expenses and R&D	8,756	—	2,274	—	11,030

Total operating expenses	8,756	—	2,274	—	11,030

Operating income	8,050	—	3,597	—	11,647
Interest expense, net	5,922	—	2,223	—	8,145
Foreign exchange losses	16	—	(350)	—	(334)
Other expense (income), net	—	—	(90)	—	(90)
Equity income (loss)	(1)	(51)	—	52	—

Income (loss) before income taxes	2,111	(51)	1,814	52	3,926
Provision (benefit) for income taxes	58	—	1,815	—	1,873

Net income (loss)	$2,053	$(51)	$(1)	$52	$2,053

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2005

(In thousands)

	Successor Period
	Innophos, Inc.	Guarantor Subsidiary	Non- Guarantor Subsidiaries	Adjustments and Eliminations	Total
Net sales	$269,852	$—	$218,338	$(82,072)	$406,118
Cost of goods sold	221,674	—	195,517	(82,072)	335,119

Gross profit	48,178	—	22,821	—	70,999

Operating expenses:
Selling, general and administrative expenses and R&D	31,682	—	8,136	—	39,818

Total operating expenses	31,682	—	8,136	—	39,818

Operating income	16,496	—	14,685	—	31,181
Interest expense, net	19,721	—	4,572	—	24,293
Foreign exchange losses	45	—	(419)	—	(374)
Other expense (income), net	—	—	(358)	—	(358)
Equity income	6,206	6,425	—	(12,631)	—

Income (loss) before income taxes	2,936	6,425	10,890	(12,631)	7,620
Provision (benefit) for income taxes	173	—	4,684	—	4,857

Net income (loss)	$2,763	$6,425	$6,206	$(12,631)	$2,763

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Income

For the period January 1, 2004 through August 13, 2004

	Predecessor Period
	Guarantor Operations	Non-Guarantor Operations	Adjustments And Eliminations	Total
Net sales	$219,768	$179,588	$(66,635)	$332,721
Cost of goods sold	180,172	163,040	(66,198)	277,014

Gross profit	39,596	16,548	(437)	55,707

Operating expenses:
Selling, general and Administrative R&D expenses	20,518	5,397	—	25,915
Restructuring costs	1,727	56	—	1,783

Total operating expenses	22,245	5,453	—	27,698

Operating income	17,351	11,095	(437)	28,009
Interest expense, net	1,006	2,092	—	3,098
Foreign exchange losses	—	627	—	627
Other expense, net	(57)	79	—	22

Income before income taxes	16,402	8,297	(437)	24,262
Provision for income taxes	6,305	2,797	(148)	8,954

Net income	$10,097	$5,500	$(289)	$15,308

Condensed Consolidating Statements of Income

For the period August 14, 2004 through September 30, 2004

(In thousands)

	Successor Period
	Guarantor Operations	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Adjustments And Eliminations	Total
Net sales	$48,664	$—	$40,115	$(16,639)	$72,140
Cost of goods sold	42,743	—	37,526	(16,639)	63,630

Gross profit	5,921	—	2,589	—	8,510

Operating expenses:
Selling, general and administrative expenses	4,596	—	1,117	—	5,713
In-process R&D	1,300	—	—	—	1,300
Other operating expenses	—	—	—	—	—
Total operating expenses	5,896	—	1,117	—	7,013

Operating income	25	—	1,472	—	1,497

Interest expense, net	3,124	—	480	—	3,604
Foreign exchange losses	—	—	(70)	—	(70)
Other expense, net	—	—	(11)	—	(11)
Equity Income	974	717	—	(1,691)	—

Income before income taxes	(2,125)	717	1,073	(1,691)	(2,026)
Provision (Benefit) for income taxes	(1,209)	—	99	—	(1,110)

Net income	$(916)	$717	$974	$(1,691)	$(916)

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Operations

For the period July 1, 2004 to August 13, 2004

(In thousands)

	Predecessor Period
	Guarantor	Non- Guarantor Operations	Adjustments and Eliminations	Total
Net sales	$40,609	$37,869	$(13,531)	$64,947
Cost of goods sold	35,413	33,654	(13,398)	55,669

Gross profit	5,196	4,215	(133)	9,278

Operating expenses:
Selling, general and administrative expenses and R&D	3,284	1,229	—	4,513
Restructuring and environmental costs	21	56	—	77

Total operating expenses	3,305	1,285	—	4,590

Operating income	1,891	2,930	(133)	4,688
Interest expense, net	205	531	—	736
Foreign exchange losses	(2)	(139)	—	(141)
Other expense (income), net	(57)	124	—	67

Income (loss) before income taxes	1,745	2,414	(133)	4,026
Provision (benefit) for income taxes	631	415	(44)	1,002

Net income (loss)	$1,114	$1,999	$(89)	$3,024

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Consolidating Statements of Cash Flows For the nine months ended September 30, 2005 (In thousands)

	Successor Period
	Guarantor Operations	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Adjustments and Eliminations	Total
Cash flows from operating activities:
Net income/(loss)	$2,763	$6,425	$6,206	$(12,631)	$2,763
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,101	—	15,350	—	36,451
Deferred income taxes/(benefit)	135	—	(1,868)	—	(1,733)
Deferred profit sharing liabilities	—	—	(702)	—	(702)
Equity earnings	(6,206)	(6,425)	—	12,631	—
Changes in assets and liabilities:
(Increase)/Decrease in accounts receivable	(22,244)	—	(6,028)	39,010	10,738
(Increase)/Decrease in inventories	2,268	—	(6,442)	—	(4,174)
(Increase)/Decrease in other current assets	(1,779)	—	(303)	—	(2,082)
Increase/Decrease in accounts payable	13,749	—	11,160	(39,010)	(14,101)
Increase/(Decrease) in other current liabilities	10,021	—	9,564	—	19,585
Changes in other long-term assets and liabilities, net	(14,838)	—	15,038	—	200

Net cash provided by (used in) operating activities	4,970	—	41,975	—	46,945

Cash flows from investing activities:
Capital expenditures	(4,196)	—	(2,207)	—	(6,403)

Net cash (used for) investing activities	(4,196)	—	(2,207)	—	(6,403)
Cash flows from financing activities:
Repayment of intercompany debt by subsidiaries	21,051	—	(21,051)	—	—
Repayments of revolving lines of credit	(17,000)	—	—	—	(17,000)
Capital Contribution	100	—	—	—	100
Principal payments of term loan	(11,105)	—	—	—	(11,105)
Proceeds from term loans	42,000	—	—	—	42,000

Net cash provided by/(used for) financing activities	35,046	—	(21,051)	—	13,995

Net change in cash	35,820	—	18,717	—	54,537
Cash and cash equivalents at beginning of year	11,289	—	1,473	—	12,762

Cash and cash equivalents at end of year	$47,109	$—	$20,190	$—	$67,299

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Consolidating Statements of Cash Flows

For the period August 14, 2004 through September 30, 2004

(In thousands)

	Successor Period
	Guarantor Operations	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Adjustments And Eliminations	Total
Cash flows from operating activities:
Net income	$(916)	$717	$974	$(1,691)	$(916)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,702	—	2,338	—	6,040
Deferred income taxes/(benefit)	(1,209)	—	(39)	—	(1,248)
Non-cash activities, in-process R&D	1,300	—	—	—	1,300
Non-cash activities, inventory adjustment	3,770	—	888	—	4,658
Equity earnings	(974)	(717)	—	1,691	—
Changes in assets and liabilities:
(Increase) in accounts receivable	(39,991)	—	(9,862)	6,156	(43,697)
Decrease in inventories	506	—	5,317	—	5,823
(Increase) in other current assets	(6,856)	—	(1,655)	—	(8,511)
(Decrease) in accounts payable	17,175	—	(1,509)	(6,156)	9,510
Increase in other current liabilities	8,439	—	2,442	—	10,881
Changes in other long-term assets and liabilities, net	(26)	—	(61)	—	(87)

Net cash provided by operating activities	(15,080)	—	(1,167)	—	(16,247)

Cash flows from investing activities:
Capital expenditures	(197)	—	(329)	—	(526)
Purchase of the Phosphates Business	(275,463)	—	(197,940)	—	(473,403)
Costs of acquisition	(8,200)	—	—	—	(8,200)

Net cash (used for) investing activities	(283,860)	—	(198,269)	—	(482,129)

Cash flows from financing activities:
Net change in borrowings with Innophos Inc.	—	—	152,038	(152,038)	—
Advances to subsidiaries	(152,038)	—	—	152,038	—
Borrowings from revolving lines of credit	18,500	—	—	—	18,500
Capital contribution	139,358	—	—	—	139,358
Capital contribution-subsidiaries	(50,674)	—	50,674	—	—
Proceeds from issuance of long-term bonds	190,000	—	—	—	190,000
Proceeds from term loans	178,000	—	—	—	178,000
Deferred financing costs	(21,318)	—	—	—	(21,318)

Net cash (used for) financing activities	301,828	—	202,712	—	504,540

Net change in cash	2,888	—	3,276	—	6,164
Cash & cash equivalents at beginning of period	—	—	1,520	—	1,520

Cash and cash equivalents at end of period	$2,888	$—	$4,796	$—	$7,684

INNOPHOS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)—(Continued)

(In thousands, except where noted)

Condensed Combining Statements of Cash Flows

For the period January 1, 2004 through August 13, 2004

(In thousands)

	Predecessor Period
	Guarantor Operations	Non-Guarantor Operations	Adjustments And Eliminations	Total
Cash flows from operating activities:
Net income	$10,097	$5,500	$(289)	$15,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,279	10,903	—	22,182
Deferred income taxes/(benefit)	117	35	—	152
Profit sharing liabilities	—	(23)	—	(23)
Changes in assets and liabilities:
(Increase) in accounts receivable	(6,827)	13,317	(8,433)	(1,943)
Decrease in inventories	(457)	1,243	658	1,444
(Increase in other current assets	194	(4,609)	—	(4,415)
Increase in accounts payable	(1,599)	230	8,433	7,064
Increase in other current liabilities	4,138	1,480	—	5,618
Changes in other long-term assets and liabilities, net	(1,311)	19	—	(1,292)

Net cash provided by operating activities	15,631	28,095	369	44,095

Cash flows from investing activities:
Capital expenditures	(703)	(2,042)	—	(2,745)
Other investing activities	—	112	—	112

Net cash (used for) investing activities	(703)	(1,930)	—	(2,633)

Cash flows from financing activities:
Net change in borrowings from Rhodia	—	(4,394)	—	(4,394)
Repayments to banks and other	(1,338)	(15,666)	—	(17,004)
Net reduction in advances from Rhodia	(13,589)	(7,931)	(369)	(21,889)

Net cash (used for) financing activities	(14,927)	(27,991)	(369)	(43,287)

Net change in cash	1	(1,826)	—	(1,825)
Cash and cash equivalents at beginning of year	2	3,343	—	3,345

Cash and cash equivalents at end of year	$3	$1,517	$—	$1,520

$190,000,000

INNOPHOS, INC.

Exchange Offer for

8.875% Senior Subordinated Notes due 2014

PROSPECTUS

February 14, 2006

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until May 16, 2006, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.